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08003553

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Scottish Power Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 07 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 32720 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 7/3/08


ScottishPower

Scottish Power Limited
(formerly Scottish Power plc)

ANNUAL REPORT & ACCOUNTS 2006/07


MONDAY
S7U20U7W
SCT
29/10/2007
1318
COMPANIES HOUSE

FINANCIAL HIGHLIGHTS

Results for the year ended 31 March 2007	Adjusted results*			Reported results	
	Mar 07	Mar 06		Mar 07	Mar 06
Operating profit	**£1,080m**	£805m	+34%	**£880m**	£870m
Profit before tax	**£1,002m**	£675m	+48%	**£502m**	£625m
Continuing earnings per share	**47 17p**	27 85p	+69%	**23 38p**	27 54p
Group earnings per share	**47 17p**	44 13p	+7%	**11 08p**	83 77p
Cash generated from continuing operations	**£1,711m**	£865m		**£1,711m**	£865m

£524m*

ENERGY NETWORKS
OPERATING PROFIT £524m* – UP £4m

STRONG COST MANAGEMENT AND INCREASED TARGETED NETWORK INVESTMENT

£431m*

ENERGY RETAIL & WHOLESALE
OPERATING PROFIT £431m* – UP £217m

STRONG RETURNS FROM COAL AND GAS; BENEFITS FROM OUR PROCUREMENT STRATEGY HELPING MITIGATE WHOLESALE PRICE VOLATILITY; RECOVERING RETAIL MARGINS, AND IMPROVED CUSTOMER SERVICE

£154m*

PPM ENERGY OPERATING PROFIT
£154m* – UP £63m

BENEFITING FROM WIND DEVELOPMENT ACTIVITIES AND STRONG PERFORMANCE IN GAS STORAGE AND ENERGY MANAGEMENT

£1,711m

CASH GENERATED FROM CONTINUING OPERATIONS INCREASED BY £846m TO £1,711m AFTER £114m SPECIAL CONTRIBUTION TO PENSION FUND

STRONG OPERATIONAL PERFORMANCE, UPFRONT CASH RECEIPTS FROM WIND PORTFOLIO AND OTHER TRANSACTIONS AND WORKING CAPITAL IMPROVEMENTS

£1bn

CAPITAL INVESTMENT OF OVER £1bn; 60% FOR GROWTH PRINCIPALLY IN UK AND US WIND FARMS

*Note Items marked * throughout this document represent our reported results adjusted to exclude the effects of certain IAS 39 remeasurements, exclude exceptional items, and to include depreciation charges in relation to PacifiCorp incurred from 24 May 2005 to 20 March 2006 Further details, are given in the Financial Review section on page 2*

DIRECTORS' REPORT

The directors present their report and audited Accounts for the year ended 31 March 2007

ACTIVITIES AND REVIEW

Scottish Power Limited ("ScottishPower"), a limited company registered in Scotland, is an international energy business On 13 July 2007, ScottishPower re registered as a private company and, as a consequence, changed its name to Scottish Power Limited from Scottish Power plc The references throughout the Annual Report & Accounts refer to Scottish Power Limited but it should be noted that the change to private limited company status only took effect on 13 July 2007 The company provides electricity transmission and distribution services in the UK, supplies gas and electricity services to homes and businesses across the UK, and operates electricity generation, gas storage facilities and associated energy management activities in the UK, Ireland, the US and western Canada

Throughout 2006/07, the Group operated through its three business units

- Energy Networks,
- Energy Retail & Wholesale, and
- PPM Energy

ScottishPower was acquired by the Spanish utility group, Iberdrola S A , on 23 April 2007 As a result, the Ordinary Shares of ScottishPower were cancelled from the Official List of the London Stock Exchange at the commencement of business on 24 April 2007 ScottishPower is now part of one of Europe's largest energy companies with an installed generation capacity base of 39,104 MW including 6,238 MW of wind generation capacity and 342 MW of small hydro generation capacity

OPERATIONAL REVIEW

During the year, ScottishPower delivered a strong performance with adjusted operating profit up by 34% to £1,080 million*, adjusted profit before tax up by 48% to £1,002 million* and adjusted continuing earnings up 69% to 47 17 pence per share* On a reported basis, operating profit was £880 million, profit before tax was £502 million and continuing earnings were 23 38 pence per share The difference between the adjusted and reported results relate to certain IAS 39 remeasurements and exceptional items, further details of which are given in the Financial Review

All our businesses have delivered good performances with the non regulated energy businesses in the UK and North America, in particular, contributing to the strong growth Of the £275 million increase in adjusted operating profit, £217 million came from Energy Retail & Wholesale and £63 million from PPM Energy The key drivers for the growth in operating profit were

- The successful optimisation and flexible performance of our UK coal fired and gas plant,
- The benefit of our rolling commodity hedging programme and energy management activities in the UK, together with recovering retail margins, which have helped to offset the impact of high wholesale prices and environmental compliance costs,
- The contribution from our investment in renewables in the UK,
- Good growth at PPM Energy driven by contribution from wind farm developments completed in the past 12 months, completion of our first 'build to sell' transaction, and a strong performance from our gas storage and energy management activities, and
- Cost efficiencies resulting from the restructuring programme that began last financial year

Energy Networks continues to perform well with stable returns from regulated revenues and strong cost management Our targeted investment programme and operational improvements have allowed us to maintain a reliable supply of energy to customers despite seven exceptional storm events

Our strong operational performance and increased focus on working capital management and improved cash conversion have contributed to an increase of £846 million in cash generated from operations to £1,711 million, after a special pension contribution of £114 million In particular, we have benefited from upfront cash receipts associated with our Wind Portfolio Transactions (WPT) and an upfront payment on a gas transportation contract We have also delivered significant working capital improvements, including efficiencies achieved through better inventory control and customer debt management initiatives

Capital investment for the year of £1,034 million was driven by our wind farm development programme in the UK and US, the upgrade and reinforcement of our generation and network assets in the UK, and the commencement of the Flue Gas Desulphurisation (FGD) installation project at Longannet power station in Scotland

FINANCIAL REVIEW

	2006/07	2005/06	Change
Revenue (£m)	**6,100**	5,446	654
Costs and expenses (£m)	**5,171**	4,774	397
Adjusted results*			
Operating profit (£m)	**1,080**	805	275
Profit before tax (£m)	**1,002**	675	327
Profit from continuing operations (£m)	**718**	514	204
Continuing earnings per share (pence)	**47 17**	27 85	19 32
Group earnings per share (pence)	**47 17**	44 13	3 04
Reported results			
Operating profit (£m)	**880**	870	10
Profit before tax (£m)	**502**	625	(123)
Profit from continuing operations (£m)	**356**	508	(152)
Continuing earnings per share (pence)	**23 38**	27 54	(4 16)
Group earnings per share (pence)	**11 08**	83 77	(72 69)
Cash generated from continuing operations (£m)	**1,711**	865	846

Unless otherwise stated year' and 'full year' relate to the twelve months to 31 March 2007

Items marked * represent the results of our operations adjusted to (i) exclude the effects of certain IAS 39 remeasurements, specifically fair value losses or gains on operating and financing derivatives, (ii) exclude exceptional items, and (iii) include depreciation and amortisation charges in relation to PacifiCorp incurred from 24 May 2005 to 20 March 2006, which, under IFRS were not recognised in the Group's results The sale of PacifiCorp was completed on 21 March 2006 and PacifiCorp was reported as a discontinued operation during 2005/06 Reconciliations from the reported to the adjusted results are provided in Notes 1 and 10 to the Accounts

The Group's results and comparatives have been prepared in accordance with IFRS Items marked * represent adjusted results, further details of which are given above These adjustments have been made in order to present the results on a more comparable basis and we believe that this provides a better indication of underlying business performance

REVENUE

External group revenue for the year increased by £654 million to £6,100 million Energy Networks delivered a small increase in external revenue, mainly relating to Transmission Investment for Renewable Generation Energy Retail & Wholesale's revenue rose by £572 million, reflecting higher retail tariffs, wholesale market prices and wholesale gas volumes, partly offset by lower retail volumes largely due to the milder weather, and lower wholesale power volumes due to reduced balancing activities PPM Energy's revenue increased by £78 million principally due to new wind activities, including 'build to sell' and WPTs, partly offset by lower revenue from our thermal activities

COSTS AND EXPENSES

Cost of sales of £4,309 million increased by £343 million on last year, predominantly as a result of increased market prices associated with Energy Wholesale's gas purchases **Transmission and distribution costs** increased by £32 million to £359 million as *a result of higher bad debt write offs, and increases in depreciation* and labour related costs **Administration expenses** were £22 million higher than last year at £503 million, mainly due to expenses associated with the growth in PPM Energy, including higher labour related costs, rent, insurance and depreciation, being largely offset by a reduction of £49 million in net exceptional costs **Depreciation and amortisation costs**, which are included within each of the three preceding cost categories, increased by £22 million to £271 million

ADJUSTED RESULTS*

Our businesses delivered a strong full year financial performance, with **adjusted operating profit** up 34% to £1,080 million This growth was driven by strong generation plant performance in the UK, benefits arising from our commodity procurement and trading strategy and recovering retail margins, the wind development activities within PPM Energy, along with growth in their energy management and gas storage activities, and cost efficiency savings in Energy Networks

Adjusted net finance costs were £77 million, £52 million lower than last year The improvement was largely as a result of lower average net debt throughout the year and an increased net pension finance credit Lower average net debt was partly due to the Group holding £2 8 billion proceeds from the sale of PacifiCorp for approximately nine weeks until the majority of the cash was returned to shareholders in June Other factors contributing to lower net debt included the residual proceeds received from the sale, the receipt of over £400 million upfront payments relating to wind portfolio and other transactions, and the Group's strong *operational cash performance*

The lower financing costs and the strong operational results, described above, resulted in a 48% increase in **adjusted profit before tax** to £1,002 million

The adjusted income tax charge was £285 million compared to £162 million for last year, and the adjusted effective rate of tax was 28 4% compared to 23 9% Last year's tax rate benefited from the settlement of prior years' outstanding tax claims and from the release of provisions, following the agreement of outstanding items with the tax authorities

Adjusted profit from continuing operations improved by 40% to £718 million as a result of the strong operational performance of the businesses and lower interest costs, partly offset by the increase in the tax charge as discussed above **Adjusted continuing earnings per share (EPS)** increased by 69% to 47 17 pence reflecting both the enhanced operational performance and the benefit from a reduction in share numbers following the capital reorganisation on the return of cash

Adjusted Group EPS of 47 17 pence increased by 7%, with the benefits of the strong growth in continuing operations and the capital reorganisation being partly offset by the loss of earnings following the sale of PacifiCorp

REPORTED RESULTS

The Group's reported results include the impact of IAS 39 on operating profit and net finance costs, exceptional items and any associated tax Last year, the Group's reported results excluded depreciation charges in relation to PacifiCorp, from 24 May 2005 to 20 March 2006 PacifiCorp was disposed of on 21 March 2006

Reported operating profit of £880 million included net fair value losses on operating derivatives of £148 million and exceptional costs of £52 million associated with the Iberdrola offer Last year's reported operating profit of £870 million included net fair value gains on operating derivatives of £85 million and net exceptional costs of £20 million The exceptional items last year comprised the gain on sale of Byley, offset by restructuring costs, an impairment provision relating to the retained US non regulated business's historic aircraft lease portfolio and a charge relating to probable liabilities associated with a credit support facility

Reported net finance costs increased by £133 million to £377 million, largely due to greater net fair value losses on financing derivatives of £300 million compared to £115 million last year These fair value losses are mainly due to the impact of the rise in our share price over the year on the fair value of the embedded derivative within the $700 million convertible bonds

Reported profit before tax was £123 million lower at £502 million the strong growth in our underlying operational results of £327 million was eroded by a £418 million increase in net fair value losses and a £32 million increase in net exceptional costs

The reported income tax charge was £147 million compared to £117 million for last year, and the effective rate of tax was 29 2% compared to 18 8% Last year's tax rate benefited from the settlement of prior years' outstanding claims and from the utilisation of prior years' capital losses offsetting the taxable gain on the sale of Byley

Reported profit from continuing operations was £152 million lower at £356 million for the reasons discussed above and as a result of the net adverse tax movement The impact of IAS 39, in particular, contributed to **reported continuing EPS** reducing by 4 16 pence to 23 38 pence

Reported loss from discontinued operations was £187 million compared to a profit of £1,036 million last year Discontinued operations relate to PacifiCorp, the Group's former US regulated business Last year's results included £417 million post tax earnings from PacifiCorp and a £619 million exceptional gain on the sale of PacifiCorp This year's results reflected an exceptional tax expense of £204 million following a revised assessment of probable tax liabilities relating to the Group's financing arrangements in respect of the acquisition of PacifiCorp and a further tax gain on the sale of PacifiCorp of £17 million

Reported Group EPS reduced by 72 69 pence to 11 08 pence for the year Of this reduction 4 16 pence related to our continuing operations, as discussed above The balance of 68 53 pence related to our discontinued operations and represented the loss of earnings following the sale of PacifiCorp and the year on year adverse movement in exceptional items related to PacifiCorp

CASH AND NET DEBT

Cash generated from operations increased by £846 million to £1,711 million for the full year, with operating cash flows of £1,589 million and favourable working capital movements of £122 million Operating cash flows were driven by our strong operational results and upfront cash receipts relating to WPT and an upfront payment on a gas transportation contract Working capital movements improved by £318 million compared to last year as our increased group wide focus on operational cash management helped deliver favourable year on year inventory movements and improvements in our net trade working capital flows

Opening net debt of £83 million at 31 March 2006 included £2,768 million of net proceeds from the sale of PacifiCorp, which completed in March 2006 During June 2006 £2,204 million of the disposal proceeds were returned to shareholders, with a further £46 million due to be returned The £46 million relates to the outstanding B shares, which are classified as net debt Largely as a result of the return of cash, net debt increased by £1,910 million to £1,993 million at 31 March 2007, excluding the return, net debt reduced by £294 million Cash generated from operations of £1,711 million comprised £1,825 million less the £114 million special contribution to our pension schemes This was absorbed by £389 million of net tax and interest payments, £992 million of capital investment, and £308 million of dividend payments Other net favourable movements were £272 million and included favourable non cash foreign exchange

DIVIDEND

As a result of the completion of the sale of ScottishPower to Iberdrola on 23 April 2007 no final dividend will be paid on Ordinary Shares or on ADSs As part of the sale scheme of arrangement, a special dividend of 12 00 pence per share was paid on 27 April 2007 The ScottishPower B shares annual dividend of ~~3 60~~ 13·3 pence was paid on 28 May 2007

CAPITAL AND DEBT STRUCTURE

In order to provide access to international capital markets and to facilitate activities in the energy trading markets, the Group's capital structure is managed to maintain credit ratings of at least A3/A at the regulated operating subsidiaries The balance between debt and equity at Group level is therefore set to achieve this objective although the effect of structural subordination means that the credit rating of the Group's holding companies, and the companies to which they provide credit support, will generally lie in the Baa/BBB range

In keeping with the long term nature of the Group's business the average maturity of the Group's debt is set at conservative levels and care is taken to ensure that maturities are well spread in order to avoid refinancing risk As at 31 March 2007 the maturity of the Group's debt ranged from 1 to 34 years

RISK MANAGEMENT

The Group's strategy is to conduct business in a manner benefiting customers through balancing cost and risk while delivering shareholder value and protecting the Group's performance and reputation by prudently managing the risks inherent in the business To maintain this strategic direction the Group develops and implements risk management policies and procedures, and promotes a robust control environment at all levels of the organisation

The risk policy developed by the ScottishPower Board is supported by a governance structure, which includes the ScottishPower Executive Team, a Business Risk and Investment Committee for each business, Business Risk Assessment Teams and the independent Group Risk Management function

The Group manages risk exposure in three main areas energy market risk, credit risk and treasury management Further details are provided in Note 25 to the Group Accounts

RESEARCH AND DEVELOPMENT

The Group supports research into development of the generation, transmission, distribution and supply of electricity It also continues to contribute, on an industry wide basis, towards the cost of research into electricity utilisation and distribution developments In financial years 2006/07 and 2005/06, research and development expenditure charged to the Group's operating profit was £1 0 million and £0 3 million, respectively

ENVIRONMENTAL REGULATION

Throughout its operations, ScottishPower strives to meet, or exceed, relevant environmental legislative and regulatory requirements and codes of practice ScottishPower published its 2006/07 Corporate Responsibility Report in June 2007 Further information is available upon request from the Company Secretary *and the full report content is available via the ScottishPower* website www scottishpower com

EMPLOYEES

The Group and its subsidiaries had 10,316 employees as at 31 March 2007 Of these, 3,345 were employed in Energy Networks, 5,873 in Energy Retail & Wholesale and 419 in PPM Energy, with the remaining 679 employed in corporate services

EMPLOYMENT REGULATION

ScottishPower has well defined policies in place throughout its businesses to ensure compliance with applicable laws and related codes of practice These policies cover a wide range of employment issues such as disciplinary action, grievance, harassment, discrimination, stress and 'whistle blowing' and have been brought together in the ScottishPower policy document, 'Compliance – Behaviour and the Law' (which also outlines expectations for employees' conduct)

EMPLOYEE CONSULTATION

The Group's businesses use employee surveys and other tools to understand the key issues for employees within each business unit Regular consultation takes place using a variety of means, including monthly team meetings, team managers' conferences, business unit road shows, safety committees, presentations and employee magazines The Group believes that an important element of a positive working experience is stable employee and industrial relations, it recognises the legitimacy of trade union involvement and has formal agreements in place to foster open, two way communication and consultation Positive relationships and ongoing liaison with employees and their representatives are seen as contributing significantly to achieving the performance objectives of the businesses

EQUAL OPPORTUNITIES

ScottishPower is committed to promoting equal opportunities for all, irrespective of age, colour, disability, ethnic or national origin, marital status, nationality, race, religion or similar belief, creed, sex, sexual orientation or any other considerations that do not affect a person's ability to perform their job In recruitment the Group aims to employ the best candidate for a job, irrespective of gender, race, disability or any other status protected by relevant laws Further details of Group workplace policy and performance can be found in the 'Corporate Responsibility' section of www scottishpower com

EMPLOYEE SHARE SCHEMES

During the year ScottishPower participated in a number of employee share schemes Details of these schemes are disclosed in Note 33 to the Group Accounts

HEALTH AND SAFETY

The health and safety of our employees, contractors, customers and the public is a top priority for our business We continue to strive for improved performance and our internal audits show incremental improvements in compliance with standards and the quality of operational management of health and safety Tragically, an employee in our Core Utilities Solutions business suffered a fatal accident during the year and two members of the public were killed in accidents due to storm damage to power lines and accidental contact with overhead power lines There was a reduction in the number of employee lost time accidents, 27 versus 29 for the previous year (excluding Core figures to enable a valid year on year comparison) Our occupational health services achieved near full targets for health surveillance of employees exposed to work related health hazards with continuing reduction in the incidence of occupational diseases The UK sickness absence level was reduced to 4 6% from 5 3% and the wellbeing of our employees was promoted through a variety of health promotion activities Public safety was promoted through a number of community and schools education programmes

CREDITOR PAYMENT POLICY AND PRACTICE

The Group's current policy and practice concerning the payment of its trade creditors is to follow the Better Payment Practice Code to which it is a signatory Copies of the Code may be obtained from the DTI or from the website www payontime co uk

The Group's policy and practice is to settle terms of payment when agreeing the terms of the transaction, to include the terms in contracts and to pay in accordance with its contractual and legal obligations The Group's creditor days at 31 March 2007 for its UK and US businesses were 4 days and 14 days, respectively

DIRECTORS

The directors who held office during the year were as follows

Charles Miller Smith	
Vicky Bailey	(retired 26 July 2006)
Euan Baird	
Donald Brydon	
Peter Hickson	(appointed 1 September 2006)
Nolan Karras	(retired 26 July 2006)
Nick Rose	
Nancy Wilgenbusch	
Philip Bowman	
Simon Lowth	

On 23 April 2007, Jose Luis Del Valle Doblado, Jose Miguel Alcolea Cantos, Ramon Antonio Fernandez, Francisco Javier Morras Zuazo and Javier Maria Urquidi were appointed as directors On the same day, Charles Miller Smith, Euan Baird, Donald Brydon, Peter Hickson, Nick Rose, Nancy Wilgenbusch, Philip Bowman and Simon Lowth resigned as directors

On 24 April 2007, Jose Ignacio Sanchez Galan, Fernando Becker Zuazua, Jose Sainz Armada and Jose Luis San Pedro Gerenabarrena were appointed as directors On the same day, Ramon Antonio Fernandez and Javier Maria Urquidi resigned as directors

GOING CONCERN

The company confirms that the Group remains a going concern on the basis of its future cash flow forecasts and has sufficient working capital for present requirements

DIRECTORS' RESPONSIBILITIES FOR THE ACCOUNTS

The directors are responsible for preparing the Annual Report and the group Accounts in accordance with applicable law and International Financial Reporting Standards ("IFRSs") as adopted by the European Union, and for preparing the parent company Accounts in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice)

The directors are responsible for preparing Accounts for each financial year which give a true and fair view, in accordance with IFRSs, of the state of affairs of the group and of the profit or loss of the group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of affairs of the company for that period In preparing those Accounts, the directors are required to

- select suitable accounting policies and then apply them consistently,
- make judgements and estimates that are reasonable and prudent,
- state whether the group Accounts comply with IFRSs, and with regard to the parent company Accounts whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts, and
- prepare the Accounts on the going concern basis unless it is inappropriate to presume that the group will continue in business

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the group Accounts comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the parent company Accounts comply with the Companies Act 1985 They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities

Each of the directors in office as at the date of this Annual Report confirms that

- so far as he is aware, there is no relevant audit information of which the company's auditors are unaware, and

- he has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the company's auditors are aware of that information

This confirmation is given and should be interpreted in accordance with the provisions of Section 234ZA of the Companies Act 1985

AUDITORS

Following the acquisition of Scottish Power Limited by Iberdrola S A , the Board of Scottish Power Limited is recommending the appointment of Ernst & Young LLP in place of the retiring auditors, Deloitte & Touche LLP, as the company's external auditors for the year ending 31 March 2008 A resolution to this effect will be put to shareholders for approval at the upcoming AGM

By order of the Board

Sheelagh J. Duffield

Sheelagh Duffield
Secretary
25 July 2007

ACCOUNTS 2006/07

ACCOUNTING POLICIES

GROUP ACCOUNTING POLICIES

The principal accounting policies applied in preparing the group's consolidated Accounts are set out below The 'group' is defined as Scottish Power Limited (formerly Scottish Power plc) and its consolidated subsidiaries The 'company' or 'ScottishPower' refers to Scottish Power Limited

A BASIS OF ACCOUNTING
B BASIS OF CONSOLIDATION
C GOODWILL
D FOREIGN CURRENCIES
E REVENUE
F OPERATING COST DEFINITIONS
G TAXATION
H INTANGIBLE ASSETS (EXCLUDING GOODWILL)
I PROPERTY, PLANT AND EQUIPMENT
J BORROWING COSTS
K IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (EXCLUDING GOODWILL)
L DECOMMISSIONING COSTS
M LEASED ASSETS
N ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
O FINANCIAL INSTRUMENTS
P FINANCIAL INSTRUMENTS (POLICIES APPLIED IN THE COMPARATIVE FIGURES FOR THE YEAR ENDED 31 MARCH 2005)
Q INVENTORIES
R GRANTS, CONTRIBUTIONS AND OTHER DEFERRED INCOME
S RETIREMENT BENEFITS OBLIGATIONS

A BASIS OF ACCOUNTING

The Accounts have been prepared in accordance with International Accounting Standards ("IAS"), International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee ("IFRIC") interpretations (collectively referred to as IFRS) as adopted by the EU as at the date of approval of these Accounts, as required by Regulation (EC) No 1606/2002 of the European Parliament and those parts of the Companies Act 1985 applicable to companies reporting under IFRS The differences between IFRS as adopted by the EU and those issued by the IASB are not material to the group

As permitted by IFRS 1, the standards relating to financial instruments, IAS 32 'Financial Instruments Disclosure and Presentation' and IAS 39 'Financial Instruments Recognition and Measurement' have been applied with effect from 1 April 2005 The group has used previous UK GAAP accounting policies, as amended by IAS 21 'The Effects of Changes in Foreign Exchange Rates' for financial instruments, as set out in accounting policy 'P Financial instruments' below, in preparing the IFRS financial information for the year ended 31 March 2005 The format of the Group Income Statement has been prepared in accordance with the requirements of IAS 1 'Presentation of financial statements' and reflects the impact of the adoption of IAS 32 and IAS 39 with effect from 1 April 2005

In order to provide readers with a clear, consistent and more useful presentation of the group's underlying performance, profit/(loss) for each financial year has been analysed between

(i) profit before exceptional items and certain remeasurements and

(ii) the effect of exceptional items and certain remeasurements

Included in this latter category are

- items which are included in the income statement but classified as exceptional as the company considers that certain items of income and expense are material and their separate disclosure is necessary for a relevant understanding of the group's financial performance
- fair value gains and losses on operating derivatives (those derivatives used in the group's energy management activities) and financing derivatives (those derivatives used in the group's treasury activities) including, for 2004/05 only, the impact on results of contracts which were previously fair valued but which are now subject to IAS 39 All of the group's treasury activities and all but an immaterial proportion of the group's energy management activities are undertaken with a view to economically hedging the group's physical and financial exposures A number of these contracts do not qualify for own use or hedge accounting under IAS 39 and are therefore fair valued through the Group Income Statement In addition, those contracts which do qualify for cash flow hedge accounting can have an element of hedge ineffectiveness which is recorded in the income statement The company considers that this accounting treatment of fair valuing economic hedges and the resulting income statement volatility does not appropriately reflect the business purpose of these contracts In order to provide a more meaningful presentation, the fair value movements on these contracts have been separated from all other aspects of the impact of IAS 39 which remain within underlying business performance The fair value movements on such contracts, to the extent they relate to the group's energy management activities, are shown separately in the line item 'Net fair value (losses)/gains on operating derivatives' and, to the extent they relate to the group's treasury activities, in the line item 'Net fair value losses on financing derivatives'
- the reversal of the depreciation charge for PacifiCorp for the period from 24 May 2005, when it became a discontinued operation, until 20 March 2006, its date of disposal, as required by IFRS 5 'Non current Assets Held for Sale and Discontinued Operations'
- the taxation effect of the above items

Further analysis of the items included in the column Exceptional items and certain remeasurements is provided in Note 2 to the Accounts

Following a review, during the year ended 31 March 2007, of the group's energy related agreements by counterparty against the criteria for offset of financial assets and financial liabilities contained in IAS 32, the group has determined that certain of its Trade and other receivables and Trade and other payables and Derivative financial assets and Derivative financial liabilities, which were previously shown on a gross basis, meet the criteria for offset and have, accordingly, been presented on a net basis in the Group Balance Sheet at 31 March 2007 Comparative figures have been restated accordingly Previously reported Trade and other receivables and Trade and other payables have each reduced by £245 2 million at 31 March 2006 Previously reported Derivative financial assets and Derivative financial liabilities have each reduced by £25 1 million at 31 March 2006 There is no effect on previously reported net assets or net income

B BASIS OF CONSOLIDATION

The group Accounts incorporate the Accounts of the company and its subsidiaries to 31 March each year Subsidiaries are those entities over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding that confers more than half of the voting rights For commercial reasons certain subsidiaries have a different year end The consolidation includes the Accounts of these subsidiaries as adjusted for material transactions in the period between the year ends and 31 March

On acquisition, the assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition The cost of an acquisition is measured at the fair value of any assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill The interest of minority shareholders is initially stated at the minority's proportion of the fair values of the assets and liabilities recognised In accordance with the exemption permitted by IFRS 1, business combinations accounted for prior to the group's date of transition to IFRS on 1 April 2004 have not been restated to comply with IFRS 3 'Business Combinations'

The results of subsidiaries acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate

As a result of the group's decision to sell PacifiCorp, PacifiCorp was treated in the year ended 31 March 2006 as a disposal group held for sale and a discontinued operation in accordance with IFRS 5 As a consequence of the classification as a discontinued operation, the net profit of PacifiCorp has been shown in a single line 'Profit/(loss) for the year from discontinued operations', in the income statement in the relevant years

C GOODWILL

Goodwill represents the excess of the fair value of the purchase consideration over the group's share of the fair value of the identifiable assets and liabilities of an acquired subsidiary, associate, jointly controlled entity or business at the date of acquisition

Goodwill is recognised as an asset and reviewed for impairment at least annually and whenever there is an indication of impairment Any impairment is recognised in the income statement in the period in which it is identified

On disposal of a subsidiary, associate, jointly controlled entity or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal

Goodwill arising on acquisitions after 31 March 1998 but prior to the group's date of transition to IFRS, 1 April 2004, has been retained as an asset at the previous UK GAAP amounts as at 1 April 2004

Goodwill arising on acquisitions prior to 1 April 1998 was written off against reserves and will not be included in determining any subsequent profit or loss on disposal Further details of goodwill written off to reserves are set out in Note 34(c) to the Accounts

D FOREIGN CURRENCIES

The group's consolidated Accounts are presented in sterling, which is the group's presentational currency Transactions undertaken by each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (functional currency) and foreign currency items are translated into the functional currency at the spot rate at the date of the transaction

The results and cash flows of overseas subsidiaries are translated to sterling at average rates of exchange The net assets of such subsidiaries, including fair value adjustments and the goodwill arising on their acquisition, are translated to sterling at the closing rates of exchange ruling at the balance sheet date

Exchange differences which relate to the translation of foreign operations and foreign currency borrowings and changes in fair value of derivatives to the extent that they are effective net investment hedges are taken directly to the group's translation reserve and are shown in the statement of recognised income and expense Upon disposal of the related operation, such translation differences are recognised as income or as expense in the period of disposal

The exchange rates applied in the preparation of the Accounts were as follows

	Year ended 31 March		
	2007	2006	2005
Average rate for six month periods/quarters ended			
30 June	n/a	$1 86/£	*$1 81/£*
30 September	$1 85/£	$1 79/£	*$1 82/£*
31 December	n/a	$1 75/£	*$1 87/£*
31 March	$1 94/£	$1 75/£	*$1 89/£*
Closing rate as at 31 March	$1 97/£	$1 74/£	*$1 89/£*

E REVENUE

Revenue comprises the value of energy and energy services supplied to customers during the year and excludes Value Added Tax and intra group sales The group recognises revenue in respect of its principal revenue generating operations as follows

Generation revenue comprises the value of units supplied during the period Units are based on energy volumes recorded on power station meters and industry wide trading and settlement systems

Transmission and distribution revenue comprises charges made to the Great Britain system operator for the use of the transmission network and charges made to customers for use of the distribution network Revenue includes accruals in respect of unbilled income relating to units transferred over the network established from data flows

Retail revenue from the sale of energy to retail customers is the value of units supplied during the year and includes an estimate of the value of units supplied to customers between the date of their last meter reading and the year end, based on external data supplied by the electricity and gas market settlement process

Wholesale revenue comprises the sales value of wholesale energy supplied to customers and is based on energy volumes recorded using industry wide trading and settlement systems Purchases of wholesale energy are reported separately within cost of sales

Revenues in North America are comprised of sales of wholesale energy and natural gas and natural gas storage services Wholesale energy and natural gas revenues are based on energy or commodity volumes recorded using industry wide trading and settlement practices Natural gas firm storage revenues are recognised over the contract period and hub service revenues are recognised at the point of gas flowing into or out of the storage facilities

Amounts receivable from third parties relating to the group's wind portfolio transactions are initially credited to deferred income and subsequently credited to revenue in the income statement over the period over which access to the tax benefits expected to arise from the wind portfolio have been granted to the third parties

F OPERATING COST DEFINITIONS

Cost of sales, transmission and distribution costs and administrative expenses are defined as follows

COST OF SALES The direct costs of the generation and purchase of electricity and the purchase and transportation of natural gas

TRANSMISSION AND DISTRIBUTION COSTS The costs of transmitting units of electricity from the power stations through the transmission and distribution networks to customers It includes the costs of metering, billing and debt collection

ADMINISTRATIVE EXPENSES The indirect costs of the businesses, the costs of corporate services and property rates

G TAXATION

The group's liability for current tax is calculated using the tax rates that have been enacted or substantially enacted by the balance sheet date

Deferred tax is the tax expected to be payable or recoverable on the difference between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profits (temporary differences), and is accounted for using the balance sheet liability method Deferred tax liabilities are generally recognised for all taxable temporary differences Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences, unused tax losses or credits can be utilised

Deferred tax is calculated at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realised, on a non discounted basis, and is charged in the income statement, except where it relates to items charged or credited to equity (via the statement of recognised income and expense), in which case the deferred tax is also dealt with in equity and is shown in the statement of recognised income and expense

H INTANGIBLE ASSETS (EXCLUDING GOODWILL)

H1 COMPUTER SOFTWARE COSTS

The costs of acquired computer software are capitalised on the basis of the costs incurred to acquire and bring to use the specific software and are amortised on a straight line basis over their operational lives Costs directly associated with the development of computer software programmes that will probably generate economic benefits over a period in excess of one year are capitalised and amortised, on a straight line basis, over their estimated operational lives Costs include employee costs relating to software development and an appropriate proportion of relevant overheads directly attributable to bringing the software into use Amortisation of computer software costs is over periods of up to fifteen years

H2 EMISSIONS ALLOWANCES

The group participates in the EU Emissions Trading Scheme Purchased emissions allowances are initially recognised at cost within intangible assets Allocated allowances awarded to the group by the government or a similar body are recorded at nominal value (nil value) The group recognises liabilities in respect of its obligations to deliver emissions allowances to the extent that the allowances to be delivered exceed allocated allowances Any liabilities recognised are measured based on the cost of allowances purchased up to the level of purchased allowances held and thereafter at the market price of allowances at the balance sheet date

The allowances held within intangible assets may be surrendered at the end of each compliance period reflecting the consumption of economic benefit As a result no amortisation is recorded during the period

I PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost and is generally depreciated on the straight line method over the estimated operational lives of the assets Property, plant and equipment includes capitalised employee, interest and other directly attributable costs Reviews are undertaken annually of the estimated remaining lives and residual values of property, plant and equipment Residual values are assessed based on prices prevailing at each balance sheet date

Land is not depreciated The main depreciation periods used by the group are as set out below

	Years
Coal, oil fired, gas and other generating stations	15 50
Wind assets	20 25
Hydro plant and machinery	20 100
Other buildings	40
Transmission and distribution plant	20 75
Towers, lines and underground cables	25 60
Vehicles, miscellaneous equipment and fittings	3 – 40

J BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of major qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use

K IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (EXCLUDING GOODWILL)

At each balance sheet date, the group reviews the carrying amount of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any) Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash generating unit to which the asset belongs

L DECOMMISSIONING COSTS

Provision is made, on a discounted basis, for the estimated decommissioning costs at the end of the producing lives of the group's power stations Capitalised decommissioning costs are depreciated over the useful lives of the related assets The unwinding of the discount is included within finance costs

M LEASED ASSETS

Rentals payable under operating leases are charged to the income statement on a straight line basis over the period of the lease

N ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The group Accounts include the group's share of the post tax results and net assets of associates and jointly controlled entities using the equity method of accounting Associates are those entities over which the group has significant influence, but not control, generally accompanying a shareholding that confers between 20% to 50% of the voting rights Jointly controlled entities are those entities over which the group has joint control with one or more external parties and over which there has to be unanimous consent by all parties to the strategic, financial and operating decisions

O FINANCIAL INSTRUMENTS

O1 IMPLEMENTATION OF IAS 32 AND IAS 39

The group adopted IAS 32 and IAS 39 for the first time in the financial year ended 31 March 2006 The EU adopted a regulation in November 2004 (as amended in November 2005) endorsing IAS 39 with the exception of certain provisions relating to hedge accounting The group has applied the EU adopted standard in preparing these Accounts Applying the full version of the standard as opposed to the EU adopted standard would have had no impact on the group's financial statements In accordance with the transitional arrangements set out in those standards, the group has not restated the comparative figures for the year ended 31 March 2005 to show the effect of IAS 32 and IAS 39 For the year ended 31 March 2005, financial instruments were accounted for in accordance with the group's previous policies for financial instruments under UK GAAP as set out below under the heading P 'Financial instruments (policies applied in the comparative figures relating to the year ended 31 March 2005)'

02 ACCOUNTING POLICIES UNDER IAS 32 AND IAS 39

(a) Trade receivables are recognised and carried at original invoice amount less an allowance for impairment of doubtful debts Allowance for doubtful debts has been estimated by management, taking into account future cash flows, based on past experience and assessment of the current economic environment within which the group operates

(b) Cash and cash equivalents and term deposits in the balance sheet comprise cash on hand and term deposits which can be readily convertible into a known amount of cash without a significant risk of changes in value In the cash flow statement, cash and cash equivalents exclude term deposits which have a maturity of more than 90 days at the date of acquisition and include bank overdrafts repayable on demand the next business day

(c) Trade payables are recognised and carried at original invoice amount

(d) All interest bearing loans and borrowings are initially recognised at fair value, net of directly attributable transaction costs Interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method, except where the loan or borrowing is a hedged item in an effective fair value hedging relationship (see 04 Hedge Accounting)

(e) The group accounts for its US dollar convertible bonds as US dollar liabilities with the foreign exchange and equity linked embedded derivative components of the convertible bonds separately identified and measured at fair value through the income statement At the date of issue the value of the liability component was estimated using the prevailing market interest rate for a similar non convertible debt The fair value of embedded derivatives is the difference between the market value of the convertible bonds and the fair value of similar non convertible debt Issue costs and the opening value of the embedded derivative are amortised through the income statement to bring the debt back to par value at maturity

(f) Ordinary shares are classified as equity Costs of ordinary share issues, ordinary share buy backs and the return of cash to ordinary shareholders are deducted from equity

Own shares held under trust for the group's employee share schemes are deducted in arriving at shareholders' equity Purchases and sales of own shares are disclosed as changes in shareholders' equity

(g) The group enters into sale and purchase transactions for gas, electricity, oil and coal in the normal course of its energy business Most of these contracts are entered into for the purposes of the group's expected business requirements These 'own use' contracts are outside the scope of IAS 39 and are accounted for on an accruals basis

Certain physical commodity purchase and sale contracts are within the scope of IAS 39 because they are net settled or are capable of net settlement All such contracts are classified as derivative financial instruments in accordance with IAS 39 The group also enters into treasury related derivatives to manage its financial risk The group's strategy, policies and management with respect to risks are discussed in Note 25

IAS 39 requires all derivatives to be recognised on the balance sheet at fair value Movements in the fair value of derivatives are recognised in the income statement, except when hedge accounting is applied (see below)

Embedded derivatives in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value through the income statement Unrealised gains or losses on remeasurement of embedded derivatives are reported in the income statement as part of 'Net fair value (losses)/gains on operating derivatives' and 'Net fair value losses on financing derivatives'

03 RISK CONTROL ENVIRONMENT

The group's strategy is to conduct business in a manner benefiting customers through balancing cost and risk while delivering shareholder value and protecting the group's performance and reputation by prudently managing the risks inherent in the business To maintain this strategic direction the group develops and implements risk management policies and procedures, and promotes a rigid control environment at all levels of the organisation Further details of the group's strategy and management of risks are discussed in detail in Note 25

04 HEDGE ACCOUNTING

Hedge accounting is applied when certain conditions required by IAS 39 are met Hedge accounting falls into the following three categories

04 1 CASH FLOW HEDGES

The portion of gain or loss of the hedging instrument that was determined to be an effective hedge is recognised directly in equity and forms part of the hedge reserve The ineffective portion of the change in fair value of the hedging instruments is recognised in the income statement within 'Net fair value (losses)/gains on operating derivatives' for hedges of underlying operations For hedges of financing activities, any ineffectiveness is recognised within 'Net fair value losses on financing derivatives' in the income statement If the cash flow hedge relates to an underlying transaction which results in the recognition of a non financial asset, the associated gains or losses on the derivative that had previously been recognised in equity are released to the income statement in line with consumption of the asset For hedges that relate to an underlying transaction which result in recognition of a financial asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects the income statement

04 2 FAIR VALUE HEDGES

The gain or loss from remeasuring the hedging instrument at fair value is recognised directly in the income statement in the same location as the gain or loss from remeasuring the hedged item The gain or loss on the hedged item adjusts the carrying amount of the hedged item (when the item would otherwise have been measured at amortised cost) and is recognised in the income statement The group starts amortisation of any such adjustments to the carrying value of the hedged item when the hedging relationship ends

04 3 NET INVESTMENT HEDGES

The group hedges its net investments in its North American operations The risk hedged relates to a proportion of the foreign currency exposure of the group's share of the businesses' net assets The proportion of the gain or loss of the hedging instrument that was determined to be an effective hedge is recognised directly in equity and forms part of the translation reserve The ineffective portion of the change in fair value of the hedging instrument is recognised in the income statement within 'Fair value losses on financing derivatives'

04 4 HEDGE EFFECTIVENESS

Hedge effectiveness is measured and respective entries recorded in the balance sheet, reserves and income statement on a monthly basis in respect of commodities and on a half yearly basis in respect of treasury hedging relationships Hedge effectiveness is achieved where the correlation between the changes in value of the hedging instrument and the hedged item is between 80% and 125%

04 5 DISCONTINUING HEDGE ACCOUNTING

The group discontinues prospectively hedge accounting when the hedge instrument expires or is sold, terminated or exercised, when the hedge relationship no longer qualifies for hedge accounting or when the designation is revoked In the case of cash flow hedging, any gain or loss that has been recognised in equity until that time remains separately recognised in equity until the forecast transaction occurs If the transaction is no longer expected to occur, related cumulative gains and losses which have been previously deferred in equity are recognised in the income statement.

05 VALUATION OF FINANCIAL INSTRUMENTS

In those circumstances where IAS 39 requires financial instruments to be recognised in the balance sheet at fair value, the group's valuation strategies for derivative and other financial instruments utilise as far as possible quoted prices in an active trading market

In the absence of quoted prices for identical or similar assets or liabilities, it is sometimes necessary to apply valuation techniques where contracts are marked using approved models Models are used for developing both the forward curves and the valuation metrics of the instruments themselves where the instruments are complex combinations of standard or non standard products All models are subject to rigorous testing prior to being approved for valuation and subsequent continuous testing and approval procedures designed to ensure the validity and accuracy of the model assumptions and inputs

06 OFFSETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The group offsets a financial asset and a financial liability and reports the net amount only when the group has a legally enforceable right to set off the amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously

P FINANCIAL INSTRUMENTS (POLICIES APPLIED IN THE COMPARATIVE FIGURES FOR THE YEAR ENDED 31 MARCH 2005)

P1 DEBT INSTRUMENTS

All borrowings were stated at the fair value of consideration received after deduction of issue costs The issue costs and interest payable on bonds were charged to the income statement at a constant rate over the life of the bond Premiums and discounts arising on the early repayment of borrowings were recognised in the income statement as incurred and received

P2 INTEREST RATE SWAPS/FORWARD RATE AGREEMENTS

These are used to manage debt interest rate exposures Amounts payable or receivable in respect of these agreements were recognised as adjustments to interest expense over the period of the contracts Where associated debt was not retired in conjunction with the termination of an interest swap, gains and losses were deferred and were amortised to interest expense over the remaining life of the associated debt to the extent that such debt remained outstanding

P3 INTEREST RATE CAPS/SWAPTIONS/OPTIONS

Premiums received and paid on these contracts were amortised over the period of the contracts and were disclosed as interest income and expense The accounting for interest rate caps and swaptions was otherwise in accordance with interest rate swaps detailed above

P4 CROSS CURRENCY INTEREST RATE SWAPS

These are used to hedge both foreign exchange and interest rate exposures arising on foreign currency debt and to hedge overseas net investment Where used to hedge debt issues, the debt was recorded at the hedge contracted rate and the accounting was otherwise in accordance with interest rate swaps detailed above Where used to hedge overseas net investments, spot gains or losses were recorded on the balance sheet and in the statement of total recognised income and expense, with interest recorded in the income statement

P5 FORWARD CONTRACTS

The group enters into forward contracts for the purchase and/ or sale of foreign currencies in order to manage its exposure to fluctuations in currency rates and to hedge overseas net investment Unrealised gains and losses on contracts hedging forecast transactions were not accounted for until the maturity of the contract Foreign currency receivables and payables that were hedged with forward contracts were translated at the contracted rate at the balance sheet date Spot gains or losses on hedges of the overseas net investments were recorded on the balance sheet and in the statement of total recognised income and expense with the interest rate differential reflected in the income statement

P6 COMMODITY CONTRACTS

Where there was no physical delivery associated with commodity contracts, they were recorded at fair value on the balance sheet with movements reflected through the income statement Gas and electricity future contracts are undertaken for hedging and proprietary trading purposes Where the instrument was a hedge, the fair values were initially reflected on the balance sheet and subsequently reflected through the income statement to match the recognition of the hedged item Where the instrument was for proprietary trading the fair values were reflected through the income statement

P7 US DOLLAR CONVERTIBLE BONDS

Prior to the implementation of IAS 39, the US dollar convertible bonds were accounted for at amortised cost with no anticipation of equity conversion

Q INVENTORIES

Inventories are valued at the lower of average cost and net realisable value

R GRANTS, CONTRIBUTIONS AND OTHER DEFERRED INCOME

Capital and revenue grants and customer contributions are credited to deferred income within non current liabilities

Capital grants and customer contributions in respect of additions to property, plant and equipment are released to the income statement over the estimated operational lives of the related assets Revenue grants and customer contributions are released to the income statement over the period in which they are intended to contribute to expenditure incurred

Amounts receivable from third parties relating to the group's wind portfolio transactions are initially credited to deferred income and subsequently credited to revenue in the income statement over the period over which access to the tax benefits expected to arise from the wind portfolio have been granted to the third parties

S RETIREMENT BENEFITS OBLIGATIONS

The group provides pensions through defined benefit schemes and one defined contribution scheme

The cost of providing benefits under the defined benefit schemes is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date Actuarial gains and losses are recognised in full, directly in retained earnings, in the period in which they occur and are shown in the statement of recognised income and expense The current service cost element of the pension charge is deducted in arriving at operating profit The expected return on pension scheme assets and interest on pension scheme liabilities are included within finance income and finance costs, respectively The retirement benefits asset and obligation recognised in the balance sheet represents the net surpluses and deficits respectively in the group's defined benefit pension schemes together with the net deficit in the group's other post retirement benefit arrangements, principally healthcare benefits, which are accounted for on a similar basis to the group's defined benefit pension schemes

Payments to the defined contribution scheme are charged as an expense as they fall due

CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy to be followed could materially affect the reported amounts of revenues, expenses, assets and liabilities of the group should it later be determined that a different choice would be more appropriate Such policies are discussed at (I) and (II) below In addition, in preparing the Accounts in conformity with IFRS, the company is required to make estimates and assumptions that impact on the reported amounts of revenues, expenses, assets and liabilities of the group Actual results may differ from these estimates These are discussed at (III) to (VIII) below These critical accounting judgements and key sources of estimation should be read in conjunction with the full statement of "Accounting Policies"

(I) WIND PORTFOLIO TRANSACTIONS

The group has entered into certain significant wind portfolio transactions in the US to maximise economic value from a number of its windfarms In accordance with the group's accounting policy in respect of wind portfolio transactions, amounts receivable from third parties are initially credited to deferred income and subsequently credited to revenue in the income statement over the periods over which access to the tax benefits expected to arise from the wind portfolio have been granted to third parties

(II) EMISSIONS ALLOWANCES

In accordance with the group accounting policy, purchased emissions allowances are initially recognised at cost within intangible assets Allocated allowances awarded to the group by the government or a similar body are recorded at nominal value (nil value) The group recognises liabilities in respect of its obligations to deliver emissions allowances to the extent that the allowances to be delivered exceed allocated allowances Any liabilities recognised are measured based on the cost of allowances purchased up to the level of purchased allowances held and thereafter at the market price of allowances at the balance sheet date

(III) FINANCIAL INSTRUMENTS

IAS 39 'Financial Instruments Recognition and Measurement' requires certain financial instruments, in particular derivatives, to be recorded as assets and liabilities in the balance sheet The group's valuation strategy for these financial instruments is to utilise, as far as possible, quoted prices in an active trading market In the absence of quoted prices for identical or similar assets or liabilities, it is sometimes necessary to apply valuation techniques where contracts are marked to approved models Models are used for developing both the forward curves and the valuation metrics of the instruments themselves where the instruments are complex combinations of standard or non standard products All models are subject to rigorous testing prior to being approved for valuation and subsequent continuous testing and approval procedures designed to ensure the validity and accuracy of the model assumptions and inputs

The assumptions within the models used to value financial instruments are critical, since any changes in assumptions could have a significant impact on the fair values and movements which are reflected in the group income statement and group balance sheet There is little formal guidance to assist in applying IAS 39 to the group's energy management activities As a result, significant judgements must be made in applying IAS 39 to the group's energy contracts in particular Disclosures relating to the group's derivative financial instruments are set out in Note 25 to the Accounts

At 31 March 2007, the carrying value of derivative financial assets was £618 million (2006 £1,445 million) and the carrying value of derivative financial liabilities was £1,077 million (2006 £551 million)

(IV) REVENUE

The nature of the energy industry in the UK in which the group operates is such that the group's revenue recognition is subject to a degree of estimation The assessment of energy sales to retail customers is based on meter readings, which are carried out on a systematic basis throughout the year At the end of each accounting period, amounts of energy delivered to customers since the last billing date are estimated and the corresponding unbilled revenue is estimated and recorded in revenue Gas and electricity consumption since the last billing date is estimated using historical consumption patterns taking into account the industry reconciliation process Unbilled revenue included within accrued income in the group balance sheet relating to the group's retail customers of continuing operations at 31 March 2007 amounted to £234 million (2006 £297 million)

(V) TAX

The group's tax charge is based on the profit for the year and tax rates that have been enacted or substantially enacted by the balance sheet date or in the case of deferred tax at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realised Estimation of the tax charge requires an assessment to be made of the potential tax treatment of certain items which will only be resolved once finally agreed with the relevant tax authorities In particular, the tax returns of the group's US businesses are examined by the Internal Revenue Service and state agencies on a several year lag Assessment of the likely outcome of the examinations is based upon historical experience and the current status of examination issues In addition, HM Revenue & Customs in the UK and the Internal Revenue Service in the US are reviewing the tax aspects of certain financial arrangements with ScottishPower Holdings Inc (formerly PacifiCorp Holdings Inc) The group believes that appropriate provision has been made against probable tax liabilities which may arise as a result of this review

At 31 March 2007, current tax liabilities carried in the balance sheet amounted to £571 million (2006 £406 million) and deferred tax liabilities amounted to £566 million (2006 £823 million)

(VI) IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT
In certain circumstances, property, plant and equipment are required to be reviewed for impairment When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of the expected future cash flows of the relevant Cash Generating Unit ("CGU"), or disposal value if higher The discount rate applied is based on the group's weighted average cost of capital with appropriate adjustments for the risks associated with the CGU Estimates of cash flows involve a significant degree of judgement and are consistent with management's plans and forecasts

At 31 March 2007, the carrying value of property, plant and equipment amounted to £6,092 million (2006 £5,490 million)

(VII) CONTINGENCIES
Appropriate recognition and disclosure of contingent liabilities is made regarding litigation, tax matters, and environmental issues, among others Accounting for contingencies requires significant judgement by management regarding the estimated probabilities and ranges of exposure to potential loss The evaluation of these contingencies is performed by various specialists inside and outside of the group The company's assessment of the group's exposure to contingencies could change as new developments occur or more information becomes available The outcome of the contingencies could vary significantly and could materially impact the group's results and financial position The company has used its best judgement in applying IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' to these matters

(VIII) RETIREMENT BENEFIT OBLIGATIONS
The group operates a number of defined benefit schemes for its employees which are accounted for in accordance with IAS 19 'Employee Benefits' using the immediate recognition approach

The expense and balance sheet items relating to the group's accounting for pension schemes under IAS 19 are based on actuarial valuations Inherent in these valuations are key assumptions, including discount rates, earnings increases, mortality and increases in pensions in payment These actuarial assumptions are reviewed annually in line with the requirements of IAS 19 The assumptions adopted are based on prior experience, market conditions and the advice of plan actuaries

At 31 March 2007, the asset and liability in the balance sheet for retirement benefit obligations amounted to £85 million (2006 £nil) and £52 million (2006 £156 million), respectively

GROUP INCOME STATEMENT

for the year ended 31 March 2007

	Notes	Year ended 31 March: Before exceptional items and certain remeasurements 2007 £m	Exceptional items and certain remeasurements (Note 2) 2007 £m	Total 2007 £m	Year ended 31 March: Before exceptional items and certain remeasurements 2006 £m	Exceptional items and certain remeasurements (Note 2) 2006 £m	Total 2006 £m	Year ended 31 March: Before exceptional items and certain remeasurements 2005 £m	Exceptional items and certain remeasurements (Note 2) 2005 £m	Total 2005 £m
Continuing operations										
Revenue	1	6,099 6		6,099 6	5,446 1	–	5,446 1	4,595 0		4,595 0
Cost of sales	2	(4,308 6)		(4,308 6)	(3,965 7)		(3,965 7)	(3,375 1)	93 2	(3,281 9)
Transmission and distribution costs		(359 1)	–	(359 1)	(327 3)		(327 3)	(293 7)	–	(293 7)
Administrative expenses	2	(450 9)	(52 1)	(503 0)	(380 2)	(101 0)	(481 2)	(380 4)	–	(380 4)
Net fair value (losses)/gains on operating derivatives	1, 2	–	(147 9)	(147 9)		85 3	85 3		–	
Other operating income		88 7		88 7	32 2		32 2	34 2	–	34 2
Share of profit/(loss) of jointly controlled entities and associates	1	9 9		9 9	(0 6)		(0 6)		–	
Gain on disposal of gas storage project	2					80 9	80 9		–	
Operating profit	1, 3, 10	1,079 6	(200 0)	879 6	804 5	65 2	869 7	580 0	93 2	673 2
Finance income	5	243 7		243 7	186 4		186 4	212 2		212 2
Net fair value losses on financing derivatives	2, 6		(300 1)	(300 1)		(115 4)	(115 4)			–
Finance costs	7	(320 9)	–	(320 9)	(315 6)		(315 6)	(333 0)		(333 0)
Net finance costs		(77 2)	(300 1)	(377 3)	(129 2)	(115 4)	(244 6)	(120 8)		(120 8)
Profit before tax		1,002 4	(500 1)	502 3	675 3	(50 2)	625 1	459 2	93 2	552 4
Income tax	2, 8, 10	(284 8)	138 0	(146 8)	(161 7)	44 3	(117 4)	(109 3)	(28 1)	(137 4)
Profit for the year from continuing operations		717 6	(362 1)	355 5	513 6	(5 9)	507 7	349 9	65 1	415 0
Discontinued operations										
(Loss)/profit for the year from discontinued operations	9, 10		(187 3)	(187 3)	299 9	736 1	1,036 0	318 2	(921 9)	(603 7)
Profit/(loss) for the financial year		717 6	(549 4)	168 2	813 5	730 2	1,543 7	668 1	(856 8)	(188 7)
Attributable to										
Equity holders of Scottish Power Limited	34	718 1	(549 4)	168 7	813 1	730 2	1,543 3	663 4	(856 8)	(193 4)
Minority interest										
equity	35	(0 5)		(0 5)	0 4		0 4	1 3		1 3
non equity				–			–	3 4		3 4
		717 6	(549 4)	168 2	813 5	730 2	1,543 7	668 1	(856 8)	(188 7)
Basic earnings/(loss) per ordinary share	10									
Continuing operations				23 38p			27 54p			22 60p
Discontinued operations				(12 30)p			56 23p			(33 16)p
Continuing and discontinued operations				11 08p			83 77p			(10 56)p
Adjusted basic earnings per ordinary share	10									
Continuing operations		47 17p			27 85p			19 04p		
Discontinued operations		–			16 28p			17 20p		
Continuing and discontinued operations		47 17p			44 13p			36 24p		
Diluted earnings/(loss) per ordinary share	10									
Continuing operations				23 23p			27 33p			22 03p
Discontinued operations				(12 22)p			55 82p			(31 49)p
Continuing and discontinued operations				11 01p			83 15p			(9 46)p
Adjusted diluted earnings per ordinary share	10									
Continuing operations		44 83p			27 12p			18 65p		
Discontinued operations					15 40p			16 33p		
Continuing and discontinued operations		44 83p			42 52p			34 98p		
Dividends per ordinary share										
Dividends per ordinary share (excluding special dividend)	11			11 40p			25 00p			22 50p
Special dividend per ordinary share (proposed)	11			12 00p						
Total dividends per ordinary share (paid and proposed)				23 40p			25 00p			22 50p

The Accounting Policies and Critical Accounting Judgements and Key Sources of Estimation Uncertainty on pages 7 to 15 together with the Notes on pages 21 to 65, form part of these Accounts

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 31 March 2007

	Year ended 31 March		
	2007 £m	2006 £m	*2005 £m*
(Losses)/gains on effective cash flow hedges recognised	**(767 4)**	747 9	–
Exchange movement on translation of overseas results and net assets	**(106 7)**	244 1	*(100 2)*
Gains/(losses) on net investment hedges	**70 0**	(276 5)	*146 6*
Gains on revaluation of available for sale securities	**2 6**	0 4	–
Actuarial gains/(losses) on retirement benefits	**43 6**	39 1	*(63 3)*
Tax on items taken directly to equity	**197 4**	(193 2)	*(27 5)*
Net (expense)/income recognised directly in equity for the year	**(560 5)**	561 8	*(44 4)*
Profit/(loss) for the year	**168 2**	1,543 7	*(188 7)*
Total income and expense for the year	**(392 3)**	2,105 5	*(233 1)*
Cumulative adjustment for the implementation of IAS 39 (net of tax)		281 4	
Cumulative translation gain transferred to income statement on disposal of discontinued operations (net of tax)		(484 6)	
Net losses/(gains) removed from equity and recognised in the year	**22 0**	(484 5)	
Tax on items transferred from equity	**4 6**	145 4	
Total recognised income and expense	**(365 7)**	1,563 2	*(233 1)*

All of the above movements are reflected in Note 34

Total income and expense for the year attributable to			
Equity holders of Scottish Power Limited	**(391 8)**	2,105 1	*(237 8)*
Minority interests			
equity	**(0 5)**	0 4	*1 3*
non equity			*3 4*
	(392 3)	2,105 5	*(233 1)*

The Accounting Policies and Critical Accounting Judgements and Key Sources of Estimation Uncertainty on pages 7 to 15, together with the Notes on pages 21 to 65, form part of these Accounts

GROUP CASH FLOW STATEMENT

for the year ended 31 March 2007

	Notes	2007 £m	2006 £m	2005 £m
		Year ended 31 March		
Continuing operations				
Operating activities				
Cash generated from operations	12	**1,710 8**	864 5	*681 4*
Dividends received from jointly controlled entities		**8 6**	1 4	*2 0*
Interest paid		**(205 9)**	(214 5)	*(131 5)*
Interest received		**97 0**	71 3	*31 0*
Income taxes paid		**(280 5)**	(74 8)	*(56 2)*
Reallocation from discontinued operations			67 8	*122 2*
Net cash from operating activities		**1,330 0**	715 7	*648 9*
Continuing operations				
Investing activities				
Purchase of intangible assets		**(55 8)**	(57 3)	*(21 5)*
Proceeds from sale of intangible assets			3 2	–
Purchase of property, plant and equipment		**(905 6)**	(940 3)	*(421 2)*
Proceeds from sale of property, plant and equipment		**22 0**	21 4	*19 0*
Investment in jointly controlled entities and (purchase)/sale of other investments		**(94 0)**	(72 8)	*18 8*
Deferred income received		**63 3**	25 3	*25 6*
Deferred income repaid			(2 5)	*(37 3)*
Purchase of subsidiaries and jointly controlled entities	13		(9 0)	*(343 7)*
Sale of businesses and subsidiaries	13	**(21 3)**	2,850 9	*(7 4)*
Increase in term deposits		**(46 4)**		
Equity investment in discontinued operations			(271 4)	
Dividend received from discontinued operations			97 8	*104 8*
Net cash (used in)/provided by investing activities		**(1,037 8)**	1,645 3	*(662 9)*
Continuing operations				
Financing activities				
Share capital issued		**22 9**	35 1	*21 9*
Return of cash to shareholders	33	**(2,203 5)**		–
Share buy back			(10 4)	
Dividends paid to company's equity holders		**(307 9)**	(428 1)	*(386 1)*
Dividends paid to minority interests			(2 5)	*(1 0)*
Proceeds received from minority interests		**35 0**		
Net consideration received/(paid) in respect of own shares held under trust		**34 3**	27 0	*(23 3)*
Maturity of net investment hedges		**15 5**		
Repayments of borrowings		**(167 7)**	(102 8)	*(295 6)*
Proceeds from borrowings		**152 2**		*783 6*
Reallocation from discontinued operations			61 7	*232 0*
Net cash (used in)/provided by financing activities		**(2,419 2)**	(420 0)	*331 5*
Net (decrease)/increase in net cash and cash equivalents continuing operations	14	**(2,127 0)**	1,941 0	*317 5*
Net (decrease)/increase in net cash and cash equivalents discontinued operations	9		(103 7)	*83 4*
Net (decrease)/increase in net cash and cash equivalents		**(2,127 0)**	1,837 3	*400 9*

The Accounting Policies and Critical Accounting Judgements and Key Sources of Estimation Uncertainty on pages 7 to 15, together with the Notes on pages 21 to 65, form part of these Accounts

MOVEMENT IN NET CASH AND CASH EQUIVALENTS

for the year ended 31 March 2007

	Note	Year ended 31 March 2007 £m	2006 £m	*2005 £m*
Net cash and cash equivalents at beginning of year		3,583 0	1,727 3	*1,327 2*
Less Net cash and cash equivalents at beginning of year – discontinued operations			97 4	*14 4*
Net cash and cash equivalents at beginning of year continuing operations		3,583 0	1,629 9	*1,312 8*
Increase in net cash and cash equivalents on implementation of IAS 39 on 1 April 2005			0 7	
Net cash and cash equivalents at beginning of year (1 April 2005 as restated on implementation of IAS 39) continuing operations		3,583 0	1,630 6	*1,312 8*
Net (decrease)/increase in net cash and cash equivalents		(2,127 0)	1,941 0	*317 5*
Effect of foreign exchange rate changes		(12 7)	7 4	*(0 4)*
Mark to market movements on cash investments		(2 1)	4 0	
Net cash and cash equivalents at end of year continuing operations	(a)	**1,441 2**	3,583 0	*1,629 9*

(a) Net cash and cash equivalents in respect of continuing operations at 31 March 2007 comprises cash and cash equivalents and term deposits of £1,490 5 million (2006 £3,584 4 million, 2005 £1,631 2 million) less term deposits of £46 4 million (2006 £nil, 2005 £nil) and bank overdrafts of £2 9 million (2006 £1 4 million, 2005 £1 3 million)

An analysis of net cash and cash equivalents is set out in Note 14

RECONCILIATION OF MOVEMENT IN NET CASH AND CASH EQUIVALENTS TO MOVEMENT IN NET DEBT

for the year ended 31 March 2007

	Note	Year ended 31 March 2007 £m	2006 £m
Net debt at beginning of year		(82 7)	(4,334 8)
Less Net debt at beginning of year discontinued operations			(2,307 6)
Net debt at beginning of year continuing operations		(82 7)	(2,027 2)
Decrease in net debt on implementation of IAS 39 on 1 April 2005 – continuing operations			0 5
Net debt at beginning of year (1 April 2005 as restated on implementation of IAS 39) continuing operations		(82 7)	(2,026 7)
Issue of B shares	(a)	(2,249 9)	
		(2,332 6)	(2,026 7)
Net (decrease)/increase in net cash and cash equivalents		(2,127 0)	1,941 0
Outflow of net cash and cash equivalents under B share scheme		2,203 5	
Outflow of net cash and cash equivalents from decrease in loans and borrowings		15 5	102 8
Outflow of net cash and cash equivalents from movements in term deposits		46 4	
Foreign exchange		171 7	(113 2)
Mark to market movements on net debt		8 3	11 3
Other non cash and cash equivalent movements		21 1	2 1
Net debt at end of year – continuing operations		**(1,993 1)**	(82 7)

(a) B shares issued as part of the capital reorganisation are classified as liabilities under IAS 32 and are therefore included within net debt

An analysis of net debt is set out in Note 14

The Accounting Policies and Critical Accounting Judgements and Key Sources of Estimation Uncertainty on pages 7 to 15, together with the Notes on pages 21 to 65, form part of these Accounts

GROUP BALANCE SHEET

as at 31 March 2007

	Notes	31 March 2007 £m	31 March 2006 (As restated Note 23) £m
Non current assets			
Intangible assets			
goodwill	16	99 5	100 8
other intangible assets	16	184 8	147 6
Property, plant and equipment	17	6,092 3	5,489 8
Investments accounted for using the equity method	18	160 6	126 7
Other investments	19	18 2	4 1
Retirement benefit asset	29	85 2	
Trade and other receivables	21	94 5	10 7
Derivative financial instruments	23, 25	279 1	600 0
Finance lease receivables	22	26 6	104 6
Non current assets		7,040 8	6,584 3
Current assets			
Inventories	20	230 1	207 5
Trade and other receivables	21	1,242 0	1,199 1
Derivative financial instruments	23, 25	338 5	844 8
Finance lease receivables	22	1 1	20 5
Cash and cash equivalents and term deposits	14	1,490 5	3,584 4
Current assets		3,302 2	5,856 3
Total assets	15	10,343 0	12,440 6
Current liabilities			
Loans and other borrowings	24	(439 9)	(523 0)
Derivative financial instruments	24, 25	(867 3)	(403 9)
Obligations under finance leases	27	(4 0)	(6 7)
Trade and other payables	28	(1,256 7)	(1,124 5)
Current tax liabilities		(570 6)	(406 3)
Provisions	31	(13 1)	(26 5)
Current liabilities		(3,151 6)	(2,490 9)
Non current liabilities			
Loans and other borrowings	24	(3,018 9)	(3,079 4)
Derivative financial instruments	24, 25	(209 5)	(147 3)
Obligations under finance leases	27	(20 8)	(58 0)
Trade and other payables	28	(4 7)	(36 6)
Retirement benefit obligations	29	(51 8)	(155 5)
Deferred tax liabilities	30	(565 8)	(823 3)
Provisions	31	(45 8)	(65 8)
Deferred income	32	(992 4)	(482 8)
Non current liabilities		(4,909 7)	(4,848 7)
Total liabilities	15	(8,061 3)	(7,339 6)
Net assets		2,281 7	5,101 0
Equity			
Share capital	33, 34	625 6	935 6
Share premium	34	2,347 0	2,326 0
Hedge reserve	34	51 0	595 2
Translation reserve	34	(47 5)	8 2
Other reserves	34	743 3	431 4
Retained (loss)/earnings	34	(1,471 4)	804 5
Equity attributable to equity holders of Scottish Power Limited	15	2,248 0	5,100 9
Minority interests	35	33 7	0 1
Total equity		2,281 7	5,101 0
Net asset value per ordinary share	15	151 9p	275 7p

The Accounting Policies and Critical Accounting Judgements and Key Sources of Estimation Uncertainty on pages 7 to 15, together with the Notes on pages 21 to 65, form part of these Accounts

Approved by the Board on 25 July 2007 and signed on its behalf by

Jose Luis Del Valle Doblado
Chief Executive Officer

Robert Benns
Finance Director
(Non Board member)

NOTES TO THE GROUP ACCOUNTS

for the year ended 31 March 2007

1 SEGMENTAL INCOME STATEMENT INFORMATION

ScottishPower defines business segments for management reporting purposes based on a combination of factors, principally differences in products and services and the regulatory environment in which the businesses operate

For management purposes, the group is currently organised into three operating businesses, Energy Networks, Energy Retail & Wholesale and PPM Energy and therefore reports its primary segment information on this basis These businesses are described as follows

Energy Networks The transmission and distribution businesses within the group's authorised area of Scotland and the distribution business of Manweb operating in Merseyside and North Wales

Energy Retail & Wholesale The generation of electricity from the group's own power stations, the purchase of external supplies of coal and gas for the generation of electricity, the purchase of external supplies of electricity and gas for sale to customers together with related billing and collection activities, gas storage, the sale of gas to industrial and domestic customers, and the sale of electricity to market participants in Scotland and England & Wales, and full participation in the British Electricity Trading and Transmission Arrangements ("BETTA")

PPM Energy The competitive energy development, origination and marketing business serving wholesale customers in North American markets Electricity products and services are provided from gas generation and renewable wind generation resources located across the US Natural gas storage and hub services are provided from gas storage facilities located in Texas, New Mexico and Alberta, Canada

Unallocated For the purposes of segmental analysis this comprises corporate office costs and the revenue and costs of the non regulated businesses, previously included within the PacifiCorp segment, which were not included in the sale of PacifiCorp

PacifiCorp, the group's former regulated US business, is included within the discontinued operations segment The results of this discontinued operation are disclosed in Note 9

(a) Revenue by segment

	Notes	Total revenue 2007 £m	Total revenue 2006 £m	Total revenue *2005 £m*	Inter segment revenue 2007 £m	Inter segment revenue 2006 £m	Inter segment revenue *2005 £m*	External revenue 2007 £m	External revenue 2006 £m	External revenue *2005 £m*
Continuing operations										
United Kingdom										
Energy Networks	(i), (iii)	**846 5**	853 3	*720 0*	**(274 1)**	(294 8)	*(344 6)*	**572 4**	558 5	*375 4*
Energy Retail & Wholesale		**4,919 8**	4,344 4	*3,712 5*	**(20 1)**	(17 1)	*(27 5)*	**4,899 7**	4,327 3	*3,685 0*
United Kingdom total		**5,766 3**	5,197 7	*4,432 5*	**(294 2)**	(311 9)	*(372 1)*	**5,472 1**	4,885 8	*4,060 4*
Continuing operations										
North America										
PPM Energy		**623 8**	545 9	*502 0*	**–**			**623 8**	545 9	*502 0*
North American total		**623 8**	545 9	*502 0*	**–**			**623 8**	545 9	*502 0*
Unallocated revenue	(i)							**3 7**	14 4	*32 6*
Total	(ii)							**6,099 6**	5,446 1	*4,595 0*

(i) Unallocated revenue includes revenue from certain non regulated businesses, previously included within the Energy Networks segment, which are now managed as part of corporate office activities External revenue from these businesses in the year ended 31 March 2006 amounted to £3 7 million (2005 £4 7 million) Comparative figures have been restated accordingly Unallocated revenue also includes revenue of the non regulated businesses, previously included within the PacifiCorp segment which were not included in the sale of PacifiCorp

(ii) In the segmental analysis revenue is shown by geographical origin Revenue analysed by geographical destination is not materially different

(iii) Inter segment revenue relating to Energy Networks is predominantly subject to regulation and is based on published tariffs set by the regulator

(b) Operating profit by segment

	Notes	Before exceptional items and certain remeasurements 2007 £m	Exceptional items (Note 2) 2007 £m	Certain remeasurements (Note 2) 2007 £m	Exceptional items and certain remeasurements 2007 £m	Total 2007 £m	Before exceptional items and certain remeasurements 2006 £m	Exceptional items (Note 2) 2006 £m	Certain remeasurements (Note 2) 2006 £m	Exceptional items and certain remeasurements 2006 £m	Total 2006 £m	*Total (Note iii) 2005 £m*
Continuing operations												
United Kingdom												
Energy Networks	(i)	**524 0**				**524 0**	520 5	(18 0)		(18 0)	502 5	*423 7*
Energy Retail & Wholesale		**430 6**		**(132 2)**	**(132 2)**	**298 4**	214 1	72 2	88 7	160 9	375 0	*185 3*
United Kingdom total		**954 6**		**(132 2)**	**(132 2)**	**822 4**	734 6	54 2	88 7	142 9	877 5	*609 0*
Continuing operations												
North America												
PPM Energy		**154 0**		**(15 7)**	**(15 7)**	**138 3**	90 6	(34 6)	(3 0)	(37 6)	53 0	*60 0*
North American total		**154 0**		**(15 7)**	**(15 7)**	**138 3**	90 6	(34 6)	(3 0)	(37 6)	53 0	*60 0*
Unallocated net (expense)/income	(i)	**(29 0)**	**(52 1)**		**(52 1)**	**(81 1)**	(20 7)	(39 7)	(0 4)	(40 1)	(60 8)	*4 2*
Total	(ii)	**1,079 6**	**(52 1)**	**(147 9)**	**(200 0)**	**879 6**	804 5	(20 1)	85 3	65 2	869 7	*673 2*

(i) Unallocated net (expense)/income includes the results of certain non regulated businesses, previously included within the Energy Networks segment, which are now managed as part of corporate office activities Operating profit from these businesses in the year ended 31 March 2006 amounted to £4 1 million (2005 £3 7 million) Comparative figures have been restated accordingly Unallocated (expense)/income also includes corporate office costs and the operating results of the non regulated businesses previously included within the PacifiCorp segment, which were not included in the sale of PacifiCorp

(ii) Share of profit/(loss) of jointly controlled entities and associates included in operating profit by segment for the year ended 31 March 2007 is as follows Energy Networks £nil (2006 £(3 5) million, 2005 £0 2 million), Energy Retail & Wholesale £4 6 million (2006 £1 4 million 2005 £(1 9) million), PPM Energy £5 3 million (2006 £1 5 million, 2005 £(0 5) million) and unallocated income £nil (2006 £nil, 2005 £2 2 million) The total tax charge in respect of jointly controlled entities and associates, included in these amounts, was £(1 7) million (2006 £2 2 million, 2005 £1 8 million)

(iii) Operating profit for the year ended 31 March 2005 is stated after including certain remeasurements by segment as follows Energy Networks £nil, Energy Retail & Wholesale £91 8 million, PPM Energy £1 4 million and unallocated £nil Certain remeasurements are described in detail in Note 2

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

1 SEGMENTAL INCOME STATEMENT INFORMATION *continued*

(c) Amortisation and depreciation by segment

	Note	Amortisation 2007 £m	Amortisation 2006 £m	Amortisation *2005 £m*	Depreciation 2007 £m	Depreciation 2006 £m	Depreciation *2005 £m*
Continuing operations							
United Kingdom							
Energy Networks	(i)	5 9	7 4	*7 7*	104 0	96 8	*94 6*
Energy Retail & Wholesale		15 9	20 2	*61 3*	97 5	94 8	*88 6*
United Kingdom total		21 8	27 6	*69 0*	201 5	191 6	*183 2*
Continuing operations							
North America							
PPM Energy		0 6	3 4	*1 3*	29 1	12 1	*12 0*
North American total		0 6	3 4	*1 3*	29 1	12 1	*12 0*
Unallocated	(i)	1 5	1 5	*1 0*	16 3	12 4	*12 4*
Total		23 9	32 5	*71 3*	246 9	216 1	*207 6*

(i) Unallocated depreciation includes depreciation of certain non regulated businesses, previously included within the Energy Networks segment, which are now managed as part of corporate office activities Depreciation relating to these businesses in the year ended 31 March 2006 amounted to £3 1 million (2005 £4 0 million)

(d) Net fair value (losses)/gains on operating derivatives by segment

Included in operating profit above are net fair value (losses)/gains on operating derivatives as follows

	Unwind of opening position 2007 £m	Unwind of opening position 2006 £m	Unwind of opening position *2005 £m*	Mark to market (losses)/gains 2007 £m	Mark to market (losses)/gains 2006 £m	Mark to market (losses)/gains *2005 £m*	Hedge ineffectiveness 2007 £m	Hedge ineffectiveness 2006 £m	Hedge ineffectiveness *2005 £m*	Total 2007 £m	Total 2006 £m	Total *2005 £m*
Continuing operations												
United Kingdom												
Energy Networks				–								
Energy Retail & Wholesale	53 4			(185 6)	92 7			(4 0)	–	(132 2)	88 7	
United Kingdom total	53 4			(185 6)	92 7			(4 0)		(132 2)	88 7	
Continuing operations												
North America												
PPM Energy	(39 2)	110 6		22 8	(114 3)		0 7	0 7		(15 7)	(3 0)	
North American total	(39 2)	110 6		22 8	(114 3)		0 7	0 7		(15 7)	(3 0)	
Unallocated					(0 4)						(0 4)	
Total	14 2	110 6		(162 8)	(22 0)		0 7	(3 3)		(147 9)	85 3	

(e) Significant non cash expenditure by segment

	Impairment of trade receivables 2007 £m	Impairment of trade receivables 2006 £m	Impairment of trade receivables *2005 £m*
Continuing operations			
United Kingdom			
Energy Networks		0 3	
Energy Retail & Wholesale	74 7	55 8	*41 3*
United Kingdom total	74 7	56 1	*41 3*
Continuing operations			
North America			
PPM Energy			
North American total	–		
Unallocated			
Total	74 7	56 1	*41 3*

Other significant non cash expenditures are disclosed in Note 2

2 EXCEPTIONAL ITEMS AND CERTAIN REMEASUREMENTS

Exceptional items and certain remeasurements included in profit for the year from continuing operations are as follows

	Notes	2007 £m	2006 £m	2005 £m
(a) Exceptional administrative expenses				
Costs relating to Iberdrola offer	(i)	(52 1)		
Corporate restructuring costs	(ii)	-	(42 0)	-
Impairment of finance lease receivables	(iii)		(25 4)	-
Credit support facility costs	(iv)		(33 6)	
		(52 1)	(101 0)	
(b) Gain on disposal of gas storage project	(v)		80 9	
Total exceptional items	10	(52 1)	(20 1)	
(c) IAS 39 adjustments				
Net fair value (losses)/gains on operating derivatives	1, 10	(147 9)	85 3	-
Net fair value losses on financing derivatives	6, 10	(300 1)	(115 4)	
Onerous contract releases/intangible assets charges relating to commodity contracts	10			92 4
Proprietary trading profit	10			0 8
Total IAS 39 adjustments		(448 0)	(30 1)	93 2
Tax on exceptional items and certain remeasurements				
Tax on exceptional administrative expenses		2 3	35 1	
Tax on IAS 39 adjustments		135 7	9 2	(28 1)
		138 0	44 3	(28 1)
Total exceptional items and certain remeasurements (net of tax)		(362 1)	(5 9)	65 1

(i) A gross exceptional charge of £52 1 million and related tax credit of £2 3 million for costs, principally advisors' fees, incurred by the company in relation to the recommended offer by Iberdrola S A for the company's entire issued ordinary share capital

(ii) A gross exceptional charge of £42 0 million and related tax credit of £12 7 million relating to costs of the corporate restructuring Costs of the corporate restructuring by segment for the year ended 31 March 2006 are as follows Energy Networks £18 0 million, Energy Retail & Wholesale £8 7 million, PPM Energy £1 0 million and Unallocated net expense £14 3 million

(iii) A gross exceptional charge of £25 4 million and related tax credit of £9 6 million relating to the impairment of the group's aircraft leases within the Unallocated segment

(iv) A gross exceptional charge of £33 6 million and related tax credit of £12 8 million within PPM Energy relating to probable liabilities in relation to a credit support facility provided by PacifiCorp Holdings Inc (now ScottishPower Holdings Inc) to certain providers of debt to the Klamath Co Generation project at the project's inception in 1999 The project is owned by the City of Klamath Falls, but operated by PPM Energy which has a purchase contract for 47% of the output

(v) A gross exceptional gain within Energy Retail & Wholesale of £80 9 million relating to the sale of the group's underground natural gas storage project at Byley to E ON UK plc for £96 0 million There is no tax effect of this exceptional item

3 OPERATING PROFIT

(a) Operating profit from continuing operations is stated after charging/(crediting)	2007 £m	2006 £m	2005 £m
Amortisation of intangible assets	23 9	32 5	71 3
Depreciation of property, plant and equipment	246 9	216 1	207 6
Release of deferred income	(38 7)	(19 7)	(17 5)
Research and development	1 0	0 3	0 2

(b) Auditors' remuneration continuing operations	2007 £m	2006 £m	2005 £m
Audit of the company's annual group accounts	0 3	0 4	0 3
Audit of the company's subsidiaries pursuant to legislation	1 3	0 8	0 8
	1 6	1 2	1 1
Other services pursuant to legislation	0 2	0 1	0 4
Tax services compliance services		0 5	0 4
Tax services advisory services	0 1	0 2	0 4
Services relating to corporate finance transactions	0 1	0 4	1 1
Other services		0 2	0 8
Total UK and North American audit and non audit fees paid to auditors for continuing operations	2 0	2 6	4 2
Auditors' remuneration discontinued operations			
Audit of the company's annual group accounts			
Audit of the company's subsidiaries pursuant to legislation		0 5	0 6
		0 5	0 6
Other services pursuant to legislation		0 6	0 2
Tax services compliance services		0 7	0 6
Tax services advisory services		1 6	
Services relating to corporate finance transactions		0 8	-
Other services		0 2	0 7
North American audit and non audit fees paid to auditors for discontinued operations		4 4	2 1
Total UK and North American audit and non audit fees paid to auditors	2 0	7 0	6 3

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

3 OPERATING PROFIT *continued*

For the year ended 31 March 2007 the amounts disclosed relate to fees paid to the incumbent auditors, Deloitte & Touche LLP For the years ended 31 March 2006 and 31 March 2005, the amounts disclosed relate to fees paid to the group's former auditors PricewaterhouseCoopers LLP

For the year ended 31 March 2007, of the total audit and non audit fees paid to the auditors of £2 0 million (2006 £7 0 million, 2005 £6 3 million), £2 0 million (2006 £4 5 million, 2005 £5 6 million) was charged to operating profit (2006 £2 5 million was charged against the gain on disposal of PacifiCorp, 2005 £0 7 million was included in the cost of acquisitions)

For the year ended 31 March 2006, fees for 'Services relating to corporate finance transactions' and 'Tax advisory services' principally relate to services provided in connection with the disposal of PacifiCorp and the capital reorganisation and return of cash to shareholders For the year ended 31 March 2005, fees for 'Services relating to corporate finance transactions' principally relate to due diligence work on acquisitions and a significant portion of fees for 'Other services' relates to advice regarding the implementation of s404 of the Sarbanes Oxley Act and the implementation of IFRS

4 EMPLOYEE INFORMATION

(a) Employee costs	2007 £m	2006 £m	*2005 £m*
Wages and salaries	333 1	308 2	*268 2*
Social security costs	24 8	23 5	*21 5*
Pension and other costs	50 6	44 8	*37 8*
Total employee costs	408 5	376 5	*327 5*
Less charged as capital expenditure	(86 7)	(75 9)	*(65 4)*
Charged to the income statement	321 8	300 6	*262 1*

(b) Employee numbers

The year end and annual average numbers of employees (full time and part time) employed by the group, including executive directors, were

	Note	At 31 March 2007	At 31 March 2006	*At 31 March 2005*	Annual average 2007	Annual average 2006	*Annual average 2005*
Continuing operations							
United Kingdom							
Energy Networks	(i)	3,345	3,285	*3,216*	3,284	3,295	*3,144*
Energy Retail & Wholesale		5,873	5,512	*5,386*	5,659	5,646	*4,970*
United Kingdom total		9,218	8,797	*8,602*	8,943	8,941	*8,114*
Continuing operations							
North America							
PPM Energy		419	344	*278*	366	318	*240*
North American total		419	344	*278*	366	318	*240*
Unallocated	(i)	679	652	*616*	689	694	*577*
Total		10,316	9,793	*9,496*	9,998	9,953	*8,931*

The year end and annual average numbers of full time equivalent staff employed by the group, including executive directors, were

	Note	At 31 March 2007	At 31 March 2006	*At 31 March 2005*	Annual average 2007	Annual average 2006	*Annual average 2005*
United Kingdom	(i)	8,749	8,331	*8,158*	8,471	8,445	*7,840*
North America		418	343	*277*	366	318	*240*
Unallocated	(i)	662	637	*591*	675	677	*548*
Total		9,829	9,311	*9,026*	9,512	9,440	*8,628*

(i) Employee numbers for the unallocated segment includes employees from certain non regulated businesses, previously included within the Energy Networks segment, which are now managed as part of corporate office activities The numbers of employees (full time and part time) and full time equivalent staff employed by these businesses at 31 March 2006 were 95 (2005 112) and 94 (2005 111) respectively The annual average numbers of employees (full time and part time) and full time equivalent staff for the year ended 31 March 2006 were 99 (2005 116) and 98 (2005 115) respectively Comparative figures have been restated accordingly

(c) Directors' remuneration

Details of directors remuneration are set out in Note 39(d)

5 FINANCE INCOME

	2007 £m	2006 £m	*2005 £m*
Interest on bank and other deposits	100 9	66 8	*60 4*
Interest on finance lease receivables	5 0	7 0	*42 5*
Foreign exchange gains		2 2	*2 0*
Expected return on retirement benefit assets	137 8	110 4	*107 3*
Total finance income	**243 7**	186 4	*212 2*

6 NET FAIR VALUE LOSSES ON FINANCING DERIVATIVES

Net fair value losses on financing derivatives of £300 1 million for the year ended 31 March 2007 (2006 £115 4 million, 2005 £nil) include losses of £280 1 million (2006 £125 1 million, 2005 £nil), resulting from changes to the fair value of the embedded derivative within the $700 million convertible bonds, primarily as a result of movement in the company's ordinary share price

7 FINANCE COSTS

	Notes	2007 £m	2006 £m	*2005 £m*
Interest on bank loans and overdrafts		12 3	13 0	*18 8*
Interest on other borrowings		206 6	204 2	*164 6*
Interest on obligations under finance leases		4 4	6 0	*40 1*
Capitalised interest	(a)	(13 2)	(8 2)	*(1 7)*
Unwinding of discount on provisions		0 7	0 9	*10 4*
Interest on retirement benefit obligations		110 1	99 7	*100 8*
Total finance costs		**320 9**	315 6	*333 0*
Interest cover (times)	(b)	11 9	5 8	*4 7*

(a) The tax relief on the capitalised interest was £1 0 million (2006 £0 9 million, 2005 £0 5 million)

(b) Interest cover is calculated by dividing operating profit before exceptional items and certain remeasurements by the sum of the total finance income (excluding foreign exchange gains) and total finance costs (excluding capitalised interest)

8 INCOME TAX

	2007 £m	2006 £m	*2005 £m*
Current tax			
UK Corporation tax	128 6	238 0	*184 5*
Adjustments in respect of prior years	(23 5)	(9 1)	*(40 7)*
Total UK Corporation tax for year	105 1	228 9	*143 8*
Foreign tax	35 3	(61 8)	*(14 2)*
Adjustments in respect of prior years	25 6	15 7	*7 6*
Total foreign tax for year	60 9	(46 1)	*(6 6)*
Total current tax for year	166 0	182 8	*137 2*
Deferred tax			
Origination and reversal of temporary differences	(13 3)	(25 3)	*3 1*
Adjustments in respect of prior years	(5 9)	(40 1)	*(2 9)*
Total deferred tax for year	(19 2)	(65 4)	*0 2*
Total income tax expense	**146 8**	117 4	*137 4*

The tax charge on profit on ordinary activities for the year varied from the standard rate of UK Corporation tax as follows

	2007 £m	2006 £m	*2005 £m*
Corporation tax at 30%	150 7	187 5	*165 7*
Effect of tax rate applied to overseas earnings	8 2	(16 7)	*6 9*
Adjustments in respect of prior years	(3 8)	(33 5)	*(36 0)*
Utilisation of UK capital losses		(24 3)	
Tax effect of exceptional items	13 3		
Other permanent differences	(21 6)	4 4	*0 8*
Income tax expense for the year	**146 8**	117 4	*137 4*

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

9 DISCONTINUED OPERATIONS

On 24 May 2005, the group entered into a sale agreement to dispose of PacifiCorp, the group's former US regulated business This operation was classified as a disposal group held for sale and a discontinued operation in accordance with IFRS 5 as of that date The disposal was completed on 21 March 2006, on which date control of PacifiCorp passed to MidAmerican

The results of the discontinued operation for the period to 20 March 2006 and year ended 31 March 2005, which have been included in the Group Income Statement, are as follows

	Notes	2007 £m	2006 £m	*2005 £m*
Revenue			2,498 9	*2,250 9*
Net fair value gains on operating derivatives			64 6	
Depreciation and amortisation	(a)		(32 1)	*(216 2)*
Exceptional item impairment of goodwill	(b)	–		*(922 0)*
Other net operating costs		–	(1,721 8)	*(1,500 0)*
Operating profit/(loss)			809 6	*(387 3)*
Net finance costs	(c)		(178 3)	*(66 7)*
Profit/(loss) before tax			631 3	*(454 0)*
Attributable tax expense (excluding exceptional tax expense)			(214 7)	*(149 7)*
Exceptional tax expense	(e)	(204 1)		
(Loss)/profit after tax from discontinued operations		**(204 1)**	416 6	*(603 7)*
Exceptional item gain on sale of PacifiCorp	(f)	16 8	619 4	
(Loss)/profit for the year		**(187 3)**	1,036 0	*(603 7)*

(a) The depreciation and amortisation charge for the period to 20 March 2006 of £32 1 million represents the depreciation and amortisation charged for the period until 23 May 2005 Under IFRS 5, non current assets held for sale are not subject to depreciation or amortisation and, therefore, the above results did not include charges of £190 8 million in relation to depreciation and amortisation for the period from 24 May 2005 to 20 March 2006

(b) In November 2004, the Board began a strategic review of PacifiCorp as a result of its performance and the significant investment it required in the immediate future In May 2005, the Board concluded that in light of the prospects for PacifiCorp, the scale and timing of the capital investment required and the likely profile of returns, shareholders' interests were best served by a sale of PacifiCorp and a return of capital to shareholders As a consequence, the group undertook a review of the carrying value of the goodwill allocated to the PacifiCorp reporting segment as at 31 March 2005 The estimated recoverable value was based on net realisable value, with reference to the price of comparable businesses, recent market transactions and the estimated proceeds from disposal This resulted in an exceptional charge, in the year ended 31 March 2005, for impairment of goodwill of £922 0 million

(c) An analysis of net finance costs is given below

	2007 £m	2006 £m	*2005 £m*
Interest charge		174 5	*158 7*
Interest receivable		(20 6)	*(9 5)*
Net interest cost on retirement benefit obligations		3 8	*5 9*
		157 7	*155 1*
Other finance items allocated to discontinued operations			
Net fair value losses on financing derivatives		13 5	
Interest rate differential		(39 0)	*(88 4)*
Loss following de designation of net investment hedges		46 1	
		20 6	*(88 4)*
Net finance costs	–	178 3	*66 7*

Net finance costs include the UK/US interest rate differential benefit of £39 0 million (2005 £88 4 million) arising from the group's US dollar hedging programme relating to PacifiCorp's net assets for the year ended 31 March 2006 This programme has terminated following the sale of PacifiCorp on 21 March 2006

(d) The cash flows of the discontinued operation, which have been included in the Group Cash Flow Statement, are as follows

	2007 £m	2006 £m	*2005 £m*
Net cash from operating activities discontinued operations		569 9	*404 6*
Net cash used in investing activities – discontinued operations	–	(420 3)	*(471 3)*
Net cash (used in)/provided by financing activities discontinued operations	–	(253 3)	*150 1*
Net (decrease)/increase in net cash and cash equivalents discontinued operations	–	(103 7)	*83 4*

(e) The exceptional tax expense of £204 1 million for the year ended 31 March 2007 results from an updated assessment of the probable liabilities that are related to the group's financing arrangements associated with the 1999 acquisition of PacifiCorp Further details are set out in Note 36

9 DISCONTINUED OPERATIONS *continued*

(f) The gain on sale of PacifiCorp is analysed as follows

	Notes	2007 £m	2006 £m
Book value of PacifiCorp assets and liabilities at 21 March 2006			
Intangible assets			
goodwill		-	854 2
other intangible assets			215 4
Property, plant and equipment			5,424 3
Investments			172 4
Other non current assets		-	128 3
Current assets			530 8
Current liabilities		-	(749 4)
Non current liabilities			(3,907 0)
Book value of PacifiCorp net assets disposed			2,669 0
Book gain on sale (pre tax)	(i)		122 5
Net disposal proceeds		-	2,791 5
Satisfied by			
Cash received for net assets			2,911 4
Cash expenses		-	(26 2)
Net disposal cash proceeds	(ii)		2,885 2
Accrued expenses			(74 3)
Impairment of assets	(iii), 17		(19 4)
Net disposal proceeds		-	2,791 5
(i) The gain on sale of PacifiCorp comprises			
Book gain on sale (pre tax on sale)			122 5
Tax gain on sale	(iv)	16 8	12 3
Cumulative translation gains realised on sale transferred from equity	34	-	484 6
Gain on sale of PacifiCorp		16 8	619 4

(ii) The book gain on sale excluded cash outflows of £116 7 million relating to the settlement of certain treasury derivative financial instruments following the sale of PacifiCorp, which had previously been marked to market.

(iii) PPM Energy has leased a power plant to PacifiCorp since 2002 As part of the final settlement achieved with MidAmerican on completion of the sale of PacifiCorp, the group agreed to a reduction in lease rentals receivable by PPM Energy from PacifiCorp in respect of this lease As a consequence of this reduction in lease rentals, an impairment of £19 4 million was charged against the gain on sale Other sale expenses (cash and accrued) of £100 5 million principally comprised legal and other professional fees of £37 8 million and a provision of £32 9 million for royalties payable to MidAmerican

(iv) The disposal of PacifiCorp gave rise to a net taxable capital loss for the group which is offset against other taxable capital gains As a result the gain on sale included in the Income Statement for the year ended 31 March 2006 benefited from a tax credit of £12 3 million Reassessment in the current financial year of the ability to utilise the net taxable capital loss has led to a further credit of £16 8 million being included in the Income Statement for the year ended 31 March 2007

(g) Employee costs of £334 4 million (2005 £307 6 million) were charged against the results of the discontinued operation for the period from 1 April 2005 to 20 March 2006 These comprised wages and salaries of £364 4 million (2005 £310 8 million), social security costs of £23 4 million (2005 £19 5 million) and pension and other costs of £55 0 million (2005 £63 6 million) less amounts charged as capital expenditure of £108 4 million (2005 £86 3 million) The average number of employees (full time and part time), including executive directors, employed by the discontinued operation during the period from 1 April 2005 to 20 March 2006 was 6,597 (2005 6,610)

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

10 EARNINGS PER ORDINARY SHARE AND RECONCILIATION OF ADJUSTED PROFITS, EARNINGS PER ORDINARY SHARE AND DILUTED EARNINGS PER ORDINARY SHARE

(a) Earnings per ordinary share

Earnings per ordinary share have been calculated by dividing the profit/(loss) for the year (as adjusted for minority interests) by the weighted average number of ordinary shares in issue during the year, based on the following information

	2007 £m	2006 £m	*2005 £m*
Basic earnings per ordinary share			
Profit/(loss) attributable to equity holders of Scottish Power Limited			
Continuing	**356.0**	507 3	*413 7*
Discontinued	**(187 3)**	1,036 0	*(607 1)*
Continuing and Discontinued	**168 7**	1,543 3	*(193 4)*
Weighted average ordinary share capital (number of shares, million)	**1,522 4**	1,842 4	*1,830 8*
Diluted earnings per ordinary share			
Profit/(loss) attributable to equity holders of Scottish Power Limited			
Continuing	**356 0**	507 3	*424 7*
Discontinued	**(187 3)**	1,036 0	*(607 1)*
Continuing and Discontinued	**168 7**	1,543 3	*(182 4)*
Weighted average ordinary share capital (number of shares, million)	**1,532 3**	1,856 0	*1,928 0*

The difference between the profit for the financial year from continuing operations for the purposes of the basic and the diluted earnings per ordinary share calculations is analysed as follows

	2007 £m	2006 £m	*2005 £m*
Basic earnings per ordinary share profit for the financial year	**356 0**	507 3	*413 7*
Interest on convertible bonds			*11 0*
Diluted earnings per ordinary share – profit for the financial year	**356 0**	507 3	*424 7*

The difference between the weighted average share capital for the purposes of the basic and the diluted earnings per share calculations is analysed as follows

	2007	2006	*2005*
Number of ordinary shares (million)			
Basic earnings per ordinary share weighted average ordinary share capital	**1,522 4**	1,842 4	*1,830 8*
Outstanding ordinary share options and ordinary shares held in trust for the group's employee share schemes	**9 9**	13 6	*6 2*
Convertible bonds			*91 0*
Diluted earnings per ordinary share weighted average ordinary share capital	**1,532 3**	1,856 0	*1,928 0*

The group's convertible bonds were anti dilutive for the years ended 31 March 2007 and 31 March 2006 and dilutive for the year ended 31 March 2005 based on the continuing profit attributable to equity holders of Scottish Power Limited

10 EARNINGS PER ORDINARY SHARE AND RECONCILIATION OF ADJUSTED PROFITS, EARNINGS PER ORDINARY SHARE AND DILUTED EARNINGS PER ORDINARY SHARE *continued*

(b) Reconciliation of adjusted profits, earnings per ordinary share and diluted earnings per ordinary share

Set out below are the reconciliations of adjusted profits, earnings per ordinary share and diluted earnings per ordinary share which have been prepared in accordance with the methodology set out in Accounting Policies, A Basis of accounting on page 7

Adjusted profit from continuing operations	Note	2007 £m	2006 £m	*2005 £m*
Continuing operations				
Operating profit		879 6	869 7	*673 2*
IAS 39 adjustments				
net fair value losses/(gains) on operating derivatives		147 9	(85 3)	
onerous contract releases/intangible assets charges relating to commodity contracts				*(92 4)*
proprietary trading profit				*(0 8)*
Other items				
exceptional items	2	52 1	20 1	–
Adjusted operating profit		**1,079 6**	804 5	*580 0*
Net finance costs		**(377 3)**	(244 6)	*(120 8)*
IAS 39 adjustments				
net fair value losses on financing derivatives		300 1	115 4	
Adjusted net finance costs		**(77 2)**	(129 2)	*(120 8)*
Adjusted profit before tax		**1,002 4**	675 3	*459 2*
Tax		**(146 8)**	(117 4)	*(137 4)*
tax on adjusting items		**(138 0)**	(44 3)	*28 1*
Adjusted tax		**(284 8)**	(161 7)	*(109 3)*
Adjusted profit from continuing operations		**717 6**	513 6	*349 9*

Adjusted (loss)/profit from discontinued operations	Note	2007 £m	2006 £m	*2005 £m*
Discontinued operations				
(Loss)/profit for the year from discontinued operations	9	**(187 3)**	1,036 0	*(603 7)*
IAS 39 adjustments				
net fair value gains on operating derivatives			(64 6)	
net fair value losses on financing derivatives			13 5	
loss following de designation of net investment hedges			46 1	
proprietary trading profit				*(0 1)*
Other items				
gain on sale of discontinued operations before tax on sale	9		(607 1)	
exceptional tax expense		**204 1**		
PacifiCorp depreciation 24 May 2005 20 March 2006	9		(190 8)	
impairment of PacifiCorp goodwill	9			*922 0*
Tax on adjusting items		**(16 8)**	66 8	
Net adjusting items		**187 3**	(736 1)	*921 9*
Adjusted profit from discontinued operations			299 9	*318 2*

Adjusted total profit attributable to equity holders of Scottish Power Limited	2007 £m	2006 £m	*2005 £m*
Adjusted total profit for the year	**717 6**	813 5	*668 1*
Minority interests	**0 5**	(0 4)	*(4 7)*
Adjusted total profit attributable to equity holders of Scottish Power Limited	**718 1**	813 1	*663 4*

Adjusted total basic earnings per ordinary share	2007	2006	*2005*
Weighted average ordinary share capital (number of ordinary shares, million)	**1,522 4**	1,842 4	*1,830 8*
Adjusted total basic earnings per ordinary share	**47 17p**	44 13p	*36 24p*

Adjusted basic earnings per ordinary share from continuing operations	2007 £m	2006 £m	*2005 £m*
Adjusted profit from continuing operations	**717 6**	513 6	*349 9*
Minority interests	**0 5**	(0 4)	*(1 3)*
Adjusted profit from continuing operations attributable to equity holders of Scottish Power Limited	**718 1**	513 2	*348 6*
Adjusted basic earnings per ordinary share from continuing operations	**47 17p**	27 85p	*19 04p*

Adjusted basic earnings per ordinary share from discontinued operations were nil pence (2006 16 28 pence, 2005 17 20 pence)

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

10 EARNINGS PER ORDINARY SHARE AND RECONCILIATION OF ADJUSTED PROFITS, EARNINGS PER ORDINARY SHARE AND DILUTED EARNINGS PER ORDINARY SHARE *continued*

(b) Reconciliation of adjusted profits, earnings per ordinary share and diluted earnings per ordinary share *continued*

Adjusted total diluted earnings per ordinary share	2007 £m	2006 £m	*2005 £m*
Basic earnings per ordinary share adjusted total profit attributable to equity holders of Scottish Power Limited	718 1	813 1	*663 4*
Interest on convertible bonds	14 4	14 9	*11 0*
Diluted earnings per ordinary share adjusted total profit attributable to equity holders of Scottish Power Limited	732 5	828 0	*674 4*
Basic earnings per ordinary share weighted average share capital (number of shares, million)	1,522 4	1,842 4	*1,830 8*
Outstanding ordinary share options and ordinary shares held in trust for the group's employee share schemes	9 9	13 6	*6 2*
Convertible bonds	101 8	91 4	*91 0*
Diluted earnings per ordinary share weighted average share capital (number of shares, million)	1,634 1	1,947 4	*1,928 0*
Adjusted total diluted earnings per ordinary share	44 83p	42 52p	*34 98p*
Basic earnings per ordinary share adjusted profit from continuing operations attributable to equity holders of Scottish Power Limited	718 1	513 2	*348 6*
Interest on convertible bonds	14 4	14 9	*11 0*
Diluted earnings per ordinary share adjusted profit from continuing operations attributable to equity holders of Scottish Power Limited	732 5	528 1	*359 6*
Adjusted diluted earnings per ordinary share from continuing operations	44 83p	27 12p	*18 65p*

The group's convertible bonds were dilutive for the years ended 31 March 2007, 31 March 2006 and 31 March 2005 based on the adjusted profit from continuing operations attributable to equity holders of Scottish Power Limited

Adjusted diluted earnings per share from discontinued operations were nil pence (2006 15 40 pence, 2005 16 33 pence)

11 DIVIDENDS

	2007 pence per ordinary share	2006 pence per ordinary share	*2005 pence per ordinary share*	2007 £m	2006 £m	*2005 £m*
Final ordinary dividend paid for prior year	9 40	7 65	*6 25*	138 7	139 4	*112 9*
First interim ordinary dividend paid	11 40	5 20	*4 95*	169 2	96 0	*91 1*
Second interim ordinary dividend paid		5 20	*4 95*		96 3	*91 0*
Third interim ordinary dividend paid		5 20	*4 95*		96 4	*91 1*
Total ordinary dividends paid	20 80	23 25	*21 10*	307 9	428 1	*386 1*
Proposed final ordinary dividend		9 40	*7 65*		138 6	*139 4*
Special ordinary dividend	12 00			178 3		
Total ordinary dividends paid and proposed in respect of the financial year	23 40	25 00	*22 50*	347 5	427 3	*412 6*

A special dividend of 12 00 pence per ordinary share was approved and paid in April 2007

As part of the return of cash to ordinary shareholders in June 2006, a dividend of £3 60 per B share was paid in respect of 370,655,937 B shares totalling £1,334 4 million Further details of the return of cash to ordinary shareholders are set out in Note 33

12 RECONCILIATION OF PROFIT AFTER TAX TO CASH GENERATED FROM CONTINUING OPERATIONS

	2007 £m	2006 (As restated Note 23) £m	*2005 £m*
Profit after tax	**355 5**	507 7	*415 0*
Income tax	**146 8**	117 4	*137 4*
Net finance costs	**377 3**	244 6	*120 8*
Operating profit	**879 6**	869 7	*673 2*
Adjustments for			
Net fair value losses/(gains) on operating derivatives	**147 9**	(85 3)	
Share of (profit)/loss in jointly controlled entities and associates	**(9 9)**	0 6	
Exceptional items	**52 1**	20 1	
Amortisation	**23 9**	32 5	*71 3*
Depreciation	**246 9**	216 1	*207 6*
(Profit)/loss on sale of property, plant and equipment	**(12 7)**	4 2	*(0 8)*
Loss on sale of intangibles	**0 9**		
Amortisation of share scheme costs	**7 5**	7 5	*5 6*
Movement in deferred income	**376 5**	(19 7)	*(17 5)*
Movement in retirement benefits and provisions	**(124 2)**	14 6	*(151 5)*
Operating cash flows before movements in working capital	**1,588 5**	1,060 3	*787 9*
(Increase)/decrease in inventories	**(38 7)**	(96 7)	*6 9*
Decrease/(increase) in trade and other receivables	**142 5**	(295 7)	*(312 8)*
Increase in trade payables	**18 5**	196 6	*199 4*
Cash generated from continuing operations	**1,710 8**	864 5	*681 4*

13 ANALYSIS OF CASH FLOWS IN RESPECT OF ACQUISITIONS AND DISPOSALS

	Acquisition 2007 £m	Disposals 2007 £m	Acquisition 2006 £m	Disposals 2006 £m	*Acquisitions 2005 £m*	*Disposals 2005 £m*
Cash consideration for jointly controlled entities including expenses	**-**				*(18 3)*	
Cash consideration for subsidiaries including expenses			(9 0)	2,852 0	*(352 2)*	
Cash and cash equivalents acquired					*26 8*	
Expenses and other costs paid in respect of prior year disposals	**-**	**(21 3)**		(1 1)		*(7 4)*
		(21 3)	(9 0)	2,850 9	*(343 7)*	*(7 4)*

In 2007, the cash flows in respect of disposals represent expenses and other costs related to prior year disposals

In 2006, the cash flows in respect of the acquisition represent the remaining 50% of Core Utility Solutions Limited acquired from Alfred McAlpine The cash flows in respect of disposals principally represent the sale of PacifiCorp (£2,885 2 million), the group's former regulated US business and associated settlement of certain treasury derivative financial instruments (£(116 7) million), and the sale of the group's underground natural gas storage project at Byley to E ON UK plc (£83 5 million)

In 2005, the cash flows in respect of the acquisition of subsidiaries represented the purchase of Damhead Creek, the remaining 50% of Brighton Power Station and Atlantic Renewable Energy Corporation The cash flows in respect of the acquisition of jointly controlled entities represents PPM Energy's investment in the Maple Ridge joint venture The cash flows in respect of disposals principally represented expenses and other costs related to prior year disposals

14 ANALYSIS OF NET DEBT

	Net debt at 1 April 2006 £m	Issue of B shares (Note (a)) £m	Outflow of cash to shareholders under B share scheme (Note (a)) £m	Other cash flow £m	Exchange £m	Other non cash changes (Note (b)) £m	Net debt at 31 March 2007 £m
Cash at bank and other deposits	3,584 4		(2,203 5)	78 2	(12 9)	(2 1)	**1,444 1**
Overdrafts	(1 4)			(1 7)	0 2		**(2 9)**
Net cash and cash equivalents	3,583 0		(2,203 5)	76 5	(12 7)	(2 1)	**1,441 2**
Debt due after one year	(3,079 4)			2 1	128 6	(70 2)	**(3,018 9)**
Debt due within one year	(521 6)	(2,249 9)	2,203 5	13 6	49 8	67 6	**(437 0)**
Obligations under finance leases	(64 7)			(0 2)	6 0	34 1	**(24 8)**
Term deposits				46 4			**46 4**
Total	(82 7)	(2,249 9)		138 4	171 7	29 4	**(1,993 1)**

(a) B shares issued as part of the capital reorganisation are classified as liabilities under IAS 32

(b) 'Other non cash changes' to net debt represents amortisation of finance costs of £(2 2) million finance costs of £(10 8) million representing the effects of the RPI on bonds carrying an RPI coupon, fair value hedge adjustments to the carrying value of debt instruments of £8 3 million and a decrease of £34 1 million, relating principally to the financing of the group's US aircraft portfolio

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

15 SEGMENTAL BALANCE SHEET INFORMATION

(a) Total assets and liabilities by segment

	Notes	Total assets 2007 £m	Total assets 2006 (As restated Note 23) £m	Total liabilities 2007 £m	Total liabilities 2006 (As restated Note 23) £m
Continuing operations					
United Kingdom					
Energy Networks	(i)	3,690 4	3,366 2	(762 4)	(743 4)
Energy Retail & Wholesale		3,343 9	3,752 8	(1,177 8)	(812 2)
United Kingdom total		7,034 3	7,119 0	(1,940 2)	(1,555 6)
Continuing operations					
North America					
PPM Energy		1,542 5	1,400 7	(822 5)	(410 8)
North American total		1,542 5	1,400 7	(822 5)	(410 8)
Total continuing operations		8,576 8	8,519 7	(2,762 7)	(1,966 4)
Unallocated assets/(liabilities)	(i)	1,766 2	3,920 9	(5,298 6)	(5,373 2)
Total	(ii)	10,343 0	12,440 6	(8,061 3)	(7,339 6)

(i) Unallocated assets/(liabilities) include the net assets of certain non regulated businesses, previously included within the Energy Networks segment, which are now managed as part of corporate office activities These businesses had assets of £19 2 million and liabilities of £6 7 million at 31 March 2006 Comparative figures have been restated accordingly Unallocated assets/(liabilities) also include the group's net debt, tax liabilities, retirement benefit obligations, investments and treasury related derivatives

(ii) Investments in jointly controlled entities and associates included in total assets by segment are as follows Energy Networks £nil (2006 £nil), Energy Retail & Wholesale £11 1 million (2006 £10 8 million), PPM Energy £149 5 million (2006 £115 9 million) and Unallocated assets/(liabilities) £nil (2006 £nil)

(b) Net asset value per ordinary share

Net asset value per ordinary share has been calculated based on net assets (after adjusting for minority interests) and the number of shares in issue (after adjusting for the effect of shares held in trust) at the end of the respective financial years

	2007	2006
Net assets (as adjusted) (£ million)	2,248 0	5,100 9
Number of ordinary shares in issue at year end (as adjusted) (number of shares, million)	1,479 8	1,850 1

(c) Capital expenditure by segment

	Note	Intangible assets 2007 £m	Intangible assets 2006 £m	Property, plant and equipment 2007 £m	Property, plant and equipment 2006 £m
Continuing operations					
United Kingdom					
Energy Networks	(i), (ii)	9 5	11 9	396 6	281 9
Energy Retail & Wholesale	(ii)	45 0	46 3	304 4	177 3
United Kingdom total		54 5	58 2	701 0	459 2
Continuing operations					
North America					
PPM Energy		21 7	2 6	267 3	423 8
North American total		21 7	2 6	267 3	423 8
Total continuing operations		76 2	60 8	968 3	883 0
Unallocated	(i)	2 8	2 6	18 8	23 7
Total	(ii)	79 0	63 4	987 1	906 7

(i) Unallocated includes capital expenditure on property, plant and equipment by certain non regulated businesses previously included within the Energy Networks segment, which are now managed as part of corporate office activities These businesses had capital expenditure on property, plant and equipment of £4 4 million in the year ended 31 March 2006 Comparative figures have been restated accordingly

(ii) Capital expenditure on property, plant and equipment by business segment is stated gross of capital grants and customer contributions Capital expenditure on property, plant and equipment for continuing operations net of capital grants and customer contributions amounted to £939 5 million (2006 £886 9 million) Capital grants and customer contributions receivable in respect of continuing operations during the year of £47 6 million (2006 £19 8 million) comprised Energy Networks £47 0 million (2006 £19 5 million) and Energy Retail & Wholesale £0 6 million (2006 £0 3 million)

16 INTANGIBLE ASSETS

(a) Year ended 31 March 2006	Notes	Goodwill £m	Other intangible assets: Computer software £m	Hydro relicensing £m	Emissions allowances £m	Other (Note (v)) £m	Total £m	Total £m
Cost								
At 1 April 2005	(i)	885 1	591 4	66 2		142 8	800 4	1,685 5
Derecognised on implementation of IAS 39	(ii)					(142 8)	(142 8)	(142 8)
At 1 April 2005 as restated		885 1	591 4	66 2			657 6	1,542 7
Discontinued operations Additions for the period to 23 May 2005			2 0	0 8			2 8	2 8
Transferred to assets classified as held for sale on 24 May 2005	(iii)	(793 2)	(240 9)	(67 0)	-		(307 9)	(1,101 1)
		91 9	352 5				352 5	444 4
Continuing operations Acquisition	(iv)	8 0						8 0
Additions			44 5		18 9		63 4	63 4
Disposals			(2 9)	-	(4 1)		(7 0)	(7 0)
Exchange		0 9	0 7				0 7	1 6
At 31 March 2006		100 8	394 8		14 8		409 6	510 4
Amortisation								
At 1 April 2005			352 8	3 7		34 4	390 9	390 9
Derecognised on implementation of IAS 39	(ii)					(34 4)	(34 4)	(34 4)
At 1 April 2005 as restated			352 8	3 7			356 5	356 5
Discontinued operations Amortisation for the period to 23 May 2005			3 5	0 2			3 7	3 7
Transferred to assets classified as held for sale on 24 May 2005	(iii)		(124 2)	(3 9)			(128 1)	(128 1)
			232 1				232 1	232 1
Continuing operations Amortisation for the year	(vi)		32 5				32 5	32 5
Disposals			(2 8)				(2 8)	(2 8)
Exchange			0 2				0 2	0 2
At 31 March 2006			262 0				262 0	262 0
Net book value								
At 31 March 2006		100 8	132 8		14 8		147 6	248 4
At 1 April 2005		885 1	238 6	62 5		108 4	409 5	1,294 6

Year ended 31 March 2007	Notes	Goodwill £m	Computer software £m	Hydro relicensing £m	Emissions allowances £m	Other (Note (v)) £m	Total £m	Total £m
Cost								
At 1 April 2006	(i)	100 8	394 8		14 8		409 6	510 4
Additions			33 5		18 5	27 0	79 0	79 0
Disposals			(16 3)		(14 8)		(31 1)	(31 1)
Exchange		(1 3)	(1 2)			(1 5)	(2 7)	(4 0)
At 31 March 2007		99 5	410 8		18 5	25 5	454 8	554 3
Amortisation								
At 1 April 2006			262 0				262 0	262 0
Amortisation for the year	(vi)		21 9			2 0	23 9	23 9
Disposals			(15 4)				(15 4)	(15 4)
Exchange			(0 4)			(0 1)	(0 5)	(0 5)
At 31 March 2007			268 1			1 9	270 0	270 0
Net book value								
At 31 March 2007		99 5	142 7		18 5	23 6	184 8	284 3
At 1 April 2006		100 8	132 8		14 8		147 6	248 4

(i) The cost of goodwill at 1 April 2005 included impairment losses of £922 0 million relating to goodwill previously recognised on the acquisition of PacifiCorp Amortisation of goodwill prior to the transition to IFRS on 1 April 2004 has been netted against the cost of the related goodwill

(ii) On the implementation of IAS 39 on 1 April 2005, in the money gas contracts acquired on the Damhead Creek and South Coast Power transactions were reclassified and remeasured as 'Derivative financial instruments'

(iii) On 24 May 2005 the intangible assets relating to the PacifiCorp disposal group were reclassified as 'Assets classified as held for sale' in accordance with IFRS 5

(iv) Goodwill of £8 0 million arose on the group's acquisition of the remaining 50% of Core Utility Solutions Limited, which became a 100% subsidiary of the group during the year ended 31 March 2006

(v) 'Other intangible assets Other' at 31 March 2007 comprised licences and amounts relating to the acquisition of gas storage contracts

(vi) Amortisation of £2 6 million (2006 £8 1 million) is included in 'Cost of sales' in the Group Income Statement, £11 7 million (2006 £12 5 million) in 'Transmission and distribution costs' and £9 6 million (2006 £11 9 million) in 'Administrative expenses'

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

16 INTANGIBLE ASSETS

(b) Impairment tests for goodwill

Goodwill has been allocated for impairment testing purposes to three individual cash generating units Rye House power station, Katy gas storage facility and Core Utility Solutions Limited The carrying amount of goodwill allocated to Rye House power station (£82 2 million) is significant in comparison with the total carrying amount of goodwill (£99 5 million) The recoverable amount of Rye House power station has been determined based on a value in use calculation That calculation uses cash flow projections based on a financial business plan covering a ten year period, and a discount rate of 10 9% pre tax A business plan covering a ten year period has been used due to the long term nature of the business Cash flows beyond that period have been extrapolated using a steady 2 5% growth rate which results in no growth in real terms beyond the financial business plan period The value in use calculation also takes into account the extrinsic value of the power station as calculated by a widely recognised option pricing model The extrinsic value of the station represents the additional value of the station from the capture of short term volatilities in the electricity, natural gas and carbon markets Management believes that any reasonably possible change in the key assumptions on which Rye House's recoverable amount is based would not cause Rye House's carrying amount to exceed its recoverable amount

Key assumptions used for value in use calculations	Basis for determining values assigned to key assumptions
Growth rate (beyond period covered by business plan) 2 5% nominal, 0% real	Use of a 0% real growth rate is derived from past experience and future expectations for the station
Discount rate (pre tax) 10 9%	Discount rate is determined on the basis of market data and the divisional cost of capital
Forward price of underlying commodities (used to calculate extrinsic value)	Market quotes/management future expectations
Volatility of underlying commodities (used to calculate extrinsic value)	Market quotes/historical analysis
Correlations of underlying commodities (used to calculate extrinsic value)	Historical analysis

17 PROPERTY, PLANT AND EQUIPMENT

Year ended 31 March 2006		Notes	Land and buildings £m	Plant and machinery £m	Vehicles and equipment £m	Total £m
Cost						
At 1 April 2005			624 8	10,769 6	715 2	12,109 6
Discontinued operations	Additions for the period to 23 May 2005		4 5	70 0	7 7	82 2
	Disposals for the period to 23 May 2005		(4 7)	(5 7)	(1 5)	(11 9)
Transferred to assets classified as held for sale on 24 May 2005		(a)	(150 5)	(4,881 2)	(402 8)	(5,434 5)
			474 1	5,952 7	318 6	6,745 4
Continuing operations	Acquisition			1 2		1 2
	Additions		11 6	846 8	48 3	906 7
	Disposals		(3 3)	(67 6)	(31 4)	(102 3)
	Exchange		0 3	45 9	6 1	52 3
At 31 March 2006			482 7	6,779 0	341 6	7,603 3
Depreciation						
At 1 April 2005			195 7	2,205 3	373 7	2,774 7
Discontinued operations	Charge for the period to 23 May 2005		0 4	22 1	5 9	28 4
	Disposals for the period to 23 May 2005		(0 1)	(0 8)	(0 4)	(1 3)
Transferred to assets classified as held for sale on 24 May 2005		(a)	(8 1)	(662 7)	(183 2)	(854 0)
			187 9	1,563 9	196 0	1,947 8
Continuing operations	Impairment	9		19 4		19 4
	Charge for the year		11 7	167 4	37 0	216 1
	Disposals		(1 0)	(50 7)	(21 4)	(73 1)
	Exchange		1 0	0 6	1 7	3 3
At 31 March 2006			199 6	1,700 6	213 3	2,113 5
Net book value						
At 31 March 2006			283 1	5,078 4	128 3	5,489 8
At 1 April 2005			429 1	8,564 3	341 5	9,334 9

17 PROPERTY, PLANT AND EQUIPMENT *continued*

Year ended 31 March 2007	Note	Land and buildings £m	Plant and machinery £m	Vehicles and equipment £m	Total £m
Cost					
At 1 April 2006		482 7	6,779 0	341 6	7,603 3
Reclassifications	(b)		70 8	(70 8)	
Additions		26 6	917 5	43 0	987 1
Transfer to inventories			(17 2)		(17 2)
Disposals		(9 2)	(70 4)	(21 2)	(100 8)
Exchange		(0 6)	(111 5)	(5 1)	(117 2)
At 31 March 2007		**499 5**	**7,568 2**	**287 5**	**8,355 2**
Depreciation					
At 1 April 2006		199 6	1,700 6	213 3	2,113 5
Reclassifications	(b)	(15 4)	41 2	(25 8)	
Charge for the year		13 1	205 5	28 3	246 9
Disposals		(6 6)	(63 3)	(19 0)	(88 9)
Exchange		(1 0)	(6 2)	(1 4)	(8 6)
At 31 March 2007		**189 7**	**1,877 8**	**195 4**	**2,262 9**
Net book value					
At 31 March 2007		**309 8**	**5,690 4**	**92 1**	**6,092 3**
At 1 April 2006		283 1	5,078 4	128 3	5,489 8

Included in the cost of property, plant and equipment above are	Note	2007 £m	2006 £m
Assets in the course of construction		850 9	562 0
Other assets not subject to depreciation	(c)	95 5	83 2

(a) On 24 May 2005, property plant and equipment relating to the PacifiCorp disposal group was reclassified as 'Assets classified as held for sale' in accordance with IFRS 5

(b) The allocation of cost and depreciation of PPM Energy's property, plant and equipment between the three asset categories was reviewed during the year and certain reclassifications have been made to better reflect the underlying assets These reclassifications between asset categories had no net impact on either the cost or depreciation of total property, plant and equipment

(c) Other assets not subject to depreciation are land

(d) Land and buildings held by the group are predominantly freehold

(e) Interest on the funding attributable to major capital projects was capitalised during the year at a rate of 5 5% to 6 25% (2006 5 5%) in the UK and at 5 3% (2006 3 5% to 4 6%) in the US

(f) The cost of fully depreciated property plant and equipment still in use was £607 6 million (2006 £615 1 million)

(g) The net book value of property plant and equipment held under finance leases at 31 March 2007 was £9 0 million (2006 £90 3 million) The charge for depreciation against these assets during the year was £0 4 million (2006 £3 0 million)

(h) Included within other operating income in the income statement is £10 3 million (2006 £8 8 million) relating to compensation received from third parties for items of property, plant and equipment that were impaired, lost or given up

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

18 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Jointly controlled entities		Associates	
	Shares £m	Loans £m	Shares £m	Total £m
At 1 April 2005	38 5	10 6	4 0	53 1
Additions	70 1	0 3		70 4
Share of retained profit/(loss)	6 2	(7 1)	0 3	(0 6)
Disposals and other	(1 0)	(0 4)	(0 5)	(1 9)
Exchange	5 7			5 7
At 1 April 2006	119 5	3 4	3 8	126 7
Additions	52 0			52 0
Share of retained profit/(loss)	7 1	(0 1)	2 9	9 9
Disposals and other	(8 0)	(0 9)	(2 5)	(11 4)
Exchange	(16 6)			(16 6)
At 31 March 2007	154 0	2 4	4 2	160 6

Aggregated amounts relating to jointly controlled entities and associates are given below

	Jointly controlled entities		Associates	
	2007 £m	2006 £m	2007 £m	2006 £m
Income	**20 6**	13 1	**3 6**	1 2
Expenses	**(13 6)**	(14 0)	**(0 7)**	(0 9)
Profit/(loss) for the year	**7 0**	(0 9)	**2 9**	0 3
Non current assets	**175 5**	148 4	**4 1**	2 7
Current assets	**21 2**	12 7	**1 0**	2 1
Total assets	**196 7**	161 1	**5 1**	4 8
Current liabilities	**(14 9)**	(8 9)	**(0 2)**	(0 2)
Non current liabilities	**(27 8)**	(32 7)	**(0 7)**	(0 8)
Total liabilities	**(42 7)**	(41 6)	**(0 9)**	(1 0)
Net assets	**154 0**	119 5	**4 2**	3 8

The principal subsidiaries, jointly controlled entities and associates are listed on page 65

19 OTHER INVESTMENTS

	Notes	Available-for sale investments £m	Other investments £m	Total £m
At 1 April 2005		48 8	71 5	120 3
Remeasurement adjustment on implementation of IAS 39	(a)	(2 1)		(2 1)
At 1 April 2005 as restated		46 7	71 5	118 2
Discontinued operations Additions to 23 May 2005			1 3	1 3
Transferred to assets classified as held for sale on 24 May 2005	(b)	(46 7)	(72 3)	(119 0)
			0 5	0 5
Continuing operations Additions			3 5	3 5
Disposals			(0 1)	(0 1)
Exchange			0 2	0 2
At 1 April 2006			4 1	4 1
Additions			14 4	14 4
Exchange			(0 3)	(0 3)
At 31 March 2007	(c)		18 2	18 2

(a) On the implementation of IAS 39 on 1 April 2005, available for sale investments previously recorded at cost were restated to fair value This resulted in a reduction in the carrying value of such investments by £2 1 million

(b) On 24 May 2005, available for sale investments and other investments relating to the PacifiCorp disposal group were reclassified as 'Assets classified as held for sale' in accordance with IFRS 5

(c) At 31 March 2007 the group held £18.2 million (2006 £4 1 million) of investments for which no quoted market price is available and whose fair value could not be reliably measured Those investments are held at cost

20 INVENTORIES

	2007 £m	2006 £m
Raw materials and consumables	126 4	102 7
Fuel stocks	101 4	103 0
Work in progress	2 3	1 8
	230 1	207 5

(a) Inventories with a value of £2,410 3 million (2006 £2,790 6 million) were recognised as an expense during the year

21 TRADE AND OTHER RECEIVABLES

	Notes	2007 £m	2006 (As restated Note 23) £m
(a) Current receivables			
Trade receivables	(i)	408 1	491 9
Prepayments and accrued income		590 0	540 9
Other receivables	(ii)	243 9	166 3
		1,242 0	1,199 1
(b) Non current receivables			
Other receivables		94 5	10 7
		94 5	10 7
		1,336 5	1,209 8

(i) Trade receivables are stated net of allowance for impairment of doubtful debts of £123.2 million (2006 £78 4 million)

(ii) Amounts due from contract customers included in other receivables at 31 March 2007 amounts to £24 8 million (2006 £22 4 million)

(iii) The group enters into standard netting agreements with its commodity trading counterparties in order to mitigate the credit risk exposure of the business In addition, the group utilises other forms of collateral to manage its credit risk exposure These forms of collateral include margining for trading with exchanges, cash collateral utilised for bilateral and brokered trading as well as letters of credit The total value of all such collateral held at the balance sheet date is £74 3 million (2006 £76 2 million)

(iv) With the exception of retail customers, the group considers that its credit risk can be considered to be with counterparties in related energy industries or with financial institutions operating in energy markets

(v) Trading terms are governed by Industry Standard agreements which typically provide for interest to be charged where payments are not made on the specified settlement date

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

22 FINANCE LEASE RECEIVABLES

	2007 £m	2006 £m
Amounts receivable under finance leases		
Current receivables	1 1	20 5
Non current receivables	26 6	104 6
	27 7	125 1

	2007 £m	2006 £m
Gross receivables from finance leases		
Within one year	3 0	28 4
Between one and five years	20 3	79 2
More than five years	14 0	63 6
	37 3	171 2
Unearned future finance income on finance leases	(9 6)	(46 1)
Net investment in finance leases	27 7	125 1
The net investment in finance leases is analysed as follows		
Within one year	1 1	20 5
Between one and five years	14 5	53 0
More than five years	12 1	51 6
	27 7	125 1

The net investment in finance leases at 31 March 2007 of £277 million (2006 £125 1 million) is stated after provision for impairment of £nil (2006 £25 4 million)

23 FINANCIAL ASSETS

(a) Categories of financial assets	Notes	2007 £m	2006 (As restated Note (vii)) £m
Derivative financial assets (current and non current)			
Hedging derivatives	(i)	224 8	957 1
Other derivatives	(ii)	392 8	487 7
		617 6	1,444 8
Cash and cash equivalents and term deposits			
Held to maturity investments	(iii)	632 1	241 4
Cash		86 4	206 8
Term deposits		46 4	
Available for sale financial assets	(iv)	725 6	3,136 2
		1,490 5	3,584 4
Other financial assets			
Receivables	(v)	1,151 8	1,155 9
Finance lease receivables (current and non current)	(vi)	27 7	125 1
Other investments		18 2	4 1
		1,197 7	1,285 1
Total		3,305 8	6,314 3

(i) Further detail on hedging derivative instruments is disclosed in Note 25

(ii) Included within this category are instruments which, while transacted for risk mitigation (hedging) purposes, do not qualify for hedge accounting and as such are accounted for at fair value through the income statement The fair value of those instruments is derived from quoted market prices, rates from third party sources and other valuation methods Further detail is disclosed in Note 25

(iii) Held to maturity investments include non derivative instruments with fixed and determinable payments and fixed maturity which the group intends to hold to maturity Those include fixed rate deposits Those investments are accounted for at amortised cost

(iv) Included in the available for sale financial assets are commercial paper and money market funds These assets are accounted for at fair value

(v) Balances outwith the scope of IAS 32, principally prepayments and taxation, have been excluded

(vi) Finance lease receivables are recorded in the balance sheet at the amount of the net investment in the lease after making any necessary impairment provisions for bad and doubtful rentals receivable

(vii) Following a recent review of the group's energy related agreements by counterparty against the criteria for offset of financial assets and financial liabilities contained in IAS 32, the group has determined that certain of its Trade and other receivables and Trade and other payables and Derivative financial assets and Derivative financial liabilities, which were previously shown on a gross basis, meet the criteria for offset and have, accordingly, been presented on a net basis in the Balance Sheet at 31 March 2007 Comparative figures have been restated accordingly Previously reported Trade and other receivables and Trade and other payables have each reduced by £245 2 million at 31 March 2006 Previously reported Derivative financial assets and Derivative financial liabilities have each reduced by £25 1 million at 31 March 2006 There is no effect on previously reported net assets or net income

23 FINANCIAL ASSETS *continued*

(b) Terms of cash and cash equivalents and term deposits and finance lease receivables	Notes	2007 UK £m	2007 North America £m	2007 Total £m	2006 UK £m	2006 North America £m	2006 Total £m
Fixed rate financial assets	(i)	1,403 1	24 0	1,427 1	245 3	121 2	366 5
Floating rate financial assets	(ii)	41 7	49 4	91 1	3,201 8	141 2	3,343 0
		1,444 8	73 4	1,518 2	3,447 1	262 4	3,709 5

(i) Included within fixed rate financial assets at 31 March 2007 are amounts receivable under finance leases of £27 7 million (2006 £125 1 million) The weighted average interest rate at which financial assets are fixed were as follows UK operations 5 4%, North American operations 7 1% (2006 4 6% and 11%, respectively) and the weighted average period for which interest is fixed were as follows UK operations 0 1 years, North American operations 4 years (2006 0 1 years and 4 years, respectively)

(ii) All amounts in the analysis above take into account the effect of interest rate swaps and currency swaps and the effect of price hedging Floating rate investments pay interest at rates based on LIBOR certificate of deposit rates, prime rates or other short term market rates The average interest rate on short term floating rate financial assets as at 31 March 2007 were as follows UK operations 5 3%, North American operations 5 2% (2006 4 5% and 4 4%, respectively)

(iii) The fair values of the financial assets disclosed above are not materially different from their book values

(iv) Based on the floating rate treasury financial assets of £91 1 million at 31 March 2007 (2006 £3,343 0 million), a 100 basis point change in interest rates would result in a £0 9 million change in profit before tax for the year (2006 £33 4 million)

(v) None of the treasury assets above create potentially significant credit exposure on the basis that all counterparties are required to have a short term rating of at least A 1, P 1 or F 1 from one of the three major rating agencies

24 FINANCIAL LIABILITIES

(a) Categories of financial liabilities	Notes	2007 £m	2006 (As restated Note 23) £m
Derivative financial liabilities (current and non current)			
Hedging derivatives	(i)	223 4	41 2
Other derivatives	(ii)	853 4	510 0
		1,076 8	551 2
Loans and other borrowings (current and non current)			
Unsecured	(iii)	3,386 8	3,518 7
Secured	(iii)	72 0	83 7
		3,458 8	3,602 4
Other financial liabilities			
Payables	(iv)	1,082 0	1,033 0
Provisions	(iv)	15 3	41 6
Obligations under finance leases (current and non current)	(v)	24 8	64 7
		1,122 1	1,139 3
Total		5,657 7	5,292 9

(i) Further detail on hedging derivative instruments is disclosed in Note 25

(ii) Included within this category are instruments which, while transacted for risk mitigation (hedging) purposes, do not qualify for hedge accounting and as such are accounted for at fair value through the income statement The fair value of those instruments is derived from quoted market prices, rates from third party sources and other valuation methods Further information is disclosed in Note 25

(iii) Loans and other borrowings include non derivative financial liabilities, other than liabilities relating to own use commodity purchases and settled commodity derivatives, which have been accounted for as part of payables Loans and other borrowings are accounted for at amortised cost Refer to Note 24(c) for further analysis

(iv) Balances outwith the scope of IAS 32, principally payments received on account and other amounts not contractually committed, have been excluded The fair value of payables disclosed above are not materially different from their book values

(v) Obligation under finance leases comprises the fixed rate non recourse debt in relation to the US lease portfolio and for 2007 only, the lease of an office building Maturity analysis is given in Note 27

(b) Maturity analysis of loans and other borrowings	2007 Book value £m	2007 Fair value £m	2006 Book value £m	2006 Fair value £m
Within one year, or on demand	439 9	429 7	523 0	690 5
Between one and two years	401 5	404 2	28 2	28 2
Between two and three years	599 6	605 1	413 2	423 4
Between three and four years	52 6	52 6	638 5	645 5
Between four and five years	263 4	275 7	52 9	54 7
More than five years	1,701 8	1,881 5	1,946 6	2,129 4
	3,458 8	3,648 8	3,602 4	3,971 7

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

24 FINANCIAL LIABILITIES *continued*

(c) Analysis of loans and other borrowings by category of instrument and maturity

				2007								2006	
		Weighted average interest rate								Book value			
Analysis by instrument and maturity	Notes	2007	2006	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	Thereafter £m	Total £m	Fair value £m	Book value £m	Fair value £m
Bank overdrafts	(i)			2 9						2 9	2 9	1 4	1 4
Uncommitted bank loans	(i)	5 3%	4 7%	9 5						9 5	9 5	7 1	7 1
Medium term notes/private placements	(ii)	5 6%	5 7%	25 2	99 9	20 7			712 8	858 6	947 0	862 1	955 1
European Investment Bank loans	(iii)	5 8%	5 8%		47 8	98 0	50 0			195 8	197 0	198 2	202 4
Variable rate Australian dollar bond	(iv)	6 1%	5 1%					260 7		260 7	273 0	262 2	274 2
US dollar convertible bonds	(v)	5 8%	5 8%	341 6						341 6	331 6	381 5	365 8
Deutschmark bond	(vi)	6 7%	6 8%		251 6					251 6	254 0	258 3	268 0
Euro-sterling bonds	(vii)	7 4%	7 2%			199 7			449 1	648 8	726 2	657 4	760 4
US dollar bonds	(viii)	5 0%	5 0%			278 8			479 9	758 7	777 0	859 7	839 9
B shares	(ix)	3 7%		46 4						46 4	46 4		
Other borrowings	(x)	6 1%	5 4%	14 3	2 2	2 4	2 6	2 7	60 0	84 2	84 2	114 5	114 5
Total debt				439 9	401 5	599 6	52 6	263 4	1,701 8	3,458 8	3,648 8	3,602 4	3,788 8

Included within 'Other borrowings' are secured borrowings of £72 0 million (2006 £83 7 million) with a weighted average interest rate of 7 1% (2006 7 1%) All other debt is unsecured

Weighted average interest rates in the analysis above take into account the effect of interest rate swaps and currency swaps used to convert underlying debt into sterling and the effect of price hedging

(i) Bank overdrafts and uncommitted short term borrowings
For short term borrowings (overdrafts and uncommitted bank loans) the book value approximates the fair value because of their short maturities

(ii) Medium term notes/private placements
Scottish Power Limited and Scottish Power UK plc have an established joint US$7 0 billion euro medium term note programme Scottish Power Limited has not yet issued under the programme Scottish Power UK plc has issued notes in a range of currencies which have been swapped back into sterling As at 31 March 2007, maturities range from 1 to 34 years (2006 1 to 34 years) The fair value has been calculated by discounting the estimated cash flows at the appropriate market discount rate Some of these notes (total value of £300 0 million) contain a "Loss of licences" covenant that will require repayment of the outstanding amount should the UK group lose all of its electricity licences (distribution, transmission and supply licences) The notes can be redeemed by the group with 30 to 90 days' notice in case of unfavourable and unavoidable change in the UK tax laws impacting on the note payments

(iii) European Investment Bank ("EIB") loans
These loans incorporate agreements with various interest rates and maturity dates The maturity dates of these arrangements range from 2008 to 2011 The fair values of the European Investment Bank loans have been calculated by discounting their future cashflows at market rates adjusted to reflect the redemption adjustments allowed under each agreement

(iv) Variable rate Australian dollar bond
The Australian dollar bond due 2011 has been issued by Scottish Power UK plc The bond's fair value has been estimated by discounting the related future cash flows at market rate The bond contains a "Loss of licences" covenant that will require repayment of the entire debt should the UK group lose all of its electricity licences (distribution, transmission and supply licences) The bond contains an early redemption option where the group can choose to repay the principal amount and accrued interest at any time by giving 30 to 90 days' notice to the lender

(v) US dollar convertible bonds
Scottish Power Finance (Jersey) Limited ("the issuer") has issued US$700 million 4% step up perpetual subordinated convertible bonds guaranteed by Scottish Power Limited The bonds are convertible into redeemable preference shares of the issuer which will be exchangeable immediately on issuance for ordinary shares in Scottish Power Limited Since June 2006, the Exchange Price has been adjusted to £4 544 The exchange rate to be used to convert US dollar denominated preference shares into sterling is 1 6776 Conversion of the bonds into shares is at the option of the bondholders as set out in the bonds documentation The bondholders may require redemption if an offer is made to the ordinary shareholders of Scottish Power Limited to buy their ordinary shares in the company The redemption amount will be principal value plus accrued, unpaid interest

The fair value of the liability component of these bonds has been estimated by discounting the related future cash flows at a market rate The derivative component relating to the conversion option of this bond has been valued and is accounted for within Derivative financial instruments on the balance sheet

The bonds also contain a "Loss of licences" covenant that will require repayment of the entire debt should the UK group lose all of its electricity licences (distribution, transmission and supply licences)

Pursuant to the acquisition of Scottish Power Limited by Iberdrola S A on 23 April 2007 and by notice dated 24 April 2007, bondholders were given the opportunity to convert the bonds into ordinary shares in Scottish Power Limited at a reduced Exchange Price of 416 1 pence (or 409 9 pence after payment of the special dividend) subject to bondholders exercising their conversion rights within the period of 60 calendar days following 24 April At the end of the Special Conversion Period US$695,992,000 of the bonds were converted into 101,213,345 ordinary shares of 42 pence each in Scottish Power Limited The ordinary shares were then transferred to Iberdrola S A in consideration for the payment by Iberdrola S A to the holders of such ordinary shares of 400 pence in cash and the issue of 0 1646 of an Iberdrola S A share

The remaining bondholders were permitted to exercise their conversion rights under existing terms, subject to an adjusted Exchange Price of 445 9 pence On 23 July 2007 all outstanding bonds were redeemed at their principal amount together with interest accrued to the redemption date

(vi) Deutschmark bond
The Deutschmark bond due 2008 has been issued by Scottish Power UK plc The bond's fair value has been estimated using quoted market prices converted at the spot rate of exchange as appropriate The bond also contains a "Loss of licences" covenant that will require repayment of the entire debt should the UK group lose all of its electricity licences (distribution, transmission and supply licences) The bond contains an early redemption option where the group can repay it with 30 to 90 days' notice in case of unfavourable and unavoidable change in the UK tax laws impacting on the bond payments

24 FINANCIAL LIABILITIES *continued*

(vii) Euro sterling bonds

These are quoted euro bonds with various maturities Their fair values are based on their quoted closing clean market price The bonds also contain a "Loss of licences" covenant that will require repayment of the entire debt should the UK group lose all of its electricity licences (distribution, transmission and supply licences) The bonds also contain early redemption options where the group can repay them with 30 to 90 days' notice in case of an unfavourable and unavoidable change in the UK tax laws impacting on the bond payments The sterling bond due 2017 can also be redeemed at any time by the group at the higher of principal amount or Redemption Price (as determined by Midland Bank plc) on giving 30 to 90 days' notice to the lender In a similar way the sterling bond due 2023 can be redeemed on giving 30 to 45 days' notice at the higher of principal amount or Redemption Price

(viii) US dollar bonds

An inaugural issue of bonds with maturities of 5, 10 and 20 years, and respective notional values of $550 million, $600 million and $350 million was made during March 2005 The bonds' fair value has been estimated by discounting the related future cash flows at market rate

(ix) B shares

Details of the B shares are set out at Note 33 The fair value of the B shares is based on their quoted market price

(x) Other borrowings

The book value of other unsecured borrowings equates to their fair value because of their short maturities

Included within other borrowings is ScottishPower's share of debt in a joint arrangement for the Klamath Co Generation plant The fair value of these borrowings is £72 0 million (2006 £83 7 million)

Maturity horizons by currency of loans and other borrowings	Note	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	Thereafter £m	Total £m	Fair value £m
Fixed rate (GBP)		25 2	55 0	247 7	50 0		900 6	1,278 5	1,409 2
Weighted average interest rate (GBP)		6 7%	5 5%	6 7%	5 8%		6 8%	6 7%	
Fixed rate (USD) UK Group		341 6		278 8			527 6	1,148 0	1,158 6
Weighted average interest rate (USD) UK Group		5 8%		5 0%			5 5%	5 5%	
Fixed rate (USD) North American Group		2 1	2 2	2 4	2 6	2 7	60 0	72 0	72 0
Weighted average interest rate (USD) North American Group		7 1%	7 1%	7 1%	7 1%	7 1%	7 1%	7 1%	
Fixed rate (EUR)			290 4					290 4	293 0
Weighted average interest rate (EUR)			5 3%					5 3%	
Index linked (GBP)							213 6	213 6	247 0
Weighted average interest rate (GBP)							RPI x 3 5%	RPI x 3 5%	
Variable rate (GBP)		9 5	30 0	57 0				96 5	96 5
Weighted average interest rate (GBP)	(i)	SONIA	CMS[1]	CMS[2]				n/a	
Variable rate (GBP) B Shares		46 4						46 4	46 4
Weighted average interest rate (GBP)		3 7%						3 7%	
Variable rate (USD) UK Group			17 8					17 8	18 0
Weighted average interest rate (USD) UK Group			3m $LIBOR					3m $LIBOR	
Variable rate (USD) North American Group		15 1						15 1	15 1
Weighted average interest rate (USD) North American Group		1m $LIBOR						1m $LIBOR	
Variable rate (AUD)						260 7		260 7	273 0
Weighted average interest rate (AUD)						3m BBSW		3m BBSW	
Variable rate (EUR)			6 1	13 7				19 8	20 0
Weighted average interest rate (EUR)			3m LIBOR	6m LIBOR				4 5m LIBOR	
Total debt		439 9	401 5	599 6	52 6	263 4	1,701 8	3,458 8	3,648 8

(i) SONIA Interest received is based on the Sterling overnight index, CMS[1] Interest received floats on a 10 year swap with a base minimum of 3 5%, CMS[2] Interest received floats on a 10 year swap rate CMS refers to constant maturity swap

The disclosures represent the interest profile and currency profile of financial liabilities before the impact of derivative hedging instruments

The average variable rates above, exclude margins LIBOR is the Sterling London Inter Bank Offer Rate $LIBOR is the US dollar London Inter Bank Offer Rate BBSW is the Australian Bank Bill Rate

GBP Pounds Sterling, USD American Dollars, AUD Australian Dollars, DKK Danish Krone, NOK Norwegian Krone, CHF Swiss Franc, EUR Euros

Reference to "m" in "m LIBOR" represents months

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

24 FINANCIAL LIABILITIES *continued*

(d) Interest rate analysis of loans and other borrowings	Note	2007 GBP £m	2007 USD £m	2007 Total £m	2006 GBP £m	2006 USD £m	2006 Total £m
Fixed rate borrowings		1,904.6	589.9	2,494.5	1,487.7	665.0	2,152.7
Floating rate borrowings	(i)	949.2	15.1	964.3	1,417.5	32.2	1,449.7
		2,853.8	605.0	3,458.8	2,905.2	697.2	3,602.4

(i) Based on the floating rate treasury debt of £964.3 million at 31 March 2007 (2006 £1,449.7 million), a 100 basis point change in interest rates would result in a £9.6 million change in profit before tax for the year (2006 £14.5 million)

	Weighted average interest rate at which borrowings are fixed/capped				Weighted average period for which interest is fixed/capped			
	2007		2006		2007		2006	
	GBP %	USD %	GBP %	USD %	GBP Years	USD Years	GBP Years	USD Years
Fixed rate borrowings	5.9	6.0	5.6	4.6	9	7	6	8

All amounts in the analysis above take into account the effect of interest rate swaps and currency swaps used to convert underlying debt into sterling. Floating rate borrowings bear interest at rates based on LIBOR, certificate of deposit rates, interbank borrowing rates, prime rates or other short term market rates. The average interest rate on short term borrowings as at 31 March 2007 were as follows: GBP 5.6%, USD 5.2% (2006 4.7% and 4.8% respectively)

(e) Borrowing facilities

The group has undrawn committed borrowing facilities of £500 million (2006 £500 million), expiring between two and five years in respect of which all conditions precedent have been met. All facilities are floating rate facilities. The ability to draw on these facilities is governed by certain covenants relating to the performance of the group relative to its interest and dividend payments as well as the group's gearing. None of these covenants have been breached in the course of the year or at the year end

Commitment fees on the facilities were £0.4 million (2006 £1.7 million)

25 RISK MANAGEMENT POLICIES, HEDGING ACTIVITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

(a) Risk management policies

The risk policy developed by the Board is supported by a governance structure, which includes the Executive Team ("ET"), a Business Risk and Investment Committee ("BRIC") for each business. Business Risk Assessment Teams and the independent Group Risk Management function

The structure ensures that the risk management procedures established for each business to identify, assess, monitor, report, manage and mitigate each of the various types of risk involved in its business are adequately designed and implemented and that an effective and efficient system of internal controls is maintained. The businesses adhere to their specific business risk limits and guidelines which are endorsed by the BRIC and approved by the ET. These limits are consistent with the allocation of group risk capital to the businesses. The business limits are allocated based upon the group's total risk capital, being the capital that would cover acceptable potential losses resulting from market and credit risks. The Board has allocated a certain amount of risk capital, based on a 99% confidence interval over a two year period. This risk capital amount is calculated as the maximum sustainable loss over a two year period such that the group's financial ratios would still warrant an investment grade rating from rating agencies such as Standard & Poor's or Moody's

The Board's position on risk and strategy for risk management are contained in the group Energy Management and Risk Management Policy. The Board implements its policies through a rigid risk governance structure, whereby responsibilities are vested with groups, committees and individuals on a global as well as business level

Generally the risk management policy and control environment ensures that transactions undertaken and instruments used fall into the types of transactions approved by the Board and are properly validated within the authorised levels of authority. Transactions include instruments such as physically settled instruments, financially settled instruments, other contractual obligations, regulatory requirements and other obligations. The types of instruments which can be used are approved for each business. Subject to the limits requirements discussed above, no transaction is executed unless it is an instrument approved by the BRIC. Authorised personnel are permitted to engage only in those activities specified in the business operational policies and procedures

A clear reporting structure has been implemented within the group. It ensures that the portfolios are monitored on a timely basis and sufficient information is made available to management to enable quick response of the business to the dynamic characteristics of its market environment. Those reports include daily position, mark to market ("MtM"), Value at Risk ("Market and Credit") reports as well as periodical fundamentals reports, stress and scenario reports, credit watch, credit exposure, accounting and insurance reports

(b) Hedging activities

Hedging activities are undertaken by the group to manage risk exposure in three main areas: energy market risk, credit risk and treasury management

(i) Energy market risk

The group is exposed to market risk associated with fluctuations in the market price of electricity and generation fuel compounded by volumetric risk caused by unplanned changes in the load and output of its portfolio of generation assets. The risk management policies are implemented at the business level with the oversight of the businesses' Risk Management committees. The businesses which are exposed to and therefore undertake activities to manage energy market risk are Energy Retail & Wholesale and PPM Energy

25 RISK MANAGEMENT POLICIES, HEDGING ACTIVITIES AND DERIVATIVE FINANCIAL INSTRUMENTS *continued*

Energy Retail & Wholesale

Energy Retail & Wholesale's hedging activities associated with energy market risk are undertaken within the Energy Wholesale function The strategy of the business is to mitigate the economic risks associated with electricity generation, purchase of fuel and supply of electricity and natural gas to end users in both the wholesale and retail markets and also to optimise the value of the asset portfolio From a reporting perspective the objective is to report earnings results that are consistent with its operational strategies and hence recognise the earnings effect of financial and non financial derivative transactions executed to hedge economic business risks in the same period in which the hedged operational activity impacts earnings The aim is to minimise earnings volatility, which would otherwise be present as a result of fair valuing all derivative contracts under IAS 39 To achieve this objective, where effectiveness documentation and reporting requirements are met, cash flow hedge accounting is applied by designation of a series of derivative trades and deferring in equity the fair value changes of open derivative positions until the period in which forecast transactions occur A number of contracts do not qualify for own use or hedge accounting under IAS 39 and are therefore wholly or partially fair valued through the income statement

Cash flow hedging strategies are developed for each of the electricity, natural gas and coal portfolios to hedge the variability in cash flows associated with changes in the market price of each commodity Forward (fixed price/fixed volume) contracts are designated as hedging instruments in the power and gas hedges, and financial swaps are designated in the coal hedge

The electricity hedge is in relation to a long term electricity procurement contract where volumes purchased are based on floating prices, thereby exposing the business to cash flow variability The cash flows on this contract are expected to occur until March 2011

The gas and coal hedges relate to the cash flow variability associated with purchases of natural gas and coal at floating prices that are required to meet forecast demand for each commodity Forecast demand is based on existing customer numbers and historic profiles of demand at levels that are highly probable of occurring The associated cash flows extend until December 2010 for gas and December 2009 for coal

The assessment of effectiveness of all hedging relationships currently in place is carried out on a monthly basis as part of the financial reporting cycle Prospective assessment is carried out at inception of the hedge and on an ongoing basis to verify that the forecast is still highly probable of occurring Retrospective assessment is also carried out to assess the effectiveness in the period under review Prospective and retrospective assessment is performed using statistical analysis and the business can apply the hedge accounting rules prescribed by IAS 39 if the hedging relationship passes the criteria of a three step regression test

PPM Energy

PPM Energy undertakes hedging activities to mitigate the economic risks associated with the purchase and sale of electricity, natural gas and environmental attributes, including renewable energy certificates, and the transportation and storage of natural gas The instruments utilised for economic hedging include

- Fixed price financial basis and index swaps for natural gas
- European style call and put options for natural gas and electricity
- American style call and put options for natural gas
- Forward fixed price electricity contracts

Under IAS 39 the business has designated cash flow hedges to manage the variability of cash flows resulting from changes in the market price of gas for quantities of natural gas injected (purchased) and withdrawn (sold) from storage and to reduce volatility of earnings PPM Energy designates forward gas purchase and sale contracts into the gas storage hedging portfolio The actual injections and withdrawals of gas from storage occur continuously and the associated cash flows occur on a monthly basis

(ii) Credit risk

The group is exposed to both settlement risk (defined as the risk of a counterparty failing to pay for energy and/or services which have been delivered), as well as replacement risk (defined as the risk of incurring additional costs in order to replace a sale or purchase contract following a counterparty default) Credit risk is mitigated by contracting with multiple counterparties and limiting exposure to individual counterparties to clearly defined limits based upon the risk of counterparty default

Aggregated portfolio risk is monitored and reported by credit risk indices simulations to quantify the value at risk within the existing portfolio

With the exception of retail customers, the group considers that its credit risk can be considered to be with counterparties in related energy industries or with financial institutions operating in energy markets At the counterparty level the group employs specific eligibility criteria in determining appropriate limits for each prospective counterparty and supplements this with netting and collateral agreements including margining, guarantees, letters of credit and cash deposits where appropriate Counterparty exposures are then monitored on a daily basis The maximum replacement credit risk exposure of financial instruments within the scope of IAS 39, without taking account of collateral, is represented by the balance sheet carrying amount for all such financial assets

(iii) Treasury management

Within the Treasury function the group utilises a number of financial instruments to manage interest rate, foreign currency and value of net investment exposures The following hedging strategies are currently in place

Cash flow hedges

Hedging of forecasted interest payments on debt instruments issued by the group Currently the interest payable on a loan with the European Investment Bank is being hedged to protect the group from variability of cash flows resulting from changes in the interest rates to which the payments are linked Those payments are designated in a cash flow hedging relationship and are expected to occur quarterly up to the maturity of the loan in 2010 An interest rate swap has been designated as a hedging derivative instrument

Hedging of forecast interest payments on debt instruments denominated in foreign currencies The group utilises loans denominated in EUR and in USD Details on those loans are disclosed in Note 24 The interest payments which the group makes on those debts are subject to cash flow risk arising from changes in the EUR and USD exchange rates Payments are occurring on a quarterly or semi annual basis up to the maturities of the loans, which extend to 2015 The group has designated cross currency interest rate swaps as hedges to those interest and principal payments

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

25 RISK MANAGEMENT POLICIES, HEDGING ACTIVITIES AND DERIVATIVE FINANCIAL INSTRUMENTS *continued*

Hedging of asset purchases The group is subject to cash flow risk relating to the value of forecast purchases of various assets which are denominated in foreign currencies The risk being hedged relates to changes in the foreign exchange rate of the forecast purchase price The group enters into forward foreign exchange rate contracts to hedge those risks

Fair value hedges
Hedging the value of issued sterling debt The group has issued a number of medium term loan notes at fixed interest rates Those have been designated in a hedging relationship with floating for fixed rate swaps as the hedging derivatives The objective of this hedging strategy is to protect the value of the group's fixed loan notes from changes as a result of fluctuations of the market interest rates

Hedging the value of cross currency debt The group has issued debt instruments denominated in EUR, USD and AUD The value of the group's liability with respect to those instruments is subject to foreign exchange risk and interest rate risk As a result the group has entered into cross currency swaps as hedges and has designated those within a fair value hedging relationship

Net investment hedges
ScottishPower hedges a proportion of the value of its net investments in its US operations using debt issued in USD The risk being hedged is risk of changes in the value of the share of net assets in those operations due to fluctuations of the USD exchange rate

Other hedging strategies
Hedge assessment is done prospectively to verify that the forecast transactions are still highly probable of occurring (for cash flow hedges) as well as retrospectively, to assess the effectiveness in the period under review Retrospective assessment is performed using the dollar offset approach which compares the change in fair value of the hedging instrument within the hedged item The changes in fair value of the hedging derivative instruments are compared to the changes in fair value of the hedged items to assess whether a high level of correlation exists between those changes

Analysis of the derivative financial instruments disclosed on the balance sheet is shown below

(c) Analysis of derivative financial instruments	Notes	2007 Assets £m	2007 Liabilities £m	2007 Total £m	2006 Assets (As restated Note 23) £m	2006 Liabilities (As restated Note 23) £m	2006 Total (As restated Note 23) £m
Amounts falling due after more than one year							
Treasury derivatives		40 0	(80 0)	(40 0)	82 6	(38 6)	44 0
Derivative commodity contracts	(i)	239 1	(129 5)	109 6	517 4	(108 7)	408 7
		279 1	(209 5)	69 6	600 0	(147 3)	452 7
Amounts falling due within one year							
Treasury derivatives		27 9	(497 6)	(469 7)	41 1	(192 7)	(151 6)
Derivative commodity contracts	(i)	310 6	(369 7)	(59 1)	803 7	(211 2)	592 5
		338 5	(867 3)	(528 8)	844 8	(403 9)	440 9
	(ii)	617 6	(1,076 8)	(459 2)	1,444 8	(551 2)	893 6
This is analysed by derivative type as follows							
Fair value of commodity market risk hedging instruments	(d)			18 3			820 1
Fair value of treasury risk hedging instruments	(e)			(16 9)			95 8
Fair value of other commodity derivative contracts and embedded derivatives	(f)			32 2			181 1
Other treasury derivative contracts	(g)			(492 8)			(203 4)
				(459 2)			893 6

(i) These include derivative commodity contracts which are measured at fair value through the income statement as well as derivative contracts designated in hedging relationships

(ii) Tables in sub notes (d) to (g) analyse each of these categories by type and maturity profile as at 31 March 2007

(d) Fair value of commodity market risk hedging instruments	Note	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	Thereafter £m	Total £m
Cash flow hedges								
Commodity hedges	(i)	(52 5)	33 3	36 0	1 5			18 3

Derivatives which have a positive fair value are shown in the table above without brackets

(i) The fair value of derivative contracts in hedge relationships is determined using published market prices where available and, for illiquid periods, the forward price curves are derived from modelling techniques, which take into account market expectations and information available to all knowledgeable market participants

25 RISK MANAGEMENT POLICIES, HEDGING ACTIVITIES AND DERIVATIVE FINANCIAL INSTRUMENTS *continued*

(e) Fair value of treasury risk hedging instruments	Notes	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	Thereafter £m	Total £m
Interest rate swaps	(i)							
Variable to fixed (GBP)				(0 9)				(0 9)
Weighted average pay rate				6 3%				6 3%
Fixed to variable (GBP)		0 2				0 5		0 7
Weighted average pay rate		6m LIBOR				6m LIBOR		6m LIBOR
Cross currency swaps	(ii)							
Receive fixed USD pay variable GBP							(3 8)	(3 8)
Weighted average pay rate (GBP)							6m LIBOR	6m LIBOR
Receive variable USD pay fixed GBP			(3 2)					(3 2)
Weighted average pay rate (GBP)			4 9%					4 9%
Receive variable AUD pay variable GBP						31 7		31 7
Weighted average pay rate (GBP)						6m LIBOR		6m LIBOR
Receive fixed EUR pay fixed GBP			3 4					3 4
Weighted average pay rate (GBP)			6 7%					6 7%
Receive fixed EUR pay variable GBP			2 1					2 1
Weighted average pay rate (GBP)			6m LIBOR					6m LIBOR
Receive variable EUR pay variable GBP			0 2	0 9				1 1
Weighted average pay rate (GBP)			6m LIBOR	6m LIBOR				6m LIBOR
Receive fixed USD pay fixed GBP				(26 4)			(20 1)	(46 5)
Weighted average pay rate (GBP)				4 6%			4 9%	4 7%
Forward contracts	(iii)							
GBP/EUR		(1 5)						(1 5)
GBP/DKK		0 1	0 4	0 1				0 6
GBP/NOK		(0 3)	(0 2)					(0 5)
GBP/CHF		(0 1)						(0 1)
Total		(1 6)	2 7	(26 3)		32 2	(23 9)	(16 9)

EURIBOR is the Euro European Inter Bank Offer Rate

The variable interest rate component of the interest rate and cross currency swaps is linked to LIBOR, EURIBOR or BBSW

The abbreviations contained in the table are defined in Note 24(c) The above table includes derivatives relating to the partial hedging of the net assets of the US operations hedging interest rate risk and foreign exchange risk on debt issues and hedging foreign exchange risk on a small number of business transactions

Derivatives which have a positive fair value are shown in the table above without brackets, while derivatives with a negative fair value are shown as bracketed

(i) The fair values of the sterling interest rate swaps have been estimated by calculating the present value of estimated cash flows

(ii) The fair values of the cross currency interest rate swaps have been estimated by adding the present values of the two sides of each swap The present value of each side of the swap is calculated by discounting the estimated future cash flows for that side, using the appropriate market discount rates for that currency in effect at the balance sheet date

(iii) The fair values of the forward contracts are estimated using quoted market forward exchange rates as at the balance sheet date

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

25 RISK MANAGEMENT POLICIES, HEDGING ACTIVITIES AND DERIVATIVE FINANCIAL INSTRUMENTS *continued*

(f) Fair value of other commodity derivative contracts and embedded derivatives	Notes	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	Thereafter £m	Total £m
Energy forwards and futures	(i)	(21 7)	(16 4)	(8 5)	(10 1)	(0 8)	(0 8)	(58 3)
Structured contracts	(ii)	17 0	29 6	24 0	25 2	12 0	(1 3)	106 5
Other	(iii)	(1 9)	(2 1)	(1 9)	(1 8)	(1 5)	(6 8)	(16 0)
Total		(6 6)	11 1	13 6	13 3	9 7	(8 9)	32 2

Listed above are contracts which are derivatives and do not qualify for own use exemption under IAS 39 Also included are embedded derivative elements in non derivative commodity contracts accounted for on an accruals basis, which are required to be valued separately, as well as entire commodity contracts, including their derivative components, which have been fair valued due to the fact that embedded derivatives could not be separated The fair values of the above derivative instruments have been calculated following the methods and assumptions outlined for the designated hedging instruments above, with the exception of the following other derivative contracts, which have been valued as indicated below

(i) Included in this category are instruments which, while transacted for risk mitigation (hedging) purposes, do not qualify for hedge accounting and as such are accounted for at fair value through the income statement The fair value of those instruments is derived from published market prices from third party sources and other valuation techniques

(ii) The fair value of structured, long term commodity contracts is calculated using published market prices and other forecast prices which are based on models and other valuation methods

(iii) Included within this category are other non standard derivative contracts and embedded derivatives in own use commodity contracts which are required to be valued separately Non standard derivatives have been valued using published market prices from third party sources Embedded derivatives in own use commodity contracts have been valued using the with and without approach This means that the contract has been valued as a whole and also as a stand alone contract excluding the derivative component The difference between those two valuations has been determined to be the value of the derivative component

(g) Other treasury derivative contracts	Note	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	Thereafter £m	Total £m
Interest rate swaps								
Fixed to index linked (GBP)							(23 7)	(23 7)
Weighted average pay rate							RPI x 3 35%	RPI x 3 35%
Fixed to variable (GBP)				(0 7)				(0 7)
Weighted average pay rate				6m LIBOR				6m LIBOR
Variable to fixed (GBP)		(0 7)				0 2		(0 5)
Weighted average pay rate		6 6%				5 5%		6 4%
Variable to variable (GBP)			0 6	(0 2)		-		0 4
Weighted average pay rate			6m LIBOR	6m LIBOR				6m LIBOR
Swaptions								
Variable to fixed (GBP)	(i)						(0 7)	(0 7)
Weighted average pay rate							4 3%	4.3%
Forward contracts								
GBP/USD		(4 5)	(0 2)					(4 7)
Other contracts								
Embedded derivative on convertible bonds		(462 9)						(462 9)
Total		(468 1)	0 4	(0 9)		0 2	(24 4)	(492 8)

The above derivative instruments represent derivative instruments that do not qualify for hedge accounting under IAS 39 and embedded derivatives

(i) The fair values of the above derivative instruments have been calculated in accordance with the methods and assumptions outlined for the designated hedging instruments above with the exception of financial sterling interest rate swaptions which are estimated using the sterling yield curve and implied volatilities as at the balance sheet date

25 RISK MANAGEMENT POLICIES, HEDGING ACTIVITIES AND DERIVATIVE FINANCIAL INSTRUMENTS *continued*

(h) Total fair value of hedging and derivative contracts and embedded derivatives at 31 March 2007	Notes	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	Thereafter £m	Total £m
Commodities	(i)	(59 1)	44 4	49 6	14 8	9 7	(8 9)	50 5
Treasury	(ii)	(469 7)	3 1	(27 2)		32 4	(48 3)	(509 7)
Total		(528 8)	47 5	22 4	14 8	42 1	(57 2)	(459 2)
Valued based on actively quoted market prices and rates from third party sources	(iii)	(558 7)	(3 9)	(20 1)	(2 5)	32 5	(48 4)	(601 1)
Valued based on models and other valuation methods	(iv)	29 9	51 4	42 5	17 3	9 6	(8 8)	141 9
		(528 8)	47 5	22 4	14 8	42 1	(57 2)	(459 2)

Derivatives which have a positive fair value are shown in the table above without brackets, while derivatives with a negative fair value are shown as bracketed

(i) The weighted average term for the commodity trading portfolio is 1 3 years (2006 1 8 years) The maximum term of any contract is 19 3 years (2006 10 5 years)

(ii) The weighted average term of the treasury trading portfolio at the year end is 3 5 years (2006 3 8 years) The weighted average term of the hedging derivative instruments is 4 1 years (2006 3 6 years) The maximum term of any contract is 22 8 years (2006 24 0 years)

(iii) Included within this category are derivative contracts which are traded in active markets and for which published market price and rate information is available for the whole contract term

(iv) This category principally includes commodity purchase contracts which extend over liquid and illiquid periods The liquid periods for power and gas within the UK extend to March 2009 and March 2010, respectively The liquid period for both power and gas within North America extends to December 2011 Fair values for these contracts have been calculated utilising forward price curves for illiquid periods which have been developed internally using various models and assumptions that are intended to simulate expected market price levels Given the proportionately small element of these contracts that falls within the illiquid period, any range of reasonably possible alternative assumptions applied to power and gas prices is unlikely to have a significant impact on contract fair values For indicative purposes, a 1% movement in commodity prices in the illiquid period would result in an approximately £5 1 million impact on reported fair values

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

26 EFFECT OF HEDGING AND DERIVATIVE INSTRUMENTS ON THE RESULTS

An analysis of the effect of hedging and derivative financial instruments on the income statement is given below

	Notes	2007 £m	2006 £m
Net fair value gains/(losses) on operating derivatives			
Cash flow hedges			
Gains/(losses) on ineffective hedging recognised in the year	(i)	0 7	(3 3)
Effect of other derivative instruments and fair value contracts			
Gains on other derivative market instruments classified as held for trading	(ii)	7 9	55 1
(Losses)/gains on structured contracts		(167 8)	111 8
Gains/(losses) on embedded derivative components in non derivative instruments		11 3	(13 7)
		(147 9)	149 9
Net fair value losses on financing derivatives			
Derivative instruments			
Losses on other derivative instruments		(15 5)	(3 3)
Losses on embedded derivative components in non derivative instruments		(280 1)	(125 1)
		(295 6)	(128 4)
Net investment hedges			
Loss following de designation of net investment hedges	(iii)	–	(46 1)
		–	(46 1)
Other items			
Fair value hedges			
Movements in the fair value of hedging instruments recorded in the year	(iv)	(19 5)	1 5
Movements in the fair value of a hedged item recorded in the year	(v)	13 7	(3 2)
Amortisation of movements in fair value of hedged items	(vi)	1 3	1 2
		(4 5)	(0 5)
Cash flow hedges			
Gains removed from equity and recognised in the year	(vii)	11 6	496 4
		11 6	496 4
Total		(436 4)	471 3

(i) These amounts relate to cumulative changes in the fair value of hedging instruments, which have more than offset the cash flow movements on the hedged items In accordance with IAS 39 the excess gain/loss has been recorded in the income statement classified as 'Net fair value gains on operating derivatives' Refer to Note 1(d)

(ii) This is the impact on the income statement of amounts valued using models and valuation methods as described in Note 25(h)

(iii) These amounts relate to the loss following de designation of net investment hedges arising from the group's US dollar hedging programme relating to PacifiCorp's net assets on 1 April 2005 Refer to Note 9(c)

(iv) The adjustments relate to the change in fair value of the cross currency and interest rate swaps entered into to hedge the fair value of foreign currency and sterling debt

(v) The adjustments relate to a change in fair value of foreign currency and sterling denominated debt, which have been designated as hedged items in fair value hedging relationships

(vi) The charge for the year relates to amortisation of previously recorded movements in the fair value of hedged items designated in fair value hedging relationships

(vii) The amount relates to gains and losses on the effective portions of cash flow hedges which have previously been deferred in equity which have been transferred to the income statement in the current year to match timing of occurrence of the hedged cash flows or where hedged forecasted cash flows are no longer expected to occur The ineffective portions of cash flow hedges are dealt with in (i) above

27 OBLIGATIONS UNDER FINANCE LEASES

	2007 £m	2006 £m
Finance leases are repayable as follows		
Current	4 0	6 7
Non current	20 8	58 0
	24 8	64 7

	2007 £m	2006 £m
Finance lease liabilities – minimum lease payments		
Within one year	6 1	13 2
Between one and five years	13 2	52 1
More than five years	20 9	27 3
	40 2	92 6
Future finance charges on finance leases	(15 4)	(27 9)
Present value of finance lease liabilities	24 8	64 7
The present value of finance lease liabilities is as follows		
Within one year	4 0	6 7
Between one and five years	6 4	33 9
More than five years	14 4	24 1
	24 8	64 7

The group has obligations under finance leases in respect of an office building in the UK and the financing of its finance lease receivables in the US The lease obligations in the US are non recourse to the group The finance leases have maturity dates ranging from 2013 to 2031 All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments

28 TRADE AND OTHER PAYABLES

	Note	2007 £m	2006 (As restated Note 23) £m
(a) Current payables			
Trade payables	(i)	94 7	201 9
Other taxes and social security		20 1	23 5
Payments received on account		97 1	94 5
Capital payables and accruals		152 8	114 2
Other payables		30 3	45 4
Accrued expenses		861 7	645 0
		1,256 7	1,124 5
(b) Non current payables			
Other payables		4 7	36 6
		4 7	36 6
		1,261 4	1,161 1

(i) Trade payables include amounts due on commodity activities

(ii) The group has posted amounts of collateral at 31 March 2007 of £181 7 million (2006 £140 8 million)

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

29 RETIREMENT BENEFIT OBLIGATIONS

(a) Analysis of balance

The amounts recognised in the balance sheet in respect of retirement benefit obligations are detailed below

	2007 £m	2006 £m
UK pension arrangements	44 6	(145 6)
North American pension arrangements	(7 8)	(7 0)
North American other post retirement benefits	(3 4)	(2 9)
	33 4	(155 5)
Amounts in the balance sheet		
Non current assets	85 2	
Non current liabilities	(51 8)	(155 5)
	33 4	(155 5)

Following the sale of PacifiCorp in March 2006, North American pension and other post retirement benefits are not material to the group

(b) Group pension arrangements

The group operates the following pension schemes for staff in the UK

Scheme	ScottishPower Pension Scheme	Manweb Group of Electricity Supply Pension Scheme	Stakeholder Pension Plan
Type of benefit	Final salary	Final salary	Defined contribution
New entrants	No*	No	Yes
Funded separately from group assets	Yes	Yes	Yes
Administration method	Trustee board	Trustee board	Insurance contract
Member contributions	5% of salary	5 5% of salary	5% of salary
Group contributions how determined	Agreement of trustees and group following actuarial valuation (last valuation 31 March 2006)	Agreement of trustees and group following actuarial valuation (last valuation 31 March 2004)	Defined
Current actual group contributions	15% of salary	15 8% of salary	Service related, 6% to 14% of salary
Special contributions during 2006/07	£18 0 million in June 2006, £2 3 million in July 2006	£82 0 million in June 2006, £11 2 million in March 2007	None
Special contributions planned for 2007/08	£1 9 million in April 2007	£11 2 million in March 2008	None
Pension charge	Based on advice of independent qualified actuary	Based on advice of independent qualified actuary	Equal to actual group contributions in the year

Following a review of the group's UK pension arrangements in 2005/06, the ScottishPower group Final Salary LifePlan and the ScottishPower Executive Top Up Plan were merged into the ScottishPower Pension Scheme as at 31 March 2006 This will lead to economies of scale for the ongoing running costs of delivering retirement and death benefits due to the group's current and past staff From 1 April 2006 new entrants had access to a defined contribution Stakeholder Pension Plan

* After 10 years' membership of the Stakeholder Pension Plan members will be offered access to defined benefits for future service

In the UK pension arrangements the age profile of the two final salary schemes is expected to rise over time, due to the reduction in new entrants This will in turn result in increasing service costs for these two schemes due to the actuarial valuation method used (the projected unit method) The group believes that the projected unit method continues to be appropriate at present, and provides a reasonable basis for assessing the group's final salary pension costs

As a result of the return of cash to shareholders and capital reorganisation following the sale of PacifiCorp in March 2006, ScottishPower reached agreement with the trustees of the UK pension schemes to make special contributions to each scheme in order to fund the deficit (as at 31 December 2005) in respect of each scheme over a period of five years ScottishPower made an aggregate lump sum payment of £28 2 million during March 2006 into the relevant schemes, in addition to the lump sums identified above

Investment strategies

Each of the pension schemes is invested in an appropriately diversified range of assets The broad proportions of each asset class in which the schemes aim to be invested are as follows, however it is important to note that this may vary from time to time as markets change and as cash may be held for strategic reasons

	Equities %	Property %	Liability driven investment %	Total %
ScottishPower	50	6	44	100
Manweb	50		50	100

At 31 March 2007 no scheme held ScottishPower shares At 31 March 2006, the ScottishPower Pension Scheme held ScottishPower shares as part of a pooled strategy to match the relative weightings in the UK Stock Exchange Index The Scheme held 110,168 shares in ScottishPower with a market value of £641,177 at that date

29 RETIREMENT BENEFIT OBLIGATIONS *continued*

Additional pension arrangement

The group also operates an Unfunded Unapproved Retirement Benefit Scheme ("UURBS") for senior executives' benefit promises in excess of limits set by the UK taxation authorities The UURBS has no invested assets, and the group has provided £18 1 million as at 31 March 2007 (2006 £22 2 million, 2005 £17 4 million) for the benefit promises which will ultimately be paid by the group

(c) Pensions – defined contribution scheme

The charge for the year in respect of the Stakeholder Pension Plan is £0 2 million (2006 £nil, 2005 £nil)

(d) Pensions – defined benefit schemes

The group operates defined benefit pension schemes as described earlier in this Note Formal actuarial valuations were carried out as described earlier and updated to 31 March 2007 by a qualified independent actuary Figures are shown separately for the UK and US arrangements The major assumptions applied by the actuary are given in footnote (e)

	UK pension arrangements			North American pension arrangements		
(i) Analysis of net asset/(liability) relating to pensions	2007 £m	2006 £m	*2005 £m*	2007 £m	2006 £m	*2005 £m*
Present value of funded obligations	(2,812 7)	(2,808 7)	*(2,443 8)*	(22 8)	(23 7)	*(710 3)*
Fair value of scheme assets	2,875 4	2,685 3	*2,250 8*	16 9	18 7	*418 4*
	62 7	(123 4)	*(193 0)*	(5 9)	(5 0)	*(291 9)*
Present value of unfunded obligations	(18 1)	(22 2)	*(17 4)*	(1 9)	(2 0)	
Net asset/(liability)	44 6	(145 6)	*(210 4)*	(7 8)	(7 0)	*(291 9)*
Amounts in the balance sheet						
Non current assets	85 2		–			–
Non current liabilities	(40 6)	(145 6)	*(210 4)*	(7 8)	(7 0)	*(291 9)*
Net asset/(liability)	44 6	(145 6)	*(210 4)*	(7 8)	(7 0)	*(291 9)*

(ii) The amounts recognised are as follows

	UK pension arrangements			North American pension arrangements continuing operations			North American pension arrangements discontinued operations		
	2007 £m	2006 £m	*2005 £m*	2007 £m	2006 £m	*2005 £m*	2007 £m	2006 £m	*2005 £m*
Current service cost	48 8	43 4	*35 5*	1 4	0 9	*0 5*		16 8	*14 4*
Interest on obligation	140 2	129 9	*127 0*	1 3	1 2	*1 0*		41 3	*38 6*
Expected return on scheme assets	(175 7)	(143 7)	*(135 2)*	(1 3)	(1 1)	*(1 0)*	–	(39 0)	*(34 4)*
Past service cost	7 0	18 5	–	0 1		*0 1*		–	*1 2*
Total income statement charge*	20 3	48 1	*27 3*	1 5	1 0	*0 6*		19 1	*19 8*
Actual return on scheme assets	135 9	469 0	*209 6*	1 1	1 5	*0 1*		54 5	*35 5*
Net actuarial (gains)/losses recognised in the Statement of Recognised Income and Expense	(45 3)	(49 1)	*64 6*	1 0		*0 6*		(3 9)	*23 8*

* The amounts above are stated before capitalisation of employee costs relating to self constructed assets

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

29 RETIREMENT BENEFIT OBLIGATIONS *continued*

(iii) Changes in the present value of the defined benefit obligation are as follows

	UK pension arrangements			North American pension arrangements		
	2007 £m	2006 £m	*2005 £m*	2007 £m	2006 £m	*2005 £m*
Defined benefit obligation at beginning of year	2,830 9	2,461 2	*2,257 3*	25 7	710 3	*692 1*
Current service cost	48 8	43 4	*35 5*	1 4	17 7	*14 9*
Interest on obligation	140 2	129 9	*127 0*	1 3	42 5	*39 6*
Scheme members' contributions	10 2	10 4	*8 9*			–
Past service costs	7 0	18 5		0 1		*1 3*
Actuarial (gains)/losses	(85 1)	276 2	*139 0*	0 8	12 0	*24 6*
Liabilities extinguished on settlements	–	–			(0 9)	–
Disposal of PacifiCorp					(765 3)	–
Benefits paid	(121 2)	(108 7)	*(106 5)*	(1 5)	(49 6)	*(42 5)*
Exchange differences on foreign plans				(3 1)	59 0	*(19 7)*
Defined benefit obligation at end of year	2,830 8	2,830 9	*2,461 2*	24 7	25 7	*710 3*
Analysis of defined benefit obligation						
Plans that are wholly or partly funded	2,812 7	2,808 7	*2,443 8*	22 8	23 7	*710 3*
Plans that are wholly unfunded	18 1	22 2	*17 4*	1 9	2 0	
Total	2,830 8	2,830 9	*2,461 2*	24 7	25 7	*710 3*

(iv) Changes in the fair value of scheme assets are as follows

	UK pension arrangements			North American pension arrangements		
	2007 £m	2006 £m	*2005 £m*	2007 £m	2006 £m	*2005 £m*
Fair value of scheme assets at beginning of year	2,685 3	2,250 8	*2,085 3*	18 7	418 4	*402 0*
Expected return on scheme assets	175 7	143 7	*135 2*	1 3	40 1	*35 4*
Actuarial (losses)/gains	(39 8)	325 3	*74 4*	(0 2)	15 9	*0 2*
Assets distributed on settlements					(1 1)	
Employer contributions	165 2	63 8	*53 5*	0 9	38 5	*35 9*
Scheme members' contributions	10 2	10 4	*8 9*			–
Disposal of PacifiCorp					(476 3)	
Benefits paid	(121 2)	(108 7)	*(106 5)*	(1 5)	(49 6)	*(42 5)*
Exchange differences on foreign plans				(2 3)	32 8	*(12 6)*
Fair value of scheme assets at end of year	2,875 4	2,685 3	*2,250 8*	16 9	18 7	*418 4*

29 RETIREMENT BENEFIT OBLIGATIONS *continued*

(e) Actuarial assumptions

(i) The major assumptions used by the actuary at the balance sheet date for the pensions arrangements were as follows and are expressed as weighted averages

	UK pension arrangements			North American pension arrangements		
	2007	2006	*2005*	**2007**	2006	*2005*
Rate of increase in salaries	**4 7% p a**	4 4% p a	*4 4% p a*	**4 0% p a**	4 0% p a	*4 0% p a*
Rate of increase in deferred pensions	**3 2% p a**	2 9% p a	*2 9% p a*	**n/a**	n/a	*n/a*
Rate of increase in pensions in payment	**3 2% p a**	2 9% p a	*2 9% p a*	**n/a**	n/a	*n/a*
Discount rate	**5 4% p a**	5 0% p a	*5 4% p a*	**5 95% p a /6 05% p a ***	5 75% p a	*5 75% p a*
Inflation assumption	**3 2% p a**	2 9% p a	*2 9% p a*	**3 0% p a**	3 0% p a	*3 0% p a*
Proportion of employees opting for early retirement	**n/a**	n/a	*n/a*	**70%**	70%	*70%*

* 5 95% relates to the Retirement Plan, 6 05% relates to the Post retirement Welfare Plan and the SERP

(ii) The weighted average life expectancy for mortality used to determine the benefit obligations were as follows

	UK pension arrangements			North American pension arrangements		
Member age 63 (current life expectancy)	**2007**	2006	*2005*	**2007**	2006	*2005*
Male	**20 1**	20 1	*18 6*	**19 3**	19 3	*18 3*
Female	**24 3**	24 3	*22 6*	**21 8**	21 8	*23 1*
Member age 45 (life expectancy at age 63)						
Male	**22 1**	22 1	*20 3*	**19 3**	19 3	*18 3*
Female	**26 4**	26 4	*24 4*	**21 8**	21 8	*23 1*

(iii) Allowance for cash commutation

Within the UK pension schemes, members are assumed to commute 25% of their benefits for a tax free cash sum where this option is available

(iv) The weighted average asset allocations at the year end were as follows

	UK pension arrangements Asset allocations			North American pension arrangements Asset allocations		
	2007	2006	*2005*	**2007**	2006	*2005*
Equities	**41 1%**	64 2%	*63 4%*	**55 6%**	58 3%	*55 6%*
Bonds	**n/a**	28 3%	*29 6%*	**33 9%**	34 8%	*34 5%*
Liability driven investment	**42 6%**	n/a	*n/a*	**n/a**	n/a	*n/a*
Property	**5 8%**	5 2%	*5 5%*	**n/a**	n/a	*n/a*
Cash	**10 5%**	2 3%	*1 5%*	**10 5%**	n/a	*n/a*
Private markets	**n/a**	n/a	*n/a*	**n/a**	6 9%	*9 9%*

The expected returns on each asset class were as follows

	UK pension arrangements Long-term rates of return expected			North American pension arrangements Long-term rates of return expected		
	2007	2006	*2005*	**2007**	2006	*2005*
Equities	**7 9% p a**	7 5% p a	*7 3% p a*	**9 0% p a**	9 25% p a	*9 25% p a*
Bonds	**n/a**	4 3% p a	*4 7% p a*	**6 0% p a**	6 5% p a	*6 5% p a*
Liability driven investment	**4 7% p a**	n/a	*n/a*	**n/a**	n/a	*n/a*
Property	**6 9% p a**	6 5% p a	*6 3% p a*	**7 5% p a**	n/a	*n/a*
Cash	**4 95% p a**	4 2% p a	*4 45% p a*	**5 0% p a**	n/a	*n/a*
Private markets	**n/a**	n/a	*n/a*	**7 75% p a**	14 0% p a	*14 0% p a*
Expected return on scheme assets	**6 2% p a**	6 5% p a	*6 4% p a*	**8 0% p a**	8 75% p a	*8 8% p a*

For the UK pension arrangements, the long term rates of return have been derived as follows

Equities the long term UK Government fixed interest stock yield, plus 3 5% p a

Bonds an appropriate weighted average of long term UK Government and UK corporate bond yields reflecting the actual split of holdings

Liability driven investment the long term UK Government fixed interest stock yield, plus 0 3% p a

Property the long term equities rate of return less 1% p a

Cash the current UK base rate of interest

In all cases, for IAS 19 reporting purposes the long term rates of return have been reduced by 0 3% p a (2006 0 3% p a , 2005 0 3% p a) to reflect scheme expenses to arrive at the figures shown above

For the North American pension arrangements, the long term rates of return have been derived as follows

Equities An expected real return of 6 0% plus 3% long term inflation

Bonds An expected real return of 3 0% plus 3% long term inflation

Property An expected real return of 4 5% plus 3% long term inflation

Cash An expected real return of 2 0% plus 3% long term inflation

Private markets An expected real return of 4 75% plus 3% long term inflation

These return assumptions are based on both historical performance and independent advisors' forward looking views of the financial markets

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

29 RETIREMENT BENEFIT OBLIGATIONS *continued*

(f) History of experience gains and losses

The amounts for the current and comparative years in relation to defined benefit plans are given below

	UK pension arrangements		
Defined benefit pension schemes	2007 £m	2006 £m	*2005 £m*
Difference between expected and actual return on scheme assets			
amount	(39 8)	325 3	*74 4*
percentage of scheme assets	(1)%	12%	*3%*
Experience gains and losses on scheme liabilities			
amount	27 0	18 1	*(28 7)*
percentage of scheme liabilities	1%	1%	*(1)%*

The cumulative gain recognised in the Statement of Recognised Income and Expense in respect of pensions and other post retirement benefits since 1 April 2004 amounts to £19 4 million

(g) Future contributions

The group expects to contribute £43 4 million to the UK pension schemes (including special contributions of £13 1 million subject to scheme funding position) and £1 3 million ($2 5 million) to the North American pension arrangements schemes in the year ending 31 March 2008

30 DEFERRED TAX

Deferred tax provided in the Accounts is as follows

	2007 £m	2006 £m
Accelerated capital allowances	648 7	649 5
Other temporary differences	(82 9)	173 8
	565 8	823 3

	Notes	Accelerated capital allowances £m	Other temporary differences £m	Total £m
Deferred tax provided at 1 April 2004		1,219 5	(188 9)	1,030 6
Charge to income statement		54 3	77 2	131 5
Acquisitions		17 1	16 7	33 8
Exchange		(18 3)	0 8	(17 5)
Other movements		1 9	(18 9)	(17 0)
Deferred tax provided at 1 April 2005		1,274 5	(113 1)	1,161 4
Increase arising on implementation of IAS 39	(a)		109 6	109 6
Deferred tax provided at 1 April 2005 as restated		1,274 5	(3 5)	1,271 0
Transferred to liabilities classified as held for sale	(b)	(718 0)	201 8	(516 2)
		556 5	198 3	754 8
Charge/(credit) to income statement continuing operations		45 1	(110 5)	(65 4)
Exchange		47 9	(4 7)	43 2
Recorded in the Statement of Recognised Income and Expense	(c)		90 7	90 7
Deferred tax provided at 1 April 2006		649 5	173 8	823 3
Credit/(charge) to income statement		6 2	(25 4)	(19 2)
Exchange		(11 3)	7 4	(3 9)
Recorded in the Statement of Recognised Income and Expense	(c)	(3 7)	(217 7)	(221 4)
Other movements		8 0	(21 0)	(13 0)
Deferred tax provided at 31 March 2007		**648 7**	**(82 9)**	**565 8**

(a) On the implementation of IAS 39 on 1 April 2005, certain assets and liabilities of the group were remeasured resulting in an increase in the deferred tax provision of £109 6 million

(b) On 23 May 2005, the deferred tax provision relating to the PacifiCorp disposal group was reclassified as 'Liabilities classified as held for sale' in accordance with IFRS 5

(c) Tax recorded in the Statement of Recognised Income and Expense includes a current tax charge of £19 4 million (2006 credit of £42 9 million) in addition to deferred tax

(d) At the balance sheet date, the group had unutilised capital losses of £573 7 million (2006 £549 7 million) No deferred tax asset has been recognised in the accounts due to the unpredictability of suitable future profit streams against which these losses may be utilised

(e) At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of overseas subsidiaries was £77 1 million (2006 £57 3 million) No liability has been recognised in respect of these differences because the group controls the timing of the reversal of the temporary differences and it is probable that these differences will not reverse in the foreseeable future

(f) The UK 2007 Finance Bill proposes two changes in corporate taxation effective from 1 April 2008 but these were not enacted or substantially enacted at 31 March 2007 Consequently these changes have not been taken into account when calculating deferred tax The changes are the phasing out of Industrial Buildings Allowances (IBA) over the next four years and a reduction in the rate of Corporation tax from 30% to 28% Had changes to IBA been substantially enacted at the balance sheet date, this would have resulted in a charge to the income statement of £27 6 million and a corresponding credit to deferred tax In addition, had the change in the Corporation tax rate been applicable at the balance sheet date this would have resulted in a credit to the income statement of £40 0 million and a corresponding reduction in the deferred tax provision The net impact of these changes is a reduction in the provision for deferred tax of £12 4 million

31 PROVISIONS

2004/05	At 1 April 2004 £m	Acquisitions	New provisions £m	Unwinding of discount £m	Utilised during year £m	Released during year £m	Exchange £m	At 31 March 2005 £m
Reorganisation and restructuring	3 2				(3 0)			0 2
Environmental and health	60 5			0 8	(12 8)	(30 8)	(0 1)	17 6
Decommissioning costs	84 3	3 5	7 4	5 8	(7 0)		(2 2)	91 8
Onerous contracts	120 5	83 5		8 7	(148 1)			64 6
Other post employment benefits	6 5		3 3		(2 6)		(0 2)	7 0
Mine reclamation costs	79 6		5 1	3 3	(10 9)		(2 4)	74 7
Other	9 0		8 0		(10 5)		(0 1)	6 4
	363 6	87 0	23 8	18 6	(194 9)	(30 8)	(5 0)	262 3

2005/06	At 1 April 2005 £m	Derecognition on implementation of IAS 39 £m	Movements in discontinued operations (Note (f)) £m	Transferred to liabilities classified as held for sale (Note (f)) £m	New provisions £m	Unwinding of discount £m	Utilised during year £m	Transferred to retirement benefit obligations £m	Exchange £m	At 31 March 2006 £m
Reorganisation and restructuring	0 2				42 0		(3 5)	(18 4)		20 3
Environmental and health	17 6		(0 4)	(13 5)	1 0		(1 5)		0 1	3 3
Decommissioning costs	91 8		3 8	(73 4)	4 4	0 9			0 1	27 6
Credit support facility					33 6				0 2	33 8
Onerous contracts	64 6	(64 6)								
Other post employment benefits	7 0	–	0 4	(7 4)						
Mine reclamation costs	74 7		2 0	(76 7)		–				
Other	6 4		(0 1)	(2 7)	3 6				0 1	7 3
	262 3	(64 6)	5 7	(173 7)	84 6	0 9	(5 0)	(18 4)	0 5	92 3

2006/07	Notes	At 1 April 2006 £m	New provisions £m	Unwinding of discount £m	Utilised during year £m	Transferred to retirement benefit obligations £m	Released during year £m	Exchange £m	At 31 March 2007 £m
Reorganisation and restructuring	(a)	20 3	11 0		(10 2)	(7 0)	(3 9)		10 2
Environmental and health	(b)	3 3	11 1		(0 3)		(1 2)	(0 3)	12 6
Decommissioning costs	(c)	27 6	6 2	0 7			(0 3)	(0 6)	33 6
Credit support facility	(d)	33 8			(31 2)			(2 6)	
Other	(e)	7 3			(0 4)		(3 5)	(0 9)	2 5
		92 3	28 3	0 7	(42 1)	(7 0)	(8 9)	(4 4)	58 9

Analysis of total provisions	2007 £m	2006 £m
Short term	13 1	26 5
Long term	45 8	65 8
	58 9	92 3

(a) The provision for reorganisation and restructuring at 31 March 2007 principally relates to restructuring within the Energy Networks business

(b) The provision for environmental and health costs principally relates to obligations to remove asbestos from power stations over the course of their operational lives

(c) The provision for decommissioning costs is the discounted future estimated costs of decommissioning the group's power plants The decommissioning of these plants is expected to occur over the period between 2008 and 2055

(d) This provision related to probable liabilities in relation to a credit support facility provided by PacifiCorp Holdings Inc (now Scottish Power Holdings Inc) to certain providers of debt to the Klamath Co Generation project at the project's inception in 1999 This provision was utilised during the period

(e) The other category comprises various provisions which are not individually sufficiently material to warrant separate disclosure

(f) The movements in provisions relating to the PacifiCorp disposal group in the period from 1 April 2005 to 23 May 2005 (the date when provisions relating to the PacifiCorp disposal group were reclassified as "Liabilities classified as held for sale" in accordance with IFRS 5) were as follows

(i) Environmental and health utilised during the period £(0 2) million, released during the period £(0 6) million and exchange £0 4 million

(ii) Decommissioning costs new provisions £0 9 million, unwinding of discount £0 6 million, utilised during the period £(0 1) million and exchange £2 4 million

(iii) Other post employment benefits new provisions £0 6 million, utilised during the period £(0 4) million and exchange £0 2 million

(iv) Mine reclamation costs unwinding of discount £0 5 million, utilised during the period £(0 6) million, released during the period £(0 4) million and exchange £2 5 million

(v) Other new provisions £0 7 million, utilised during the period £(0 9) million and exchange £0 1 million

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

32 DEFERRED INCOME

	At 1 April 2005 £m	Movements in discontinued operations Note (a) £m	Transferred to liabilities classified as held for sale Note (b) £m	Receivable during year £m	Released to income statement £m	Disposals/ Other £m	At 31 March 2006 £m
Capital grants and customer contributions	567 1	4 2	(93 5)	19 8	(17 1)	(1 0)	479 5
Revenue grants and customer contributions	3 0			5 5	(2 6)	(2 6)	3 3
Total deferred income	570 1	4 2	(93 5)	25 3	(19 7)	(3 6)	482 8

	Note	At 1 April 2006 £m	Receivable during year £m	Released to income statement £m	Exchange £m	At 31 March 2007 £m
Capital grants and customer contributions		479 5	47 6	(17 0)		510 1
Revenue grants and customer contributions		3 3	3 2	(4 7)		1 8
Other revenue related deferred income	(c)		507 1	(17 0)	(9 6)	480 5
Total deferred income		**482 8**	**557 9**	**(38 7)**	**(9 6)**	**992 4**

(a) Movements in capital grants and customer contributions relating to the PacifiCorp disposal group for the period from 1 April 2005 to 23 May 2005 comprised £2 8 million grants receivable, £(0 3) million released to the income statement and £1 7 million exchange

(b) On 23 May 2005, those capital grants and customer contributions relating to the PacifiCorp disposal group were reclassified as 'Liabilities classified as held for sale' in accordance with IFRS 5

(c) Other revenue related deferred income includes proceeds from the wind portfolio transactions and other energy capacity structured contracts

33 SHARE CAPITAL

	2007 £m	2006 £m
Allotted, called up and fully paid equity shares		
1,489,436,894 ordinary shares of 42p each (2006 1,871,235,749 ordinary shares of 50p each)	**625 6**	935 6

On 4 May 2006 shareholder approval was obtained at an Extraordinary General Meeting of the company for a proposed return of cash to shareholders of £2 25 billion via a B share structure including a capital reorganisation, and the issue of new ordinary shares and B shares

On 15 May 2006, one in every three of the company's existing ordinary shares were reclassified into B shares The company's existing ordinary shares were subdivided and consolidated so that shareholders received approximately 1 1905 new ordinary shares for every existing ordinary share remaining after the reclassification

Following the reclassification and the subdivision and consolidation, on 15 May 2006 there were 1,485,952,052 new ordinary shares and 623,864 749 B shares in issue all of which were admitted to the London Stock Exchange's main market for listed securities on that date

In accordance with the terms of the B share prospectus, shareholders were able to elect between the following alternatives in respect of each B share that they held

- to receive a dividend of £3 60 after which the B share would be converted into a deferred share with a negligible value,
- to have it repurchased by the company for £3 60, or
- to retain it and have the opportunity for it to be repurchased by the company on certain future dates up to 2011 for £3 60

As a result of elections received from shareholders, on 22 May 2006 the company declared a B share dividend of £3 60 per share in respect of 370,655,937 B shares, totalling £1,334 4 million, and agreed to acquire a further 240,324,768 B shares for a total consideration of £865 2 million Net costs amounted to £3 9 million The 370,655,937 B shares on which a dividend was paid were converted into deferred shares with a negligible value

12,884,044 allotted, called up and fully paid non cumulative preference B shares of 50p each, with a nominal value of £6 4 million and a book value of £46 4 million, remain outstanding at 31 March 2007 The B shares are classified as liabilities under IAS 32 and are therefore included within loans and borrowings (see Note 24) The B shares carry an entitlement to a non cumulative preference dividend and voting rights only in the event of the B share dividend remaining unpaid for a specified time or in the event of winding up the company

370,655,937 allotted, called up and fully paid deferred shares of 50p each, with a nominal value of £185 3 million and a book value of £nil remain outstanding at 31 March 2007 The deferred shares carry no entitlement to profit participation and no voting rights

To facilitate the capital reorganisation explained above, the authorised share capital of the company was reclassified as set out in the table below

	2007 £m	2006 £m
Authorised		
3,114,833,355 ordinary shares of 42p each (2006 3,000,000,000 ordinary shares of 50p each)	1,308 3	1,500 0
12,884,044 non cumulative preference B shares of 50p each (2006 nil)	6 4	
370,655,937 deferred shares of 50p each (2006 nil)	185 3	
One special rights non voting redeemable preference share of £1 (2006 One)		
24 unclassified shares of 1p each (2006 nil)		
	1,500 0	1,500 0

On 30 March 2007 shareholder approval was obtained at a Court Meeting and Extraordinary General Meeting of the company for the recommended offer for the ordinary share capital of ScottishPower by Iberdrola S A effected by way of a scheme of arrangement pursuant to section 425 of the Companies Act 1985

Court hearings held on 19 April and 23 April 2007 respectively approved the sanction of the Scheme and the reduction of ScottishPower's share capital

On 22 April 2007, the company's 1 489,829,782 ordinary shares of 42p each in issue at that date were subdivided and reclassified into 2,227,654,220,620 A1 ordinary shares of 42/2907p each ("A1 Shares"), 2,066,393,907,634 A2 ordinary shares of 42/2907p each ("A2 Shares") and 36,887,048,020 A3 ordinary shares of 42/2907p each ("A3 Shares")

Following the reclassification and the subdivision, on 23 April 2007, the company's authorised share capital was reduced by £625 7 million, effected by the cancellation of all of the A1 Shares, A2 Shares and A3 Shares in issue at that date The share capital was then increased by £625 7 million by the creation of 4,330,935,176,274 new ordinary shares of 42/2907p each

33 SHARE CAPITAL *continued*

(a) Employee share schemes

On the 4 May 2006 shareholder approval was obtained at an Extraordinary General Meeting of the Company for the return of cash to shareholders of £2 25 billion via a B share structure, including a capital restructuring, reorganisation and the issue of new ordinary shares of 42p each and B shares Any subsisting share scheme option or award which was originally granted over the 50p ordinary shares was altered without change to the number of shares under option or award to the New Ordinary Shares of 42p each

The group has a range of share based plans for employees Options have been granted and awards made to eligible employees to subscribe for or receive by transfer ordinary shares or ADSs (American Depositary Shares, traded in the US, each of which represents four ordinary shares) in Scottish Power Limited in accordance with the rules of each plan

The ScottishPower Sharesave Schemes are savings related and under normal circumstances share options are exercisable on completion of a three or five year save-as you earn contract as appropriate

Options granted under the Executive Share Option Plan 2001 ("ExSOP") to executive directors and certain senior managers in the UK are subject to the performance criterion that the percentage increase in the company's annualised earnings per share, excluding goodwill amortisation and exceptional items, be at least 3% (adjusted for any increase in the RPI) Options granted to US participants under the ExSOP are not subject to any outstanding performance criteria

The PacifiCorp Stock Incentive Plan (' PSIP") relates to options over ScottishPower ADSs Following the sale of PacifiCorp on 21 March 2006, participants (other than those who are now employees of PPM Energy) had 12 months from the date of sale in which to exercise their options

Awards granted under the ScottishPower 2000 Long Term Incentive Plan will vest only if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the group and improvements in customer service standards are achieved over a period of three financial years commencing with the financial year preceding the date an award is made The number of shares which become exercisable is dependent on the company's Total Shareholder Return Performance compared to a group of international energy companies

Awards granted under the ScottishPower 2006 Long Term Incentive Plan will vest only if the Remuneration Committee is satisfied with the underlying performance of the business For awards granted in 2006, the number of shares which become exercisable is dependent on the company's Total Shareholder Return (averaged over the 12 months prior to the beginning and end of each performance period) over a three year period compared to the UK constituents of the DJ STOXX European Utilities Index

The Employee Share Ownership Plan ("ESOP") allows eligible employees to make contributions from pre tax salary to buy shares in ScottishPower which are held in trust (Partnership Shares) These shares are matched by the company up to a value of £50 per month (Matching Shares) and are also held in trust At the launch of the ESOP, Free Shares were offered to employees Participating employees may elect to have dividends paid on the shares held in trust on their behalf reinvested in ScottishPower shares (Dividend Shares)

In agreement with Iberdrola S A , following the acquisition of the Company by Iberdrola S A , the performance conditions attaching to the ExSOP were treated as satisfied in full Participants were eligible to exercise in full, conditional on the Court approving the Scheme All unexercised Executive Share Options lapsed immediately after that

The performance conditions attaching to the Long Term Incentive Plan awards were also treated as satisfied in full Awards given in 2005 and 2006 were pro rated for time in accordance with the rules of the Plans Any unexercised awards under the 2000 Long Term Incentive Plan lapsed one month after the Court approved the Scheme and any unexercised awards under the 2006 Long Term Incentive Plan lapsed on the day after the Court approved the Scheme

Under the rules of the Sharesave Scheme participants are entitled to continue to participate and exercise their options up to 19 October 2007 at which time all unexercised options will lapse

The last contributions from both the Company and participants were made to the Employee Share Ownership Plan in March 2007 and no further contributions or awards will be made It is anticipated that Iberdrola shares and loan notes will continue to remain in the Plan for a minimum of five years

(i) Summary of movements in ordinary share options in ScottishPower shares

	ScottishPower Sharesave Schemes (number of shares 000s)	Weighted average exercise price (pence)	Executive Share Option Schemes# (number of shares 000s)	Weighted average exercise price (pence)	PacifiCorp Stock Incentive Plan## (number of shares 000s)	Weighted average exercise price (pence)	Total (number of shares 000s)
Outstanding at 1 April 2004	7,388	343 6	15,212	376 5	11,696	430 4	34,296
Granted	2,143	312 0	5,911	384 4			8,054
Exercised	(298)	382 6	(1,808)	369 5	(3,001)	345 3	(5,107)
Lapsed	(1,599)	383 4	(364)	337 8	(161)	441 8	(2,124)
Outstanding at 1 April 2005	7,634	324 9	18,951	382 3	8,534	443 3	35,119
Granted	2,144	374 0					2,144
Exercised	(1,184)	350 0	(9,701)	387 7	(5,368)	454 2	(16,253)
Lapsed	(513)	338 5	(1,204)	455 5	(87)	514 8	(1,804)
Outstanding at 1 April 2006	8,081	333 4	8,046	393 5	3,079	535 0	19,206
Granted	1,672	448 0		-			1,672
Exercised	(1,827)	340 3	(5,474)	369 5	(3,079)	469 1	(10,380)
Lapsed	(512)	351 3	(527)	345 3			(1,039)
Outstanding at 31 March 2007	**7,414**	**356 3**	**2,045**	**393 2**		**-**	**9,459**
Exercisable at 1 April 2004	76	382 9	1,439	435 6	10,852	436 6	12,367
Exercisable at 1 April 2005	3	344 1	4,100	428 8	8,534	443 3	12,637
Exercisable at 1 April 2006	73	329 2	4,996	399 6	3,079	535 0	8,148
Exercisable at 31 March 2007	17	344 1	428	415 6			445

\# The Executive Share Option figures are a combination of the options relating to a former Executive Share Option Scheme (the final options of which lapsed in the year ended 31 March 2005) and the ExSOP

\#\# PacifiCorp Stock Incentive Plan were options over ScottishPower ADSs, for the purpose of the table above, ADSs have been converted to ScottishPower shares as follows one ScottishPower ADS equals four ScottishPower ordinary shares No further options will be granted under the PacifiCorp Stock Incentive Plan in the future

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

33 SHARE CAPITAL *continued*

(ii) Analysis of ordinary share options outstanding at 31 March 2007

	Date of grant	Number of participants	Number of options outstanding (000s)	Option price (pence)	Normal exercisable date
ScottishPower Sharesave Schemes	7 June 2002	558	1,073	323 0	6 months to March 2006 or 2008
	6 June 2003	661	1,264	301 0	6 months to March 2007 or 2009
	24 June 2004	1,377	1,668	312 0	6 months to March 2008 or 2010
	22 June 2005	1,744	1,794	374 0	6 months to March 2009 or 2011
	23 June 2006	1,912	1,615	448 0	6 months to March 2010 or 2012
Executive Share Option Plan 2001					
UK#	21 August 2001	18	110	483 0	21 August 2004 to 21 August 2011
UK#	2 May 2002	17	211	406 0	2 May 2005 to 2 May 2012
UK#	10 May 2003	20	238	376 3	10 May 2006 to 10 May 2013
UK##	27 May 2004	97	1,379	389 3	27 May 2007 to 27 May 2014
North America*	27 May 2004	17	107	364 8	27 May 2005 to 27 May 2014**

* Options granted under the Executive Share Option Plan 2001 to US based participants are over ScottishPower ADSs For the purpose of the table above, such options have been converted to ScottishPower ordinary shares as follows one ScottishPower ADS equals four ScottishPower ordinary shares The US$ ADS option exercise price was converted so that it may be represented in terms of ScottishPower ordinary shares The price was further converted at the closing exchange rate on 31 March 2007 to be quoted in pence in the table above Eligibility for participation in the Executive Share Option Plan 2001 was extended during the year ended 31 March 2003 to executive directors and certain senior managers in North America

** Options become exercisable in the following proportions one third on the first anniversary of grant, a further one third on the second anniversary of grant, and the final one third on the third anniversary of grant

\# Performance condition applied which has now been met

\## Performance condition applied treated as met following acquisition of company by Iberdrola S A

(iii) Range of exercise prices and remaining contractual life of ordinary share options at 31 March 2007

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (months)	Weighted average exercise price (pence)	Number exercisable	Weighted average exercise price (pence)
Between 300 5p and 350 0p	4,005	20	311 5	8	304 9
Between 350 5p and 400 0p	3,518	62	379 8	115	365 5
Between 400 5p and 450 0p	1,826	61	443 1	212	406 2
Between 450 5p and 500 0p	110	52	483 0	110	483 0
Total	**9,459**	**44**	**364 3**	**445**	**412 9**

33 SHARE CAPITAL *continued*

(iv) Ordinary shares in the company held under trust during the year are as follows

2005/06	Notes	Dividends waived	Ordinary Shares held at 1 April 2005 (000s)	Ordinary Shares acquired during year (000s)	Ordinary Shares transferred during year (000s)	Ordinary Shares held at 31 March 2006 (000s)	Nominal value at 31 March 2006 £m	Market value at 31 March 2006 £m
ScottishPower Sharesave Schemes	(a)	yes	5,945		(1,184)	4,761	2 4	27 7
Executive Share Option Plan 2001	(b)	yes	19,127		(9,771)	9,356	4 7	54 5
Employee Share Ownership Plan	(c)	no	3,936	959	(1,331)	3,564	1 8	20 7
Long Term Incentive Plan	(d)	no	4,059		(588)	3,471	1 7	20 2
PacifiCorp Stock Incentive Plan		no	25		(25)			
			33,092	959	(12,899)	21,152	10 6	123 1

2006/07	Notes	Dividends waived	Ordinary Shares held at 1 April 2006 (000s)	Ordinary Shares acquired during year (000s)	Ordinary Shares transferred during year* (000s)	Ordinary Shares held at 31 March 2007 (000s)	Nominal value at 31 March 2007 £m	Market value at 31 March 2007 £m
ScottishPower Sharesave Schemes	(a)	yes	4,761		(2,808)	1,953	0 8	15 6
Executive Share Option Plan 2001	(b)	yes	9,356		(5,881)	3,475	1 4	27 8
Employee Share Ownership Plan	(c)	no	3,564	336	(1,953)	1,947	0 8	15 6
Long Term Incentive Plan	(d)	no	3,471		(1,247)	2,224	1 0	17 8
			21,152	336	(11,889)	9,599	4 0	76 8

* One third of the ordinary shares under trust were exchanged for B shares The ordinary shares exchanged for B shares are included in the totals of "Ordinary shares transferred during year"

(a) Ordinary shares of the company are held in two Qualifying Employee Share Ownership Trusts as part of the Scottish Power Limited Sharesave Scheme and the Scottish Power UK plc Sharesave Scheme Details of options granted under these schemes are disclosed above

(b) Ordinary shares of the company are held under trust as part of the Executive Share Option Plan 2001 for executive directors and other senior managers

(c) Ordinary shares of the company are held in the Employee Share Ownership Plan Trust on behalf of employees of the ScottishPower group Shares appropriated under the Free Element and the Matching Element are subject to forfeiture for a period of three years from the date of appropriation Shares appropriated under the Partnership Element and the Dividend Element of the Employee Share Ownership Plan are not subject to forfeiture

(d) Ordinary shares of the company are held under trust as part of the Long Term Incentive Plan for executive directors and other senior managers

(e) The company's practice has been to purchase shares in the market through an employee benefit trust to satisfy options and awards granted under the Executive Share Option Plan 2001 and the Long Term Incentive Plan New shares have been issued in relation to the Qualifying Employee Share Trusts associated with the Sharesave Schemes, the Executive Share Option Scheme the PacifiCorp Stock Incentive Plan and the Employee Share Ownership Plan in the last ten years In the ten year period to 31 March 2007, new shares issued to satisfy discretionary options and awards represented 0 8% of the issued share capital New shares issued to satisfy options and awards under all share plans represented 3 4% of the issued share capital, leaving available dilution headroom of 6 6%

(v) Purchases of equity securities made by the issuer during the year
No share purchases in the market were made during the year pursuant to the LTIP and the ExSOP The company's policy is to purchase in the market only the number of shares required to satisfy options and awards granted under the LTIP and the ExSOP

On 4 May 2006 shareholder approval was obtained at an Extraordinary General Meeting of the company for a proposed return of cash to shareholders of £2 25 billion via a B share structure including a capital restructuring, reorganisation and the issue of new ordinary shares and B shares As part of this exercise, on 22 May 2006 240,324,768 non cumulative preference B shares were purchased for cancellation at a price of £3 60 per share

(vi) Share based payments
The cost recognised in respect of the group's share and share option schemes amounted to £12 9 million (2006 £7 9 million, 2005 £6 8 million) As these amounts are not material to the group's results, no further disclosures have been presented

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

34 ANALYSIS OF MOVEMENTS IN EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF SCOTTISH POWER LIMITED

	Number of ordinary shares 000s	Ordinary share capital £m	Share premium £m	Hedge reserve (Note (a)) £m	Translation reserve £m	Other reserves (Note (b)) £m	Retained (loss)/earnings (Note (c)) £m	Total £m
At 1 April 2004	1,859,539	929 8	2,275 7		484 6	424 7	399 1	4,513 9
Exchange movement on translation of overseas results and net assets					(100 2)			(100 2)
Gains on net investment hedges					146 6			146 6
Actuarial losses on retirement benefits							(63 3)	(63 3)
Tax on items taken directly to equity					(46 4)	–	18 9	(27 5)
Loss for the year attributable to equity holders of Scottish Power Limited							(193 4)	(193 4)
Dividends							(386 1)	(386 1)
Revaluation reserve arising on the purchase of the remaining 50% of the Brighton Power Station						5 8		5 8
Share capital issued								
ESOP	2,776	1 4	9 8					11 2
PacifiCorp Stock Incentive Plan	3,029	1 5	9 2					10 7
Consideration paid in respect of purchase of own shares held under trust							(30 7)	(30 7)
Credit in respect of employee share awards							6 8	6 8
Consideration received in respect of sale of own shares held under trust							7 6	7 6
At 1 April 2005	1,865,344	932 7	2,294 7		484 6	430 5	(241 1)	3,901 4
Cumulative adjustment for the implementation of IAS 39 (net of tax)				416 6	(2 1)		(133 1)	281 4
At 1 April 2005 as restated	1,865,344	932 7	2,294 7	416 6	482 5	430 5	(374 2)	4,182 8
Gains on effective cash flow hedges recognised				747 9				747 9
Exchange movement on translation of overseas results and net assets					244 1			244 1
Cumulative translation gain transferred to income statement on disposal of discontinued operations (net of tax)					(484 6)			(484 6)
Losses on net investment hedges					(276 5)			(276 5)
Gains on revaluation of available for sale securities							0 4	0 4
Actuarial gains on retirement benefits							39 1	39 1
Tax on items taken directly to equity				(224 9)	42 7		(11 0)	(193 2)
Profit for the year attributable to equity holders of Scottish Power Limited							1,543 3	1,543 3
(Gains)/losses removed from equity and recognised in the year			–	(493 1)			8 6	(484 5)
Tax on items transferred from equity				148 7			(3 3)	145 4
Dividends							(428 1)	(428 1)
Share capital issued								
ESOP	2,343	1 1	11 0					12 1
PacifiCorp Stock Incentive Plan	5,299	2 7	20 3					23 0
Share buy back	(1,750)	(0 9)				0 9	(10 4)	(10 4)
Consideration paid in respect of purchase of own shares held under trust							(3 3)	(3 3)
Credit in respect of employee share awards			–				7 9	7 9
Consideration received in respect of sale of own shares held under trust							35 5	35 5
At 31 March 2006	1,871,236	935 6	2,326 0	595 2	8 2	431 4	804 5	5,100 9

34 ANALYSIS OF MOVEMENTS IN EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF SCOTTISH POWER LIMITED *continued*

	Number of ordinary shares 000s	Ordinary share capital £m	Share premium £m	Hedge reserve (Note (a)) £m	Translation reserve £m	Other reserves (Note (b)) £m	Retained (loss)/earnings (Note (c)) £m	Total £m
At 1 April 2006	1,871,236	935 6	2,326 0	595 2	8 2	431 4	804 5	5,100 9
Losses on effective cash flow hedges recognised				(767 4)				(767 4)
Exchange movement on translation of overseas results and net assets		-			(106 7)	-		(106 7)
Gains on net investment hedges					70 0			70 0
Gains on revaluation of available for sale securities							2 6	2 6
Actuarial gains on retirement benefits			-				43 6	43 6
Tax on items taken directly to equity				230 2	(19 0)	-	(13 8)	197 4
Profit for the year attributable to equity holders of Scottish Power Limited							168 7	168 7
(Gains)/losses removed from equity and recognised in the year				(11 6)			33 6	22 0
Tax on items transferred from equity				4 6				4 6
Dividends							(307 9)	(307 9)
Share capital issued								
ESOP	1,319	0 6	8 0					8 6
PacifiCorp Stock Incentive Plan	2,994	1 3	13 0					14 3
Capital reorganisation	(386,112)	(311 9)				311 9		
Return of cash to shareholders						-	(2,249 9)	(2,249 9)
Consideration paid in respect of purchase of own shares held under trust							(2 2)	(2 2)
Credit in respect of employee share awards							12 9	12 9
Consideration received in respect of sale of own shares held under trust							36 5	36 5
At 31 March 2007	1,489,437	625 6	2,347 0	51 0	(47 5)	743 3	(1,471 4)	2,248 0

(a) Expected realisation of the hedge reserve

The following represents the profile of gains and losses included within the hedge reserve at the year end, which are expected to be realised in the income statement in the course of the next 5 years and thereafter

Hedge reserve	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	Thereafter £m	Total £m
Gains and (losses) on effective cash flow hedges	(44 2)	39 9	49 9	5 8	(1 2)	25 4	75 6
Deferred tax							(24 6)
Net hedge reserve							51 0

(b) Other reserves comprise a revaluation reserve of £5 8 million (2006 £5 8 million, 2005 £5 8 million), a capital redemption reserve of £139 4 million (2006 £19 2 million, 2005 £18 3 million), a merger reserve of £406 4 million (2006 £406 4 million, 2005 £406 4 million) and a capital reserve of £191 7 million (2006 £nil, 2005 £nil)

(c) Cumulative goodwill written off to retained (loss)/earnings as at 31 March 2007 was £572 3 million (2006 £572 3 million, 2005 £572 3 million)

35 MINORITY INTERESTS

	Note	Equity 2007 £m	Non equity 2007 £m	Total 2007 £m	Equity 2006 £m	Non equity 2006 £m	Total 2006 £m
At beginning of year		0 1		0 1	3 2	52 5	55 7
Reclassification on implementation of IAS 32 on 1 April 2005	(a)					(52 5)	(52 5)
At beginning of year (1 April 2005 as restated on implementation of IAS 32)		0 1		0 1	3 2		3 2
Arising on wind portfolio transactions		35 0		35 0			
Acquisition of the remaining 50% of a subsidiary					(1 0)		(1 0)
Dividends paid to minority interests					(2 5)		(2 5)
Appropriation of profit for the year		(0 5)		(0 5)	0 4		0 4
Exchange		(0 9)		(0 9)			
At end of year		33 7		33 7	0 1		0 1

(a) On the implementation of IAS 32 on 1 April 2005, minority interests previously classified as non equity were reclassified as liabilities

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

36 CONTINGENT LIABILITIES

Legal proceedings

The group's businesses are parties to various legal claims, actions and complaints, certain of which may involve material amounts Although the group is unable to predict with certainty whether or not it will ultimately be successful in these legal proceedings or, if not, what the impact might be, the company currently believes that disposition of these matters will not have a materially adverse effect on the group's Accounts

Tax

The Internal Revenue Service (IRS) in the United States, as part of its examination of the 2001, 2002, and 2003 income tax returns of ScottishPower Holdings Inc (SPHI) has proposed a disallowance of interest deductions related to financing arrangements with ScottishPower associated with the 1999 acquisition of PacifiCorp (which was sold on 21 March 2007) The group believes that prudent provision has been made against probable liabilities related to this tax issue However, there remains a possibility that the ultimate resolution of this issue could have a material impact on the group's results or financial position The outcome of this issue is uncertain at this time as the IRS audit appeals process has recently commenced and neither SPHI nor the IRS has presented fully their case and the factual bases as well as the legal arguments have not been heard A similar issue affects returns for 2004 to 2007 which have not yet been audited by the IRS Assuming that the IRS will view the issue consistently in these years, the maximum amount of potential exposure for federal and state income taxes plus interest as of 31 March 2007 in respect of the years 2001 to 2007, in excess of the current provision is $241 million No penalties have been assessed at this time

37 FINANCIAL COMMITMENTS

(a) Capital commitments	2007 £m	2006 £m
Contracted but not provided	719 6	532 1

Subsequent to the year end, the group entered into a contract to purchase wind turbines for £219 5 million

(b) Other contractual commitments

(i) UK energy purchase commitments

Long term wholesale power, gas and coal contracts

In the UK, ScottishPower manages its energy resource requirements by integrating long term firm, short term and spot market purchases with its own generating resources to manage volume and price volatility and maximise value across the energy value chain As part of its UK energy resource portfolio, ScottishPower is committed under long term purchase contracts to purchases of £2,478 4 million, £1,289 1 million, £515 5 million £389 4 million and £302 1 million for the years 2008 to 2012 respectively and £1,320 0 million thereafter

(ii) PPM contractual commitments

At 31 March 2007, PPM had purchase commitments of £902 4 million, £210 3 million, £1279 million, £95 3 million and £56 2 million for the years 2008 to 2012 and £239 8 million thereafter PPM's contractual commitments primarily consist of electricity and gas purchases made to optimise returns from generation resources and commercial activities

38 OPERATING LEASE ARRANGEMENTS

(a) Operating lease payments continuing operations	2007 £m	2006 £m
Minimum lease payments under operating leases recognised as an expense in the year	16 5	15 5
Contingent based operating lease rents recognised as an expense in the year	9 1	14 2
Sublease payments recognised as an expense in the year	0 3	0 3
	25 9	30 0

	2007 £m	2006 £m
The future minimum lease payments under non-cancellable operating leases are as follows		
Within one year	12 5	10 8
Between one and five years	31 9	27 3
More than five years	75 0	67 6
	119 4	105 7

The group leases various property, plant and equipment under non cancellable operating lease agreements The leases have varying terms, escalation clauses and renewal rights

Total future minimum non cancellable sublease rentals expected to be received are £0 9 million (2006 £0 8 million)

(b) Operating lease receivables continuing operations	2007 £m	2006 £m
The future minimum lease payments receivable under non cancellable operating leases are as follows		
Within one year	10 3	2 7
Between one and five years	7 0	7 0
More than five years	5 1	7 6
	22 4	17 3

The group leases buildings and equipment as a lessor under operating leases The lease arrangements have initial terms of 1 to 99 years and some contain provisions to extend the term at the option of the lessee The leases have varying terms, escalation clauses and renewal rights

39 RELATED PARTY TRANSACTIONS

(a) Trading transactions and balances arising in the normal course of business

Type of related party	Note	Sales/(purchases) to/(from) other group companies during the year 2007 £m	2006 £m	*2005 £m*	Amounts due from/(to) other group companies as at 31 March 2007 £m	2006 £m
Sales by related party						
Jointly controlled entities	(i)	**10 1**	6 7	*113 6*	**1 6**	1 7
Jointly controlled operations		**1 2**			**–**	
Purchases by related party						
Jointly controlled entities	(i)	**(0 2)**	(0 3)	*(86 9)*	**(0 5)**	
Jointly controlled operations		**(26 5)**	(36 0)	*(42 3)*	**(1 1)**	(4 2)

During the year ended 31 March 2007, ScottishPower made management and similar charges of £1 0 million (2006 £0 5 million, 2005 £0 5 million) to jointly controlled entities and £1 9 million (2006 £nil, 2005 £nil) to jointly controlled operations

(i) On 28 September 2004, the group purchased the remaining 50% of the share capital of South Coast Power Limited and Shoreham Operating Company Limited (together "Brighton Power Station") As a result Brighton Power Station ceased to be a jointly controlled entity from this date The sales and purchases for 2005 include those transactions between the group and Brighton Power Station for the period from 1 April 2004 to 27 September 2004

(b) Funding transactions and balances arising in the normal course of business

Type of related party	Interest payable to other group companies during the year 2007 £m	2006 £m	*2005 £m*	Amounts due to other group companies as at 31 March 2007 £m	2006 £m
Jointly controlled entities	**(0 2)**	(0 6)	*(0 6)*	**(7 5)**	(11 0)
Jointly controlled operations	**(0 8)**		*–*	**(1 2)**	(2 1)

The amounts outstanding are unsecured and will be settled in cash No guarantees have been given or received

During the year ended 31 March 2007, SP Distribution Limited acquired tax losses from Scottish Electricity Settlements Limited ("SESL") for the sum of £2 3 million SESL has ceased trading and is to be wound up Amounts due to other group companies at 31 March 2007 include an amount of £5 1 million due from SESL This balance is not expected to be recovered and as a result has been fully provided

(c) Remuneration of key management personnel

The remuneration of the key management personnel of the group (which comprises the Board of Directors and the Executive Team) is set out below

	2007 £m	2006 £m	*2005 £m*
Short term employee benefits	**6 7**	6 6	*7 3*
Post employment benefits	**1 2**	4 1	*1 9*
Termination benefits	**5 1**	9 4	*–*
Share based payments	**2 2**	2 3	*1 5*
	15 2	22 4	*10 7*

(d) Directors' remuneration

(i) The emoluments of the Chairman, Executive Directors and Non Executive Directors for the year were as follows

	2007 £000	2006 £000
Basic salary	**1,818 0**	2,767 4
Bonuses	**1,510 0**	701 3
Pension allowance	**350 0**	73 4
Benefits in kind	**16 1**	71 4
Compensation/payment in lieu of notice	**4,473 7**	5,241 8
	8,167 8	8,855 3

One director (2006 five) has retirement benefits accruing under the company's defined benefit pension scheme

No directors (2006 two) exercised share options over Scottish Power Limited shares in the year

Two directors (2006 six) received shares during the year under the Long Term Incentive Plan

The emoluments of the highest paid director, excluding pension contributions, were £5,003,458 (2006 £2,987,823) The amount of accrued pension benefit for the highest paid director is £nil (2006 £270,498) The highest paid director received shares under the Long Term Incentive Plan during 2007 and 2006 During the year the highest paid director did not exercise share options over Scottish Power Limited shares but did in the prior year

Subsequent to the year end, and following the completion of the sale of the company to Iberdrola S A , Philip Bowman and Simon Lowth ceased to be employed by the company Amounts of £2,894,458 and £1,579 235 payable to Philip Bowman and Simon Lowth respectively, in respect of compensation for loss of basic salary, bonuses, pension allowance, pension and benefits have been included within the total exceptional charge for costs relating to the Iberdrola offer shown in Note 2

NOTES TO THE GROUP ACCOUNTS *continued*

for the year ended 31 March 2007

40 ACCOUNTING DEVELOPMENTS

In preparing these Accounts the group has applied all relevant IAS, IFRS and IFRIC Interpretations which have been adopted by the EU as of the date of approval of these Accounts, with the exception of IFRS 7 'Financial Instruments Disclosures' which is not mandatory for the group until the year ending 31 March 2008 This standard would require the group to disclose the significance of financial instruments for the group's financial position and performance and provide information about the group's exposure to risks arising from financial instruments and management's objectives, policies and processes for managing those risks The group is currently considering the detailed impact of IFRS 7, however, there will be no effect on the group's income or net assets on any future implementation of this standard

41 EVENTS AFTER THE BALANCE SHEET DATE

On 30 March 2007 shareholder approval was obtained at a Court Meeting and Extraordinary General Meeting of the company for the recommended offer for ScottishPower by Iberdrola S A effected by way of a scheme of arrangement pursuant to section 425 of the Companies Act 1985

Court hearings held on 19 April and 23 April 2007 respectively approved the sanction of the Scheme and the reduction of the company's share capital From 23 April 2007, the company considers Iberdrola S.A to be its parent company

From 8am on 28 June 2007 the listing on the Official List of ScottishPower ordinary shares was cancelled and these shares ceased to trade on the London Stock Exchange

From 730am on 12 July the listing on the Official List of ScottishPower B shares was cancelled and these shares were suspended from trading on the London Stock Exchange

On 17 July the company exercised the power under its Articles of Association to repurchase and cancel all the outstanding deferred shares for nil consideration

On 13 July the company re registered as a private company and as a consequence changed its name to Scottish Power Limited

Details of changes in the company's share capital following the approval of the scheme of arrangement are set out in Note 33

On 22 May 2007 Iberdrola S A announced plans to sell up to 20% of the shares in its renewable energy subsidiary, Iberdrola Energias Renovables (Iberenova) The board of Iberdrola also authorised a prior reorganisation of this business area with the goal of incorporating all renewable energy related subsidiaries of Iberdrola and ScottishPower group companies in Iberenova The company is currently unable to quantify the effect such reorganisation may have on the ScottishPower group

PRINCIPAL SUBSIDIARIES AND OTHER INVESTMENTS

Subsidiaries	Class of share capital	Proportion of shares held	Activity
Energy Networks			
Core Utility Solutions Limited	'A' and 'B' Ordinary shares £1	100%	Multi utility design and construction service
SP Distribution Limited	Ordinary shares £1	100%	Ownership and operation of distribution network within the ScottishPower area
SP Manweb plc	Ordinary shares 50p	100%	Ownership and operation of distribution network within the Mersey and North Wales area
SP Power Systems Limited	Ordinary shares £1	100%	Provision of asset management services
SP Transmission Limited	Ordinary shares £1	100%	Ownership and operation of transmission network within the ScottishPower area
Energy Retail & Wholesale			
CRE Energy Limited (Northern Ireland)	Ordinary shares £1	100%	Wind powered electricity generation
ScottishPower (DCL) Limited	Ordinary shares £1	100%	Electricity generation
ScottishPower Energy Management Limited	Ordinary shares £1	100%	Wholesale energy management company engaged in purchase and sale of electricity, gas and coal
ScottishPower Energy Management (Agency) Limited	Ordinary shares £1	100%	Agent for energy management activity of ScottishPower Energy Management Limited and Scottish Power UK plc
ScottishPower Energy Retail Limited	Ordinary shares £1	100%	Supply of electricity and gas to domestic and business customers
ScottishPower Generation Limited	Ordinary shares £1	100%	Electricity generation
ScottishPower (SCPL) Limited	'A' and 'B' Ordinary shares £1	100%	Electricity generation
ScottishPower (SOCL) Limited	'A' and 'B' Ordinary shares £1	100%	Management services
SP Dataserve Limited	Ordinary shares £1	100%	Data collection, data aggregation, meter operation and revenue protection
PPM Energy			
PPM Energy, Inc (USA)	Common stock	100%	Wholesale power marketer, developer of wind power projects and provider of natural gas storage/hub services
PPM Energy Canada Limited (Canada)	Common stock	100%	Natural gas storage
Other			
ScottishPower Financial Services, Inc (USA)	Common stock	100%	Finance company
ScottishPower Group Holdings Company (USA)	Common stock	100%	Investment holding
ScottishPower Holdings, Inc (USA)	Common stock	100%	US holding company
ScottishPower Insurance Limited (Isle of Man)	Ordinary shares £1	100%	Insurance
ScottishPower Investments Limited	Ordinary shares £1	100%	Holding company
ScottishPower NA 1 Limited#	Ordinary shares £1	100%	Holding company
ScottishPower NA 2 Limited#	Ordinary shares £1	100%	Holding company
Scottish Power Finance (Jersey) Limited (Jersey)#	Ordinary shares of no par value	100%	Finance company
Scottish Power Finance (US), Inc (USA)##	Common Stock	100%	Finance company
Scottish Power UK Group Limited#	Ordinary shares £1	100%	Holding company
Scottish Power UK Holdings Limited	Ordinary shares 50p	100%	Holding company
Scottish Power UK plc	Ordinary shares 50p	100%	Holding company
SP Finance 2 Limited#	Ordinary shares £1	100%	Holding company
Equity investments			
Jointly controlled entities			
CeltPower Limited	'B' Ordinary shares £1*	100%	Wind powered electricity generation
Colorado Wind Ventures LLC (USA)###	Not applicable	50%	Wind powered electricity generation
ScotAsh Limited	'B' Ordinary shares £1*	100%	Sales of ash and ash related cementitious products
Associate			
Wind Resources Limited	'B' Ordinary shares £1**	100%	Wind powered electricity generation

Notes

* Represents 50% of the total issued share capital

** Represents 45% of the total issued share capital

\# The investment in this company is a direct holding of Scottish Power Limited

\## Scottish Power Finance (US) Inc is a 100% owned finance subsidiary of Scottish Power Limited who will fully and unconditionally guarantee any securities issued by Scottish Power Finance (US), Inc

\###Colorado Wind Ventures LLC elected to be treated as a partnership and therefore has no defined class of share capital

The company considers that to give full particulars of all entities would lead to a statement of excessive length The information above includes the entities whose results or financial position, in the opinion of the company principally affect the results or financial position of the group

All companies are incorporated in Great Britain, unless otherwise stated

All of the company's subsidiaries are included in the consolidation to produce the group's results

The company is taking exemption under section 231(5) of the Companies Act 1985 from publishing a list of all subsidiaries A full list of subsidiaries is filed with the Annual Return

COMPANY BALANCE SHEET

as at 31 March 2007

	Notes	2007 £m	2006 £m
Fixed assets			
Investments	46	**3,972 0**	3,968 9
Current assets			
Debtors	47	**2,604 8**	3,445 3
Derivative financial instruments	48	**116 9**	5 5
Short term bank and other deposits		**1,365 4**	2,834 9
		4,087 1	6,285 7
Creditors amounts falling due within one year			
Loans and other borrowings	50	**(1,746 5)**	(2,067 4)
Derivative financial instruments	51	**(518 4)**	(178 2)
Other creditors	52	**(12 4)**	(6 5)
		(2,277 3)	(2,252 1)
Net current assets		**1,809 8**	4,033 6
Total assets less current liabilities		**5,781 8**	8,002 5
Creditors amounts falling due after more than one year			
Loans and other borrowings	50	**(758 7)**	(868 9)
Derivative financial instruments	51	**(50 8)**	
		(809 5)	(868 9)
Net assets		**4,972 3**	7,133 6
Called up share capital	53, 54	**625 6**	935 6
Share premium	54	**2,347 0**	2,326 0
Capital redemption reserve	54	**139 4**	19 2
Capital reserve	54	**191 7**	
Hedge reserve	54	**5 0**	
Profit and loss account	54	**1,663 6**	3,852 8
Shareholders' funds		**4,972 3**	7,133 6

The Accounting Policies and Other Notes on pages 68 to 71 form part of these Accounts

Approved by the Board on 25 July 2007 and signed on its behalf by

José Luis Del Valle Doblado
Chief Executive Officer

Robert Benns
Finance Director
(Non Board member)

COMPANY STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the year ended 31 March 2007

	2007 £m	2006 £m
Profit for the financial year	**323 3**	3,476 4
Cumulative opening adjustment on implementation of FRS 26 (net of tax)		(34 8)
Gains on effective cash flow hedges recognised	**8 2**	
Gains on revaluation of available for sale securities	**2 6**	
Tax on items taken directly to equity	**(3 2)**	
Net gains removed from equity and recognised during the year	**(1 1)**	
Tax on items transferred from equity	**0 3**	
Total recognised gains and losses	**330 1**	3,441 6

COMPANY RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

for the year ended 31 March 2007

	2007 £m	2006 £m
Profit for the financial year	**323 3**	3,476 4
Dividends	**(307 9)**	(428 1)
Other recognised gains and losses (net of tax)	**6 8**	
Return of cash to shareholders	**(2,249 9)**	
Share capital issued	**22 9**	35 1
Share buy back		(10 4)
Consideration paid in respect of purchase of own shares held under trust	**(2 2)**	(5 0)
Credit in respect of employee share awards	**9 2**	7 7
Consideration received in respect of sale of own shares held under trust	**36 5**	32 0
Net movement in shareholders' funds	**(2,161 3)**	3,107 7
Opening shareholders' funds	**7,133 6**	4,025 9
Closing shareholders' funds	**4,972 3**	7,133 6

The Accounting Policies and Other Notes on pages 68 to 71 form part of these Accounts

NOTES TO THE COMPANY ACCOUNTS

as at 31 March 2007

42 ACCOUNTING POLICIES

The principal UK GAAP accounting policies applied in preparing the company's Accounts are set out below

Basis of accounting
The Accounts have been prepared under the historical cost convention, modified to include the revaluation of derivative financial instruments, in accordance with applicable UK accounting standards issued by the Accounting Standards Board and comply with the Companies Act 1985

Investments
Investments in subsidiaries are stated in the balance sheet at cost, or nominal value of shares issued as consideration where applicable, less provision for any impairment in value

Foreign currencies
The functional currency of the company is UK sterling Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date Any gain or loss arising on the restatement of such balances is taken to the profit and loss account

Cash flow statement and related party disclosures
The company is included in the group Accounts of Scottish Power Limited, which are publicly available Consequently the company has taken advantage of the exemption from preparing a cash flow statement under the terms of FRS 1 'Cash Flow Statements (Revised 1996)' The company is also exempt under the terms of FRS 8 'Related Party Disclosures' from disclosing related party transactions with entities that are part of the group

Own shares held under trust
In accordance with Urgent Issues Task Force ("UITF") 38 'Accounting for ESOP trusts', own shares held under trust for the Scottish Power Limited group's employee share schemes are deducted in arriving at shareholders' equity Purchases and sales of own shares are disclosed as changes in shareholders' equity

Taxation
In accordance with FRS 19 'Deferred tax', full provision is made for deferred tax on a non discounted basis

Loans and other borrowings
All borrowings are stated at the fair value of the consideration received after deduction of issue costs The issue costs and interest payable on bonds are charged to the profit and loss account at a constant rate over the life of the bond Premiums or discounts arising on the early repayment of borrowings are recognised in the profit and loss account as incurred or received

Derivative financial instruments
Derivative financial instruments are accounted for in accordance with FRS 26 'Financial Instruments Measurement' Further details are given in 'O Financial Instruments' in the Group Accounting Policies

Scottish Power Finance (Jersey) Limited issued $700 million bonds which are convertible into preference shares in Scottish Power Finance (Jersey) Limited which are subsequently convertible into ordinary shares in Scottish Power Limited and are guaranteed by Scottish Power Limited With effect from 1 April 2005, the delivery of a fixed number of own equity shares in exchange for a fixed amount of foreign currency represents a financial liability in Scottish Power Limited As a derivative financial liability, the company has measured the call options within this debt structure at fair value, with changes in fair value recorded through the profit and loss account

The written call option is an 'American option' with a fair value that incorporates the value of equity shares delivered compared to preference shares received

43 EMPLOYEES

The company has no employees and it is not the sponsoring company of any of the group's retirement benefit schemes Directors are remunerated by other group companies Full details of directors' remuneration is provided in Note 39 to the group Accounts

44 AUDIT FEES

The auditors' remuneration of the group is billed on a group basis and is not recharged to the company Of the total group audit fee, £0 1 million related to the audit of the company Accounts The total auditors' remuneration for the group is disclosed in Note 3 to the group Accounts

45 DIVIDENDS

	2007 £m	2006 £m
Final ordinary dividend paid for the prior year	**138 7**	139 4
First interim ordinary dividend paid	**169 2**	96 0
Second interim ordinary dividend paid		96 3
Third interim ordinary dividend paid		96 4
Total ordinary dividends paid	**307 9**	428 1
Proposed final ordinary dividend		138 6
Special ordinary dividend	**178 3**	
Total ordinary dividends paid and proposed in respect of the financial year	**347 5**	427 3

A special dividend of 12 pence per ordinary share was approved and paid during April 2007

As part of the return of cash to ordinary shareholders in June 2006, a dividend of £3 60 per B share was paid in respect of 370,655,937 B shares totalling £1,334 4 million Further details of the return of cash to ordinary shareholders are set out in Note 33 to the group Accounts

46 FIXED ASSET INVESTMENTS

	Subsidiary undertakings Shares £m
Cost	
At 1 April 2006	3,968 9
Additions	9 2
Disposals	(6 1)
At 31 March 2007	3,972 0

Details of the company's principal subsidiaries are given on page 65

47 DEBTORS

	Notes	2007 £m	2006 £m
(a) Amounts falling due within one year			
Loans due from subsidiary undertakings	(i)	2,518 0	3,384 7
Interest due from subsidiary undertakings		5 3	6 0
Corporate tax debtor		63 4	36 5
Other debtors		5 2	4 7
		2,591 9	3,431 9
(b) Amounts falling due after more than one year			
Deferred tax asset	49	12 9	13 4
		2,604 8	3,445 3

(i) Interest on loans due from subsidiary undertakings is payable at 1% above the Royal Bank of Scotland base rate and the loans are repayable on demand

48 CURRENT ASSETS DERIVATIVE FINANCIAL INSTRUMENTS

	Note	2007 £m	2006 £m
(a) Amounts falling due within one year			
Forward contracts with subsidiary undertakings	51	35 9	
Forward contracts with external parties	51	30 2	
Cross currency interest rate swaps with external parties	51	–	5 5
		66 1	5 5
(b) Amounts falling due after more than one year			
Cross currency swaps with subsidiary undertakings	51	46 5	
Forward contracts with subsidiary undertakings	51	2 8	
Forward contracts with external parties	51	1 5	
		50 8	
		116 9	5 5

The company enters into derivative contracts with external parties which are matched with contracts entered into with subsidiary undertakings The movements in the fair values of these contracts, therefore, have a net £nil impact on the profit and loss account

49 DEFERRED TAX ASSET

	2007 £m	2006 £m
Mark to market losses on call option of convertible bonds of Scottish Power Finance (Jersey) Limited	13 4	13 4
Other temporary differences	(0 5)	
	12 9	13 4

The deferred tax asset will be amortised to match the tax relief available under prevailing tax legislation Currently relief is spread over a 10 year period

At 1 April 2006	13 4
Credited in profit and loss account	2 4
Recognised in the Statement of Total Recognised Gains and Losses	(2 9)
At 31 March 2007	12 9

NOTES TO THE COMPANY ACCOUNTS *continued*

as at 31 March 2007

50 LOANS AND OTHER BORROWINGS

	Notes	2007 £m	2006 £m
Loans and other borrowings are repayable as follows			
Within one year or on demand			
Loans from subsidiary undertakings	(a)	1,700 1	2,067 4
B shares	(b)	46 4	
		1,746 5	2,067 4
After more than one year			
US dollar bonds	(c)	758 7	868 9
		758 7	868 9

(a) Loans from subsidiary undertakings include a loan from Scottish Power Finance (Jersey) Limited of $700 million Interest is payable on this loan at 4% Interest on other loans from subsidiary undertakings is payable at 1% above the Royal Bank of Scotland base rate and the loans are repayable on demand

(b) Holders of B shares have the opportunity to have these purchased by the company on certain future dates up until 2011

(c) The US dollar bonds of £758 7 million (2006 £868 9 million) are repayable as follows due between two and three years £278 8 million (2006 £nil), due between three and four years £nil (2006 £315 8 million), and in more than five years £479 9 million (2006 £553 1 million)

51 CREDITORS DERIVATIVE FINANCIAL INSTRUMENTS

	Note	2007 £m	2006 £m
Amounts falling due within one year			
Embedded option of convertible bond of Scottish Power Finance (Jersey) Limited		452 3	172 7
Forward contracts with external parties	48	35 9	
Forward contracts with subsidiary undertakings	48	30 2	
Cross currency interest rate swaps with subsidiary undertakings	48		5 5
		518 4	178 2
Amounts falling due after more than one year			
Cross currency swaps with external parties	48	46 5	
Forward contracts with external parties	48	2 8	
Forward contracts with subsidiary undertakings	48	1 5	
		50 8	

52 CREDITORS AMOUNTS FALLING DUE WITHIN ONE YEAR OTHER CREDITORS

	2007 £m	2006 £m
Interest due to subsidiary undertakings	8 7	4 3
Accrued expenses	3 4	2 2
Other creditors	0 3	
	12 4	6 5

53 SHARE CAPITAL

	2007 £m	2006 £m
Allotted, called up and fully paid		
1,489,436,894 ordinary shares of 42p each (2006 1,871,235,749 ordinary shares of 50p each)	625 6	935 6

12,884,044 allotted, called up and fully paid non cumulative preference B shares of 50p each with a nominal value of £6 4 million and a book value of £46 4 million, remain outstanding at 31 March 2007 The B shares are classified as liabilities under FRS 25 and are therefore included within Creditors amounts falling due within one year loans and other borrowings (see Note 50) 370,655,937 allotted called up and fully paid deferred shares of 50p each, with a nominal value of £185 3 million and a book value of £nil remain outstanding at 31 March 2007

	2007 £m	2006 £m
Authorised		
3 114,833,355 ordinary shares of 42p each (2006 3 000,000 000 ordinary shares of 50p each)	1,308 3	1,500 0
12,884,044 non cumulative preference B shares of 50p each (2006 nil)	6 4	
370,655,937 deferred shares of 50p each (2006 nil)	185 3	
One special rights non voting redeemable preference share of £1 (2006 One)		
24 unclassified shares of 1p each (2006 nil)		
	1,500 0	1,500 0

Details of the movements in the company's share capital and share options are given in Note 33 to the group Accounts

54 ANALYSIS OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Number of shares 000s	Share capital £m	Share premium £m	Capital redemption reserve £m	Capital reserve £m	Hedge reserve £m	Profit and loss account £m	Total £m
At 1 April 2006	1,871,236	935 6	2,326 0	19 2			3,852 8	7,133 6
Profit for the year							323 3	323 3
Gains on effective cash flow hedges recognised						8 2		8 2
Gains on revaluation of available for sale securities		–					2 6	2 6
Tax on items taken directly to equity						(2 4)	(0 8)	(3 2)
Net gains removed from equity and recognised during the year						(1 1)		(1 1)
Tax on items transferred from equity						0 3		0 3
Dividends							(307 9)	(307 9)
Share capital issued								
ESOP	1,319	0 6	8 0					8 6
PacifiCorp Stock Incentive Plan	2,994	1 3	13 0	–				14 3
Capital reorganisation	(386,112)	(311 9)			311 9			
Return of cash to shareholders							(2,249 9)	(2,249 9)
Reserve transfer on repurchase of B share capital				120 2	(120 2)			
Consideration paid in respect of purchase of own shares held under trust							(2 2)	(2 2)
Credit in respect of employee share awards							9 2	9 2
Consideration received in respect of sale of own shares held under trust							36 5	36 5
At 31 March 2007	**1,489,437**	**625 6**	**2,347 0**	**139 4**	**191 7**	**5 0**	**1,663 6**	**4,972 3**

Of the profit and loss account reserve at 31 March 2007 of £1,663 6 million (2006 £3,852 8 million), £1,498 4 million (2006 £3,687 6 million) is available for distribution

55 PROFIT AND LOSS ACCOUNT

As permitted by Section 230 of the Companies Act 1985, the company has not presented its own profit and loss account The company's profit and loss account was approved by the Board on 25 July 2007 The profit for the financial year per the Accounts of the company was £323 3 million (2006 £3,476 4 million)

56 CONTINGENT LIABILITIES

In consideration of Scottish Power UK plc agreeing to subscribe for preference shares in SP Finance, the company has unconditionally and irrevocably agreed to indemnify and hold harmless Scottish Power UK plc against any liability or loss incurred as a direct result of Scottish Power UK plc being or having been a member of SP Finance

The company has unconditionally and irrevocably guaranteed the due payment of all sums expressed to be payable by Scottish Power Finance (Jersey) Limited under its US$700 million 4 00% step up perpetual subordinated convertible bond issue The bond guarantee constitutes direct and unsecured obligations of the company In the event of a winding up of the company, the claims of the bondholders to payment under the bond guarantee will be subordinated in right of payment to the claims of all senior creditors of the company and senior to the claims of holders of ordinary shares

In addition, the company has guaranteed the European Investment Bank ('EIB') debt of SP Transmission Limited, SP Distribution Limited and SP Manweb plc The total value of this debt in issue at 31 March 2007 is £195 8 million

57 EVENTS AFTER THE BALANCE SHEET DATE

On 30 March 2007 shareholder approval was obtained at a Court Meeting and Extraordinary General Meeting of the company for the recommended offer for ScottishPower by Iberdrola S A effected by way of a scheme of arrangement pursuant to Section 425 of the Companies Act 1985

Court hearings held on 19 April and 23 April 2007 respectively approved the sanction of the Scheme and the reduction of the company's share capital From 23 April 2007, the company considers Iberdrola S A to be its parent company

From 8am on 28 June 2007 the listing on the Official List of ScottishPower ordinary shares was cancelled and these shares ceased to trade on the London Stock Exchange

From 7 30am on 12 July the listing on the Official List of ScottishPower B shares was cancelled and these shares were suspended from trading on the London Stock Exchange

On 17 July the company exercised the power under its Articles of Association to repurchase and cancel all the outstanding deferred shares for nil consideration

On 13 July the company re registered as a private company and as a consequence changed its name to Scottish Power Limited

Pursuant to the acquisition of the company by Iberdrola S.A the holders of the convertible bonds of Scottish Power Finance (Jersey) Limited were given the opportunity to convert the bonds into ordinary shares in the company Details of the conversion are set out in Note 24(c)(v)

Details of changes in the company's share capital following the approval of the scheme of arrangement are set out in Note 33

On 22 May 2007, Iberdrola S A announced plans to sell up to 20% of the shares in its renewable energy subsidiary, Iberdrola Energias Renovables (Iberenova) The board of Iberdrola also authorised a prior reorganisation of this business area with the goal of incorporating all renewable energy related subsidiaries of Iberdrola and ScottishPower group companies in Iberenova On 25 July, as part of this reorganisation the company acquired from ScottishPower NA 2 Limited, the entire issued share capital of ScottishPower Holdings, Inc (SPHI) The company is currently unable to quantify any further effect such reorganisation may have on the company

INDEPENDENT AUDITORS' REPORT

to the members of Scottish Power Limited (formerly Scottish Power plc)

We have audited the group and parent company accounts (the "accounts") of Scottish Power Limited (formerly Scottish Power plc) for the year ended 31 March 2007 which comprise the Group Accounting Policies, the Group Income Statement, the Group Statement of Recognised Income and Expense, the Group Cash Flow Statement, the Movement in Net Cash and Cash Equivalents, the Reconciliation of Movement in Net Cash and Cash Equivalents to Movement in Net Debt, the Group Balance Sheet, notes 1 to 41 to the Group Accounts, the Critical Accounting Judgements and Key Sources of Estimation Uncertainty, the Principal Subsidiaries and Other Investments, the Company Balance Sheet, the Company Statement of Total Recognised Gains and Losses, the Company Reconciliation of Movements in Shareholders' Fund and notes 42 to 56 to the Company Accounts The group accounts have been prepared in accordance with the Group Accounting Policies The parent company accounts have been prepared under the accounting policies set out in note 42 to the Company Accounts

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985 Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the Annual Report and the group accounts in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, and for preparing the parent company accounts in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of Directors' Responsibilities for the Accounts

Our responsibility is to audit the accounts in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland)

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985 We also report to you whether in our opinion the information given in the Directors' Report is consistent with the accounts

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We read the other information contained in the Annual Report as described in the contents section, and consider whether it is consistent with the audited accounts This other information comprises only the Directors' Report We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements Our responsibilities do not extend to any further information outside the Annual Report

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts

OPINION

In our opinion

- the group accounts give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 March 2007 and of its profit for the year then ended,
- the parent company accounts give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 31 March 2007,
- the group and parent company accounts have been properly prepared in accordance with the Companies Act 1985, and
- the information given in the Directors' Report is consistent with the accounts

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Glasgow, United Kingdom
25 July 2007

Document Inventory

Please note that the date given is the date on which the document was accepted by the UK Companies House. In the event of several similar documents having the same date of acceptance, the date or name as appropriate involved in the transaction will appear in brackets.

Companies House Form 88(2)

- 28/05/2008 (21/05/2007)
- 28/05/2008 (21/06/2007)
- 28/05/2008 (25/06/2007)
- 28/05/2008 (09/07/2007)
- 28/05/2008 (18/07/2007)
- 28/05/2008 (04/09/2007)
- 28/05/2008 (20/09/2007)
- 28/05/2008 (22/10/2007)

Companies House Form 122

- 14/08/2007
- 05/10/2007
- 17/10/2007
- 23/10/2007
- 20/11/2007
- 29/01/2008
- 02/02/2008
- 11/02/2008
- 14/03/2008
- 17/03/2008
- 27/03/2008
- 03/04/2008
- 21/04/2008
- 08/05/2008
- 20/05/2008

Companies House Form 169

- 11/03/2006
- 14/08/2007
- 05/10/2007
- 23/10/2007
- 20/11/2007
- 28/11/2007
- 07/12/2007
- 02/02/2008
- 11/02/2008
- 06/03/2008
- 07/03/2008
- 27/03/2008
- 03/04/2008
- 08/05/2008

Companies House Form 225

- 29/11/2007

Companies House Form 288a

- 04/10/2007
- 20/10/2007

Companies House Form 288b

- 04/10/2007
- 20/10/2007

Companies House Form 288c

- 22/05/2008 (Alcolea Cantos)
- 22/05/2008 (Becker Zuazua)
- 22/05/2008 (Del Valle Doblado)
- 22/05/2008 (Fernandez Olmedo)
- 22/05/2008 (Morras Zuazo)
- 22/05/2008 (Sainz Armada)
- 22/05/2008 (San Pedro Gerenabarrana)
- 22/05/2008 (Sanchez Galan)

Companies House Form 363a (Annual Return)

- 05/06/2008

Annual Report & Accounts 2006/07

- 29/10/2007

Auditor's Letter of Resignation

- 24/11/2007

Written Resolutions of Scottish Power Limited

- 18/07/2008

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com


LATHAM&WATKINS LLP
SEC MAIL PROCESSING
RECEIVED
JUL 27 2007
WASH, D.C.
209
SECTION



FIRM / AFFILIATE OFFICES

Barcelona	New Jersey
Brussels	New York
Chicago	Northern Virginia
Frankfurt	Orange County
Hamburg	Paris
Hong Kong	San Diego
London	San Francisco
Los Angeles	Shanghai
Madrid	Silicon Valley
Milan	Singapore
Moscow	Tokyo
Munich	Washington, D.C.

July 27, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Scottish Power Limited**
Application for Exemption Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended

Dear Sir or Madam:

This letter is being furnished to the U.S. Securities and Exchange Commission (the "***Commission***") on behalf of our client, Scottish Power Limited ("**ScottishPower**"), a company incorporated under Scots law, in order to establish an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), afforded to foreign private issuers eligible under Rule 12g3-2(b) under the Exchange Act, in respect of Scottish Power's non-cumulative preference shares (the "***B Shares***"). Scottish Power was formerly registered as a public limited company known as Scottish Power plc (the "***Predecessor,***" and together with Scottish Power, the "***Company***") until its conversion to a private limited company on July 13, 2007.

Following the acquisition by Iberdrola, S.A. ("***Iberdrola***") of the entire issued ordinary share capital of the Company (the "***Ordinary Shares***") by means of a scheme of arrangement (the "***Scheme***") on April 23, 2007 (the "***Acquisition***"), the Company became a wholly owned subsidiary of Iberdrola. The Company's Ordinary Shares and the related American Depositary Shares (the "***ADS***s") were delisted from the New York Stock Exchange (the "***NYSE***") on April 25, 2007, following the consummation of the Acquisition. The Company removed the Ordinary Shares and ADSs from registration under the Exchange Act on May 11, 2007. In addition, the Company also had 4.910% notes due 2010 in the aggregate principal amount of $550 million, 5.375% notes due 2015 in the aggregate principal amount of $600 million and 5.810% notes due 2025 in the aggregate principal amount of $350 million (collectively, the "***Notes***") which were voluntarily delisted from the NYSE on July 11, 2007. On July 23, 2007, the Company filed a Form 15F to terminate the registration of the Notes and the reporting obligations of the Company under the Exchange Act.

The listing of the Company's Ordinary Shares on the London Stock Exchange was cancelled by the UK Financial Services Authority on June 28, 2007 and the Company's B Shares were voluntarily delisted from the London Stock Exchange as of July 12, 2007.

Accordingly, the principal public disclosure and reporting requirements applicable to the Company from the beginning of its last fiscal year on April 1, 2007 were:

(i) until July 12, 2007: (a) the UK Companies Act, 1985 and the UK Companies Act, 2006 (both as amended) (the "***Companies Acts***"); (b) the Financial Services and Markets Act 2000 (and any rules thereunder) and (c) the London Stock Exchange Listing Rules;

(ii) as of July 13, 2007, the Companies Acts; and

(iii) until July 23, 2007, the Exchange Act.

A. Information Requirements

Pursuant to paragraph (b)(1)(ii) of Rule 12g3-2 under the Exchange Act ("***Rule 12g3-2***"), we have enclosed herewith as *Exhibit A* a list of the information that the Company: (1) has made or is required to make public pursuant to Scots law by filing with, or other disclosure to, the UK Companies Registrar ("***Companies House***") and which will be made public by Companies House; (2) has filed or was required to file pursuant to the Listing Rules and the Disclosure Rules of the London Stock Exchange prior to its delisting and (3) has distributed or is required to distribute to holders of B Shares.

Exhibit A also states in connection with each item: (1) the date on which a particular item is required to be made public, filed with Companies House, or distributed to holders of B Shares; and (2) the party or parties to whom such item is required to be made public, filed or distributed.

B. Information Submitted

A list of the information so made public, filed with Companies House, or distributed to holders of B Shares by the Company since April 1, 2007, the beginning of its last fiscal year, is enclosed herewith as Exhibit B. In addition, we have enclosed herewith (1) one copy of each of the documents filed with Companies House and (2) a cross reference to the documents available via the Electronic Data Gathering, Analysis, and Retrieval system of the Commission ("***EDGAR***") which have been (A) filed by the Company with the London Stock Exchange and concurrently furnished to the Commission under Form 6-K via the Regulatory Information Service of the London Stock or (2) filed with or furnished to the Commission. The Company has advised us that there has been no information distributed to holders of B Shares since April 1, 2007, that was not filed or furnished as described in the preceding sentence. The Company has further advised that no information has been made public, filed, furnished or distributed to its security holders since the Company filed its application for deregistration under the Exchange Act.

C. Additional Information

The Company has advised us that it will furnish the Commission on an on-going basis the information as described in clauses (A), (B) and (C) of subparagraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act promptly after such information is made or is required to be made public. The Company will also promptly furnish the Commission with a revised list reflecting changes from that listed in *Exhibit A*, following the end of the fiscal year in which any such changes have occurred.

D. U.S. Shareholders

The Company has advised us that, as of March 31, 2007, there were 12,879,136 B Shares issued and outstanding and, to the best of its knowledge, approximately 424,600 B Shares, representing approximately 3% of the Company's outstanding B Shares, were beneficially owned by approximately 300 holders resident in the United States as of such date. The Company's B Shares were issued to beneficial holders resident in the United States on May 12, 2006 as part of a capital reorganization pursuant to which one in every three Ordinary Shares of the Company held by each shareholder was reclassified into a B share (the "**Capital Reorganization**").

The information furnished above relating to the number of holders of B Shares resident in the United States has been established, to the extent known, on the basis of a review by Capital Precision of information obtained from the custodian banks regarding shareholders.

F. Previous Public Distributions

The Company has advised us that the most recent public distribution of securities by the Company or by an affiliate of the Company were the following:

(i) the Capital Reorganization; and

(ii) the issuance by Iberdrola of its ordinary shares, including in the form of American Depositary Shares, to the shareholders of the Predecessor, in connection with the Scheme, pursuant to a registration exemption provided by Section 3(a)(10) of the Securities Act of 1933, as amended.

****

All information and documents furnished under paragraph (b)(1) of Rule 12g3-2 are furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

It would be appreciated if the Commission would confirm that the Company is exempt from the requirements of Section 12(g) of the Act based on the information provided in connection with this submission. If you have any questions with regard to this information, please do not hesitate to contact the undersigned at 011-44-20-7710-1076.

LATHAM&WATKINS LLP

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter.

Very truly yours,

Michael S. Immordino (by S. [illegible])

Michael S. Immordino
of LATHAM & WATKINS

LO\370764.7

EXHIBIT A

DOCUMENTS THAT THE COMPANY IS REQUIRED TO FILE ON AN ONGOING BASIS AND/OR WAS REQUIRED TO DISCLOSE PRIOR TO ITS DELISTING

TABLE A: INFORMATION THE COMPANY MADE OR WAS REQUIRED TO MAKE PUBLIC OR FILE PURSUANT TO SCOTS LAW BY FILING WITH, OR OTHER DISCLOSURE TO, COMPANIES HOUSE;

TABLE B: INFORMATION THE COMPANY MADE OR WAS REQUIRED TO MAKE PUBLIC OR FILE PURSUANT TO THE LISTING RULES AND THE DISCLOSURE RULES OF THE LONDON STOCK EXCHANGE PRIOR TO ITS DELISTING.

TABLE C: INFORMATION THE COMPANY DISTRIBUTES OR IS REQUIRED TO DISTRIBUTE TO ITS SHAREHOLDERS.

Definitions:

the "**Company**" means Scottish Power Limited, and prior to 12 July 2007, Scottish Power Plc.

"**Class 3 transaction**" means a transaction where all percentage ratios are less than 5%.

"**Class 2 transaction**" means a transaction where any percentage ratio is 5% or more but each is less than 25%.

"**Class 1 transaction**" means a transaction where any percentage ratio is 25% or more.

"**FSA**" means the Financial Services Authority. The part of the FSA that acts a competent authority in respect of the Listing Rules, Disclosure Rules and Transparency Rules is the UK Listing Authority (the "UKLA").

"**LSE**" means the London Stock Exchange Plc.

"**RIS**" means a Regulatory Information Service.

TABLE A REGISTRAR OF COMPANIES

	Document	Time period for filing
1.	Amendments to memorandum and articles of association.	Within 15 days of the amendment taking effect or, if altered by any statutory provision, 15 days after the provision comes into force.
2.	Directors' report, auditors' report and annual accounts.	Within six months of the Company's relevant accounting period.
3.	Special resolutions and extraordinary resolutions, and resolutions which are passed by the unanimous agreement of all the members, but which would otherwise have needed to be passed as special resolutions or extraordinary resolutions.	Within 15 days of passing the resolution.
4.	Effective Resolutions and resolutions revoking elective	Within 15 days of passing the resolution.

10 months → 9 months
31 Dec 2009
A/c 9 mo

LO\370764.7

	Document	Time period for filing
	resolutions.	
5.	Class resolutions passed by unanimous agreement of all the members of a class of shareholders but which would otherwise have needed to be passed by a specific majority or in another manner. Also all resolutions or agreements that effectively bind all the members of any class of shareholders though they have not been agreed by all those members.	Within 15 days of passing the resolution.
6.	Ordinary resolutions: • to give, vary, revoke or renew an authority to the directors to allot shares and to make a market purchase of its own shares; • to prevent or reverse a director's resolution to allow title of shares to be evidenced or transferred without a written document; and • to authorise an increase in share capital.	Within 15 days of passing the resolution.
7.	Directors' resolutions: • to alter the memorandum of association of a company ceasing to be a public company following the acquisition of its own shares; and • to allow title to be evidenced and transferred without a written document.	Within 15 days of passing the resolution.
8.	Annual return.	Within 28 days of the anniversary of the Company's date of incorporation and annually thereafter within 28 days of the anniversary of the date of delivery of the previous annual return.
9.	Notification of a resolution of the Company authorising an increase, consolidation, subdivision, conversion into stock, redemption or cancellation of its shares.	Within one month of passing the resolution.
10.	Notification of a resolution of the Company authorising an increase in share capital.	Within 15 days of passing the resolution.
11.	Resolution to reduce share capital and court order and minutes relating thereto.	Resolution to be filled within 15 days of it being passed; court order and minutes to be filed promptly after receipt from the court. Resolution takes effect on the registration of the order and minutes.
12.	Notice of change of particulars of directors or secretary or any important change in the functions or executive responsibilities of a director.	Within 14 days of the date of occurrence.

	Document	Time period for filing
13.	Notice of change of registered office.	On occurrence. Changes take effect upon notice being registered.
14.	Change in the Company's name.	Within 15 days of the passing of the resolution.
15.	Notice of allotment of shares or securities.	Within one month of allotment.
16.	Notice of change of location of share register.	Within 14 days of occurrence.
17.	Notification of change of accounting reference date.	No time limit.
18.	Directors' service contracts.	Available for inspection at the registered office during normal business hours.
19.	Notification of certain charges over the assets of the Company.	Within 21 days of creation of the charge.
20.	Notification of ordinary resolution to remove an auditor.	Within 14 days of resolution.
21.	Notification of change of directors, secretary or any changes to the register of directors and secretaries.	Within 14 days of resolution.
22.	Notification as to location of directors' service contracts for inspection.	No time limit.
23.	Resolution conferring, varying, revoking or renewing authority of the Company to purchase its own shares.	Within 15 days
24.	Disclosure by the Company of purchase of own shares.	Within 28 days (beginning with the date on which any shares purchased by a Company are delivered to it.)
25.	Disclosure of cancellation or disposal of treasury shares.	Within 28 days from the date shares are cancelled or disposed of.
26.	Interim accounts.	No time limit.
27.	Initial accounts and auditor's report on initial accounts.	In time for the relevant distribution.
28.	Notice of name of new class of shares.	A notice containing particulars within one month of date of creation.
29.	Variation of rights of a class of share.	Within 15 days of the passing of the resolution.
30.	Resolution relating to transfer of non-cash asset in an initial period.	A copy of the resolution together with the valuer's report within 15 days of the transfer of the assets.
31.	Report as to the value of any non-cash consideration for which the Company proposes to allot shares.	At the same time that the Company files the return of the allotment of those shares.

	Document	Time period for filing
32.	Commission payable in connection with subscription for shares where shares not offered to the public.	Before payment of commission.
33.	Auditor's notice of resignation.	Within 14 days of deposit of notice at the registered office.
34.	Registrars of directors' interests and substantial interests.	Within 3 days of notification.
35.	Satisfaction and release of property from charge in whole or in part.	Optional.
36.	Overseas branch register.	Within 14 days of opening of office, charge or discontinuance.

TABLE B LISTING RULES AND DISCLOSURE & TRANSPARENCY RULES

	Document	Time period for filing
1.	Provision to the FSA of any information required by the FSA to be published as it considers appropriate to protect investors or to ensure the smooth operation of the market or to verify whether the Listing Rules and the Disclosure Rules are being complied with.	Within such time limits as the FSA deems appropriate.
2.	Provision to the FSA of a request for the listing of its securities to be cancelled including: • the Company's name; • details of the securities to which it relates and the exchanges on which they're traded; • clear explanation of the background and reasons for the request; • date on which the Company requests the cancellation to take place; • name and contact details of the person at the company with whom the FSA should liaise in relation to the request; • copy of the announcement the company proposes to notify to a RIS that it is relying on in making its request to cancel; and • copy of the announcement the Company proposes to notify to a RIS announcing the cancellation.	At least 24 hours prior to the cancellation. The supporting information should have been provided at the very latest by 3pm on the business day before the cancellation is to take effect.
3.	Provision to the FSA of the contact details of at least one appropriate person to act as the first point of contact with the FSA in relation to the Company's compliance with the listing, disclosure and transparency rules.	No time limit specified.
4.	Notification to the FSA that the number of shares in public hands has fallen below 25%.	Without delay.
5.	Provision to the FSA of two copies of: • all circulars, notices, reports, announcements or other documents to which the listing rules apply at the same time as they are issued; and • all resolutions passed by the Company other than resolutions concerning ordinary business at an annual general meeting without delay after the relevant general meeting, • for publication by making them available to the public for inspection at the Document Viewing Facility.	At the same time as they are issued.
6.	Notification to a RIS when a document has been submitted without delay for publication through the Document Viewing Facility, unless the full text of the	Without delay.

	Document	Time period for filing
	document is provided to the RIS.	
7.	Notification to a RIS of: (a) any proposed change to capital structure including the structure of its listed debt securities;	As soon as possible (save that an announcement may be delayed while a marketing or underwriting is in progress)
	(b) any redemption of listed shares including details of the number of shares redeemed;	As soon as possible
	(c) any change to the board including the appointment, resignation, removal, or retirement of a director, important changes to the role, functions or responsibilities of a director and the effective date of the change if it's not with immediate effect (or, if the date of the change is not known, a statement to this effect and notice once it has been decided.)	Without delay and in any case by the end of the business day following the decision or receipt of notice about the change by the Company.
	(d) Details regarding any new director appointed to the board including: • Details of all directorships held by the director in any public company in the previous five years indicating whether he is still a director; • Any unspent convictions in relation to indictable offences; • Details of any receiverships, compulsory liquidations, company voluntary arrangements, or any other composition or arrangements with its creditors whatsoever of any company where the director was an executive director at the time of, or within 12 months preceding such events; • Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnership where the director was partner at the time of, or within 12 months preceding such events; • Details of receiverships of any asset of such person or of a partnership of which the director was a partner at the time of, or within the 12 months preceding such events; and • Details of any public criticisms of the director by statutory or regulatory authorities and whether the director has ever been disqualified by court from acting as a director or in management or conduct of a company.	Without delay and in any case within five business days of the decision to appoint such director.
	(e) as in (d) save where any of the stated facts occur to a	Without delay.

	Document	Time period for filing
	current director.	
	(f) information relating to the disposal of equity shares under an exemption allowed in the lock-up arrangements disclosed in accordance with the PD Regulations together with the details and any variation in such lock-up arrangements.	Without delay.
	(g) all resolutions passed by the company other than resolutions concerning ordinary business passed at an AGM;	Without delay.
	(h) any change of name (the FSA must also be informed) or accounting reference date;	Without delay.
	(i) any extension of time granted for the currency of temporary documents of title; and	
	(j) if the securities are subject to an underwriting agreement, the Company can, at its discretion, and subject to the rules on disclosure of insider information, delay notifying a RIS for up to two business days until the obligation by the underwriter to take or procure others to take the securities is finally determined or lapses. In the case of an issue or offer of securities which is not underwritten, notification of the result must be made as soon as it is known.	
8.	If the Company agrees the terms of a Class 3 transaction and releases any details to the public, notification of those details to a RIS.	No later than the release of details to the public.
9.	If the Company agrees the terms of a Class 2 transaction, notification of prescribed information to a RIS.	As soon as possible after the terms are agreed.
10.	If the Company agrees the terms of a Class 1 transaction, notification of prescribed information to a RIS and obtain shareholder approval.	As in a Class 2 transaction
11.	Decisions by the board of directors of the Company on dividends including: • the exact net amount payable per share; • the payment date; • the record date (where applicable); and • any foreign income dividend election.	As soon as possible.
12.	Notification to a RIS of any purchase of the Company's own equity shares by or on behalf of the Company or	Without delay and in any case no later than 7.30am on the business day

	Document	Time period for filing
	any other member of its group.	following the calendar day on which the purchase occurred.
13.	If the Company or its subsidiary undertakings proposes to enter into a transaction with a related party, then the Company must make an announcement giving the name of the related party and details of the nature and extent of the interest of the related party in the transaction.	As soon as possible.
14.	Notification to a RIS of any purchases, early redemptions or cancellations of the Company's own listed equity securities (other than equity shares) or preference shares by or on behalf of the Company or any other member of its group if an aggregate of 10% of the initial amount of the relevant class of securities has been purchased, redeemed or cancelled and for each 5% in aggregate of the initial amount of that class acquired thereafter.	As soon as possible and in any case no later than 7.30am on the business day following the calendar day on which the threshold was exceeded.
15.	If by virtue of holding treasury shares (a company's own issued shares that it has bought but not cancelled where the purchase was financed out of the company's distributable profits) the Company is allotted shares as part of a capitalisation issue, the Company, notification to a RIS of the date of the allotment, the number of shares allotted, a statement as to what shares allotted have been cancelled and what number is being held as treasury shares and where shares allotted are being held as treasury shares, a statement of the total number of treasury shares of each class held by the Company following allotment and the number of shares of each class that the Company has in issue less the total number of treasury shares of each class held by the Company following the allotment.	As soon as possible and in no event later than 7.30am on the business day following the calendar day on which the allotment occurred.
16.	Notification of any sale for cash, transfer for the purposes of or pursuant to an employees' share scheme or cancellation of treasury shares by the Company of the date of the sale etc., the number of shares sold etc., the sale or transfer price for each of the highest and lowest paid and a statement of the total number of treasury shares of each class held by the Company following the sale etc. and the number of shares of each class that the Company has in issue less the total number of treasury shares of each class held by the Company following the sale etc..	As soon as possible and in no event later than 7.30am on the business day following the calendar day on which the sale etc. occurred.
17.	Notification to a RIS of any inside information (the definition covers information relating to particular securities or particular issuers of securities (such as the Company). This could include information affecting competitors or the sector of activity of the Company's group. The information must be specific or precise and not relate to securities or issuers generally. It must not have been made public and if it were to be made public it	As soon as possible.

	Document	Time period for filing
	must be likely to have a significant effect on the price of any securities) which directly concerns the Company unless such disclosure would prejudice its legitimate interests (and under its own responsibility) and provided that the omission wouldn't be likely to mislead the public and any person receiving the information owes the Company a duty of confidentiality and the issuer is able to ensure the confidentiality of the information.	
18.	Publication of the inside information notified to the RIS on the Company's internet site.	Before the close of the business day following the RIS announcement (but not before notification to the RIS) and for one year after such notification.
19.	Notification to a RIS of any transactions conducted by a person discharging managerial responsibilities or their connected persons on their own account in the shares/financial instruments of the Company.	Without delay and in any case by no later than the end of the business day following the receipt of such information by the relevant person.
20.	Publication of the percentage of voting rights attributable to any of its own shares acquired or disposed either itself or through a person acting in its own name but on the issuer's behalf, where that percentage reaches, exceeds or falls below the thresholds of 5% or 10% of the voting rights.	As soon as possible and in any case within four trading days following such acquisition or disposal.
21.	On receipt of notification from a shareholder or holder of financial instruments giving him voting rights of his reaching, exceeding or falling below voting rights of 3%, 4%, 5%, 6%, 7%, 8%, 9%, 10% and each 1% threshold thereafter up to 100% as a result of an acquisition or disposal of shares or financial instruments or as a result of events changing the breakdown of voting rights, publication of all of the information contained in the notification.	As soon as possible and in any event by not later than the end of the trading day following receipt of the notification.
22.	Disclosure of the number of voting rights and capital in respect of each class of share issued and the total number of voting rights attaching to treasury shares where an increase or decrease has occurred.	At the end of the calendar month during which an increase or decrease has occurred.
23.	Communication of any proposed new or amended constitution to the FSA and the LSE.	Without delay and in any case on the date of calling the general meeting which is to vote on or be informed of the amendment.
24.	Disclosure to the public of any change in the rights attaching to its various classes of shares or other securities, any new loan issues, or guarantees or security in respect of such issues.	Without delay.
25.	Notification to shareholders on the place, time and agenda of meetings, the total number of shares and voting rights and the rights of holders to participate in meetings and must also publish notices or distribute	No time specified.

	Document	Time period for filing
	circulars concerning the allocation and payment of dividends and the issue of new shares.	

TABLE C SHAREHOLDERS

	Document	Time period for dispatch
1.	Directors' report, auditors' report and annual accounts	To shareholders, holders of debentures and every other person who is entitled to receive notice of general meetings not less than 21 days before the date of the meeting at which copies of those documents are to be presented, which meeting must be held within seven months of the Company's fiscal year end.
2.	Notices of general meetings with explanatory circulars and proxy forms.	To shareholders not less than 21 days before the annual general meeting or meetings where it is intended to propose a special resolution; not less than 14 days before other general meetings.
3.	Notice of change of particulars of directors or secretary or any important change in the functions or executive responsibilities of a director.	To the holders of the Company's securities. Register of directors and secretaries available for inspection at the registered office during normal business hours.
4.	Directors' service contacts.	Available for inspection at the registered office during normal business hours and at the place of the annual general meeting for at least 15 minutes prior to and during the meeting.
5.	Minute and statutory books.	Available for inspection at the registered office during normal business hours.

EXHIBIT B

LIST OF DOCUMENTS MADE PUBLIC BY THE COMPANY

Since April 1, 2007, and until the date hereof, as set forth below, the following information has been (1) made public pursuant to Scots law by filing with, or other disclosure to, Companies House and was made public by Companies House; (2) filed pursuant to the Listing Rules and the Disclosure Rules of the London Stock Exchange prior to the Company's delisting and (3) distributed to holders of B Shares.

	Documents filed with Registrar of Companies:	Filing Date
1.	Form 88(2)R – return of allotment of shares on 28 March 2007	02 April 2007
2.	Form 88(2)R – return of allotment of shares on 28 March 2007	02 April 2007
3.	Form 88(2)R – return of allotment of shares on 28 March 2007	02 April 2007
4.	Form 88(2)R – return of allotment of shares on 10 April 2007	18 April 2007
5.	OC – Order of Court sanctioning scheme of arrangement	19 April 2007
6.	MISC – Miscellaneous document (scheme of arrangement)	19 April 2007
7.	OC138 – Order of Court (Section 138) and minute relating to reduction of share capital	23 April 2007
8.	CERT15 – Certificate of registration of order of court and minute on reduction of issued capital	23 April 2007
9.	MEM/ARTS – registration of Memorandum and Articles of Association	23 April 2007
10.	Form 123 – Notice of increase in nominal capital (already adjusted) on 30 March 2007	01 May 2007
11.	Form 122 – Notice of sub-division of shares on 30 March 2007	01 May 2007
12.	RES01 – Resolution (i) approving scheme of arrangement; (ii) reducing issued capital; and (iii) altering Articles, dated 30 March 2007	01 May 2007
13.	Form 88(2)O – return of allotment of shares issued for other than cash on 23 April 2007	01 May 2007
14.	Form 288b – resignation of director	04 May 2007
15.	Form 288b – resignation of director	04 May 2007
16.	Form 288b – resignation of director	04 May 2007
17.	Form 288b – resignation of director	04 May 2007
18.	Form 288b – resignation of director	04 May 2007
19.	Form 288b – resignation of director	04 May 2007
20.	Form 288b – resignation of director	04 May 2007
21.	Form 288b – resignation of director	04 May 2007

22.	Form 288a – appointment of director	04 May 2007
23.	Form 288a – appointment of director	04 May 2007
24.	Form 288a – appointment of director	04 May 2007
25.	Form 288a – appointment of director	04 May 2007
26.	Form 288b – resignation of director	04 May 2007
27.	Form 288b – resignation of director	04 May 2007
28.	Form 288a – appointment of director	04 May 2007
29.	Form 288a – appointment of director	04 May 2007
30.	Form 288a – appointment of director	04 May 2007
31.	Form 288a – appointment of director	08 May 2007
32.	Form 288a – appointment of director	08 May 2007
33.	Form 88(2)O – return of allotment of shares issued for other than cash on 16 April 2007	09 May 2007
34.	SA – Shares Agreement	09 May 2007
35.	Form 169 – Company purchasing its own shares on 30 May 2007	18 June 2007
36.	Form 122 – Notice of consolidation/cancellation/conversion of shares on 3 May 2007	18 June 2007
37.	Form 88(2)O – return of allotment of shares issued for other than cash on 19 April 2007	26 June 2007
38.	Form 88(2)O – return of allotment of shares issued for other than cash on 19 April 2007	26 June 2007
39.	RES01 – Resolution to re-register the Company from Plc to Private, dated 15 June 2007	13 July 2007
40.	Form 53 – Application for re-registration from public company to private company	13 July 2007
41.	MAR – Re-registration of Memorandum and Articles of Association	13 July 2007
42.	CERT10 – Certificate of re-registration of Company from Plc to private	13 July 2007
43.	RES01 – Resolution to repurchase shares (under Section 164 of the Companies Act 1985) and adopt Articles, dated 16 July 2007	19 July 2007

Regulatory announcements and press releases filed with or furnished to the Commission:		Filing Date (File Number)
44.	Form 6-K – Announcement dated 3 April 2007 (holdings in the Company)	03 April 2007 (07742148)
45.	Form 6-K – Announcement dated 4 April 2007 (Rule 8.1- shareholding and disclosure of managerial responsibilities)	04 April 2007 (07747041)
46.	Form 6-K – Announcement dated 4 April 2007 (director/PMDR shareholding)	04 April 2007 (07747086)
47.	Form 6-K – Announcement dated 4 April 2007 (director/PMDR shareholding)	04 April 2007 (07747766)
48.	Form 6-K – Announcement dated 4 April 2007 (Rule 8.1- shareholding and disclosure of managerial responsibilities)	04 April 2007 (07747837)
49.	Form 6-K – Announcement dated 5 April 2007 (ex-dividend date)	05 April 2007 (07751326)
50.	Form SC 13D/A – General statement of acquisition of beneficial ownership dated 9 April 2007	09 April 2007 (07756011)
51.	Form 6-K – Announcement dated 10 April 2007 (director/PMDR shareholding)	10 April 2007 (07757853)
52.	Form 6-K – Announcement dated 10 April 2007 (Rule 8.1- shareholding and disclosure of managerial responsibilities)	10 April 2007 (07757858)
53.	Form 6-K – Announcement dated 10 April 2007 (director/PMDR shareholding)	10 April 2007 (07757934)
54.	Form 6-K – Announcement dated 10 April 2007 (Rule 8.1- shareholding and disclosure of managerial responsibilities)	10 April 2007 (07757948)
55.	Form 6-K – Announcement dated 12 April 2007 (director/PMDR shareholding)	12 April 2007 (07762453)
56.	Form 6-K – Announcement dated 12 April 2007 (Rule 8.1- shareholding and disclosure of managerial responsibilities)	12 April 2007 (07762456)
57.	Form 6-K – Announcement dated 12 April 2007 (holdings in the Company)	12 April 2007 (07762463)
58.	Form 6-K – Announcement dated 12 April 2007 (director/PMDR shareholding)	12 April 2007 (07763003)
59.	Form 6-K – Announcement dated 12 April 2007 (Rule 8.1- shareholding and disclosure of managerial responsibilities)	12 April 2007 (07763030)
60.	Form 6-K – Announcement dated 12 April 2007 (Rule 2.10 – relevant securities in issue)	12 April 2007 (07763038)
61.	Form 6-K – Announcement dated 13 April 2007 (Rule 8.1- shareholding and disclosure of managerial responsibilities)	13 April 2007 (07765252)
62.	Form 6-K – Announcement dated 13 April 2007 (director/PMDR shareholding)	13 April 2007 (07765291)
63.	Form 6-K – Announcement dated 13 April 2007 (Rule 8.1- subsidiary directors' shareholding)	13 April 2007 (07765347)
64.	Form 6-K – Announcement dated 13 April 2007 (conversion of bonds)	16 April 2007 (07767494)
65.	Form 6-K – Announcement dated 17 April 2007 (Rule 2.10 – relevant securities in	17 April 2007

	issue)	(07769514)
66.	Form 6-K – Announcement dated 17 April 2007 (scheme of arrangement)	19 April 2007 (07775184)
67.	Form 6-K – Announcement dated 23 April 2007 (results of mix and match elections)	23 April 2007 (07780375)
68.	Form 6-K – Announcement dated 23 April 2007 (reduction of capital)	23 April 2007 (07780874)
69.	Form 6-K – Announcement dated 25 April 2007 (directorate change)	25 April 2007 (07786016)
70	Form 25-NSE – Notification of removal from listing and/or registration dated 25 April 2007	25 April 2007 (07787673)
	(a) Exhibit (EX-99.25) – Notification of removal from listing and/or registration	
71.	Form 6-K – Announcement dated 30 April 2007 (notification of price cuts)	30 April 2007 (07798996)
72.	Form 6-K – Announcement dated 3 May 2007 (B shares dividend and repurchase)	03 May 2007 (07813590)
73.	Form CB – Notification dated 4 May 2007 (tender offer/rights offering)	04 May 2007 (07819435)
	(a) Exhibit (EX-99.(A)(1)) - Important notice to holders	
	(b) Exhibit (EX-99.(A)(2)) – repurchase letter offer dated 3 May 2007	
	(c) Exhibit (EX-99.(A)(3)) – repurchase offer form	
	(d) Exhibit (EX-99.(A)(4)) – press release dated 3 May 2007	
74.	Form F-X – Appointment of agent for service of process and undertaking dated 4 May 2007	04 May 2007 (07819604)
75.	Form 15-12B – Termination of securities registration dated 11 May 2007	11 May 2007 (07840944)
76.	Form 6-K – Announcement dated 30 May 2007 (B share repurchase)	30 May 2007 (07885490)
77.	Form 6-K – Announcement dated 31 May 2007 (B share repurchase)	31 May 2007 (07889337)
78.	Form CB – Notification dated 31 May 2007 (tender offer/rights offering)	31 May 2007 (07890211)
	(a) Exhibit (EX-99.(A)(5)) – Press release dated 30 May 2007 relating to the repurchase offer for B shares	
	(b) Exhibit (EX-99.(A)(6)) – Press release dated 31 May 2007 relating to the repurchase of B shares	
79.	Form 6-K – Announcement dated 14 June 2007 (intention to delist B shares)	14 June 2007 (07918711)
80.	Form POS AM – Post effective amendments for registration statement dated 21 June 2007	21 June 2007 (07933074)
81.	Form 6-K – Announcement dated 25 June 2007 (intent to delist and deregister debt securities)	25 June 2007 (07937654)
82.	Form 6-K – Announcement dated 27 June 2007 (intent to delist ordinary shares)	27 June 2007 (07942479)

83.	Form 6-K – Announcement dated 28 June 2007 (cancel listing of ordinary shares)	28 June 2007 (07945155)
84.	Form EFFECT – Notice of effectiveness dated 6 July 2007	06 July 2007 (07968357)
85.	Form 25 – Notification of the removal from listing and registration of matured, redeemed or retired securities dated 11 July 2007	11 July 2007 (07973333)
86.	Form 6-K – Announcement dated 12 July 2007 (cancellation of listing of B shares and repurchase of deferred shares)	11 July 2007 (07975283)
87.	Form 15F-12B – Termination of securities registration dated 23 July 2007	23 July 2007 (07993675)



Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHFP025

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC193794

Name of company

* insert full name of company

* Scottish Power Limited (the "**Company**")

gives notice that

In accordance with the terms of the letter dated 17 July 2007 sent to holders of the deferred shares of 50 pence each in the Company (the "**Deferred Shareholders**" and the "**Deferred Shares**" respectively), the Company exercised its authority pursuant to Article 168(H) of its Articles of Association to transfer all of the Deferred Shares from all of the Deferred Shareholders back to the Company (the "**Transfer**") In accordance with Article 168(H), the Company carried out the Transfer for nil consideration.

The Transfer was carried out in relation to all 370,655,937 Deferred Shares in issue Pursuant to the terms of the Transfer, these 370,655,937 Deferred Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)

Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued deferred share capital of 370,655,937 Deferred Shares of 42 pence each arising following the repurchase and cancellation of the Deferred Shares has been subdivided into unclassified shares of one pence each Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) are consolidated into one new ordinary share of 42 pence each

† Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation † Company Secretary Date 13 August 2007

Presentor's name address and reference (if any)

Linklaters LLP
One Silk Street
London
EC2Y 8HQ

For official Use
General Section | Post room



TUESDAY
SB9SXS3W
SCT
14/08/2007
1834
COMPANIES HOUSE



COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
SC 193794

Name of company

* insert full name of company

* Scottish Power Limited

gives notice that

In accordance with the terms of the letter dated 30 July 2007 sent to holders of non cumulative preference shares of 50 pence each in the Company (the "B Shareholders" and the "B Shares" respectively), a repurchase under an off market rolling share repurchase programme (the "Rolling Repurchase Programme") took place on 7 September 2007 The repurchase involved an offer by the Company to purchase some or all of the issued B Shares from the B Shareholders who elected to have some or all of their B Share repurchased
Elections to participate in the Rolling Repurchase Programme were received by the Company in relation to 450,164 B Shares Pursuant to the terms of the Rolling Repurchase Programme these B Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)
Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued B Share capital of 450,164 B Shares of 50 pence each arising following the repurchase and cancellation of the B Shares has been subdivided into unclassified shares of one pence each
Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) were consolidated into one new ordinary share of 42 pence each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date

Presenter's name address and reference (if any)

For official Use (02/06)
General Section | Post room

FRIDAY
S8RL0TJO
SCT 05/10/2007 904
COMPANIES HOUSE



COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC 193794

Name of company

* insert full name of company

* Scottish Power Limited

gives notice that

In accordance with the terms of the letter dated 30 July 2007 sent to holders of non cumulative preference shares of 50 pence each in the Company (the "B Shareholders" and the "B Shares" respectively), a repurchase under an off market rolling share repurchase programme (the "Rolling Repurchase Programme") took place on 21 September 2007 The repurchase involved an offer by the Company to purchase some or all of the issued B Shares from the B Shareholders who elected to have some or all of their B Share repurchased
Elections to participate in the Rolling Repurchase Programme were received by the Company in relation to 278,805 B Shares Pursuant to the terms of the Rolling Repurchase Programme these B Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)
Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued B Share capital of 278,805 B Shares of 50 pence each arising following the repurchase and cancellation of the B Shares has been subdivided into unclassified shares of one pence each
Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) were consolidated into one new ordinary share of 42 pence each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 8 10 2007

Presenter's name address and reference (if any)

For official Use (02/06)
General Section


TUESDAY
S830GU1E
SCT 23/10/2007 321
COMPANIES HOUSE



COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC 193794

Name of company

* insert full name of company

* Scottish Power Limited

gives notice that

In accordance with the terms of the letter dated 30 July 2007 sent to holders of non cumulative preference shares of 50 pence each in the Company (the "B Shareholders" and the "B Shares" respectively), a repurchase under an off market rolling share repurchase programme (the "Rolling Repurchase Programme") took place on 5th October 2007 The repurchase involved an offer by the Company to purchase some or all of the issued B Shares from the B Shareholders who elected to have some or all of their B Share repurchased
Elections to participate in the Rolling Repurchase Programme were received by the Company in relation to 90,849 B Shares Pursuant to the terms of the Rolling Repurchase Programme these B Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)
Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued B Share capital of 90,849 B Shares of 50 pence each arising following the repurchase and cancellation of the B Shares has been subdivided into unclassified shares of one pence each Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) were consolidated into one new ordinary share of 42 pence each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 17 10 07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section | Post room



TUESDAY
S830QU1O
SCT
23/10/2007
311
COMPANIES HOUSE



COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: SC 193794

Name of company

* insert full name of company

*Scottish Power Limited

gives notice that

In accordance with the terms of the letter dated 30 July 2007 sent to holders of non cumulative preference shares of 50 pence each in the Company (the "B Shareholders" and the "B Shares" respectively), a repurchase under an off market rolling share repurchase programme (the "Rolling Repurchase Programme") took place on 2 November 2007 The repurchase involved an offer by the Company to purchase some or all of the issued B Shares from the B Shareholders who elected to have some or all of their B Share repurchased

Elections to participate in the Rolling Repurchase Programme were received by the Company in relation to 11,134 B Shares Pursuant to the terms of the Rolling Repurchase Programme these B Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)

Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued B Share capital of 11,134 B Shares of 50 pence each arising following the repurchase and cancellation of the B Shares has been subdivided into unclassified shares of one pence each Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) were consolidated into one new ordinary share of 42 pence each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 15/11/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section | Post room

TUESDAY
S6GS8UT1
SCT 20/11/2007 1040
COMPANIES HOUSE



COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC 193794

Name of company

* insert full name of company

*Scottish Power Limited

gives notice that

In accordance with the terms of the letter dated 30 July 2007 sent to holders of non cumulative preference shares of 50 pence each in the Company (the "B Shareholders" and the "B Shares" respectively), a repurchase under an off market rolling share repurchase programme (the "Rolling Repurchase Programme") took place on 11 January 2008 The repurchase involved an offer by the Company to purchase some or all of the issued B Shares from the B Shareholders who elected to have some or all of their B Share repurchased

Elections to participate in the Rolling Repurchase Programme were received by the Company in relation to 3,926 B Shares Pursuant to the terms of the Rolling Repurchase Programme these 3,926 B Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)

Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued B Share capital of 3,926 B Shares of 50 pence each arising following the repurchase and cancellation of the B Shares has been subdivided into unclassified shares of one pence each Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) were consolidated into one new ordinary share of 42 pence each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 11/1/08

Presenter's name address and reference (if any)

For official Use (02/06)
General Section | Post room

TUESDAY
S3RR3WR3
SCT 29/01/2008 1681
COMPANIES HOUSE



COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC 193794

Name of company

* insert full name of company

*Scottish Power Limited

gives notice that

In accordance with the terms of the letter dated 30 July 2007 sent to holders of non cumulative preference shares of 50 pence each in the Company (the "B Shareholders" and the "B Shares" respectively), a repurchase under an off market rolling share repurchase programme (the "Rolling Repurchase Programme") took place on 28 December 2007 The repurchase involved an offer by the Company to purchase some or all of the issued B Shares from the B Shareholders who elected to have some or all of their B Share repurchased

Elections to participate in the Rolling Repurchase Programme were received by the Company in relation to 8,828 B Shares Pursuant to the terms of the Rolling Repurchase Programme these 8,828 B Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)

Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued B Share capital of 8,828 B Shares of 50 pence each arising following the repurchase and cancellation of the B Shares has been subdivided into unclassified shares of one pence each Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) were consolidated into one new ordinary share of 42 pence each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 28/12/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section | Post room

SATURDAY
S3M1AWVJ
SCT 02/02/2008 1122
COMPANIES HOUSE



COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC 193794

Name of company

* insert full name of company

*Scottish Power Limited

gives notice that

In accordance with the terms of the letter dated 30 July 2007 sent to holders of non cumulative preference shares of 50 pence each in the Company (the "B Shareholders" and the "B Shares" respectively), a repurchase under an off market rolling share repurchase programme (the "Rolling Repurchase Programme") took place on 25 January 2008 The repurchase involved an offer by the Company to purchase some or all of the issued B Shares from the B Shareholders who elected to have some or all of their B Share repurchased
Elections to participate in the Rolling Repurchase Programme were received by the Company in relation to 14,600 B Shares Pursuant to the terms of the Rolling Repurchase Programme these 14,600 B Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)
Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued B Share capital of 14,600 B Shares of 50 pence each arising following the repurchase and cancellation of the B Shares has been subdivided into unclassified shares of one pence each Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) were consolidated into one new ordinary share of 42 pence each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY. Date 25/1/08

Presenter's name address and reference (if any)

For official use
General Section

MONDAY

S30EDX4N
SCT 11/02/2008 75
COMPANIES HOUSE

G

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: SC 193794

Name of company

* insert full name of company

* Scottish Power Limited

gives notice that

In accordance with the terms of the letter dated 30 July 2007 sent to holders of non cumulative preference shares of 50 pence each in the Company (the "B Shareholders" and the "B Shares" respectively), a repurchase under an off market rolling share repurchase programme (the "Rolling Repurchase Programme") took place on 8 February 2008 The repurchase involved an offer by the Company to purchase some or all of the issued B Shares from the B Shareholders who elected to have some or all of their B Share repurchased

Elections to participate in the Rolling Repurchase Programme were received by the Company in relation to 8,539 B Shares Pursuant to the terms of the Rolling Repurchase Programme these 8,539 B Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)

Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued B Share capital of 8,539 B Shares of 50 pence each arising following the repurchase and cancellation of the B Shares has been subdivided into unclassified shares of one pence each

Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) were consolidated into one new ordinary share of 42 pence each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Date 8/2/08

Presenter's name address and reference (if any)

For official Use
General Section



FRIDAY
S0NI3Y0Y
SCT 14/03/2008 349
COMPANIES HOUSE
SCT 06/03/2008
COMPANIES HOUSE



COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: SC 193794

Name of company

* insert full name of company

*Scottish Power Limited

gives notice that

In accordance with the terms of the letter dated 30 July 2007 sent to holders of non cumulative preference shares of 50 pence each in the Company (the "B Shareholders" and the "B Shares" respectively), a repurchase under an off market rolling share repurchase programme (the "Rolling Repurchase Programme") took place on 22 February 2008 The repurchase involved an offer by the Company to purchase some or all of the issued B Shares from the B Shareholders who elected to have some or all of their B Share repurchased

Elections to participate in the Rolling Repurchase Programme were received by the Company in relation to 28,741 B Shares Pursuant to the terms of the Rolling Repurchase Programme these 28,741 B Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)

Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued B Share capital of 28,741 B Shares of 50 pence each arising following the repurchase and cancellation of the B Shares has been subdivided into unclassified shares of one pence each Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) were consolidated into one new ordinary share of 42 pence each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 22/02/08

Presenter's name address and reference (if any)

For official use
General Section



MONDAY
"S1K39Y3Q"
SCT 17/03/2008 595
COMPANIES HOUSE
SCT
COMPANIES HOUSE



COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
SC 193794

Name of company

* insert full name of company

*Scottish Power Limited

gives notice that

In accordance with the terms of the letter dated 30 July 2007 sent to holders of non-cumulative preference shares of 50 pence each in the Company (the "B Shareholders" and the "B Shares" respectively), a repurchase under an off market rolling share repurchase programme (the "Rolling Repurchase Programme") took place on 7 March 2008 The repurchase involved an offer by the Company to purchase some or all of the issued B Shares from the B Shareholders who elected to have some or all of their B Share repurchased

Elections to participate in the Rolling Repurchase Programme were received by the Company in relation to 11,243 B Shares Pursuant to the terms of the Rolling Repurchase Programme these 11,243 B Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)

Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued B Share capital of 11,243 B Shares of 50 pence each arising following the repurchase and cancellation of the B Shares has been subdivided into unclassified shares of one pence each Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) were consolidated into one new ordinary share of 42 pence each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Date 3 March 2008

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

Post room


THURSDAY
SCT
S16FZYDO
27/03/2008
COMPANIES HOUSE
1601



COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
SC 193794

Name of company

* insert full name of company

* Scottish Power Limited

gives notice that

In accordance with the terms of the letter dated 30 July 2007 sent to holders of non cumulative preference shares of 50 pence each in the Company (the "B Shareholders" and the "B Shares" respectively), a repurchase under an off market rolling share repurchase programme (the "Rolling Repurchase Programme") took place on 21 March 2008 The repurchase involved an offer by the Company to purchase some or all of the issued B Shares from the B Shareholders who elected to have some or all of their B Share repurchased
Elections to participate in the Rolling Repurchase Programme were received by the Company in relation to 19,487 B Shares Pursuant to the terms of the Rolling Repurchase Programme these 19,487 B Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)
Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued B Share capital of 19,487 B Shares of 50 pence each arising following the repurchase and cancellation of the B Shares has been subdivided into unclassified shares of one pence each Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) were consolidated into one new ordinary share of 42 pence each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 27|3|08

Presenter's name address and reference (if any)

For official Use
General Section



THURSDAY
S0SUIYKE
SCT 03/04/2008 1390
COMPANIES HOUSE



COMPANIES FORM No. 122

CHWP000

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC 193794

Name of company

* insert full name of company

*Scottish Power Limited

gives notice that

In accordance with the terms of the letter dated 30 July 2007 sent to holders of non cumulative preference shares of 50 pence each in the Company (the "B Shareholders" and the "B Shares" respectively), a repurchase under an off market rolling share repurchase programme (the "Rolling Repurchase Programme") took place on 4 April 2008 The repurchase involved an offer by the Company to purchase some or all of the issued B Shares from the B Shareholders who elected to have some or all of their B Share repurchased
Elections to participate in the Rolling Repurchase Programme were received by the Company in relation to 7,199 B Shares Pursuant to the terms of the Rolling Repurchase Programme these 7,199 B Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)
Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued B Share capital of 7,199 B Shares of 50 pence each arising following the repurchase and cancellation of the B Shares has been subdivided into unclassified shares of one pence each
Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) were consolidated into one new ordinary share of 42 pence each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Date 4 April 2008

Presenter's name address and reference (if any)

For official Use (02/06)
General Section | Post room



MONDAY
SZZGTZ20
SCT
21/04/2008
683
COMPANIES HOUSE



COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
SC 193794

Name of company

* insert full name of company

* Scottish Power Limited

gives notice that

In accordance with the terms of the letter dated 30 July 2007 sent to holders of non cumulative preference shares of 50 pence each in the Company (the "B Shareholders" and the "B Shares" respectively), a repurchase under an off market rolling share repurchase programme (the "Rolling Repurchase Programme") took place on 18 April 2008 The repurchase involved an offer by the Company to purchase some or all of the issued B Shares from the B Shareholders who elected to have some or all of their B Share repurchased
Elections to participate in the Rolling Repurchase Programme were received by the Company in relation to 18,297 B Shares Pursuant to the terms of the Rolling Repurchase Programme these 18,297 B Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)
Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued B Share capital of 18,297 B Shares of 50 pence each arising following the repurchase and cancellation of the B Shares has been subdivided into unclassified shares of one pence each Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) were consolidated into one new ordinary share of 42 pence each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Date 18/4/08

Presenter's name address and reference (if any)

For official Use (02/06)
General Section | Post room

THURSDAY
SZ40ZZJC
SCT 08/05/2008 1613
COMPANIES HOUSE



COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC 193794

Name of company

* insert full name of company

*Scottish Power Limited

gives notice that

In accordance with the terms of the letter dated 30 July 2007 sent to holders of non cumulative preference shares of 50 pence each in the Company (the "B Shareholders" and the "B Shares" respectively), a repurchase under an off market rolling share repurchase programme (the "Rolling Repurchase Programme") took place on 2 May 2008 The repurchase involved an offer by the Company to purchase some or all of the issued B Shares from the B Shareholders who elected to have some or all of their B Share repurchased
Elections to participate in the Rolling Repurchase Programme were received by the Company in relation to 16,747 B Shares Pursuant to the terms of the Rolling Repurchase Programme these 16,747 B Shares were repurchased and were then cancelled (as permitted under section 121(2)(e) of the Companies Act 1985)
Pursuant to a special resolution of the Company dated 4 May 2006, the Company's authorised but unissued B Share capital of 16,747 B Shares of 50 pence each arising following the repurchase and cancellation of the B Shares has been subdivided into unclassified shares of one pence each
Forthwith upon such subdivision every 42 shares of one pence each (resulting from such subdivision and/or any other authorised but unissued unclassified shares of one pence each) were consolidated into one new ordinary share of 42 pence each

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Date 2 May 2008

Presenter's name address and reference (if any)

For official Use (02/06)
General Section | Post room

TUESDAY
SYN1OZVW
SCT 20/05/2008 1900
COMPANIES HOUSE



Return by a company purchasing its own shares

2006 JUL -1 A 8:41

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only.



Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 193794

Name of company

* insert full name of company

* Scottish Power plc

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,750,000		
Nominal value of each share	50p		
Date(s) on which the shares were delivered to the company	15 February 2006		
Maximum prices paid § for each share	600p		
Minimum prices paid § for each share	593p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 10,438,527.75
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 52,195

Signed [signature] Designation ‡ DEPUTY SECRETARY Date 16/2/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section | Post room



SCT
S0ZIADM6
0716
COMPANIES HOUSE
11/03/06

1. Before this form is delivered to Companies House it must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. The Inland Revenue Stamp Offices is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to the Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2



Return by a company purchasing its own shares

169

CHFP025 

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC193794

Please do not write in the space below For Inland Revenue use only.

Name of company

* Insert full name of company

* Scottish Power Limited



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	deferred		
Number of shares purchased	370,655,937		
Nominal value of each share	50 pence		
Date(s) on which the shares were delivered to the company	17 July 2007		
Maximum prices paid for each share §	nil		
Minimum prices paid for each share §	nil		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ nil
Stamp Duty is payable on the aggregate amount at the rate of 1/2 % rounded up to the nearest multiple of £5	£ 5 00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed *Sheelagh J Duffield* Designation ‡ SECRETARY Date 17 JULY 2007

Presentor's name address and reference (if any)

Linklaters LLP
One Silk Street
London
EC2Y 8HQ

For official Use (10/03)
General Section | Post room



TUESDAY
SB9SWS3V
SCT 14/08/2007 1835
COMPANIES HOUSE

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169



Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
SC 193794

Name of company

* insert full name of company

* Scottish Power Limited







Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	Non-cumulative preference B shares		
Number of shares purchased	450,164		
Nominal value of each share	50 pence		
Date(s) on which the shares were delivered to the company	07/09/2007		
Maximum prices paid § for each share	£3 60		
Minimum prices paid § for each share	£3 60		

The aggregate amount paid by the company for the shares to which this return relates was	£ 1,620,590 40
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 8,105 00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed *Sheelagh J Duffield* Designation ‡ *Company Secretary* Date *14/9/2007*

Presenter's name address and reference (if any)

For official Use (11/06)
General Section

Post room



FRIDAY
S8RKZTJM
SCT 05/10/2007 905
COMPANIES HOUSE

G

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares


TEN POUNDS

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985


TEN POUNDS


TEN POUNDS


FIVE HUNDRED POUNDS

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC193794

Name of company

* insert full name of company

* Scottish Power Ltd


ONE THOUSAND POUNDS

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	NON CUMULATIVE PREFERENCE SHARES		
Number of shares purchased	90,849		
Nominal value of each share	50 pence		
Date(s) on which the shares were delivered to the company	05/10/2007		
Maximum prices paid § for each share	£3 60		
Minimum prices paid § for each share	£3 60		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£ 327,056 40
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 1,640 00

Signed [signature] Designation ‡ COMPANY SECRETARY [HEAD OF LEGAL SERVICES AND GENERAL SECRETARY] Date 11 10 2007

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any)

For official Use (11/06)
General Section | Post room



TUESDAY
S830HU1F
SCT 23/10/2007 320
COMPANIES HOUSE



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number SC 193794

Name of company

* insert full name of company

* Scottish Power Limited

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	NON-CUMULATIVE PREFERENCE B SHARES.		
Number of shares purchased	11,134		
Nominal value of each share	50 pence		
Date(s) on which the shares were delivered to the company	02/11/2007		
Maximum prices paid § for each share	£3 60		
Minimum prices paid § for each share	£3 60		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£ 40,082 40
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 205 00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 15/11/07

Presenter's name address and reference (if any)

For official Use (11/06)
General Section
Post room



TUESDAY
S6GS7UT0
SCT 20/11/2007 1041
COMPANIES HOUSE

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

ONE HUNDRED POUNDS 22 11 07

ONE HUNDRED POUNDS 22 11 07

ONE HUNDRED POUNDS 22 11 07

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 193794

Name of company

* insert full name of company

* Scottish Power Limited

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

§ A private company is not required to give this information

Class of shares	NON-CUMULATIVE PREFERENCE B SHARES.		
Number of shares purchased	16,413		
Nominal value of each share	50 pence		
Date(s) on which the shares were delivered to the company	16/11/2007		
Maximum prices paid § for each share	£3 60		
Minimum prices paid § for each share	£3 60		

The aggregate amount paid by the company for the shares to which this return relates was	£ 59,086 80
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 300 00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 19/11/07

Presenter's name address and reference (if any)

For official Use (11/06)
General

WEDNESDAY

S65URV1K
SCT 28/11/2007 1741
COMPANIES HOUSE



COMPANIES FORM No 169

Return by a company purchasing its own shares



CHWP000





Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985





Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number SC193794

Please do not write in the space below For Inland Revenue Use only

Name of company

* insert full name of company

* Scottish Power Limited



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	NON-CUMULATIVE PREFERENCE B SHARES.		
Number of shares purchased	35,547		
Nominal value of each share	50 pence		
Date(s) on which the shares were delivered to the company	30/11/2007		
Maximum prices paid § for each share	£3 60		
Minimum prices paid § for each share	£3 60		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£ 35,547
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 640 00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 3/12/2007

Presenter's name address and reference (if any)

For official Use (11/06)
General Section

FRIDAY

S5SKQVA4
SCT 07/12/2007 1526
COMPANIES HOUSE

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985


ONE HUNDRED POUNDS

Please do not write in the space below For HM Revenue & Customs

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC 193794

Name of company

* insert full name of company

* Scottish Power Limited

FIFTY POUNDS

TEN POUNDS

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	Non cumulative preference B shares		
Number of shares purchased	8,828		
Nominal value of each share	50 pence		
Date(s) on which the shares were delivered to the company	28/12/2007		
Maximum prices paid § for each share	£3 60		
Minimum prices paid § for each share	£3 60		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£ 31,780 80
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 160

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 28/12/07

Presenter's name address and reference (if any)

For official Use (11/06)
General Section

Post room

SATURDAY

S3M1HWVQ
SCT 02/02/2008 1115
COMPANIES HOUSE

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC 193794

Please do not write in the space below For HM Revenue & Customs use only

Name of company

* insert full name of company

* Scottish Power Limited



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows



Class of shares	Non Cumulative Preference B Shares		
Number of shares purchased	14,600		
Nominal value of each share	50 pence		
Date(s) on which the shares were delivered to the company	25 January 2008		
Maximum prices paid § for each share	£3 60		
Minimum prices paid § for each share	£3 60		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£ 52,560 00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 265

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY. Date 25/1/08

Presenter's name address and reference (if any)

For official Use (11/06)
General Section

Post room


MONDAY



S2ZZSX4L
SCT 11/02/2008 600
COMPANIES HOUSE



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
SC 193794

Name of company

* insert full name of company

* Scottish Power Limited

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	Non-Cumulative Preference B Shares		
Number of shares purchased	8,539		
Nominal value of each share	50 pence		
Date(s) on which the shares were delivered to the company	08 February 2008		
Maximum prices paid § for each share	£3 60		
Minimum prices paid § for each share	£3 60		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£ 30,740 40
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 155

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Date 8/2/08

Presenter's name address and reference (if any)

For official Use (11/06)
General Section | Post room

THURSDAY
S0ZVBXSM
SCT 06/03/2008 161
COMPANIES HOUSE



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

Please do not write in this space For HM Revenue & Customs use only



To the Registrar of Companies (Address overleaf)

For official use

Company number: SC 193794

Name of company

* insert full name of company

* Scottish Power Limited



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	Non Cumulative Preference B Shares		
Number of shares purchased	28,741		
Nominal value of each share	50 pence		
Date(s) on which the shares were delivered to the company	22 February 2008		
Maximum prices paid § for each share	£3 60		
Minimum prices paid § for each share	£3 60		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£ 103,467 60
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 520

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Date 22/02/08

Presenter's name address and reference (if any)

For official Use (11/06)
General Section | Post room



FRIDAY
S1XHQXTN
SCT 07/03/2008 1202
COMPANIES HOUSE



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: SC 193794

Name of company

* insert full name of company

* Scottish Power Limited

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	Non Cumulative Preference B Shares		
Number of shares purchased	11,243		
Nominal value of each share	50 pence		
Date(s) on which the shares were delivered to the company	7 March 2008		
Maximum prices paid § for each share	£3 60		
Minimum prices paid § for each share	£3 60		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£ 40,474 80
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 205

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Date 3 March 2008

Presenter's name address and reference (if any)

For official Use (11/06)
General Section
Post room


THURSDAY
S15G7YDX
SCT
27/03/2008
COMPANIES HOUSE
1593

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares


FIVE POUNDS

169


FIFTY POUNDS

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For HM Revenue & Customs use only




ONE HUNDRED POUNDS

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: SC 193794

Name of company

* insert full name of company

* Scottish Power Limited

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

§ A private company is not required to give this information

Class of shares	Non-cumulative preference B shares		
Number of shares purchased	19,487		
Nominal value of each share	50 pence		
Date(s) on which the shares were delivered to the company	21 March 2008		
Maximum prices paid § for each share	£3 60		
Minimum prices paid § for each share	£3 60		

The aggregate amount paid by the company for the shares to which this return relates was	£ 70,153 20
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 355

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 21/3/08

Presenter's name address and reference (if any)

For official Use (11/06)
General Section

THURSDAY
S0SUHYKD
SCT 03/04/2008 1391
COMPANIES HOUSE



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

NK 17/11

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
SC 19[illegible]



Name of company

* insert full name of company

* Scottish Power Limited



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows



Class of shares			
Number of shares purchased	18,297		
Nominal value of each share	50 pence		
Date(s) on which the shares were delivered to the company	18 April 2008		
Maximum prices paid § for each share	£3 60		
Minimum prices paid § for each share	£3 60		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was	£ 65,869 20
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 330 00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Date 18 April 2008

Presenter's name address and reference (if any)

For official Use (11/06)
General Section

Post room



THURSDAY

SZ40YZJB
SCT 08/05/2008 1614
COMPANIES HOUSE


Companies House
— for the record —

Please complete in typescript, or in bold black capitals
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC 193794

Company name in full: SCOTTISH POWER LIMITED

Shares allotted (including bonus shares)
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	05	2007			

Class of shares (ordinary or preference etc)	ORD SHARES 42p		
Number allotted	78,647,505		
Nominal value of each share	£0·42		
Amount (if any) paid or due on each share (including any share premium)	0.00		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state



% that each share is to be treated as paid up	0		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

0 00



When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) IBERDROLA SA Address CALLE CARDENAL GARDOQUI 8, 48008 BILBAO, VIZCAYA, SPAIN UK Postcode	Class of shares allotted ORD SHARES 42p	Number allotted 78,647,505
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 20th May 2008.

** ~~A director~~ / secretary / ad~~ministrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervis~~or

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

MARIE ROSS, SCOTTISH POWER LIMITED
1 ATLANTIC QUAY, GLASGOW
G2 8SP UK Tel
DX number DX exchange

DATACARE SOFTWARE GROUP

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number SC193794

Company name in full Scottish Power Limited

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	06	2007			

Class of shares *(ordinary or preference etc)*	Ord Shares 42p		
Number allotted	16,390 00		
Nominal value of each share	£ 0 42		
Amount (if any) paid or due on each share *(including any share premium)*	0 00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	0		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

0 00

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP 4 Edinburgh 2

Shareholder details	Shares and share class allotted	
Name: Iberdrola SA Address: Calle Cardenal Gardequi 8, 48008 Bilbao, Vizcaya, Spain UK Postcode	Class of shares allotted: Ord Shares 42p	Number allotted: 16,390 00
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 20 May 2008

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Marie Ross, Scottish Power Ltd
1 Atlantic Quay, Glasgow, G2 8SP, United Kingdom
Tel
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals

CHFP029

Company Number SC193794

Company name in full Scottish Power Limited

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	06	2007			

Class of shares *(ordinary or preference etc)*	Ord Shares 42p		
Number allotted	22,569,672 00		
Nominal value of each share	£ 0 42		
Amount (if any) paid or due on each share *(including any share premium)*	0 00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	0		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

0 00

When you have completed and signed the form send it to the Registrar of Companies at·

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP 4 Edinburgh 2

Form revised 10/03

Shareholder details	Shares and share class allotted	
Name: Iberdrola SA Address: Calle Cardenal Gardequi 8, 48008 Bilbao, Vizcaya, Spain UK Postcode	Class of shares allotted: Ord Shares 42p	Number allotted: 22,569,672 00
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 20th May 2008.

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Marie Ross, Scottish Power Ltd
1 Atlantic Quay, Glasgow, G2 8SP, United Kingdom
Tel
DX number DX exchange


DSG DATACARE
SOFTWARE GROUP

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP029

Company Number	SC193794
Company name in full	Scottish Power Limited

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	07	2007			

Class of shares *(ordinary or preference etc)*	Ord Shares 42p		
Number allotted	3,960 00		
Nominal value of each share	£ 0 42		
Amount (if any) paid or due on each share *(including any share premium)*	0 00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	0		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	0 00

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Iberdrola SA	Class of shares allotted	Number allotted
Address: Calle Cardenal Gardequi 8, 48008 Bilbao, Vizcaya, Spain	Ord Shares 42p	3,960 00
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 20th May 2008

~~Director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Marie Ross, Scottish Power Ltd
1 Atlantic Quay, Glasgow, G2 8SP, United Kingdom
Tel
DX number DX exchange


DSG DATACARE
SOFTWARE GROUP

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals
CHFP029

Company Number	SC193794
Company name in full	Scottish Power Limited

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	07	2007			

Class of shares *(ordinary or preference etc)*	Ord Shares 42p		
Number allotted	521,090 00		
Nominal value of each share	£ 0 42		
Amount (if any) paid or due on each share *(including any share premium)*	0 00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	0		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	0 00


WEDNESDAY
SY9F303K
SCT
28/05/2008
2065
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Shareholder details	Class of shares allotted	Number allotted
Name: Iberdrola SA Address: Calle Cardenal Gardequı 8, 48008 Bılbao, Vızcaya, Spaın UK Postcode	Ord Shares 42p	521,090 00
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of contınuatıon sheets (ıf any) attached to this form: 0

Signed [signature] Date 20th May 2008

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropnate

You do not have to gıve any contact ınformatıon ın the box opposite but ıf you do, ıt will help Companıes House to contact you ıf there ıs a query on the form The contact ınformatıon that you gıve will be vısıble to searchers of the public record

Marıe Ross, Scottısh Power Ltd
1 Atlantıc Quay, Glasgow, G2 8SP, Unıted Kıngdom
Tel
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals
CHFP029

Company Number	SC193794
Company name in full	Scottish Power Limited

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	09	2007			

Class of shares *(ordinary or preference etc)*	Ord Shares 42p		
Number allotted	1,565,795 00		
Nominal value of each share	£ 0 42		
Amount (if any) paid or due on each share *(including any share premium)*	0 00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	0		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	0 00

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP 4 Edinburgh 2

Form revised 10/03

Shareholder details	Shares and share class allotted	
Name: Iberdrola SA Address: Calle Cardenal Gardequi 8, 48008 Bilbao, Vizcaya, Spain UK Postcode	Class of shares allotted: Ord Shares 42p	Number allotted: 1,565,795 00
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 20th May 2008

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Marie Ross, Scottish Power Ltd
1 Atlantic Quay, Glasgow, G2 8SP, United Kingdom
Tel
DX number DX exchange


DSG DATACARE
SOFTWARE GROUP

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals
CHFP029

Company Number	SC193794
Company name in full	Scottish Power Limited

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 0	0 9	2 0 0 7			

Class of shares *(ordinary or preference etc)*	Ord Shares 42p		
Number allotted	40,703 00		
Nominal value of each share	£ 0 42		
Amount (if any) paid or due on each share *(including any share premium)*	0 00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	0		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	0 00

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP 4 Edinburgh 2


WEDNESDAY
SY9F003H
2068
SCT
28/05/2008
COMPANIES HOUSE

Form revised 10/03

*Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Iberdrola SA Address: Calle Cardenal Gardequi 8, 48008 Bilbao, Vizcaya, Spain UK Postcode	Class of shares allotted: Ord Shares 42p	Number allotted: 40,703 00
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 28th May 2008.

~~Director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Marie Ross, Scottish Power Ltd
1 Atlantic Quay, Glasgow, G2 8SP, United Kingdom
Tel
DX number DX exchange

DSG DATACARE SOFTWARE GROUP

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals

CHFP029

Company Number SC193794

Company name in full Scottish Power Limited

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	10	2007			

Class of shares *(ordinary or preference etc)*	Ord Shares 42p		
Number allotted	2,818,975 00		
Nominal value of each share	£ 0 42		
Amount (if any) paid or due on each share *(including any share premium)*	0 00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	0		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	0 00

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Iberdrola SA Address: Calle Cardenal Gardequi 8, 48008 Bilbao, Vizcaya, Spain UK Postcode	Class of shares allotted: Ord Shares 42p	Number allotted: 2,818,975 00
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 28th May 2008.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Marie Ross, Scottish Power Ltd
1 Atlantic Quay, Glasgow, G2 8SP, United Kingdom
Tel
DX number DX exchange



363a

Please complete in typescript, or in bold black capitals

CHFP029

Annual Return

Company Number SC193794

Company Name in full Scottish Power Limited

Date of this return
The information in this return is made up to

Day Month Year
19/02/2008

Date of next return
If you wish to make your next return to a date earlier than the anniversary of this return please show the date here Companies House will then send a form at the appropriate time

Day Month Year
19/02/2009

Registered Office
Show here the address **at the date of this return**

1 Atlantic Quay

*Any change of registered office **must** be notified on form 287*

Post town: Glasgow

County / Region:

UK Postcode: G2 8SP

Principal business activities

Show trade classification code number(s) for the principal activity or activities: 7415

If the code number cannot be determined, give a brief description of principal activity

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept

Post town

County/Region UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept

Post town

County/Region UK Postcode

Company type

Public limited company	☐	Please tick the appropriate box
Private company limited by shares	✓	
Private company limited by guarantee without share capital	☐	
Private company limited by shares exempt under section 30	☐	
Private company limited by guarantee exempt under section 30	☐	
Private unlimited company with share capital	☐	
Private unlimited company without share capital	☐	

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details

(Please photocopy this area to provide details of joint secretaries)

Name * Style / Title

Forename(s) Marion

Surname Venman

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation, or Scottish firm, give the registered or principal office address ☐

Address †† Boclair

10 Moncrieff Avenue, Lenzie

Post town

County/ Region UK Postcode G66 4NL

Country

If a partnership give the names and addresses of the partners or the name of the partnership and office address

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title

	Day	Month	Year
Date of Birth	07	06	1970

Forename(s): Jose Miguel

Surname: Alcolea Cantos

☑ Address ††: 1 ATLANTIC QUAY

Post town: GLASGOW

County / Region:

UK Postcode: G2LL 8SP

Country:

Nationality: Spanish

Business occupation: Lawyer

* Voluntary details

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title

	Day	Month	Year
Date of Birth	30	07	1955

Forename(s): Fernando

Surname: Becker Zuazua

☑ Address ††: 1 ATLANTIC QUAY

Post town: GLASGOW

County / Region:

UK Postcode: G2LL 8SP

Country:

Nationality: Spanish

Business occupation: Economist

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name * Style / Title

Doctors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation, or Scottish firm, give the registered or principal office address

Date of Birth (Day Month Year)	29/04/1954
Forename(s)	Jose Luis
Surname	del Valle Doblado
Address †† [V]	1 ATLANTIC QUAY
Post town	GLASGOW
County / Region	
UK Postcode	G2 8SP
Country	
Nationality	Spanish
Business occupation	Mining Engineer

* Voluntary details

Name * Style / Title

Doctors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation, or Scottish firm, give the registered or principal office address

Date of Birth (Day Month Year)	30/06/1953
Forename(s)	Francisco Javier
Surname	Morras Zuazo
Address †† [V]	1 ATLANTIC QUAY
Post town	GLASGOW
County / Region	
UK Postcode	G2 8SP
Country	
Nationality	Spanish
Business occupation	Economist

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

	Day	Month	Year
Date of Birth	03	11	1959

Forename(s): Jose

Surname: Sainz Armada

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation, or Scottish firm, give the registered or principal office address

☑ Address ††: 1 ATLANTIC QUAY

Post town: GLASGOW

County / Region:

UK Postcode: G2 8JP

Country:

Nationality: Spanish

Business occupation: Economist

* Voluntary details

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

	Day	Month	Year
Date of Birth	01	09	1946

Forename(s): Jose Luis

Surname: San Pedro Gerenabarrena

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation, or Scottish firm, give the registered or principal office address

☑ Address ††: 1 ATLANTIC QUAY

Post town: GLASGOW

County / Region:

UK Postcode: G2 8JP

Country:

Nationality: Spanish

Business occupation: Engineer

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title

Date of Birth (Day / Month / Year): 3 0 / 0 9 / 1 9 5 0

Forename(s): Jose Ignacio

Surname: Sanchez Galan

☑ **Address** ††: 1 Atlantic Quay

Post town: Glasgow

County / Region:

UK Postcode: G2 8SP

Country: Scotland

Nationality: Spanish

Business occupation: Industrial Engineer

* Voluntary details

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title

Date of Birth (Day / Month / Year): __ __ / __ __ / __ __ __ __

Forename(s):

Surname:

☐ **Address** ††:

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

Issued share capital
Enter details of all the shares in issue at the date of this return

Class (e g Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i e Number of shares issued multiplied by nominal value per share, or total amount of stock)
Non cumulative pref B shar	6598982	£ 3,299,491 00
Ord Shares 42p	106197793	£ 44,603,073 06
Ordinary Shares of 42/2907	4330935176274	£ 625,728,508 140097
Totals	4331047973049	£ 673,631,072 200097

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☑ &	☑

Certificate

I certify that the information given in this return is true to the best of my Knowledge and belief

Signed [signature] **Date** 23/05/2008

† Please delete as appropriate

† ~~a director~~/secretary

If you have signed the return send it with the fee to the Registrar of Companies Cheques should be made payable to **Companies House.**

This return includes 1 continuation sheets + CD Rom (BULK LIST OF SHAREHOLDERS)
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Marie Ross, Scottish Power Ltd
1 Atlantic Quay, Glasgow, United Kingdom, G2 8SP
Tel
DX number DX exchange

CHFP029

List of past and present shareholders (Continued)

Company Number SC193794

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate)	
		Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Iberdrola SA Address Calle Cardenal Gardequi 8, 48008 Bilbao, Vizcaya, Spain UK Postcode	ORDINARY SHARES OF 42/2907 PENCE EACH 4330935176274		
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Annexe
to Annual Return of Scottish Power Limited
made up to 19 February 2008

Subsidiary undertakings at 31 December 2007
pursuant to Section 231(6)(b) of the Companies Act 1985

Undertakings marked * are direct holdings of Scottish Power Limited.

Name	Country of Incorporation (if other than Great Britain)	Class of share capital	Proportion of shares held
Aspen 1 Limited		Ordinary Shares of £1	100%
Caledonian Communications Limited		Ordinary Shares of £1	100%
Caledonian Gas Limited		Ordinary Shares of £1	100%
Genscot Limited		Ordinary Shares of £1	100%
Camjar plc		10% Cumulative Convertible Preference Shares of £1	100%
		10% Cumulative Redeemable Preference Shares of £1	100%
		Ordinary Shares of £1	100%
Cityscape Global Media Limited		Ordinary Shares of £1	100%
Cityscape Internet Services Limited		Ordinary Shares of £1	100%
Cityscape Limited		Ordinary Shares of £1	100%
Clubcall Telephone Services Limited		Ordinary Shares of £1	100%
Clubline Services Limited		Ordinary Shares of £1	100%
Copperteam Limited		Ordinary Shares of £1	100%
Core Utility Solutions Limited		'A' Ordinary Shares of £1	100%
		'B' Ordinary Shares of £1	100%
		'C' Ordinary Shares of £1	100%
Damhead Creek Finance Limited	Cayman Islands	Ordinary Shares of US$0 01	100%
Demon Internet Limited		Ordinary Shares of 10p	100%
Demon Limited		Ordinary Shares of £1	100%
Dispatch Publishing Limited		Ordinary Shares of £1	100%

Annexe
to Annual Return of Scottish Power Limited
made up to 19 February 2008

Subsidiary undertakings at 31 December 2007 pursuant to Section 231(6)(b) of the Companies Act 1985

Undertakings marked * are direct holdings of Scottish Power Limited.

Name	Country of incorporation (if other than Great Britain)	Class of share capital	Proportion of shares held
Dornoch International Insurance Limited		Ordinary Shares of £1	100%
Emerald Power Generation Limited		Ordinary Shares of £1	100%
Lancastrian Holdings Limited		Ordinary Shares of £1	100%
Locomotive Software Developments Limited		Ordinary Shares of £1	100%
Locomotive Software Group Limited		Ordinary Shares of £1	100%
Manweb Contracting Services Limited		Ordinary Shares of £1	100%
Manweb Energy Consultants Limited		Ordinary Shares of £1	100%
Manweb Gas Limited		Ordinary Shares of £1	100%
Manweb Generation (Winnington) Limited		Ordinary Shares of £1	100%
Manweb Generation Holdings Limited		Ordinary Shares of £1	100%
Manweb Holdings Limited		Ordinary Shares of £1	100%
Manweb Limited		Ordinary Shares of £1	100%
Manweb Nominees Limited		Ordinary Shares of £1	100%
Manweb Pensions Trustee Limited		Ordinary Shares of £1	100%
Manweb Services Limited		Ordinary Shares of £1	100%
Manweb Share Scheme Trustees Limited		Ordinary Shares of £1	100%
Mawlaw 526 Limited		Ordinary Shares of £1	100%
Megafone (UK) Limited		Ordinary Shares of £1	100%
PPM Energy Canada Limited	Canada	Ownership Interests	100%
Psychic Companions Limited		Ordinary Shares of £1	100%
SaBRe Water Limited		Ordinary Shares of £1	100%

Annexe
to Annual Return of Scottish Power Limited
made up to 19 February 2008

Subsidiary undertakings at 31 December 2007
pursuant to Section 231(6)(b) of the Companies Act 1985

Undertakings marked * are direct holdings of Scottish Power Limited.

Name	Country of incorporation (if other than Great Britain)	Class of share capital	Proportion of shares held
Scotsgrid Limited		Ordinary Shares of £1	100%
Scotspower Limited		Ordinary Shares of £1	100%
Scottish Power Finance (Jersey) Limited*		Ordinary Shares of no par value	100%
Scottish Power Finance (US), Inc	Delaware, USA	Common stock of US$0 01	100%
Sterling Collections Limited (formerly Scottish Power Intermediate Limited)		Ordinary Shares of £1	100%
Scottish Power Trustees Limited		Ordinary Shares of £1	100%
Scottish Power UK Group Limited*		Ordinary Shares of £1	100%
Scottish Power UK Holdings plc*		Ordinary Shares of 50p	100%
Scottish Power UK plc		Ordinary Shares of 50p	100%
Scottish Utility Services Limited		Ordinary Shares of £1	100%
ScottishPower (DCL) Limited		Ordinary Shares of £1	100%
ScottishPower (DCOL) Limited		Ordinary Shares of £1	100%
ScottishPower Energy Management (Agency) Limited		Ordinary Shares of £1	100%
ScottishPower Energy Management Limited		Ordinary Shares of £1	100%
ScottishPower Energy Retail Limited		Ordinary Shares of £1	100%
ScottishPower Finance Limited		Ordinary Shares of £1	100%
ScottishPower Finance V Limited*	Cayman Islands	Ordinary Shares of £1	100%
ScottishPower Generation Limited		Ordinary Shares of £1	100%

Annexe
to Annual Return of Scottish Power Limited
made up to 19 February 2008

Subsidiary undertakings at 31 December 2007
pursuant to Section 231(6)(b) of the Companies Act 1985

Undertakings marked * are direct holdings of Scottish Power Limited.

Name	Country of incorporation (if other than Great Britain)	Class of share capital	Proportion of shares held
ScottishPower Inc *	Delaware, USA	Common Stock	100%
ScottishPower Insurance Limited	Isle of Man	Ordinary Shares of £1	100%
ScottishPower Investments Limited		Ordinary Shares of £1	100%
ScottishPower Leasing Limited		Ordinary Shares of £1	100%
ScottishPower NA 1 Limited*		Ordinary Shares of £1	100%
ScottishPower NA2 Limited*		Ordinary Shares of £1	100%
ScottishPower Overseas Holdings Limited*		Ordinary Shares of £1	100%
ScottishPower (SCPL) Limited		'A' Ordinary Shares of £1 'B' Ordinary Shares of £1	100% 100%
ScottishPower Securities Limited		Ordinary Shares of £1	100%
ScottishPower Share Scheme Trustees Limited		Ordinary Shares of £1	100%
ScottishPower Sharesave Trustees Limited		Ordinary Shares of £1	100%
ScottishPower (SOCL) Limited		'A' Ordinary Shares of £1 'B' Ordinary Shares of £1	100% 100%
ScottishPower Telecommunications Limited		Ordinary Shares of £1	100%
SMW Limited		Ordinary Shares of £1	100%
SP Dataserve Limited		Ordinary Shares of £1	100%
SP Distribution Limited		Ordinary Shares of £1	100%
SP Finance*		Ordinary Shares of £0 01	100%
SP Finance 2 Limited*		Ordinary Shares of £1	100%
SP Finance 4 Limited*		Ordinary Shares of £1	100%
SP Finance 5 Limited*		Ordinary Shares of £1	100%
SP Gas Limited		Ordinary Shares of £1	100%
SP Manweb plc		Ordinary Shares of 50p	100%
SP Power Systems Limited		Ordinary Shares of £1	100%
SP Transmission Limited		Ordinary Shares of £1	100%

Annexe
to Annual Return of Scottish Power Limited
made up to 19 February 2008

Subsidiary undertakings at 31 December 2007 pursuant to Section 231(6)(b) of the Companies Act 1985

Undertakings marked * are direct holdings of Scottish Power Limited.

Name	Country of incorporation (if other than Great Britain)	Class of share capital	Proportion of shares held
Spotlight Trading Limited		Ordinary Shares of £1	100%
SPPT Limited		Ordinary Shares of £1	100%
SSEB Limited		Ordinary Shares of £1	100%
Teledata (Holdings) Limited		Ordinary Shares of £1	100%
Teledata (Outsourcing) Limited		Ordinary Shares of £1	100%
Teledata Scotland Limited		Ordinary Shares of £1	100%
Telephone Information Services plc		Ordinary Shares of £1	100%
Telephone International Media Holdings Limited		Ordinary Shares of £1	100%
Telephone International Media Limited		Ordinary Shares of £1	100%
The CallCentre Service Limited		Ordinary Shares of 50p	100%
		Redeemable Preference Shares of £1	100%
The Information Service Limited		Ordinary Shares of £1	100%
The IP Systems Operation Limited		Ordinary Shares of £1	100%
TIM Limited		Ordinary Shares of £1	100%
Turnpike 1996 Limited		Ordinary Shares of £1	100%
Turnpike Limited		Ordinary Shares of £1	100%
Watermark Games Limited		Ordinary Shares of £0 10	100%

Annexe
to Annual Return of Scottish Power Limited
made up to 19 February 2008

Joint ventures and associated undertakings at 31 December 2007 pursuant to Section 231(6)(b) of the Companies Act 1985

Name	Class of share capital	Proportion of shares held	Aggregate capital and reserves (£'000)[1]	Profit/(loss) before taxation for year ended 31 March 2007 (31 March ARD) (£'000)[2]
N E S T Makers Limited[3]	Ordinary B Shares	100%	(1,598)	(116 5)
Scotash Limited[4]	'B' Ordinary Shares of £1	100%	2,940	953
Selectusonline Limited[5]	'A' Ordinary Shares of £1	100%	19 9	(0 1)

[1] Information extracted from accounts filed at Companies House

[2] Information extracted from accounts filed at Companies House

[3] Holding shown represents 50% of total issued share capital

[4] Holding shown represents 50% of total issued share capital

[5] Holding shown represents 33% of total issued share capital

FORM ML8(03/07)
CDROM/FICHE


A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR

COMPANY NUMBER :sc193794
COMPANY NAME :Scottish power limited

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST WILL BE AVAILABLE TO REQUEST ON MICROFICHE OR PAPER APPROXIMATELY 10 DAYS FROM19/02/09. TO ORDER A COPY OF THE BULK LIST ON MICROFICHE OR PAPER CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS
PLEASE PHONE 08457 573991

WEB CUSTOMERS
PLEASE PHONE 0870 333 3636



Please complete in typescript, or in bold black capitals.

CHFP025

RECEIVED
2007 JUL -1 A 8:41

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number SC193794

Company Name in full SCOTTISH POWER LIMITED

	Day	Month	Year
Date of termination of appointment	18	09	2007

as director [ ] as secretary [X] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House

NAME *Style / Title MRS *Honours etc

Forename(s) SHEELAGH

Surname DUFFIELD

	Day	Month	Year
† Date of Birth	26	05	1966

A serving director, secretary etc must sign the form below

* Voluntary details
† Directors only
**Please delete as appropriate

Signed [signature] **Date** 2/10/07

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

GILLIAN LOWSON
SCOTTISH POWER LIMITED
1 ATLANTIC QUAY
GLASGOW G2 8SP
Tel 0141 566 4795
DX number DX exchange

THURSDAY
S8WZSTIY
SCT 04/10/2007 1884
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**


LFM
GROUP
LASERFORM

288a

Please complete in typescript, or in bold black capitals

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number SC193794

Company Name in full SCOTTISH POWER LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	1 8	0 9	2 0 0 7	† Date of Birth	0 1	0 4	1 9 6 8

Appointment form Appointment as director [ ] as secretary [X] *Please mark the appropriate box If appointment is as a director and secretary mark both boxes*

Notes on completion appear on reverse

NAME *Style / Title: MRS *Honours etc:

Forename(s): MARION

Surname: VENMAN

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† BOCLAIR, 10 MONCRIEFF AVENUE, LENZIE

Post town: GLASGOW Postcode: G66 4NL

County / Region: Country: SCOTLAND

† Nationality: SCOTTISH † Business occupation:

† Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] Date 28/9/07

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 2/10/07

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

GILLIAN LOWSON
SCOTTISH POWER LIMITED
1 ATLANTIC QUAY
GLASGOW G2 8SP

Tel 0141 566 4795

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



Please complete in typescript, or in bold black capitals

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number SC193794

Company Name in full SCOTTISH POWER LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	1 8	0 9	2 0 0 7	† Date of Birth	0 1	0 4	1 9 6 8

Appointment form Appointment as director [ ] as secretary [X] *Please mark the appropriate box If appointment is as a director and secretary mark both boxes*

Notes on completion appear on reverse

NAME *Style / Title MRS *Honours etc

Forename(s) MARION

Surname VENMAN

Previous Forename(s) Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† BOCLAIR, 10 MONCRIEFF AVENUE, LENZIE

Post town GLASGOW Postcode G66 4NL

County / Region Country SCOTLAND

† Nationality SCOTTISH † Business occupation

† Other directorships (additional space overleaf)

I consent to act as ** ~~director~~ / secretary of the above named company

* Voluntary details
† Directors only
**Delete as appropriate

Consent signature [signature] **Date** 28/9/07

A director, secretary etc must sign the form below.

Signed [signature] **Date** 2/10/07

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

GILLIAN LOWSON
SCOTTISH POWER LIMITED
1 ATLANTIC QUAY
GLASGOW G2 8SP
Tel 0141 566 4795
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**


LFM
GROUP
LASERFORM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number SC193794

Company Name in full SCOTTISH POWER LIMITED

	Day	Month	Year
Date of termination of appointment	18	09	2007

as director [ ] as secretary [X]

Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes

Please insert details as previously notified to Companies House.

NAME *Style / Title MRS *Honours etc

Forename(s) SHEELAGH

Surname DUFFIELD

	Day	Month	Year
† Date of Birth	26	05	1966

A serving director, secretary etc must sign the form below.

* Voluntary details
† Directors only
**Please delete as appropriate

Signed [signature] **Date** 2/10/07

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

GILLIAN LOWSON
SCOTTISH POWER LIMITED
1 ATLANTIC QUAY
GLASGOW G2 8SP
Tel 0141 566 4795
DX number DX exchange

SATURDAY
S853DTYC
SCT 20/10/2007 972
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**



225

Change of accounting reference date

Please complete in typescript, or in bold black capitals
CHFP029

Company Number SC193794

Company Name in Full Scottish Power Limited

The accounting reference period ending: Day 31, Month 03, Year 2008

is **shortened** ☑ / **extended** ☐ so as to end on: Day 31, Month 12, Year 2007

please tick appropriate box

Subsequent periods will end on the same day and month in future years

If extending more than once in five years, please indicate in the box the number of the provision listed in note c on which you are relying

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period

a You **may not** change a period for which the accounts are already overdue

b You **may not** extend a period beyond 18 months unless the company is subject to an administration order

c You **may not** extend periods more than once in five years unless

1 the company is subject to an administration order, or

2 you have the specific approval of the Secretary of State, (please enclose a copy), or

3 you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or

4 the form is being submitted by an oversea company

Signed [signature] **Date** 28/11/07.

† ~~a director~~ / secretary ~~/ administrator / administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company~~

† Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Marie Ross, Scottish Power Ltd
1 Atlantic Quay, Glasgow, G2 8SP
Tel
DX number DX exchange

THURSDAY
S64AJV2S
SCT 29/11/2007 1773
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP 4 Edinburgh 2**

Deloitte.

Deloitte & Touche LLP
180 Strand
London WC2R 1BL

Tel +44 (0) 20 7936 3000
Fax +44 (0) 20 7583 1198
www deloitte co uk

The Secretary
Scottish Power Limited
1 Atlantic Quay
Glasgow
G2 8SP

19 October 2007

Dear Sir

Scottish Power Limited

We are in receipt of the special notice dated 18 September 2007 of the intended resolution to appoint another firm of auditors as auditors of the company.

There are no circumstances connected with our ceasing to hold office as auditors which should be brought to the attention of the members or creditors of the company

Yours faithfully

Deloitte & Touche LLP

Deloitte & Touche LLP

Companies House
for the record

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC 193794

Company Name in full SCOTTISH POWER LIMITED

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 07 Month 05 Year 2008

Name *Style / Title: | *Honours etc:

Forename(s): RAMON ANTONIO

Surname: FERNANDEZ OLMEDO

† Date of Birth: Day 28 Month 11 Year 1966

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 1 ATLANTIC QUAY, ROBERTSON STREET

Post town: GLASGOW

County / Region: | Postcode: G2 8SP

Country: SCOTLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 07.05.08

(** director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

JANET REID, LEGAL, SCOTTISH POWER
1 ATLANTIC QUAY, GLASGOW G2 8SP

Tel

DX number | DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

ScottishPower

Corporate Office

The Administrator
PO Box 4082
Cardiff
CF14 3WE

336/1901/08
Your ref 336/1968/08

Our ref

Date
20 May 2008

Contact/Extension
0141 566 4513

Dear Sirs

CONFIDENTIALITY ORDERS
Ramon Antonio Fernandez Olmedo
Jose Luis Del Valle Doblado

Following the grant of a Confidentiality Order for the above individuals, I enclose completed forms 723(SR) and 288c for each of them.

I would be grateful if you would date stamp and return the enclosed copy of this letter as acknowledgement of safe receipt. Please contact me on the above phone number if you have any queries concerning this application.

Yours faithfully

Janet Reid
Subsidiary Company Contract and Compliance Manager


RECEIVED
22 MAY 2008

ScottishPower Corporate Office, 1 Atlantic Quay, Glasgow G2 8SP
Telephone 0141 248 8200 Fax 0141 248 8300


BUSINESS
COMMUNITY

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary (NOT for appointment (use Form 288a) or resignation (use Form 288b))

Company Number: SC 193794

Company Name in full: SCOTTISH POWER LIMITED

Changes of particulars form — Complete in all cases

Date of change of particulars (Day Month Year): 07 05 2008

Name — *Style / Title: | *Honours etc:

Forename(s): JOSE LUIS

Surname: DEL VALLE DOBLADO

† Date of Birth (Day Month Year): 29 04 1954

Change of name (enter new name) Forename(s):

Surname:

Change of usual residential address †† (enter new address): 1 ATLANTIC QUAY, ROBERTSON ST,

Post town: GLASGOW

County / Region: | Postcode: G2 8SP

Country: SCOTLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change (please specify):

A serving director, secretary etc must sign the form below.

Signed: [signature] | Date: 07.05.08

(** director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

JANET REID, LEGAL, SCOTTISH POWER,
1 ATLANTIC QUAY, GLASGOW G2 8SP

Tel

DX number | DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form 10/03

ScottishPower

Corporate Office

The Administrator
PO Box 4082
Cardiff
CF14 3WE

336/1901/08
Your ref 336/1968/08

Our ref

Date
20 May 2008

Contact/Extension
0141 566 4513

Dear Sirs

CONFIDENTIALITY ORDERS
Ramon Antonio Fernandez Olmedo
Jose Luis Del Valle Doblado

Following the grant of a Confidentiality Order for the above individuals, I enclose completed forms 723(SR) and 288c for each of them.

I would be grateful if you would date stamp and return the enclosed copy of this letter as acknowledgement of safe receipt. Please contact me on the above phone number if you have any queries concerning this application.

Yours faithfully

Janet Reid
Subsidiary Company Contract and Compliance Manager

ScottishPower Corporate Office, 1 Atlantic Quay, Glasgow G2 8SP
Telephone 0141 248 8200 Fax 0141 248 8300

Scottish Power Limited Registered Office 1 Atlantic Quay, Glasgow G2 8SP
Registered in Scotland No. 193794 Vat No. GB 659 3720 08


COMMUNITY

Companies House
— for the record —

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC 193794

Company Name in full SCOTTISH POWER LIMITED

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 07 Month 05 Year 2008

Name *Style / Title — *Honours etc

Forename(s) JOSE MIGUEL

Surname ALCOLEA CANTOS

† Date of Birth — Day 07 Month 06 Year 1970

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address ††

(enter new address)

Post town 1 ATLANTIC QUAY, ROBERTSON ST,

County / Region GLASGOW — Postcode G2 8SP

Country SCOTLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 19.05.08

(** director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

JANET REID, LEGAL, SCOTTISH POWER,
1 ATLANTIC QUAY, GLASGOW G2 8SP

Tel

DX number — DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland — DX 235 Edinburgh or LP -.4 Edinburgh 2

ScottishPower

Corporate Office

The Administrator
PO Box 4082
Cardiff
CF14 3WE

Your ref

Our ref

Date
21 May 2008

Contact/Extension
0141 566 4513

Tel 0845 3032400

Dear Sirs

CONFIDENTIALITY ORDERS
Alcolea Cantos, Jose Miguel (ref 336/1898/08)
Becker Zuazua, Fernando (ref 336/1899/08)
Morras Zuazo, Francisco Javier (ref 336/1902/08)
Sainz Armada, Jose (ref 336/1903/08)
Sanchez Galan, Jose Ignacio (ref 336/1897/08)
San Pedro Gerenabarrana, Jose Luis (ref 336/1904/08)

Fax. 288c

Following the grant of a Confidentiality Order for the above individuals, I enclose completed forms 723(SR) and 288c for each of them.

I would be grateful if you would date stamp and return the enclosed copy of this letter as acknowledgement of safe receipt. Please contact me on the above phone number if you have any queries concerning this application.

02920 377718

Yours faithfully

Janet Reid
Subsidiary Company Contract and Compliance Manager

DATE RECEIVED
22 MAY 2008



Companies House
for the record

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC 193794

Company Name in full SCOTTISH POWER LIMITED

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	07	05	2008

Name *Style / Title | *Honours etc

Forename(s) FERNANDO

Surname BECKER ZUAZUA

	Day	Month	Year
† Date of Birth	30	07	1955

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address ††

(enter new address)

Post town 1 ATLANTIC QUAY, ROBERTSON ST,

County / Region GLASGOW Postcode G2 8SP.

Country SCOTLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 19.05.08

(** director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

JANET REID, LEGAL, SCOTTISH POWER,
1 ATLANTIC QUAY, GLASGOW G2 8SP

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

ScottishPower

Corporate Office

The Administrator
PO Box 4082
Cardiff
CF14 3WE

Your ref

Our ref

Date
21 May 2008

Contact/Extension
0141 566 4513

Tel 0845 3032400

Dear Sirs

CONFIDENTIALITY ORDERS
Alcolea Cantos, Jose Miguel (ref 336/1898/08)
Becker Zuazua, Fernando (ref 336/1899/08)
Morras Zuazo, Francisco Javier (ref 336/1902/08)
Sainz Armada, Jose (ref 336/1903/08)
Sanchez Galan, Jose Ignacio (ref 336/1897/08)
San Pedro Gerenabarrana, Jose Luis (ref 336/1904/08)

Fax. 288c

Following the grant of a Confidentiality Order for the above individuals, I enclose completed forms 723(SR) and 288c for each of them.

I would be grateful if you would date stamp and return the enclosed copy of this letter as acknowledgement of safe receipt. Please contact me on the above phone number if you have any queries concerning this application.

02920 377718

Yours faithfully

Janet Reid
Subsidiary Company Contract and Compliance Manager


BUSINESS
COMMUNITY

ScottishPower Corporate Office, 1 Atlantic Quay, Glasgow G2 8SP
Telephone 0141 248 8200 Fax 0141 248 8300

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC 193794

Company Name in full SCOTTISH POWER LIMITED

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 07 Month 05 Year 2008

Name *Style / Title: | *Honours etc:

Forename(s): FRANCISCO JAVIER

Surname: MORRAS ZUAZO

† Date of Birth — Day 30 Month 06 Year 1953

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

1 ATLANTIC QUAY, ROBERTSON ST,

Post town: GLASGOW

County / Region: | Postcode: G2 8SP

Country: SCOTLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 19.05.08

(~~** director / secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

JANET REID, LEGAL, SCOTTISH POWER,
1 ATLANTIC QUAY, GLASGOW G28SP

Tel

DX number | DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

ScottishPower

Corporate Office

The Administrator
PO Box 4082
Cardiff
CF14 3WE

Your ref

Our ref

Date
21 May 2008

Contact/Extension
0141 566 4513

Tel 0845 3032400

Dear Sirs

Fax. 288c

CONFIDENTIALITY ORDERS
Alcolea Cantos, Jose Miguel (ref 336/1898/08)
Becker Zuazua, Fernando (ref 336/1899/08)
Morras Zuazo, Francisco Javier (ref 336/1902/08)
Sainz Armada, Jose (ref 336/1903/08)
Sanchez Galan, Jose Ignacio (ref 336/1897/08)
San Pedro Gerenabarrana, Jose Luis (ref 336/1904/08)

Following the grant of a Confidentiality Order for the above individuals, I enclose completed forms 723(SR) and 288c for each of them.

I would be grateful if you would date stamp and return the enclosed copy of this letter as acknowledgement of safe receipt. Please contact me on the above phone number if you have any queries concerning this application.

02920 377718

Yours faithfully

Janet Reid
Subsidiary Company Contract and Compliance Manager

DATE RECEIVED
22 MAY 2008



COMMUNITY

Companies House
for the record

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC 193794

Company Name in full SCOTTISH POWER LIMITED

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	07	05	2008

Name *Style / Title | *Honours etc

Forename(s) JOSE

Surname SAINZ ARMADA

	Day	Month	Year
† Date of Birth	03	11	1959

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address †† *(enter new address)*

1 ATLANTIC QUAY, ROBERTSON ST,

Post town GLASGOW

County / Region

Postcode G2 8SP

Country SCOTLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 19-5-2008

(** director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

JANET REID, LEGAL, SCOTTISH POWER,
1 ATLANTIC QUAY, GLASGOW G2 8SP

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

ScottishPower

Corporate Office

The Administrator
PO Box 4082
Cardiff
CF14 3WE

Your ref

Our ref

Date
21 May 2008

Contact/Extension
0141 566 4513

Tel 0845 3032400

Dear Sirs

Fax. 288c

CONFIDENTIALITY ORDERS
Alcolea Cantos, Jose Miguel (ref 336/1898/08)
Becker Zuazua, Fernando (ref 336/1899/08)
Morras Zuazo, Francisco Javier (ref 336/1902/08)
Sainz Armada, Jose (ref 336/1903/08)
Sanchez Galan, Jose Ignacio (ref 336/1897/08)
San Pedro Gerenabarrana, Jose Luis (ref 336/1904/08)

Following the grant of a Confidentiality Order for the above individuals, I enclose completed forms 723(SR) and 288c for each of them.

I would be grateful if you would date stamp and return the enclosed copy of this letter as acknowledgement of safe receipt. Please contact me on the above phone number if you have any queries concerning this application.

02920 377718

Yours faithfully

Janet Reid
Subsidiary Company Contract and Compliance Manager



ScottishPower Corporate Office, 1 Atlantic Quay, Glasgow G2 8SP
Telephone 0141 248 8200 Fax 0141 248 8300

Scottish Power Limited Registered Office 1 Atlantic Quay, Glasgow G2 8SP
Registered in Scotland No. 193794 Vat No. GB 659 3720 08

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c
CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number SC 193794

Company Name in full SCOTTISH POWER LIMITED

Changes of particulars form *Complete in all cases*

Date of change of particulars: Day 07 Month 05 Year 2008

Name *Style / Title:
*Honours etc:

Forename(s): JOSE IGNACIO

Surname: SANCHEZ GALAN

† Date of Birth: Day 30 Month 09 Year 1950

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 1 ATLANTIC QUAY, ROBERTSON ST,

Post town: GLASGOW

County / Region:

Postcode: G2 8SP

Country: SCOTLAND

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985** ✓

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed [signature] **Date** 19.05.08

(** director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

JANET REID, LEGAL, SCOTTISH POWER
1 ATLANTIC QUAY GLASGOW G28SP

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

ScottishPower

Corporate Office

The Administrator
PO Box 4082
Cardiff
CF14 3WE

Your ref

Our ref

Date
21 May 2008

Contact/Extension
0141 566 4513

Tel 0845 3032400

Dear Sirs

CONFIDENTIALITY ORDERS
Alcolea Cantos, Jose Miguel (ref 336/1898/08)
Becker Zuazua, Fernando (ref 336/1899/08)
Morras Zuazo, Francisco Javier (ref 336/1902/08)
Sainz Armada, Jose (ref 336/1903/08)
Sanchez Galan, Jose Ignacio (ref 336/1897/08)
San Pedro Gerenabarrana, Jose Luis (ref 336/1904/08)

Fax. 288c

Following the grant of a Confidentiality Order for the above individuals, I enclose completed forms 723(SR) and 288c for each of them.

I would be grateful if you would date stamp and return the enclosed copy of this letter as acknowledgement of safe receipt. Please contact me on the above phone number if you have any queries concerning this application.

02920 377718

Yours faithfully

Janet Reid
Subsidiary Company Contract and Compliance Manager

DATE RECEIVED
22 MAY 2008



ScottishPower Corporate Office, 1 Atlantic Quay, Glasgow G2 8SP
Telephone 0141 248 8200 Fax 0141 248 8300

Scottish Power Limited Registered Office 1 Atlantic Quay, Glasgow G2 8SP
Registered in Scotland No. 193794 Vat No. GB 659 3720 08

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number SC 193794

Company Name in full SCOTTISH POWER LIMITED

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 07 Month 05 Year 2008

Name *Style / Title — *Honours etc

Forename(s) JOSE LUIS

Surname SAN PEDRO GERENABARRANA

† Date of Birth — Day 01 Month 09 Year 1946

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address †† *(enter new address)* 1 ATLANTIC QUAY, ROBERTSON ST,

Post town GLASGOW

County / Region

Postcode G2 8SP

Country SCOTLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 19-5-08

(** director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

JANET REID, LEGAL, SCOTTISH POWER
1 ATLANTIC QUAY, GLASGOW G28SP

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP -.4 Edinburgh 2

Form 10/03

ScottishPower

Corporate Office

The Administrator
PO Box 4082
Cardiff
CF14 3WE

Your ref

Our ref

Date
21 May 2008

Contact/Extension
0141 566 4513

Tel 0845 3032400

Dear Sirs

Fax
288c

CONFIDENTIALITY ORDERS
Alcolea Cantos, Jose Miguel (ref 336/1898/08)
Becker Zuazua, Fernando (ref 336/1899/08)
Morras Zuazo, Francisco Javier (ref 336/1902/08)
Sainz Armada, Jose (ref 336/1903/08)
Sanchez Galan, Jose Ignacio (ref 336/1897/08)
San Pedro Gerenabarrana, Jose Luis (ref 336/1904/08)

Following the grant of a Confidentiality Order for the above individuals, I enclose completed forms 723(SR) and 288c for each of them.

I would be grateful if you would date stamp and return the enclosed copy of this letter as acknowledgement of safe receipt. Please contact me on the above phone number if you have any queries concerning this application.

02920 377718

Yours faithfully

Reid

Janet Reid
Subsidiary Company Contract and Compliance Manager

DATE RECEIVED
22 MAY 2008


COMMUNITY

ScottishPower Corporate Office, 1 Atlantic Quay, Glasgow G2 8SP
Telephone 0141 248 8200 Fax 0141 248 8300

Scottish Power Limited Registered Office 1 Atlantic Quay, Glasgow G2 8SP
Registered in Scotland No. 193794 Vat No. GB 659 3720 08

RECEIVED
2008 JUL -1 A 8:42

Company No SC193794

WRITTEN RESOLUTIONS

- of -

SCOTTISH POWER LIMITED (the "Company")

We, the undersigned, being all the members of the above named Company (formerly named Scottish Power plc, but re registered as a private limited company on 13 July 2007) for the time being entitled to attend and vote at general meetings, hereby unanimously pass the following resolutions as Special Resolutions of the Company pursuant to Section 381A of the Companies Act 1985 and agree that such resolutions shall be valid and effective for all purposes as if the same had been passed at a general meeting of the Company duly convened and held

SPECIAL RESOLUTIONS

1 THAT the terms of a proposed contract between the holders from time to time of the non cumulative preference shares of 50 pence each in the Company in issue (the "**B Shares**") and the Company providing for the repurchase by the Company of the B Shares (the form of which is annexed hereto) to be entered into on one or more occasions be and are hereby approved and authorised for the purposes of Section 164 of the Companies Act 1985 and otherwise but so that such approval and authority shall expire 18 months after the date on which this resolution is passed

2 THAT the terms of a proposed contract between the holders of the deferred shares of 50 pence each in the share capital of the Company (the "**Deferred Shares**") and the Company providing for the repurchase by the Company of the Deferred Shares (the form of which is annexed hereto) be and are hereby approved and authorised for the purposes of Section 164 of the Companies Act 1985 and otherwise but so that such approval and authority shall expire 18 months after the date on which this resolution is passed

3 THAT the amended Articles of Association of the Company in the form attached to this resolution and initialled for the purposes of identification by the Chairman be hereby adopted in substitution for and to the exclusion of all existing Articles of the Company

For and on behalf of Iberdrola, S A

Date 16 July 2007

For and on behalf of the other ordinary shareholders of Scottish Power Limited (on the register of members as at the date of this resolution) under a Power of Attorney dated 23 April 2007

Date 16 July 2007

SCOTTISH POWER LIMITED - REGISTER OF HOLDERS OF ORDINARY SHARES OF 42 PENCE EACH AS AT 16 JULY 2007

Acct no	Hldrs prefix	Hldrs forename	Hldrs surname	Hldrs addr 1	Hldrs addr 2	Hldrs addr 3	Hldrs addr 4	Hldrs addr	Post cd	Bal amt 03
										101237527
A399737	MS	SUSAN	MCCORMICK	89 LABURNUM ROAD VIEWPARK	UDDINGSTON	GLASGOW			G71 5AE	552
A502536	MR	JOHN G	SIMPSON	3 DUMBRECK PARK	DUNSHALT	CUPAR	FIFE		KY14 7HH	1813
A544041	MRS	PATRICIA ANNE	ATHERTON	31 BEECH AVENUE	CLOCK FACE	ST HELENS			WA9 4LQ	821
A566702	MISS	MARISSA	MCCARROLL	7 NORTH BERWICK AVENUE	CARRICKSTONE	CUMBERNAULD			G68 0JQ	111
A567262	MR	JOHN FRASER	PASS	17 HABERLEA AVENUE	GLASGOW				G53 7UZ	2282
A567336	MR	DAVID ALEXANDER	WILSON	27 CRAIGSTON PARK	DUNFERMLINE	FIFE			KY12 0XZ	385
A570414	MISS	ELAINE	DICK	13 CREELSHAUGH ROAD	FENWICK				KA3 6DP	470
A570760	MRS	CLARE MARGARET	PRYCE	7 RUTHIN CLOSE	ST MATHEWS PARK	BUCKLEY FLINTSHIRE			CH7 3QL	568
A570934	MISS	JULIE	WILCOX	16 WILLOW CRESCENT	PADGATE	WARRINGTON	CHESHIRE		WA1 4JS	316
A573895	MS	MARJORY	ROBERTSON	81 WALNUT GATE	CAMBUSLANG	GLASGOW			G72 7GB	385
A574559	MR	TIM E	SALINAS	43 WEYMOUTH CLOSE	MURDISHAW	RUNCORN			WA7 6JJ	40
A576189	MR	CRAIG JOHN	BARR	3/L 107 CLARKSTON ROAD	CATHCART	GLASGOW			G44 3BL	1426
A578316	MR	ROY	MARRIOTT	94 CASTLEMAINS ROAD	MILNGAVIE	GLASGOW			G62 7QB	1325
A592572	MRS	NORMA LINDA	APPLETON	8 NORMANHURST	ORMSKIRK	LANCS			L39 4UZ	1495
A592918	MR	DEREK	MACKAY	38 GLENSHEE GARDENS	CARLUKE	SOUTH LANARKSHIRE			ML8 4RR	1157
A593068	MR	CHARLES SMITH MCMILLAN	REID	77 OSPREY DRIVE	UDDINGSTON	GLASGOW			G71 6HU	535
A594044	MR	ANDREW B	WILKIE	2 OTHELLO	CALDERWOOD	EAST KILBRIDE	GLASGOW		G74 3NQ	100
A595386	MRS	VICTORIA MARGARET	PHILLIPS	FLAT 16 WESTSIDE GARDENS	4 PARTICKHILL ROAD	GLASGOW			G11 5BL	558
A621332	MR	DAVID A	SINCLAIR	24 BALLANTRAE CRESCENT	NEWTON MEARNS	GLASGOW			G77 5TX	1104
A622464	MRS	LINDA	JOHNSTONE	21 DEANSYKE	FORTH	LANARK			ML11 8BJ	55
A631041	MR	MARK	COOPER	6 FOUNDRY WYND	WOODEND MEADOWS	KILWINNING			KA13 6UF	770
A642783	MR	ANDREW RONALD	CAMERON	3 WOODEND STREET	HELENSBURGH	GLASGOW			G84 8DX	50
A644950	MR	MARK	HERON	FLAT 1/3	101 OLD CASTLE ROAD	CATHCART GLASGOW			G44 5TQ	223
A647682	MR	SCOTT	MACVICAR	49 HILLEND CRESCENT	DUNTOCHER	CLYDEBANK			G81 6HL	111
A651049	MS	CATHERINE	MCNAMEE	2 OTHELLO	CALDERWOOD	EAST KILBRIDE			G74 3NQ	44
A658863	MR	BRIAN	BURNS	60 BEAULY COURT	FALKIRK	STIRLINGSHIRE			FK1 2QP	613
A658921	MRS	LINDA	MEIKLE	10 WILLOWDEAN	BRIDGEEND	LINLITHGOW			EH49 6NW	60
A665290	MR	SIMON WILLIAM	HOGG	34 STAFFA STREET	GOUROCK	RENFREWSHIRE			PA19 1SJ	299
A665749	MRS	ANGHARAD G	HEFFEY-RHODES	27 VENTNOR CLOSE	GREAT SANKEY	WARRINGTON	CHESHIRE		WA5 3JL	285
A665750	MRS	CLAIRE LOUISE	JONES	94 DEAN ROAD	WREXHAM	CLWYD			LL13 9EL	335
A665751	MS	AILEEN E	MACNAUGHTON	192 ASHCROFT DRIVE	GLASGOW				G44 5QG	57
A665752	MR	CHRISTOPHER D	SUMMERSCALES	13 STEADINGS GARDENS	DUNBAR	EAST LOTHIAN			EH42 1GS	502
A665795		#IBERDROLA SA		CARDENAL GARDOQUI	8 48008 BILBOA	SPAIN				101217177
A666090	MR	STEVEN	DORAN	3 GARTH AVENUE	PERTH				PH1 2LG	275
A666091	MR	DARREN MACKINTOSH	HARRISON	64 MARY STEVENSON DRIVE	ALLOA	CLACKMANNANSHIRE			FK10 2BF	397
A666092	MRS	ANNETTE DUNDAS W	VEITCH	5 CANADIAN AVENUE	HOOLE	CHESTER			CH2 3HG	334
A666143	MR	ALEXANDER H M	BEGBIE	21 COUNTESS GATE	BOTHWELL	GLASGOW			G71 8FB	497

THE COMPANIES ACTS 1985 AND 1989



MEMORANDUM and ARTICLES OF ASSOCIATION

of

SCOTTISH POWER LIMITED

(Adopted by a special resolution passed on 4 May 2006 and amended pursuant to special resolutions dated 30 March 2007, 15 June 2007 and 16 July 2007)

Company Number 193794
Incorporated on 19 February 1999

THE COMPANIES ACTS 1985 to 1989

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

SCOTTISH POWER LIMITED

1 The Company's name is SCOTTISH POWER LIMITED (Note 1)

2 The Company's registered office is to be situated in Scotland

3 The Company's objects are (Note 2)

3 1 1 To carry on the business of a holding company in all its branches, and to acquire by purchase, lease, concession, grant, licence or otherwise such businesses, options, rights, privileges, lands, buildings, leases, underleases, stocks, shares, debentures, debenture stock, bonds, obligations, securities, reversionary interests, annuities, policies of assurance and other property and rights and interests in property as the Company shall deem fit and generally to hold, manage, develop, lease, sell or dispose of the same, and to vary any of the investments of the Company, to act as trustees of any deeds constituting or securing any debentures, debenture stock or other securities or obligations, to enter into, assist, or participate in financial, commercial, mercantile, industrial and other transactions, undertakings and businesses of every description, and to establish, carry on, develop and extend the same or sell, dispose of or otherwise turn the same to account, and to co ordinate the policy and administration of any companies of which this Company is a member or which are in any manner controlled by, or connected with the Company, and to carry on all or any of the businesses of capitalists, trustees, financiers, financial agents, company promoters, bill discounters, insurance brokers and agents, mortgage brokers, rent and debt collectors, stock and share brokers and dealers and commission and general agents, merchants and traders, and to manufacture, buy, sell, maintain, repair and deal in plant, machinery, tools, articles and things of all kinds capable of being used for the purposes of the above mentioned businesses or any of them, or likely to be required by customers of or persons having dealings with the Company

3 1 2 To carry on the businesses in all its branches of generating, transmitting, distributing and supplying electricity (including, but without prejudice to the foregoing generality, the business of a public electricity supplier under any authorisation or licence granted pursuant to the Electricity Act (or modification or re enactment thereof) or any other statute or statutory instrument) or any other form of energy and to do anything which the Company is empowered or required to do under or by virtue of any such authorisation or licence

3 1 3 To carry on the businesses of manufacturing, supplying, servicing and dealing in all types of plant or equipment used in connection with the generation, transmission, distribution and supply of electricity or any other form of energy

3 1.4 To explore for, produce, import or otherwise obtain any fuel or other raw materials for use in connection with the generation of electricity or any other form of energy and to process and deal in any such raw materials or any by products thereof and to process and deal in any by products which may be obtained from the activities of generating, transmitting, distributing or supplying electricity or any other form of energy

3.1.5 To carry on the businesses in all their branches of retailers, suppliers and dealers in electrical appliances, household and general domestic equipment, fixtures and fittings and all kinds of goods, equipment, materials or installations connected with the use of electricity or any other form of energy whether for domestic, industrial, commercial or other purposes

3 1 6 To carry on the business of a water undertaker, whether pursuant to an appointment or otherwise, including but not limited to the provision, operation, development, maintenance, improvement and extension of a system of water supply, the abstraction, collection, storage, treatment, distribution and supply of water, and the provision, operation, maintenance, improvement and extension of water mains and other pipes

3 1.7 To carry on the business of a sewerage undertaker, including but not limited to the provision, operation, development, maintenance, improvement and extension of a system of a public sewers, the removal, treatment and disposal of waste, sewerage, sludge and other effluent, and the provision, operation, emptying, cleansing, maintenance, improvement and extension of sewers and drains

3.1 8 To carry on all or any of the businesses of the running (whether under licence or otherwise), operating, managing, servicing, repairing and dealing in telecommunication and information systems and systems of all kinds for the conveyance by any means of sounds, visual images and signals of all kinds

3 1 9 To provide engineering, construction, consultancy and design services and radio and other communications systems and services, and any facilities, equipment and installations whether related to such services and systems or otherwise

3 1 10 To conduct, promote and commission research of all kinds and research and development activities of all kinds, whether related to the generation, transmission, distribution and supply of electricity or other form of energy or otherwise, and to exploit and turn to account the results of any such research or research and development carried out by or for the Company

3.1 11 To acquire by any means and hold and deal with any heritable, real or personal property or corporeal or incorporeal rights whatsoever, whether or not for the purposes of or in connection with any of the foregoing activities, and (without prejudice to the generality of the foregoing) to purchase, take on lease or in exchange, hire or otherwise acquire and hold any heritable or real property and any estate or interest in such property, including without limitation any lands, buildings, installations, structures, servitudes, easements, fishing rights, privileges and concessions and to use, exploit and develop the same

3 1 12 To abstract and divert water from any appropriate source for use in connection with the generation of electricity, having regard to the preservation of amenity and fisheries

3.1 13 To carry on any other trade or business whatever which, in the opinion of the Directors of the Company, can be advantageously carried on in connection with or ancillary to any of the above mentioned businesses or is calculated directly or indirectly to enhance the value of, or render profitable any of, the property or rights of the Company

3 1 14 To carry on any other trade, business, including without limitation any utility business, or activity whatever which, in the opinion of the Directors of the Company, is or may be capable of being carried on directly or indirectly for the benefit of the Company

3 2 To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property

3 3 To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any trade marks, patents, copyrights, trade secrets, or other intellectual property rights, licences, secret processes, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire

3 4 To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received

3 5 To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company

3 6 To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made

3 7 To lend and advance money or give credit an any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid)

3 8 To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it

3 9 To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments

3 10 To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade Or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests

3 11 To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions

3 12 To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bands, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

3 13 To control, manage, finance, subsidise, co ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies

3 14 To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid

3 15 To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same

3 16 To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub contracts

3 17 To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient

3 18 To distribute among the members of the Company in kind any property of the Company of whatever nature

3 19 To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company

3 20 To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its directors or employees, or may be connected with any town

or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons, to make payments towards insurance including insurance for any director, officer or auditor against any liability in respect of any negligence, default, breach of duty or breach of trust (so far as permitted by law), and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants, and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such schemes to be established or maintained

3 21 Subject to and in accordance with the provisions of the Act (if and so far as such provisions shall be applicable) to give, directly or indirectly, financial assistance for the acquisition of shares or other securities of the Company or of any other company or for the reduction or discharge of any liability incurred in respect of such acquisition

3 22 To procure the Company to be registered or recognised in any part of the world

3 23 To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub contractors or otherwise and either alone or in conjunction with others

3 24 To do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them

3 25 AND so that

3 25 1 None of the objects set forth in any sub clause of this clause shall be restrictively construed but the widest interpretation shall be given to each such object, and none of such objects shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other object or objects set forth in such sub clause, or by reference to or inference from the terms of any other sub clause of this clause, or by reference to or inference from the name of the Company

3 25 2 None of the sub clauses of this clause and none of the objects therein specified shall be deemed subsidiary or ancillary to any of the objects specified in any other such sub clause, and the Company shall have as full a power to exercise each and every one of the objects specified in each sub clause of this clause as though each such sub clause contained the objects of a separate Company

3 25 3 The word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere

3 25 4 In this clause the expression "the Act" means the Companies Act 1985, but so that any reference in this clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re enactment of that provision for the time being in force

4 The liability of the members is limited

5 The Company's share capital is £1,500,000,000 84 divided into ordinary shares of 42 pence each (the "Ordinary Shares"), ordinary shares of 42/2,907 pence (the "New ScottishPower Shares"), 12,884,044 non cumulative preference B Shares of 50 pence each (the "B Shares"), 370,655,937 deferred shares of 50 pence each (the "Deferred Shares"), one special rights non voting redeemable preference share of £1 00 and 24 unclassified shares of 1 pence each (Notes 3, 4, 5, 6 , 7 and 8)

WE, the subscribers to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum, and we agree to take the number of shares shown opposite our respective names

Names and addresses of Subscribers		Number of shares taken by each subscriber
1	Jordans (Scotland) Limited 24 Great King Street Edinburgh EH3 6QN	One
2	Oswalds of Edinburgh Limited 24 Great King Street Edinburgh EH3 6QN	One
	Total shares taken	Two

Dated this 19th February 1999

Witness to the above Signatures

Cathie Balneaves
24 Great King Street
Edinburgh EH3 6QN

Company Registration Agent

Notes

(1) By special resolution passed on 29 April 1999 which became effective on 30 July 1999, the Company changed its name from New Scottish Power plc to Scottish Power plc By special resolution passed on 15 June 2007 which became effective on 13 July 2007, the Company changed its name from Scottish Power plc to Scottish Power Limited

(2) By ordinary resolution passed on 29 April 1999, sub clauses 3 1 2 to 3 1 14 (inclusive) were adopted

(3) On 22 February 1999 the Company's share capital was increased to £99,998 by the creation of 49,998 redeemable shares of £1 each

(4) By ordinary resolution passed on 29 April 1999, each of the ordinary shares of £1 each in the Company's authorised capital were sub divided into ordinary shares of 50 pence each

(5) By ordinary resolution passed on 29 April 1999, the authorised share capital of the Company was increased to £850,000,001 by the creation of an additional 1,699,800,004 ordinary shares of 50 pence each and one special rights non voting redeemable preference share of £1

(6) By ordinary resolution passed on 21 July 1999, the authorised share capital of the Company was increased to £1,500,000,001 by the creation of an additional

1,300,000,000 ordinary shares of 50 pence each ranking *pari passu* in all respects with the existing ordinary shares of 50 pence each in the capital of the Company

(7) By special resolution passed on 4 May 2006 (becoming effective 15 May 2006 or such other time and/or date as the directors of the Company may determine)

(i) one in every three of the existing issued Ordinary Shares of 50 pence in the capital of the Company held by each holder as at 6 pm on 12 May 2006, was reclassified as one non cumulative preference B Share of 50 pence each,

(ii) following such reclassification, each remaining existing Ordinary Share in the capital of the Company was subdivided into 50 unclassified shares of one pence each and forthwith upon such subdivision every 42 shares of one pence each resulting from such subdivision were consolidated into one new Ordinary Share of 42 pence (provided that no member was entitled to a fraction of a share and all fractional entitlements arising out of such subdivision and consolidation were aggregated into new Ordinary Shares and the whole number of new Ordinary Shares so arising and any remaining shares of one pence were to be sold and the net proceeds of sale to be paid in due proportion to those shareholders who would otherwise have been entitled to such fractional entitlements save that individual amounts not exceeding £3 were to be retained by the Company), and

(iii) following the reclassification and subdivision and consolidation referred to above, each authorised but unissued existing Ordinary Share was subdivided into 50 unclassified shares of one pence each and forthwith upon such subdivision every 42 shares of one pence each resulting from subdivision were consolidated into one new Ordinary Share

(8) By special resolution passed on 30 March 2007, the Company's existing Ordinary Shares were subdivided and reclassified into ordinary shares of 42/2907 pence each and then cancelled in consideration for the issue of New ScottishPower Shares of 42/2,907 pence each

THE COMPANIES ACTS 1985 and 1989

A COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

SCOTTISH POWER LIMITED

(Adopted by a special resolution passed on 4 May 2006 and amended pursuant to special resolutions dated 30 March 2007, 15 June 2007 and 16 July 2007)

PRELIMINARY

Non application of statutory regulations

1 None of any regulations set out in any schedule to any statute or any statutory instrument concerning companies shall apply as regulations or articles of the Company

Definitions

2 In these Articles (if not inconsistent with the subject or context) the words in the first column of the table below have the following meanings

Words	Meanings
the 1985 Act	the Companies Act 1985,
the 1989 Act	the Companies Act 1989;
address	in relation to electronic communications, includes any number or address used for the purposes of such communications,
ADR Depositary	means a custodian or depositary or his nominee, approved by the Directors, under contractual arrangements with the Company by which he or that nominee holds shares in the Company and he or another person issues American depositary receipts evidencing rights in relation to those shares or a right to receive them,
ADR Holder	a person who has an interest in shares of the Company evidenced by an American depositary receipt issued by an ADR Depositary,
Appointed Proxy	has the meaning given in Article 161;

these Articles	these Articles of Association as may be from time to time altered,
auditors	the auditors for the time being of the Company,
certificated share	a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly,
clear days	in relation to the sending of a notice means that period excluding the day when the notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;
Company	Scottish Power Limited (formerly called Scottish Power plc),
Directors	the directors of the Company or those of such directors present at a duly convened meeting of the directors of the Company at which a quorum is present,
electronic signature	has the meaning given by Section 7(2) of the Electronic Communications Act 2000,
employees' share scheme	employees' share scheme as defined in Section 743 of the 1985 Act,
group	group as defined in Section 53 of the 1989 Act,
holder	in relation to shares, the member whose name is entered in the register of members as the holder of shares,
member	a member of the Company,
month	calendar month,
office	the registered office of the Company for the time being,
paid	paid or credited as paid,
parent company	parent company as defined in Section 258 of the 1985 Act,
recognised clearing house	recognised clearing house as defined in Section 285(1)(b) of the Financial Services and Markets Act 2000;

recognised investment exchange	recognised investment exchange as defined in Section 285(1)(a) of the Financial Services and Markets Act 2000;
recognised person	a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange;
register of members	either or both of the issuer register of members and the Operator register of members of the Company to be kept pursuant to Section 352 of the 1985 Act,
Regulations	the Uncertificated Securities Regulations 2001 including any modification or re enactment of them for the time being in force,
seal	the common seal of the Company,
Secretary of State	the Secretary of State for Scotland,
securities seal	an official seal kept by the Company by virtue of Section 40 of the 1985 Act,
the Statutes	the 1985 Act, the 1989 Act and every other Act for the time being in force concerning companies and affecting the Company,
statutory reserve	any statutory reserve of the Company as referred to in Section 75 of the Electricity Act 1989,
Sterling	the lawful currency of the United Kingdom,
the London Stock Exchange	London Stock Exchange Limited,
subsidiary	subsidiary as defined in Section 736 of the 1985 Act;
subsidiary undertaking	subsidiary undertaking as defined in Section 258 of the 1985 Act and, for the avoidance of doubt, shall be deemed to include a subsidiary,
transfer office	the place where the register of members is situated for the time being,
transmission event	death, bankruptcy or any other event giving rise to the transmission of a person's entitlement to a share by operation of law,

treasury shares	has the meaning given by the 1985 Act, as amended by The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 and The Companies (Acquisition of Own Shares) (Treasury Shares) No 2 Regulations 2003,
uncertificated share	means (subject to Regulation 42(11)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these Articles to a share being held in uncertificated form shall be construed accordingly,
undertaking	undertaking as defined in Section 259 of the 1985 Act,
the United Kingdom	Great Britain and Northern Ireland, and
year	calendar year

Interpretation

3 In these Articles

References to a ***document*** include, unless the context otherwise requires, references to an electronic communication

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the 1985 Act) comprising writing,

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature;

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the 1985 Act),

References to a notice or other document being ***sent*** to a person by the Company include references to such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to, or served on, that person by any method authorised by these Articles, and ***sending*** shall be construed accordingly,

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the 1985 Act) or otherwise, and ***written*** shall be construed accordingly,

The expression ***the Company's bankers*** means the Company's bankers or, if the Company engages more than one bank, the Company's principal bankers as may be selected by the Directors;

The expressions ***debenture*** and ***debenture-holder*** shall include ***debenture stock*** and ***debenture stockholder*** respectively,

The expression ***member present in person*** shall be deemed to include the presence of a proxy of a member or an authorised representative of a corporate member and cognate expressions shall be construed accordingly,

The expression ***Secretary*** shall (subject to and in accordance with the provisions of the Statutes) include any deputy secretary, assistant secretary and any other person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as joint secretaries shall include any one of those persons,

Any reference to days of notice shall be construed as meaning clear days,

Words denoting the singular shall include the plural and vice versa Words denoting the masculine gender shall include the feminine gender,

Any reference to a person shall be construed as including a reference to an undertaking,

Where any of the provisions of these Articles are stated to apply to an Article referred to by its number only, those provisions shall apply (where relevant) to all and any Articles designated by that number and a capital letter,

Save as aforesaid, any words or expressions defined in the 1985 Act or the 1989 Act shall (if not inconsistent with the subject or context) bear the same meaning in these Articles,

Save as aforesaid, words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context,

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re enactment of that provision for the time being in force,

Where for any purpose an ordinary resolution of the Company is expressed to be required under the provisions of these Articles, a special or extraordinary resolution shall also be effective, and where an extraordinary resolution is so expressed to be required, a special resolution shall also be effective,

The index, table of contents, headings and sub headings to Articles are inserted for convenience only and do not affect the construction of these Articles,

Powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them and (a) the word ***Directors*** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more Directors, any Director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (b) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (c) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power, and

In relation to a share, any reference to a relevant system is a reference to the relevant system in which that share is a participating security.

BUSINESS

Business activities

4 Any activity or kind of business which the Company is either expressly or by implication authorised to undertake may be undertaken by the Directors at such time or times as they shall think fit, and further may be suffered by them to be in abeyance, whether such activity or kind of business may have been actually commenced or not, so long as the Directors may deem it expedient not to commence or proceed with the same

CAPITAL

Share capital

5 1 The authorised share capital of the Company is £1,500,000,000 84 divided into ordinary shares of 42 pence each (the "**Ordinary Shares**"), ordinary shares of $^{42}/_{2,907}$ pence (the "**New ScottishPower Shares**"), 12,884,044 non cumulative preference B Shares of 50 pence each (the "**B Shares**"), 370,655,937 deferred shares of 50 pence each (the "**Deferred Shares**"), one special rights non voting redeemable preference share of £1 00 and 24 unclassified shares of 1 pence each

5 2 The New ScottishPower Shares shall rank equally with and have the same rights as those attaching to the Ordinary Shares

5A

(A) In this Article, the "**Scheme**" means the scheme of arrangement dated 26 February 2007, between the Company and certain of the shareholders of the Company under section 425 of the 1985 Act in its original form or with or subject to any modification, addition or condition the Court may think fit to approve or impose and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article

(B) Notwithstanding any other provision of these Articles, if the Company issues any Ordinary Shares (other than to Iberdrola, S A ("**Iberdrola**"), its nominee(s) or any of its subsidiaries) after the adoption of this Article and on or before the Reorganisation Record Time (as defined in the Scheme), such shares shall be issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly

(C) Subject to the Scheme becoming effective, if any Ordinary Shares are issued to any person after the Reorganisation Record Time, other than

(i) under the Scheme,

(ii) to Iberdrola or its nominee(s) or any of its subsidiaries, or

(iii) to holders ("**Convertible Bondholders**") of the US $700,000,000 four per cent step up perpetual subordinated guaranteed convertible bonds issued by Scottish Power Finance (Jersey) Limited convertible into fully paid four per cent exchangeable redeemable preference shares of Scottish Power Finance (Jersey) Limited which are guaranteed by the Company and which will be exchangeable immediately upon issue for ScottishPower Shares ("**Convertible Bonds**"), who have exercised their conversion rights under the terms of the Convertible Bonds,

(a "**New Member**") after the Reorganisation Record Time, the said shares (the "**New Member Shares**") shall be issued, subject to Article 5A(F), on terms that they shall (on the Effective Date or, if later, on issue and subject to paragraph (D) below) be immediately transferred to Iberdrola or its nominee(s) in consideration (subject as hereinafter provided) of and conditional on

(i) the payment by Iberdrola to the New Member of 400 pence in cash and the issue or transfer of 0 1646 of an ordinary share (*acción ordinaria*) of €3 in the capital of Iberdrola (an "**Iberdrola Share**") for each such New Member Share (or in the event that Iberdrola undertakes any subdivision, alteration or consolidation of its share capital, such number of shares as adjusted to reflect such subdivision, alteration or consolidation) rounded down to the nearest whole number of an Iberdrola Share (or such other proportion of cash and New Iberdrola

Shares the economic effect of which is equivalent to the payment of 400 pence in cash and the issue of 0 1646 of an Iberdrola Share) save that in the event that the law or regulation of a country or territory or its internal states or other governmental subdivisions outside the United Kingdom may preclude the allotment or issue or transfer to the New Member of Iberdrola Shares or may preclude the same except after compliance by the Company or Iberdrola (as the case may be) with any governmental or other consent or any registration, filing or other formality with which the Company or Iberdrola (as the case may be) is unable to comply or which Iberdrola regards as onerous or in the event that Iberdrola is unable to confirm the availability of an exemption from any such formalities or whether a consent or other relief may be required without undertaking further administrative or other steps or making a request for relief or otherwise, then Iberdrola may in its sole discretion elect to allot or sell such Iberdrola Shares to a third party and remit the proceeds (net of expenses) to the New Member in lieu of 0 1646 of an Iberdrola Share Iberdrola Shares issued on or after the Effective Date, as a consequence of the exercise of options, will be delivered on the fourth Business Day after the Special Conversion Period Thereafter, participants will receive treasury shares held by Iberdrola, and

(ii) the payment by the Company to each New Member of 12 pence in cash for each New Member Share

(D) Any New Member may, before the allotment of New Member Shares pursuant to the exercise of an option under the ScottishPower Sharesave Scheme, give no less than five Business Days' (a "**Business Day**" being any day other than a Saturday or Sunday on which banks are generally open for business in the City of London, Edinburgh, New York and the city of Madrid (Spain)) written notice to the Company of his or her intention to transfer some or all of such shares to his or her spouse and may, if such notice has been validly given, on such shares being allotted to him or her immediately transfer to his or her spouse any such shares, provided that such shares will then be immediately transferred from that spouse to Iberdrola or its nominee(s) pursuant to paragraph (C) above as if the spouse were a New Member If notice has been validly given pursuant to this paragraph (D) but the New Member does not immediately transfer to his or her spouse the shares in respect of which the notice was given, such shares will be transferred to Iberdrola or its nominee(s) pursuant to paragraph (C) above.

(E) Subject to the Scheme becoming effective, if any Ordinary Shares are issued after the Reorganisation Record Time (as defined in the Scheme) to Convertible Bondholders who have exercised their conversion rights under the terms of the Convertible Bonds, other than Ordinary Shares which are issued subject to the Scheme or to Iberdrola or its nominee(s) or any of its subsidiaries, the said shares (the "**Bondholder Shares**") shall, subject to Article 5A(F), be issued on terms that they shall (on the Effective Date or, if later, on issue) be immediately transferred to Iberdrola or its nominee(s) in consideration (subject as hereinafter provided) of and conditional on the payment by Iberdrola to the holder of such Bondholder Shares of 400 pence in cash and the issue of 0 1646 of an Iberdrola Share for each such Bondholder Share (or in the event that Iberdrola undertakes any subdivision, alteration or consolidation of its share capital, such number of shares as adjusted to reflect such subdivision, alteration or consolidation) rounded down to the nearest whole number of an Iberdrola Share (or such other proportion of cash and New Iberdrola Shares the economic effect of which is equivalent to the payment of 400 pence in cash and the issue of 0 1646 of an Iberdrola Share) save that in the event that the law or regulation of a country or territory or its internal states or other governmental subdivisions outside the United Kingdom may preclude the allotment or issue to the holder of the Bondholder Shares of Iberdrola Shares or may preclude the same except after compliance by the Company or Iberdrola (as the case may be) with any governmental or other consent or any registration, filing or other formality with which the Company or Iberdrola (as the case may be) is unable to comply or which Iberdrola regards as onerous or in the event that Iberdrola is unable to confirm the availability of an exemption from any such formalities or whether a consent or other relief may be required without undertaking further administrative or other steps or making a request for relief or otherwise, then Iberdrola may in its sole discretion elect to allot or sell such Iberdrola Shares to a third party and remit the proceeds (net of expenses) to the holder of such Bondholder Shares in lieu of 0 1646 of an Iberdrola Share for each such Bondholder Share Subject to compliance with the applicable Spanish law requirements, the Iberdrola Shares shall be issued

(i) in the case of Iberdrola Shares to be issued pursuant to conversion notices received from Convertible Bondholders at any time before 6 00 p m (London time) on the eighth Business Day following the Effective Date, on the twelfth Business Day following the Effective Date (the "**Second Issue Date**");

(ii) in the case of Iberdrola Shares to be issued pursuant to the exercise of conversion rights after the Second Issue Date but before the end of the period of 60 days following the notice to Convertible Bondholders of the Effective Date or, if later, ending 60 days following the date on which notice thereof is given to Convertible Bondholders under the terms and conditions of the Convertible Bonds (the "**Special Conversion Period**"), but after the Second Issue Date, on the fourth Business Day after the end of the Special Conversion Period (the "**Third Issue Date**"), and

(iii) in the case of Iberdrola Shares to be issued pursuant to the exercise of Conversion Rights at any time after the Third Issue Date, Convertible Bondholders exercising their Conversion Rights will receive, as soon as practicable, Iberdrola Shares held as treasury stock

(F) On any reorganisation of, or material alteration to the share capital of the Company (including, without limitation, any subdivision and/or consolidation), the value of the cash payment per share to be paid under paragraphs (C) and (E) of this Article shall be adjusted by the Directors in such manner as they reasonably determine to be appropriate to reflect such reorganisation or alteration References in this Article to Ordinary Shares shall, following such adjustment, be construed accordingly

(G) To give effect to any transfer of New Member Shares and/or Bondholder Shares required pursuant to paragraphs (C) and (E) above, the Company may appoint any person as attorney for the New Member and/or holder of Bondholder Shares to transfer the New Member Shares and/or Bondholder Shares to Iberdrola and/or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the attorney be necessary or desirable to vest the New Member Shares and/or Bondholder Shares in Iberdrola or its nominee(s) and pending such vesting to exercise all such rights attaching to the New Member Shares and/or Bondholder Shares as Iberdrola may direct If an attorney is so appointed, the New Member and/or holder of Bondholder Shares shall not thereafter (except to the extent that the attorney fails to act in accordance with the directions of Iberdrola) be entitled to exercise any rights attaching to the New Member Shares and/or Bondholder Shares unless so agreed by Iberdrola and the attorney shall be empowered to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member and/or holder of Bondholder Shares (or any subsequent holder) in favour of Iberdrola and/or its nominee and the Company may give a good receipt for the purchase price of the New Member Shares and/or Bondholder Shares and may register Iberdrola and/or its nominee as holder thereof and issue to it certificates for the same The Company shall not be obliged to issue a certificate to the New Member and/or holder of Bondholder Shares for the New Member Shares and/or Bondholder Shares respectively Iberdrola shall send a cheque drawn on a UK clearing bank in favour of the New Member and/or holder of Bondholder Shares (or any subsequent holder) for the cash portion of the purchase price of such New Member Shares and/or Bondholder Shares within five Business Days of the time at which the New Member Shares and/or Bondholder Shares are issued to the New Member and/or holder of Bondholder Shares Iberdrola Shares to be issued after the Effective Date as a consequence of exercise of options or rights under the ScottishPower Share Option Plans during the Special Conversion Period will receive Iberdrola Shares on the Second Issue Date or the Third Issue Date, as applicable. Thereafter they will receive Iberdrola Shares from treasury as soon as reasonably practicable

Redeemable shares and shares with special rights

6.(A) Subject to the provisions of the Statutes

(a) shares may be issued on the terms that they are, or are to be liable, to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles save that the date on or by which, or dates between which, any such shares are to be or may be redeemed may be fixed by the Directors (and if so fixed the date or dates must be fixed before the shares are issued),

(b) without prejudice to any rights attached to any existing shares and subject to (a) above, any shares may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company does not so determine, as the Directors may determine)

Uncertificated shares

6.(B) Subject to the provisions of the Regulations, the Directors may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security

Not separate class of shares

6.(C) Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class

(a) is held in uncertificated form, or

(b) is permitted in accordance with the Regulations to become a participating security

Exercise of Company's entitlements in respect of uncertificated shares

6.(D) Where any class of shares is a participating security and the Company is entitled under any provision of the Statutes, the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Statutes, the Regulations, these Articles and the facilities and requirements of the relevant system

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company,

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice,

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

(d) to require the Operator to convert that uncertificated share into certified form in accordance with Regulation 32(2)(c) of the Regulations, and

(e) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re allotment or surrender of that share or otherwise to enforce a lien in respect of that share

7 [*Article 7 deleted*]

VARIATION OF CLASS RIGHTS

Method of varying class rights

8 (A) Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to and in accordance with the provisions of the Statutes, be varied or abrogated either

(a) with the consent of the holders of not less than three fourths of the issued shares of the class (excluding any shares of that class held as treasury shares), which consent shall be by means of one or more instruments and/or contained in one or more electronic communications sent to such address (if any) as may for the time being be notified by or on behalf of the Company for that purpose or a combination of both, or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

(but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company and to the proceedings thereat shall *mutatis mutandis* apply, except that the necessary quorum shall be one member present in person holding at least one third in nominal amount of the issued shares of the class (excluding any shares of that class held as treasury shares), that any holder of shares of the class present in person may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him. The foregoing provisions of this Article 8 (A) shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if the shares concerned and the remaining shares of such class formed separate classes

When class rights deemed to be varied

8 (B) For the purposes of this Article 8, whenever the share capital is divided into different classes of shares, and unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares, and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system

ALTERATION OF CAPITAL

Increase in capital

9 The Company may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe

New shares

10 All new shares created by ordinary resolution pursuant to Articles 9 and 11 shall be

(a) subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture, and

(b) unclassified unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares

Alterations permitted by ordinary resolution

11 (A) The Company may by ordinary resolution

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares,

(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled,

(c) sub divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub divided may determine that, as between the holders of the shares resulting from such sub division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares

Fractions arising

11 (B) Whenever any fractions arise as a result of a consolidation or sub division of shares, the Directors may on behalf of the members deal with the fractions as they think fit In particular, without limitation, the Directors may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members Where the shares to be sold are held in certificated form the Directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer Where the shares to be sold are held in uncertificated form, the Directors may do all acts and things they consider necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale

Power to purchase own shares

12 Subject to and in accordance with the provisions of the Statutes, the Company may purchase any of its own shares (including without limitation any redeemable shares) and may hold such shares as treasury shares but not unless the purchase has been sanctioned by an extraordinary resolution passed at a separate meeting of the holders of any class of convertible shares in the Company carrying rights to convert into equity share capital of the Company

Power to reduce capital

13. Subject to and in accordance with the provisions of the Statutes and to any rights attached to any shares, the Company may by special resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner

SHARES

Allotment

14 Subject to the provisions of the Statutes relating to authority, pre emption rights and otherwise, of any resolution of the Company in general meeting passed pursuant thereto and of these Articles, all unissued shares in the Company shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper

Commissions

15 In addition to all other powers of paying commissions, the Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted Any such commissions may be paid in cash or in fully or partly paid shares of the Company, or partly in one way and partly in another, as may be arranged The Company may also on any issue of shares pay such brokerage as may be lawful

Renunciation

16 The Directors may at any time after the allotment of any share but before any person has been entered in the register of members as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

Interests not recognised

17 (A) Except as required by law or by these Articles, the Company shall not be bound by or compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the holder or, in the case of a share warrant, in the bearer of the warrant for the time being

Trusts may be recognised

17 (B) The Company shall be entitled, but except as required by law shall not be bound, to recognise in such manner and to such extent as it may think fit any trusts in respect of any of the shares of the Company Notwithstanding any such recognition, the Company shall not be bound to see to the execution, administration or observance of any trust, whether express, implied or constructive, in respect of any shares of the Company and shall be entitled to recognise and give effect to the acts and deeds of the holders of such shares as if they were the absolute owners thereof For the purpose of this Article 17.(B), ***trust*** includes any right in respect of any shares of the Company other than an absolute right thereto in the holder thereof for the time being or such other rights in case of transmission thereof as are mentioned in these Articles

Issue of share warrants to bearer

18 (A) The Company may, with respect to any fully paid shares, issue a warrant to bearer (hereinafter called a ***share warrant***) stating that the bearer of the warrant is entitled to the shares specified in it and may provide (by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant The Directors may decide, either generally or in any particular case or cases, that any signature on a share warrant may be applied by mechanical means or printed on it or that the share warrant need not be signed by any person

Conditions of issue

18 (B) The powers referred to in Article 18 (A) may be exercised by the Directors who may determine and vary the conditions upon which share warrants shall be issued and in particular upon which.

(a) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the Directors are satisfied beyond reasonable doubt that the original has been destroyed),

(b) the bearer of a share warrant shall be entitled to attend and vote at general meetings,

(c) dividends will be paid, and

(d) a share warrant may be surrendered and the name of the holder entered in the register of members in respect of the shares specified in it

Subject to such conditions and to these Articles, the bearer of a share warrant shall be deemed to be a member for all purposes The bearer of a share warrant shall be subject to the conditions for the time being in force and applicable thereto whether made before or after the issue of such share warrant

No right in relation to share

18 (C) The Company shall not be bound or compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the share warrant

CERTIFICATES

Authentication and form of certificates

19 (A) Every certificate for shares, warrants, debentures or other securities of the Company and every certificate relating to a participation in an employees' share scheme shall (except to the extent that the terms and conditions for the time being relating thereto otherwise provide) either (a) be issued under the seal (or under a securities seal or, in the case of shares on a branch register, an official seal for use in the relevant territory) or (b) bear the signature of one Director or the Secretary or a person authorised to subscribe the certificate on behalf of the Company or (c) both, provided that the Directors may by resolution determine, either generally or in any particular case or cases, that any such signature shall be affixed by some method or system of mechanical signature Every such Certificate shall specify the number and class of shares, debentures or other securities to which it relates and the amount paid up thereon. No certificate shall be issued representing shares, debentures or other securities of more than one class No certificate need be issued in respect of shares, debentures or other securities held by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in respect of which

the Company is not required by law to complete and have ready for delivery a certificate

Evidence of title to securities

19 (B) Nothing in these Articles shall require title to any securities of the Company to be evidenced or transferred by an instrument, the regulations from time to time made under the Statutes so permitting The Directors shall have power to implement any procedures as they may think fit and as may accord with the Statutes and any regulations made thereunder for the recording and transferring of title to securities and for the regulation of those procedures and the persons responsible for or involved in their operation

Members' rights to certificates

20 Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares) He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board of Directors Every certificate shall:

(a) be executed under the seal or otherwise in accordance with Article 125 or in such other manner as the Directors may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them Shares of different classes may not be included in the same certificate

Transfer of a part

21 Where a member transfers some only of the shares comprised in a share certificate the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge

Cancellation and replacement of certificates

22 (a) Any two or more certificates representing shares of any one class held by any member may, at his request, be cancelled and a single new certificate for all such shares issued in lieu at a reasonable charge

(b) If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request at a reasonable charge

(c) If a share certificate shall be damaged, defaced, worn out, or alleged to have been lost, stolen or destroyed, it may be replaced by a new certificate on request subject to (in the case of damage, defacement or wearing out) delivery up of the certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions (if any) as to evidence and indemnity as the Directors think fit Any such replacement certificate shall be issued without charge save that, in the case of alleged loss, theft or destruction, the person to whom a new certificate is issued shall pay to the Company any exceptional out of pocket expenses incidental to the investigation of evidence of loss, theft or destruction and the preparation of the requisite form of indemnity as aforesaid

(d) In the case of shares held jointly by several persons any such request may be made by any one of the joint holders

CALLS ON SHARES

Power to make calls

23 The Directors may, from time to time, make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the terms of issue thereof made payable at fixed times Each member shall (subject to receiving at least fourteen days' notice specifying the time or times and place of payment) pay to the Company, at the time or times and place so specified, the amount called on his shares A call may be required to be paid in instalments and may be either revoked or postponed by the Directors in whole or in part at any time before receipt by the Company of a sum due thereunder A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made

Time when call made

24 A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed

Liability of and receipts by joint holders

25 The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and any one of such persons may give an effectual receipt for any return of capital payable in respect of such share

Interest payable

26 If a sum called in respect of a share is not paid in whole or in part before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the Directors, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the 1985 Act), and all expenses that may have been incurred by the Company by reason of such non payment, but the Directors shall be at liberty, in any case or cases, to waive payment of such interest and expenses, wholly or in part No dividend, or other payment or distribution, in respect of any such share shall be paid or distributed and no other rights, which would otherwise normally be exercisable in accordance with these Articles by a holder of fully paid shares, may be exercised by the holder of any share so long as any such amount, or any interest, costs, charges or expenses payable in accordance with this Article 26 in relation thereto, remains unpaid

Deemed calls

27 Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall, for the purposes of these Articles, be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable In the case of non payment, all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become due and payable by virtue of a call duly made and notified

Differentiation in calls

28 The Directors may, subject to the terms of the allotment, make arrangements on the issue of shares to differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment

Payments of calls in advance

29 The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him, and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made The Company may pay interest upon the moneys so received (until and to the extent that the same would but for such advance become payable) at such rate not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent per annum or, if higher, the appropriate rate (as defined in the 1985 Act) as the member paying such sum and the Directors agree upon No sum paid up in advance of calls shall entitle the holder of a share in respect thereof to any portion of a dividend, or other payment or distribution, subsequently declared in respect of any period prior to the date upon which such sum would, but for such payment, become payable

Notice requiring payment of call on default

30 If a member fails to pay the whole or any part of any call or instalment of a call on or before the day appointed for payment thereof, the Directors may, at any time thereafter, send a notice to him requiring payment of so much of the call or instalment as is unpaid together with any accrued interest and any costs, charges and expenses incurred by the Company by reason of such non payment

Content of notice

31 The notice shall name a further day (not being less than fourteen days from the date of sending the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non payment in accordance therewith, the shares on which the call was made will be liable to be forfeited

Forfeiture for non compliance

32 If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may, at any time thereafter, before payment of all calls, interest, costs, charges and expenses due in respect thereof has been received by the Company, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends, and other payments or distributions, declared in respect of the forfeited share and not actually paid or distributed before forfeiture The Directors may accept a surrender of any share liable to be forfeited hereunder

Notice of forfeiture

33 When any share has been forfeited in accordance with these Articles, notice of *the forfeiture shall forthwith be sent to the holder of the share, or the person entitled to* the share by transmission as the case may be, and, where the forfeited share is held in certificated form, an entry of such notice having been sent, and of the forfeiture with the date thereof, shall forthwith be made in the register of members opposite to the entry of the share but no forfeiture shall be, in any manner, invalidated by any omission or neglect to send such notice or to make such entry as aforesaid

Annulment of forfeiture

34 Notwithstanding any such forfeiture or surrender as aforesaid, the Directors may, at any time before the forfeited or surrendered share has been otherwise disposed of, annul the forfeiture or surrender upon the terms of payment of all calls and interest due upon and expenses incurred in connection with the call and forfeiture proceedings and upon any further or other terms they may think fit

Sale of forfeited shares

35 A share so forfeited or surrendered shall become the property of the Company and may (subject to and in accordance with the provisions of the Statutes) be sold, re allotted or otherwise disposed of, either to the person who was, before such forfeiture or surrender, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and whether with or without all or any part of the amount previously paid on the share being credited as paid Where, for the purposes of its disposal, a forfeited share held in certificated form is to be transferred to any person, the Directors may authorise any person to execute an instrument of transfer of the share to that person Where, for the purpose of its disposal, a forfeited share held in uncertificated form is to be transferred to any person, the Directors may exercise any of the Company's powers under Article 6 (D) The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Extinction of rights

36 A person, all or any of whose shares have been forfeited or surrendered, shall cease to be a member in respect of the forfeited or surrendered shares and shall, if the share is a certificated share, surrender the certificate for any share forfeited or surrendered to the Company for cancellation Such person shall remain liable to pay to the Company all moneys which, at the date of forfeiture or surrender, were presently payable by him to the Company in respect of the shares, with interest thereon the rate at which interest was payable on those moneys before the forfeiture or surrender or, if no interest was payable, at the rate determined by the Directors, not exceeding 15 per cent per annum or, if higher, the appropriate rate (as defined in the 1985 Act), from the date of forfeiture or surrender until payment but the Directors may waive payment of such interest either wholly or in part and the Directors may enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender

Company to have lien on shares

37 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share The Company shall also, insofar as is permitted by the Statutes, have a first and paramount lien on all shares (other than fully paid shares) standing registered in the name of a single member for all the debts and liabilities of such member, or his estate, to the Company The lien shall apply (a) notwithstanding that those debts and liabilities have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, (b) whether or not the period for the payment or discharge of the same shall have actually arrived, and (c) notwithstanding that the same are joint debts or liabilities of such member, or his estate, and any other person, whether a member of the Company or not The Company's lien (if any) on a share shall extend to all dividends and other payments or distributions payable or distributable thereon or in

respect thereof The Directors may waive any lien which has arisen and may declare any share to be exempt, wholly or partially, from the provisions of this Article 37

Enforcement of lien by sale

38. The Company may sell, in such manner as the Directors think fit, any share on which the Company has a lien, but no sale shall be made unless some sum, in respect of which the lien exists, is presently payable nor until the expiration of fourteen days after a notice stating and demanding payment of the sum presently payable, and sending notice of the intention to sell in default, shall have been sent to the holder for the time being of the share or the person entitled thereto by reason of a transmission event To give effect to that sale the Directors may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer If the share is an uncertificated share, the Directors may exercise any of the Company's powers under Article 6.(D) to effect the sale of the share to, or in accordance with the directions of, the buyer The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale

Application of proceeds

39 The net proceeds of such sale, after payment of the costs of such sale, shall be applied in or towards payment or satisfaction of the debts or liabilities in respect whereof the lien exists, so far as the same are presently payable, and any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale

Giving effect to the sale

40 A statutory declaration contained in an instrument that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration, and the receipt of the Company for the consideration (if any) given for the share on the sale, re allotment or disposal thereof together with, in relation to certificated shares, the share certificate delivered to a purchaser or allottee thereof, shall (subject if necessary to the execution of an instrument of transfer or transfer by means of a relevant system, as the case may be) constitute a good title to the share and the person to whom the share is sold, re allotted or disposed of shall be registered as the holder of the share, and shall not be bound to see to the application of the purchase money (if any), nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, re allotment or disposal of the share, and the remedy of any

person aggrieved in respect thereof shall be in damages only and against the Company exclusively

TRANSFER OF SHARES

Form and execution of transfers

41 Except as may be provided by any procedures implemented pursuant to Article 19 (B), all transfers of certificated shares shall be effected by an instrument in any usual or common form, or in any other form acceptable to the Directors The instrument of transfer shall be executed by, or on behalf of, the transferor and (except in the case of fully paid shares) by, or on behalf of, the transferee The transferor shall be deemed to remain the holder of the shares concerned until the name of the transferee is entered in the register of members in respect thereof All transfers of uncertificated shares shall be effected in accordance with the Regulations

Suspension of registration

42. The registration of transfers may be suspended and the register of members closed, at such times and for such period as the Directors may from time to time determine and either generally or in respect of any class of shares provided that the register of members shall not be closed for more than thirty days in any year, except that the Directors may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system

Refusal to register

43 The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of a certificated share which is not a fully paid share, provided that the refusal does not prevent dealings in the shares in the Company from taking place on an open and proper basis

Requirements for registration of transfer

44 (A) The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of a certificated share unless the instrument of transfer (a) is in respect of only one class of share, (b) is duly stamped, or adjudged or certified as not chargeable to stamp duty, and is deposited at the transfer office, or at such other place as the Directors may from time to time determine, accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf the authority of that person so to do), and (c) is in favour of not more than four transferees jointly In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, the lodgment of share certificates will only be necessary if, and to the extent that, certificates have been issued in respect of the shares in question

Notice of refusal to register

44 (B) If the Directors refuse to register a transfer of a share in certificated form, they shall send the transferee notice of their refusal within two months after the date on which the instrument of transfer was lodged with the Company

Retention of transfers

45 All instruments of transfer which are registered may be retained by the Company, but any instrument of transfer which the Directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of refusal is given

No fee payable for registration of transfers

46. No fee will be charged by the Company in respect of the registration of any instrument of transfer, confirmation, probate, letters of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any shares or otherwise for making any entry in the register of members affecting the title to any shares.

Renunciations recognised and new transfer procedures

47 Nothing in these Articles shall preclude the Directors

(a) from recognising a renunciation of the allotment of any share by the allottee in favour of some other person, or

(b) if empowered by these Articles to authorise any person to execute an instrument of transfer of a share, from authorising any person to transfer that share in accordance with any procedures implemented pursuant to Article 19 (B)

DESTRUCTION OF DOCUMENTS

Permitted times for destruction

48 (A) The Company shall be entitled to destroy

(a) all share certificates which have been cancelled at any time after the expiration of one year from the date of such cancellation,

(b) all notifications of change of name and address and all dividend mandates which have been cancelled or have ceased to have effect at any time after the expiration of two years from the date of the recording of such notification or, as the case may be, the date of such cancellation or cessation,

(c) all instruments of transfer of shares which have been registered at any time after the expiration of six years from the date of registration thereof;

(d) all paid dividend warrants and cheques at any time after the expiration of two years from the date of actual payment,

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use,

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointments relate and at which no poll was demanded, and

(g) any other documents on the basis of which any entry in the register of members has been made at any time after the expiration of six years from the date of the first entry in the register of members in respect thereof

Presumptions as to validity

48 (B) It shall conclusively be presumed in favour of the Company that (a) every entry in the register of members purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, (b) that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, (c) every share certificate so destroyed was a valid and effective document duly and properly cancelled; and (d) every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company

Provided always that

(i) the provisions aforesaid shall apply only to the destruction of a document in good faith and without express notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(ii) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid, or in any other circumstances, which would not attach to the Company in the absence of this Article 48,

(iii) references herein to the destruction of any document include references to the disposal thereof in any manner

TRANSMISSION OF SHARES

Transmission

49 (A) In case of the death of a member, the survivors or survivor where the deceased was a joint holder, or the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article 49 shall release

the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him

Registration on death, bankruptcy, etc.

49 (B) Subject to the provisions of Article 49.(A), any person becoming entitled to a share in consequence of a transmission event may (subject as hereinafter provided), upon such evidence being produced as may from time to time properly be required by the Directors, elect either to become the holder of the share or to have another person nominated by him registered as the transferee The Directors shall, in any case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before the occurrence of the transmission event

Elections required

49.(C) If a person becoming entitled by transmission to a share elects to become the holder he shall send notice to the Company to that effect If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the Directors may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the transmission event as aforesaid, had not occurred and the notice or transfer were a transfer signed by that member The Directors may at any time send a notice requiring a person becoming entitled to a share on a transmission event to elect to be registered himself or to transfer the share and, if the notice is not complied with within sixty days, the Directors may withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with

Rights of persons entitled by transmission

49 (D) Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a registered share in consequence of a transmission event (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the holder of the share That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled (except with the authority of the Directors) to receive notices of or to attend or vote at meetings of the Company, or (save as aforesaid) to any of the rights or privileges of a member, unless and until he shall have become a member in respect of the share

DISCLOSURE OF INTERESTS IN SHARES

Interpretation of and definitions for Article 50

50 (A) For the purposes of this Article 50

(a) a person other than the member holding a share shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a Section 212 notice, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested,

(b) ***interested*** shall be construed as it is for the purpose of Section 212 of the 1985 Act,

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular,

(d) ***the prescribed period*** means fourteen days,

(e) an ***approved transfer*** means, in relation to any shares held by a member·

(i) a transfer by way of or pursuant to acceptance of a take over offer for the Company (within the meaning of Section 428(1) of the 1985 Act), or

(ii) a transfer in consequence of a sale made through a recognised investment exchange or recognised clearing house or any other stock exchange or market outside the United Kingdom on which the Company's shares are normally traded, or

(iii) a transfer which is shown to the satisfaction of the Directors to be made in consequence of a *bona fide* sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares

Disenfranchisement

50 (B) If a member, or any other person appearing to be interested in shares held by that member, has been sent a notice under Section 212 of the 1985 Act and has failed in relation to any shares (***the default shares***, which expression shall include any further shares which are allotted or issued in respect of such shares) to give the Company the information thereby required within the prescribed period from the date of sending the notice, then the Directors may, in their absolute discretion at any time

thereafter, by notice (a ***direction notice***) to such member (which shall be conclusive against such member and its validity shall not be questioned by any person) direct, with effect from sending the notice (and subject to Article 50.(D)), that

(a) the member shall not be entitled in respect of the default shares to attend or vote (either in person or by proxy or (if the member is a corporation) by authorised representative) at any general meeting or at any separate meeting of the holders of that class of shares or on a poll, and

(b) where the default shares represent 0 25 per cent or more in nominal value of the issued shares of their class (excluding any shares of that class held as treasury shares).

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 141 below,

(ii) no transfer of any shares held by the member shall be registered unless

(aa) the member is not himself in default as regards supplying the information required and the member provides evidence to the satisfaction of the Directors that no person in default as regards supplying such information is interested in any of the shares which are the subject of the transfer,

(bb) the transfer is an approved transfer, or

(cc) registration of the transfer is required by the Regulations

Sending notices to non members

50.(C) The Company shall send to each other person appearing to be interested in the shares which are the subject of a direction notice, a copy of such notice at the same time as the notice is sent to the relevant member, but the failure or omission to do so, or the non receipt by that person of the copy, shall not invalidate or otherwise affect the application of Article 50.(B)

Sending notices to an ADR Depositary

50 (D) Where the member to whom the notice under Section 212 of the 1985 Act is sent is an ADR Depositary acting in its capacity as such

(a) the obligations of the ADR Depositary as a member pursuant to the preceding provisions of this Article 50 shall be limited to disclosing to the Company such information relating to the shares in question as has in each such case been recorded pursuant to the terms of any agreement entered into between the ADR Depositary and the Company, provided that nothing in this Article 50.(D) shall in any other way restrict the powers of the Directors under this Article 50, and

(b) the sanctions under Article 50 (B) and the directions contained in any direction notice sent under Article 50 (B) shall not be effective unless the relevant direction notice sent to the ADR Depositary states that a specified ADR Holder or Holders, as the case may be, is or are believed to be interested in a specified number of shares, and that those shares are default shares (as defined in Article 50 (B) above)

Cessation of disenfranchisement

50 (E) The sanctions under Article 50 (B) above shall have effect for so long as the default in respect of which the direction notice was issued continues and shall cease to have effect

(a) if the shares are transferred by means of an approved transfer, or

(b) when the Directors are satisfied that the information required by the notice mentioned in that Article has been received in writing by the Company (such determination to be made within a period of one week of the default being duly remedied with written notice thereof being sent forthwith to the member)

The Directors may at any time send notice cancelling a direction notice

Conversion of uncertificated shares

50 (F) The Company may exercise any of its powers under Article 6 (D) in respect of any default share that is held in uncertificated form

51 [*Article 51 deleted*]

UNTRACED SHAREHOLDERS

Power to dispose of shares of untraced shareholders

52 (A) The Company shall be entitled to sell, in such manner as the Directors see fit and at the best price reasonably obtainable, any share held by a member or any share to which a person is entitled by transmission if

(a) for a period of 12 years before the giving of notice pursuant to sub paragraph (c) no cheque or warrant for amounts payable in respect of the share, sent and payable in a manner authorised by these Articles has been cashed and no communication in respect of the share has been received by the Company from the member or person concerned,

(b) during that period at least three dividends in respect of the share have become payable,

(c) the Company has, after the expiration of that period, by advertisement in one Scottish and one leading national newspaper and in a newspaper circulating in the area to which the cheques or warrants were sent, and by notice to the Quotations Department of The London Stock Exchange if shares of the class concerned are listed or dealt in on that exchange, given notice of its intention to sell such share; and

(d) the Company has not, during the further period of three months after the date of the advertisement and prior to the sale of the share, received any communication in respect of the share from the member or person concerned

Power to dispose of additional shares

52 (B) The Company shall also be entitled to sell, in the manner provided for in this Article 52, any share (***additional share***) issued during the said period or periods of 12 years and 3 months in right of any share to which Article 52 (A) applies or in right of any share issued during either of such periods, provided that the requirements of sub paragraphs (a) (but modified to exclude the words "for a period of 12 years before the giving of notice pursuant to sub paragraph (c)"), (c) (but modified to exclude the words "after the expiration of that period") and (d) of Article 52 (A) are satisfied in respect of such additional share

Transfer on sale

52 (C) To give effect to any sale pursuant to Article 52 (B), the Directors may

(a) where the shares are held in certificated form, appoint any person to execute as transferor, an instrument of transfer of the shares to, or in accordance with the directions of, the buyer, or

(b) where the shares are held in uncertificated form, do all acts and things they consider necessary or expedient to effect the transfer of the shares to, or in accordance with, the directions of the buyer

Sale procedure and application of proceeds

52 (D) An instrument of transfer executed in accordance with Article 52 (C)(a) shall be as effective as if it had been executed by the registered holder of, or person entitled by transmission to, such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto An exercise by the Company of its powers in accordance with Article 52 (C)(b) shall be as effective as if exercised by the registered holder of or the person entitled by transmission to the shares The Company shall be indebted to the former member or other person previously entitled to the said shares for an amount equal to the net proceeds of sale, but no trust shall be created and no interest shall be payable in respect of the proceeds of sale The Company shall not be required to account for any money earned on the net proceeds of sale, which may be used in the Company's business or invested in such a way as the Directors may from time to time think fit.

STOCK

Conversion into stock

53 Subject to the provisions of these Articles, the Company may, from time to time, by ordinary resolution, convert any fully paid shares into stock or reconvert any stock into fully paid shares of any denomination If and whenever any shares of any class in the capital of the Company for the time being shall have been issued and be fully paid, and at that time the shares of that class previously issued shall stand converted into stock, such further shares, upon being fully paid, shall *ipso facto* be converted into stock transferable in the same units as the existing stock of that class

Transfer of stock

54 The holders of stock may transfer the same or any part thereof, unless otherwise directed by ordinary resolution of the Company, in the same manner and subject to the same regulations as those subject to which the shares from which the stock arose might, previously to conversion, have been transferred (or as near thereto as circumstances admit), but no stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the Directors may from time to time determine

Rights of stockholders

55 The holders of stock shall according to the amount of the stock held by them have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters as if they held the shares from which the stock arose, but no such right, privilege or advantage (except as regards participation in the dividends, profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such right, privilege or advantage All the provisions of these Articles applicable to paid up shares shall apply to stock, and the words ***share*** and ***member*** shall include ***stock*** and ***holder of stock*** respectively

GENERAL MEETINGS

Types of general meetings

56 An annual general meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding annual general meeting) and place as may be determined by the Directors All other general meetings shall be called extraordinary general meetings.

Extraordinary general meetings

57 The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed to convene an extraordinary general meeting in accordance with the Statutes

General meetings at more than one place

58 (A) The Directors may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at another place designated by the Directors as a satellite meeting place The members present in person or by proxy at any satellite meeting place shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to.

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place

Interruption or adjournment where facilities inadequate

58 (B) If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 58 (A), then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting All business conducted at that general meeting up to the time of that adjournment shall be valid The provisions of Article 66 shall apply to that adjournment

Other arrangements for viewing/hearing proceedings

58 (C) The Directors may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio visual communications equipment or otherwise) by attending at a venue anywhere in the world not classified as a satellite meeting place Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue The inability for any reason of any member present in person or by proxy or any other person at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting

Controlling level of attendance

58 (D) The Directors may from time to time make such arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant

to Article 58 (C) (including without limitation the issue of tickets or the imposition of some other means of selection) as they in their absolute discretion consider appropriate, and may from time to time change those arrangements If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 58 (C) The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting

Change in place and/or time of meeting

58 (E) If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Directors decide that it is impracticable or unreasonable for a reason beyond their control to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 58.(A) applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 58 (A) applies) and/or postpone the time at which the meeting is to be held If such a decision is made, the Directors may then change the place (or any of the places, in the case of a meeting to which Article 58 (A) applies) and/or postpone the time again if they decide that it is reasonable to do so In either case

(a) no new notice of the meeting need be sent, but the Directors shall, if practicable, advertise the date, place and time of the meeting in at least one leading Scottish and one leading national daily newspaper and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time, and

(b) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 82 (A)(a), or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 82 (A)(b) at any time not less than 48 hours before any new time appointed for holding the meeting

Meaning of participate

58 (F) For the purposes of this Article 58, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Statutes or these Articles to be made available at the meeting

Security

58 (G) The Directors and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction they or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place The Directors and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions

NOTICE OF GENERAL MEETINGS

Recipients of notice

59 (A) Subject to the provisions of the Statutes, to the provisions of these Articles and to the restrictions imposed on any shares, notice of a general meeting shall be sent to all members, to each of the Directors and to the auditors. Notice of general meetings shall also be sent to all Appointed Proxies if and to the extent that they would have been entitled under these Articles to receive such notice had they been a member

Period of notice

59 (B) An annual general meeting and any extraordinary general meeting at which it is proposed to pass a special resolution or (save as provided by the Statutes) a resolution of which special notice has been sent to the Company, shall be called by twenty one clear days' notice at the least, and any other extraordinary general meeting by fourteen clear days' notice at the least sent in the manner hereinafter mentioned to the auditors and to all members and Appointed Proxies other than such as are not under the provisions of these Articles entitled to receive such notices from the Company, provided that a general meeting, notwithstanding that it has been called by shorter notice than that specified above, shall be deemed to have been duly called if it is so agreed

(a) in the case of an annual general meeting, by all the members entitled to attend and vote thereat, and

(b) in the case of an extraordinary general meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right

A Director shall be entitled to receive notice of, and to attend and speak at, any general meeting or class meeting, notwithstanding that he is not a member of the Company

Accidental omission to send notice

59 (C) The accidental omission to send a notice of a meeting, or to send any notification where required by the Statutes or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Statutes or these Articles, to any person entitled to receive it, or the non receipt for any reason of any such notice or notification or form of proxy by that person, whether or not the Company is aware of such omission or non receipt, shall not invalidate the proceedings at that meeting

Contents of notice

60 (a) Every notice calling a general meeting shall specify the place and the day and hour of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 58 (A), which shall be identified as such in the notice), and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company

(b) In the case of an annual general meeting, the notice shall also specify the meeting as such

(c) In the case of any general meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business, and if any resolution is to be proposed as an extraordinary resolution or as a special resolution, the notice shall contain a statement to that effect

(d) The notice shall include details of any arrangements made for the purpose of Article 58 (C) (making clear that participation in these arrangements will not amount to attendance at the meeting to which the notice relates)

Routine business

61 Routine business shall mean and include only business transacted at an annual general meeting of the following classes, that is to say

(a) sanctioning or declaring dividends,

(b) receiving and/or adopting the accounts, the reports of the Directors and auditors and other documents required to be annexed to the accounts,

(c) appointing or re appointing the retiring auditors (unless they were last appointed otherwise than by the Company in general meeting),

(d) fixing the remuneration of the auditors or determining the manner in which such remuneration is to be fixed, and

(e) appointing or re appointing directors to fill vacancies arising at the meeting on retirement by rotation or otherwise

Notice of resolutions

62 The Directors shall, on the requisition of members in accordance with the provisions of the Statutes, but subject as therein provided·

(a) send to the members entitled to receive notice of the next annual general meeting, notice of any resolution which may properly be moved and is intended to be moved at that meeting,

(b) send to the members entitled to receive notice of any general meeting, any statement of not more than one thousand words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that meeting

PROCEEDINGS AT GENERAL MEETINGS

Quorum

63 No business, other than the appointment of a chairman of the meeting, shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business and during the transaction of business One person entitled to vote upon the business to be transacted, being a member, the proxy of a member or a duly authorised representative of a corporation which is a member shall be a quorum

If quorum not present

64 If within fifteen minutes from the time appointed for a general meeting (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved In any other case, or if during the transaction of business the quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week, at the same place and time, or to such other day and at such other place and time as the chairman of the meeting may determine, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the meeting shall be dissolved

Chairman

65 The chairman of the Directors, failing whom one of the deputy chairmen, failing whom one of any vice chairmen (to be chosen, if more than one are present and in default of agreement amongst themselves, by lot) shall preside as chairman at a general meeting If there be no such chairman or deputy chairman or vice chairman, or if at any meeting none of them be present within fifteen minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number (or, if no Director is present or if all the Directors present

decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting

Adjournments

66 The chairman of the meeting may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time (or *sine die*) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 58 (B)), the chairman may adjourn the meeting to another place and time without such consent if it appears to him that

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present, or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting, or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted

Place and time of adjourned meetings

67 Any such adjournment pursuant to Article 66 may be to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) and for such time as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members or other persons entitled to attend and vote may be unable to be present at the adjourned meeting Any such member or any Appointed Proxy may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 82.(A)(a) or by means of an instrument which, if delivered by him to the chairman or the Secretary, shall be valid even though it is given at less notice than would otherwise be required by Article 82.(A)(a) When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the place and time (or places, in the case of a meeting to which Article 58 (A) applies) of the adjourned meeting and the general nature of the business to be transacted Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting

Amendments to resolutions

68 No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been lodged by means of an instrument at the registered office of the Company, or received in an

electronic communication at such address (if any) as may for the time being be notified by or on behalf of the Company for that purpose, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on If an amendment shall be proposed to any resolution under consideration, but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the resolution shall not be invalidated by any error in such ruling In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon

Methods of voting

69 At any general meeting a resolution (other than a Special or Extraordinary Resolution) put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll as hereinafter mentioned) demanded by either

(a) the chairman of the meeting, or

(b) not less than five persons having the right to vote at the meeting;

(c) a member or members present in person holding not less than one tenth of the total voting rights of all the members having the right to vote at the meeting (excluding voting rights attached to any shares held as treasury shares), or

(d) a member or members present in person holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all the shares conferring that right (excluding any shares of that class held as treasury shares)

A demand by a person as a proxy for a member shall be the same as a demand by the member and in such case references in sub paragraphs (c) and (d) above to shares held by a member shall be deemed to be references to the shares in respect of which such person has been appointed proxy All Special Resolutions and Extraordinary Resolutions shall be decided only on a poll

Declaration of result and conduct of poll

70 A demand for a poll may be withdrawn at any time before the conclusion of the meeting or the taking of the poll, whichever is the earlier Unless a poll is required or duly demanded (and the demand is not withdrawn) a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minute book of the Company shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution Any poll shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of a poll shall be deemed to be the

resolution of the meeting at which the poll was demanded The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll

Chairman's casting vote

71 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to the votes to which he may be entitled as a member or as a proxy or authorised representative of a member.

When poll to be taken

72 A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith A poll held on any other question shall be taken either immediately or at such subsequent time (being not more than thirty days after the date of the meeting) and place as the chairman may direct. No notice need be sent of a poll not taken immediately

Continuance of meeting

73 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made

VOTES OF MEMBERS

Right to vote

74 Subject to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares, on a show of hands every member present in person (but excluding for this purpose, the proxy of a member or the proxy of an Appointed Proxy) and entitled to vote shall have one vote, and on a poll every member present in person and entitled to vote shall have one vote for every share held by him

Votes of joint holders

75 In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy or (if such senior member is a corporation) by authorised representative, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding

Member under incapacity

76. A member who is a patient for any purpose of any statute relating to mental health or in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) for the protection or management of the affairs of persons incapable of managing their own affairs, may vote, whether on a show of hands or on a poll, by his committee, receiver, *curator bonis* or other person in the nature of a committee, receiver or curator bonis appointed by such court, and any such committee, receiver, *curator bonis* or other person may, on a poll, vote by proxy, provided that such evidence as the Directors may require of the authority of the person claiming to vote shall have been deposited at the transfer office, or at such other place (if any) as is specified for the delivery of proxy appointments in accordance with these Articles, not less than forty eight hours before the time appointed for holding the meeting or adjourned meeting or (in the case of a poll taken otherwise than at, or on the same day as, the meeting or adjourned meeting) for the taking of the poll at which it is desired to vote.

Calls in arrears

77 No member shall, unless the Directors otherwise determine, be entitled in respect of shares held by him to attend or vote at a general meeting either personally or by proxy or (if the member is a corporation) by authorised representative to exercise any other right conferred by membership in relation to meetings of the Company if any call or other sum presently payable by him to the Company in respect of shares in the Company remains unpaid

ADMISSIBILITY OF VOTES

Objections to voting

78 If (a) any objection shall be raised to the qualification of any person to vote or to the admissibility of any vote or (b) any votes have been counted which ought not to have been counted or which might have been rejected or (c) any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs Any objection or error raised or pointed out in due time shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting The decision of the chairman on such matters shall be final and conclusive

Supplementary provisions on voting

79 On a poll votes may be given either personally or by proxy or (if the member is a corporation) by authorised representative and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way

PROXIES

Proxy need not be member

80 A proxy need not be a member of the Company

Appointment and form of proxy

81 (A) Subject to Article 81 (C), the appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the Directors may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal For the purpose of this Article and Articles 81 (B) and 82, an electronic communication which contains a proxy appointment need not comprise writing if the Directors so determine and in such a case, if the Directors so determine, the appointment need not be executed but shall instead be subject to such conditions as the Directors may approve

81 (B) The appointment of a proxy shall be in any usual form or in any other form which the Directors may approve Subject thereto, the appointment of a proxy may be

(a) by means of an instrument, or

(b) contained in an electronic communication sent to such address (if any) as may for the time being be notified by or on behalf of the Company for that purpose

The Directors may, if they think fit, but subject to the provisions of the Statutes, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the Directors The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned A member may appoint more than one proxy to attend on the same occasion

81 (C) A proxy may also be appointed in accordance with Article 162(ii)

81 (D) The Directors may, but shall not be bound to, require evidence of the authority of any person executing a proxy appointment on behalf of the appointor. If the Directors do not require such evidence, when they otherwise determine, Article 82 (B) shall not apply and the first sentence of Article 82 (C) shall be read accordingly

Delivery of form of proxy

82.(A) Without prejudice to Article 58 (E)(b) or to the second sentence of Article 67, the appointment of a proxy shall

(a) in the case of an instrument, be delivered personally or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time for holding the meeting pursuant to Article 58 (E)) at which the person named in the appointment proposes to vote, or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications.

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time for holding the meeting or adjourned meeting (or any postponed time for holding the meeting pursuant to Article 58 (E)) at which the person named in the appointment proposes to vote, or

(c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll, or

(d) in the case only of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the Secretary

82 (B) Any power of attorney or other authority contained in an instrument under which a proxy appointment is executed shall be contained in an instrument and the same or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such instrument shall be

(a) delivered personally or by post to the office, or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 82 (A), not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time for holding the meeting pursuant to Article 58 (E)) at which the person named in the appointment proposes to vote, or

(b) where a poll is taken more than 48 hours after it is demanded, be delivered as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) in the case only of a proxy appointment by means of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the Secretary together with the proxy appointment to which it relates

82 (C) A proxy appointment which is not delivered or received in accordance with Article 82 (A) or in respect of which Article 82 (B) has not been complied with, shall be invalid No proxy appointment shall be valid after the expiration of twelve months from the date stated in it as the date of its execution, except a power of attorney containing a power to act and vote for a member at meetings of the Company, and such a power, if once duly intimated to the Company, shall not require to be again deposited at the transfer office of the Company When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the other as regards that share, if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share

82 (D) A proxy appointment relating to more than one meeting (including any adjournment thereof) having once been sent for the purposes of any meeting shall not require again to be sent in relation to any subsequent meetings to which it relates

Issue of forms of proxy

83. Subject to the provisions of the Statutes, the Directors may, if they think fit, at the expense of the Company, issue forms of proxy for use by the members with or without prepaid postage and with or without inserting therein the names of any of the Directors or any other person as proxies

Validity of forms of proxy

84 A proxy appointment shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting, and shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit The proxy appointment shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates

Revocation of proxy etc.

85 A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous revocation of the authority of the person voting or demanding the poll unless notice of the revocation was either delivered or received as mentioned in the following sentence at least forty eight hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll Such notice of revocation shall be either by means of an instrument delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 82 (A)(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 82 (A)(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication For the purpose of this Article, an electronic communication which contains such notice of revocation need not comprise writing if the Directors have determined that the electronic communication which contains the relevant proxy appointment need not comprise writing

INCORPORATED MEMBERS ACTING BY REPRESENTATIVES

Authority of representatives

86 Any corporation which is a member of the Company (in this Article, the ***grantor***) may (by resolution of its directors or other governing body or by authority to be given under the hand of any officer duly authorised by it) authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares A person so authorised shall be entitled to exercise the same power on behalf of the grantor of the authority (in respect of that part of the grantor's holding to which his authorisation relates, in the case of an authorisation of more than one person) as the grantor could exercise if it were an individual member of the Company, and the grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it For the purpose of this Article 86, the expression ***corporation*** shall include a company whether incorporated in the United Kingdom or overseas

DIRECTORS

Limits on number of directors

87 The number of Directors (other than alternate directors) shall not be less than four or more than sixteen The Company may, by ordinary resolution, from time to time vary the minimum and/or maximum number of Directors

Director need not be member

88 A Director shall not be required to hold a share qualification but a Director who is not a member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at all general meetings of the Company and all separate meetings of the holders of any class of shares of the Company

Non Executive Directors' fees

89 (A) Subject to the provisions of the Statutes, the Directors may enter into, vary and terminate an agreement or arrangement with any Director who does not hold executive office for the provision of his services to the Company. Subject to Article 89(B), any such agreement or arrangement may be made on such terms as the Directors may determine

89.(B) The fees paid to the Directors who do not hold executive office for their services in the office of director shall not exceed in aggregate £350,000 per annum or such higher amount as the Company may from to time by ordinary resolution determine Subject thereto, each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Directors Any fee payable pursuant to this Article 89(B) shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to other provisions of these Articles or any contract or arrangement between the Company and the relevant Director

Directors' expenses

90 The Directors may repay to any Director all such proper and reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee or general meetings or otherwise in or about the business of the Company

Directors' remuneration

91 Any Director who is appointed to any executive office (including for this purpose the office of chairman or deputy chairman or vice chairman whether or not such office is held in an executive capacity) or who serves on any committee or who acts as trustee of a retirement benefits scheme or employees' share scheme or who otherwise performs services which, in the opinion of the Board or any committee thereof, are outside the scope of the ordinary duties of a Director or who makes any special exertions in going or residing abroad or otherwise in or about the business of the Company, may be paid such extra remuneration by way of salary, commission or otherwise as the Board may determine

Retirement and other benefits

92 (A) Without prejudice to the general power of the Directors under these Articles to exercise on behalf of the Company (by establishment or maintenance of schemes or otherwise) all the powers of the Company to give, or procure the giving of, retirement,

death or disability benefits, annuities or other allowances, emoluments or benefits to, or for the benefit of, any person, and without restricting the generality of their other powers, the Directors shall have power to pay, and agree to pay, retirement, death or disability benefits, annuities or other allowances, emoluments or benefits to any Director, ex Director, officer or ex officer of the Company or of its predecessors in business or of any other undertaking which is (a) the parent undertaking of the Company or (b) a subsidiary undertaking of the Company or of such parent undertaking or (c) otherwise allied to or associated with the Company or any such parent undertaking or subsidiary undertaking or in which the Company or such parent undertaking or subsidiary undertaking has any interest whether directly or indirectly and to the husbands, wives, widowers, widows, children, families, dependants and personal representatives of any such Director, ex Director, officer or ex officer, and, for the purpose of providing any such benefits, annuities, allowances or emoluments, to establish or contribute to any trust, scheme, association, arrangement or fund or to pay premiums, and shall have power to establish trusts, schemes, associations, arrangements or funds considered to be for the benefit of any such persons aforesaid A Director, ex Director, officer or ex officer shall not be accountable to the Company or the members for any such benefit, annuities, allowances or emoluments, and the receipt of the same shall not disqualify any person from being or becoming a Director of the Company

Insurance

92 (B) Without prejudice to the provisions of Article 159, the Directors shall have power to purchase and maintain insurance for, or for the benefit of, any persons who are or were at any time Directors, officers or employees of the Company, or of any other undertaking which is (a) the parent undertaking of the Company or (b) a subsidiary undertaking of the Company or of such parent undertaking or (c) otherwise allied to or associated with the Company or any such parent undertaking or subsidiary undertaking or in which the Company or such parent undertaking or subsidiary undertaking has any interest whether directly or indirectly or who are or were at any time trustees of any retirement benefits scheme or employees' share scheme in which employees of the Company or of any such other undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other undertaking, retirement benefits scheme or employees' share scheme

Directors' interests in contracts with the Company

93 (A) Subject to the provisions of the Statutes and to Article 109, a Director or alternate Director may be a party to, or in any way interested in, any contract or arrangement or transaction to which the Company is a party, or in which the Company is in any way interested, and he may hold and (in addition to any other remuneration provided for by, or pursuant to, any other Article) be remunerated in respect of any office or place of profit (other than the office of auditor of the Company or of any

subsidiary undertaking of the Company) under the Company or any other undertaking in which the Company is in any way interested, and he (or any firm of which he is a member) may act in a professional capacity for the Company, or any such other undertaking, and be remunerated therefor, and in any such case as aforesaid (unless otherwise agreed), the Director may retain, for his own absolute use and benefit, all profits and advantages accruing to him thereunder or in consequence thereof.

Appointments with other undertakings

93 (B) Subject to any agreement to the contrary between the Company and the Director, a Director of the Company may be or become a director or other officer of, or otherwise interested in, any undertaking promoted by the Company or in which the Company may be interested, and (unless otherwise agreed) shall not be accountable to the Company or the members for any remuneration, profit or other benefit received by him as a director or officer of, or from his interest in, such other undertaking The Directors may also cause the voting power conferred by the shares in any other undertaking held or owned by the Company or interest or right in such undertaking to be exercised in such manner in all respects as they think fit, including the exercise thereof in favour of any resolution or decision appointing themselves or any of them to be directors, officers or servants of, or to any other position in, such other undertaking, or voting or providing for the payment of remuneration to the directors, officers or servants of, or any holders of any other position in, such other undertaking.

Executive office

94 (A) The Directors may from time to time appoint one or more of their number to be the holder of any executive office or make any appointment by them of a Director conditional upon his accepting any executive office (including, where considered appropriate, the office of chairman, deputy chairman or vice chairman, managing, joint managing, deputy or assistant managing director or chief, deputy chief or assistant chief executive) and may enter into an agreement or arrangement with any such Director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a Director Any such appointment, agreement or arrangement may be made on such terms, and for such period, as they may (subject to and in accordance with the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment

When termination of appointment automatic

94 (B) The appointment of any Director to any of the executive offices specifically mentioned in Article 94 (A) above shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company

When termination of appointment not automatic

94 (C) The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the

contract or resolution under which he holds or is removed from office shall expressly state otherwise, in which event the termination of his office if he ceases to be a Director shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company

Delegation of powers

95 The Directors may entrust to, and confer upon, any Director any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with, or to the exclusion of, their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers

APPOINTMENT AND RETIREMENT OF DIRECTORS

Age limit

96 Any provisions of the Statutes which, subject to the provisions of these Articles, would have the effect of rendering any person ineligible for appointment as a Director or liable to vacate the office of Director on account of his having reached the age of seventy or any other age or of requiring special notice or any of the special formalities in connection with the appointment of any Director over a specified age shall not apply to the Company, provided that, in the case of the appointment of a Director who has attained the age of seventy, his age shall be stated in the notice convening the general meeting (or in any document accompanying the same) at which he is proposed to be elected or re elected

Disqualification of a director

97 The office of Director shall be vacated in any of the following events, namely

(a) if, pursuant to any provisions of the Statutes, he is removed or prohibited from being a director,

(b) if he becomes bankrupt, insolvent, apparently insolvent or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act, or

(c) if he is, or may be, suffering from mental disorder and/or either

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs, or

(d) if he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 104, or

(e) if he shall be absent from meetings of the Directors for six consecutive months without leave and his alternate Director (if any) shall not, during such period, have attended in his stead and the Directors shall resolve that his office be vacated, or

(f) if he shall be removed from office by notice in writing sent to him signed by all his co Directors, but so that in the case of a Director holding an executive office which automatically determines on his ceasing to be a Director such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages in respect of the consequent termination of his executive office

Number of directors to retire

98 At the annual general meeting in every year one third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one third shall retire from office, but

(a) if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re appointment, he shall retire, and

(b) if there is only one director who is subject to retirement by rotation, he shall retire

Which directors to retire

99 Subject to the provisions of the Statutes and these Articles, the Directors to retire by rotation shall include (so far as necessary to obtain the number required) any Director who wishes to retire and not to offer himself for re election Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re election or appointment and so that, as between persons who became or were last re elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board of Directors of the Company at the date of the notice convening the annual general meeting and no Director shall be required to retire,, or be relieved from retiring, by reason of any change in the number or identity of the Directors after the date of such notice but before the close of the meeting A retiring Director shall be eligible for re election

When directors deemed to be re appointed

100 The Company at the meeting at which a Director retires under any provision of these Articles may (subject to Article 102) by ordinary resolution fill up the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. If the Company, at the meeting at which a Director retires by rotation, does not fill the vacancy the retiring Director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the Director is put to the meeting and lost If he is not reappointed or deemed to have been reappointed, be shall retain office until the meeting appoints someone in his place or, if he does not do so, until the end of the meeting

Resolution

101 A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any general meeting, unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it and any resolution moved in contravention of this provision shall be void

Eligibility for election

102 No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Director at any general meeting unless, not less than seven nor more than twenty eight days before the day appointed for the meeting, there shall have been received at the office notice addressed to the Secretary and executed by a member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election, and also notice executed by the person to be proposed of his willingness to be elected The notice to be received from the proposing member shall state the particulars of the nominee which would, if he were appointed, be required to be included in the Company's register of directors maintained by the Company in terms of Section 288 of the 1985 Act

Additional powers of the Company

103 The Company may, in accordance with and subject to the provisions of the Statutes, by ordinary resolution of which special notice has been given, remove any Director from office notwithstanding any provision of these Articles or of any contract between the Company and such Director (but without prejudice to any claim he may have for damages for breach of any such contract) and by ordinary resolution appoint another person in place of a Director so removed from office, and any person so appointed shall be treated, for the purpose of determining the time at which he or any other Director is to retire by rotation, as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director In default of such appointment, the vacancy arising upon the removal of a Director from office may be filled by the Directors as a casual vacancy

Appointment by ordinary resolution or by directors

104 The Company may, by ordinary resolution, appoint any person to be a Director either to fill a casual vacancy or as an additional Director and without prejudice and in addition thereto, the Directors shall have power at any time to appoint any person to be a Director either to fill a casual vacancy or as an additional Director, but so that, in either case, the total number of Directors shall not at any time exceed the maximum number (if any) fixed by, or in accordance with, these Articles Any person so appointed by the Directors shall hold office only until the next annual general meeting and shall then be eligible for election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting

ALTERNATE DIRECTORS

Power to appoint alternate directors

105.(A) Any Director (other than an alternate director) may at any time, by notice executed by the Director, appoint any person (including another Director) to be his alternate Director, and may, in like manner, at any time terminate such appointment If such alternate Director is not another Director, such appointment, unless previously approved by the Directors, shall have effect only upon and subject to being so approved Subject to the preceding sentence of this Article, such appointment or termination shall take effect in accordance with the terms of the notice on receipt of such notice by the Company which shall, in the case of a notice contained in an instrument, be sent to the office and addressed to the Secretary, or otherwise be delivered at a meeting of the Directors or, in the case of a notice contained in an electronic communication, be sent to such address (if any) as may for the time being be notified by or on behalf of the Company for that purpose Any of the Directors may appoint the same alternate Director For the purposes of this Article, an electronic communication which contains an appointment or termination need not comprise writing if the Directors so determine and in such a case, if the Directors so determine, the appointment or termination need not be executed but shall instead be subject to such conditions as the Directors may approve

Termination

105.(B) The appointment of an alternate Director shall automatically determine on the happening of any event which, if he were a Director, would cause him to vacate such office or if his appointor ceases to be a Director or if the approval of the Directors to his appointment is withdrawn, provided that if, at any meeting, any Director retires by rotation or otherwise but is re elected at the same meeting, any appointment made by him pursuant to this Article 105 which was in force immediately before his retirement shall remain in force as though he had not retired An alternate Director may, by sending notice to the office of the Company, resign such appointment Such notice shall be sent to the Company in the same manner as is referred to in Article 105 (A) and shall take effect upon receipt of the same by the Company

Alternate to receive notices

105.(C) An alternate Director shall (except when absent from the United Kingdom) be entitled, if his appointor so requests, to receive notices of meetings of the Directors to the same extent as the Director appointing him and shall be entitled to attend and vote as a Director and be counted for the purposes of a quorum at any such meeting at which the Director appointing him is not personally present and, generally, at such meeting to perform all functions, powers and duties of his appointor as a Director and, for the purposes of the proceedings at such meeting, the provisions of these Articles shall apply as if he were a Director If he shall himself be a Director, or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative but he shall count as only one for the purpose of determining whether a quorum is present. If his Appointor is for the time being absent from the United Kingdom, or temporarily unable to act through ill health or disability, his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor To such extent as the Directors may from time to time determine in relation to any committees formed under Article 114 (A), this Article 105 (C) shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member An alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles

Alternate may be paid expenses but not remuneration

105 (D) An alternate Director may be repaid expenses, and shall be entitled to be indemnified, by the Company to the same extent *mutatis mutandis* as if he were a Director, but he shall not be entitled to receive from the Company any remuneration in respect of his services as an alternate Director, except only such proportion (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct

Alternate not an agent of appointor

105 (E) Except as otherwise expressly provided in these Articles, an alternate Director shall be deemed for all purposes to be a Director Accordingly, except where the context otherwise requires, a reference to a Director shall be deemed to include a reference to an alternate Director An alternate Director shall be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him

PROCEEDINGS OF DIRECTORS

Meetings of directors

106 Subject to the provisions of these Articles, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit Questions arising at any meeting shall be determined by a majority of votes In case of an equality of votes, the chairman of the meeting shall have a second or casting vote A Director may, and the Secretary on the requisition of a Director shall,

at any time summon a meeting of the Directors Notice of a meeting of the Directors shall be deemed to be properly sent to a Director if it is sent to him personally or by word of mouth or sent by instrument to him at his last known address or such other address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose or sent using electronic communications to such address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose A Director absent or intending to be absent from the United Kingdom may request the Directors that notices of meetings of Directors shall, during his absence, be sent by instrument to him at such address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose or sent using electronic communications to such address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose but, in the absence of any such request, it shall not be necessary to send notice of a meeting of Directors to any Director for the time being absent from the United Kingdom A Director may waive notice of any meeting either prospectively or retrospectively. Without prejudice to the first sentence of this Article 106, a meeting of the Directors, or of a committee of the Directors, may consist of a conference between Directors who are not all in one place, but of whom each is able, directly or by telephonic or other communication, to speak to each of the others and to be heard by each of the others simultaneously A Director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly Such a meeting shall be deemed to take place where the largest group of those participating in the conference is assembled, or, if there is no such group, where the chairman of the meeting then is. The word ***meeting*** in these Articles shall be construed accordingly Any electronic communication pursuant to this Article 106 need not comprise writing if the Directors so determine

Authority to vote

107 A Director who is unable to attend any meeting of the Directors and has not appointed an alternate Director may authorise any other Director to vote for him at that meeting, and in that event the Director so authorised shall have a vote for each Director by whom he is so authorised in addition to his own vote Any such authority must be in writing which must be produced at the meeting at which the same is to be used and be left with the Secretary for retention For the purpose of this Article, an electronic communication which contains an authority need not comprise writing if the Directors so determine

Quorum

108 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and, unless so fixed at any other number, shall be two A meeting of the Directors, at which a quorum is present, shall be competent to exercise all powers and discretions for the time being exercisable by the Directors

Directors' interests

109. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract (or any transaction or arrangement whether or not constituting a contract) with the Company or any subsidiary undertaking of the Company shall declare the nature of his interest in accordance with the provisions of the Statutes For the purposes of this Article 109

(a) a general notice sent to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified, and

(b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his

Directors' powers to vote

110 (A) Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which (together with any interest of any person connected with him) he has any material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

Where interest does not prevent voting

110 (B) Subject to the provisions of the Statutes, a Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely

(a) the giving of any guarantee, security or indemnity to him in respect of money lent or obligations incurred by him at the request of, or for the benefit of, the Company or any of its subsidiary undertakings,

(b) the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility (in whole or in part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security,

(c) any proposal concerning the subscription or purchase by him of shares, debentures or other securities of the Company pursuant to an offer or invitation to members or debenture holders of the Company, or any class of them, or to the public or any section of them,

(d) a contract, arrangement, transaction or proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be interested as a participant in the underwriting or sub underwriting thereof,

(e) a contract, arrangement, transaction or proposal concerning any other body corporate in which he is interested, directly or indirectly, and whether as an officer or shareholder or otherwise howsoever, provided that he (together with persons connected with him within the meaning of Section 346 of the 1985 Act) does not hold an interest (as that term is used in Sections 198 to 211 of the 1985 Act) representing 1 per cent or more of the issued shares of any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purposes of this Article 110 to be a material interest in all circumstances). For the purpose of this sub paragraph (e) there shall be disregarded any shares held by a Director as simple trustee under the law of Scotland and of a bare or custodian trustee under the laws of England and Wales and in which he has no beneficial interest and any shares comprised in any authorised unit trust scheme in which the Director is interested only as a unit holder,

(f) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the contract or arrangement relates, and

(g) a contract, arrangement, transaction or proposal concerning insurance which the Company is empowered to purchase and/or maintain for or for the benefit of any Directors of the Company or for persons who include Directors of the Company

Interests of connected persons and alternates

110 (C) For the purpose of this Article 110, an interest of a person who is, for the purpose of the 1985 Act, connected with (which words shall have the meaning given thereto by Section 346 of the 1985 Act) a Director shall be treated as an interest of the Director and, in relation to an alternate, an interest of his appointor shall be treated as an interest of the alternate without prejudice to any interest which the alternate has otherwise

Consideration of matters involving two or more directors

110.(D) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any undertaking in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under paragraph (e) of Article 110 (B) or otherwise precluded from voting) shall be entitled to vote (and be counted in the quorum) in respect of each resolution, except that concerning his own appointment

Materiality of directors' interests

110 (E) If any question shall arise at any meeting as to the materiality of a Director's interest, or as to the entitlement of any Director to vote, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting (or, if the Director concerned is the chairman, to the other Directors at the meeting) and his ruling in relation to any Director other than himself (or, as the case may be, the ruling of the majority of the other Directors in relation to the chairman) shall be final and conclusive, except in a case where the nature or extent of the interests of such Director (or, as the case may be, the chairman) has not been fairly disclosed

Power of directors if number falls below minimum

111 The continuing Directors may act notwithstanding any vacancies in their number, but if, and so long as, the number of Directors is reduced below the number fixed by, or in accordance with, these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of filling up such vacancies or of summoning general meetings of the Company, but not for any other purpose If there are no Directors or Director able or willing to act, then any two members may summon a general meeting for the purpose of appointing Directors

Chairman

112 The Directors may elect a chairman (or make any appointment by them of a Director conditional upon his becoming the chairman) and one or more deputy chairmen and determine the period for which each is to hold office The chairman or, in his absence, one of any deputy chairmen shall preside at meetings of the Directors, but if no chairman or deputy chairman shall have been appointed, or if at any meeting none of them be present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting. If at any time there is more than one deputy chairman or vice chairman, the right to preside at a meeting of Directors shall in the absence of the chairman be determined as between the deputy chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors

Resolutions in writing

113 A resolution in writing, executed by all the Directors for the time being in the United Kingdom and all the alternate Directors (if any) for the time being in the United Kingdom whose appointors are for the time being absent from the United Kingdom (provided that their number is sufficient to constitute a quorum) or by all the members of a committee formed under Article 114 (A) for the time being, shall be as valid and effective as a resolution passed at a meeting of the Directors or, as the case may be, of such committee duly convened and held For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) as may for the time being be notified by the Company for that purpose, and

(b) a resolution may consist of several instruments and/or several electronic communications, each executed by one or more Directors or alternate Directors or members of the committee concerned, or a combination of both

Committees of directors

114.(A) The Directors may delegate any of their powers or discretions (including, for the avoidance of doubt, any powers or discretions relating to the remuneration of Directors) to committees consisting of one or more of the Directors and (if thought fit) one or more other persons co opted as hereinafter provided Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub delegate to one or more Directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the Directors may specify, and may be revoked or altered Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations which may from time to time be imposed by the Directors Any such regulations may provide for, or authorise, the co option to the committee of persons other than Directors and for such co opted members to have voting rights as members of the committee, but so that (a) the number of co opted members shall be less than one half of the total number of members of the committee and (b) no resolution of the committee shall be effective unless a majority of the members of the committee present at the meeting are Directors or alternates of Directors

Proceedings of committees

114 (B) The meetings and proceedings of any such committee shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superseded by any regulations made by the Directors under Article 114 (A)

Use of designation *Director*

115 The Directors may appoint any person to any office or employment having a designation or title including the word ***Director***, or attach to any existing office or employment with the Company such a designation or title, and may terminate any such appointment or the use of any such designation or title Unless the appointment of the holder has been recorded in the register of directors maintained by the Company in terms of Section 288 of the 1985 Act, the inclusion of the word ***Director*** in the designation or title of any such office or employment shall not imply that the holder is a Director of the Company, nor shall the holder thereby be empowered in any respect to act as, or be deemed to be, a Director of the Company for any of the purposes of these Articles

Validity of proceedings

116 All acts done by any meeting of Directors or of any such committee or by any person acting as a Director shall, as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment or continuance in office of any such Directors (or their alternates), or member of the committee, or person acting as aforesaid, or that they or any of them were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director (or alternate Director) or member of the committee and had been entitled to vote

GENERAL POWERS OF DIRECTORS

Business to be managed by the directors

117 (A) The business and affairs of the Company shall be managed by the Directors who, subject to and in accordance with the provisions of the Statutes, the Memorandum of Association of the Company (the ***Memorandum***) and these Articles and to any directions given by special resolution, may exercise all the powers of the Company No alteration of the Memorandum or these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given The general powers given by this Article 117 shall not be limited, or restricted, by any special authority or power given to the Directors by these Articles and a meeting of the Directors at which a quorum is present may exercise all powers exercisable by the Directors

Exercise by Company of Voting Rights

117 (B) The Directors may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as they think fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate)

Local boards

118.(A) The Directors may make such arrangements as they think fit for the management and transaction of the Company's affairs in any specified locality, whether in the United Kingdom or elsewhere, and, without prejudice to the generality of the foregoing, may at any time, and from time to time, (a) establish any regional, divisional or local boards, committees or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, (b) appoint any one or more of the Directors, or any other person or persons, to be members of such regional, divisional or local boards or committees, or any managers or agents, and may fix their remuneration, (c) delegate to any regional, divisional or local board or committee, manager or agent any of the powers, authorities and discretions vested in the Directors with power to sub delegate, (d) authorise the members of any regional, divisional or local boards or committees or any of them, to fill any vacancies therein, and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and (e) remove any person so appointed, may fix the quorum of the said regional, divisional or local boards or committees, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby

Agents

118 (B) The Directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the Directors determine, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Powers of attorney

119 The Directors may, from time to time and at any time, by power of attorney or otherwise, appoint any person or undertaking, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period, and subject to such conditions, as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub delegate all or any of the powers, authorities and discretions vested in him The Directors may delegate all or any of their powers under this Article 119

Official seal for use abroad

120 The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors

Overseas and local registers

121 Subject to and to the extent permitted by the Statutes and the Regulations, the Company, or the Directors on behalf of the Company, may cause to be kept in any territory outside the United Kingdom a branch register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit in respect of the keeping of any such register.

Execution by the Company

122 All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such

manner as the Directors or any duly authorised committee of the Directors shall from time to time determine

BORROWING POWERS

General power to borrow

123.(A) Subject as hereinafter provided, the Directors may exercise all the powers of the Company to borrow money and to pledge or grant any security over all or any part of its undertaking, property and assets (present and future) and uncalled capital and, subject to and in accordance with the Statutes, to issue debentures, debenture stock and other securities whether terminable, redeemable or perpetual and whether outright or as collateral security for any guarantee, debt, liability or obligation of the Company or of any third party

Definitions for and interpretation of Article 123

123 (B) For the purposes of this Article 123

Adjusted Capital and Reserves shall be interpreted in accordance with Article 123 (D),

equity share capital has the same meaning as in Section 744 of the 1985 Act;

Excepted Foreign Currency Borrowings means moneys borrowed denominated or repayable in a currency other than sterling which have the benefit of an exchange cover scheme,

exchange cover scheme means HM Treasury exchange cover scheme, forward currency contract, currency option, back to back loan, swap or other arrangement taken out or entered into to reduce the risks associated with fluctuations in the exchange rates,

finance lease means a contract between a lessor and a member of the Group as lessee or sub lessee where substantially all the risks and rewards of the ownership of the asset leased or sub leased are to be borne by the lessee or sub lessee,

Group means the Company and its subsidiary undertakings for the time being;

hire purchase agreement means a contract of hire between a hire purchase lender and a member of the Group as hirer;

Investments means at any time the aggregate of

(a) cash at bank and in hand,

(b) deposits (including for the avoidance of doubt, certificates of deposit) for a term not exceeding six months and money at call; and

(c) securities issued by the Government of the United Kingdom which are traded on a recognised investment exchange

Latest Accounts means in the case where

(a) the Company has no subsidiary undertakings, the latest published audited balance sheet of the Company; or

(b) the Company has subsidiary undertakings but there is no audited consolidated balance sheet of the Group, the respective latest published audited balance sheets of the undertakings comprising the Group,

(c) the Company has subsidiary undertakings some only of whose audited balance sheets are consolidated in the latest published audited balance sheet of the Group, the latest published consolidated audited balance sheet of the Group together with the latest published audited balance sheets of those subsidiary undertakings whose audited balance sheets are not included in the consolidated audited balance sheet of the Group; and

(d) the Company has subsidiary undertakings all of whose audited balance sheets are consolidated in the latest published audited consolidated balance sheet of the Group, the latest published consolidated audited balance sheet of the Group

and in this Article 123 references to balance sheets shall be construed as balance sheets prepared for the purposes of the Statutes in accordance with the historical cost convention or that convention with modifications provided that if balance sheets prepared for the purposes of the Statutes have not been prepared in accordance with the historical cost convention but have been prepared in accordance with the current cost convention references to balance sheets are to be taken as references to balance sheets prepared for the purpose of the Statutes in accordance with the current cost convention but adjusted as the Auditors, after consultation with the Directors, consider appropriate to enable the aggregate amount referred to in Article 123 (C) below to be calculated as though derived from a balance sheet prepared in accordance with the historical cost convention or that convention as applied with such modifications as may be appropriate in the circumstances and references to the Latest Accounts shall be construed accordingly;

moneys borrowed shall be interpreted in accordance with Article 123 (E);

outside interests means the proportion of the nominal amount of the issued equity share capital of a partly owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company, and

subsidiary undertaking shall be construed as a subsidiary undertaking of the Company

Maximum limit on borrowings

123 (C) The Directors shall restrict the moneys borrowed by the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate principal amount (including any fixed or minimum premium payable on final repayment) at any one time outstanding in respect of all moneys borrowed (whether secured or not) by the Group (exclusive of moneys borrowed by any member of the Group from any other member of the Group, subject to paragraph (c) of Article 123 (E)) for the time being, subject as hereinafter provided, shall not without the previous sanction of an ordinary resolution of the Company exceed an amount equal to the higher of (i) £10,000,000,000 and (ii) two and a half (2½) times the Adjusted Capital and Reserves,

Adjusted capital and reserves

123 (D) For the purposes of this Article 123, the expression ***Adjusted Capital and Reserves*** shall mean at the relevant time the aggregate of

(a) the amount for the time being paid up or credited as paid up on the issued share capital of the Company and such of the share capital as has been unconditionally allotted but not issued, and

(b) the total of the amounts standing to the credit of the reserves of the Group (including any share premium account, capital redemption reserve, revaluation reserve and statutory reserve and after adding any credit balance or deducting any debit balance on the profit and loss account),

all based on the Latest Accounts after

(i) making such adjustments as may be appropriate to reflect any variations since the date of the Latest Accounts in such share capital or reserves and so that for this purpose (aa) if the Company proposes to issue or has issued any shares for cash and the issue has been underwritten then the amount (including any premium) of the subscription moneys so underwritten (not being moneys payable later than six months after the date the underwriting becomes unconditional) shall be deemed to have been paid up on the date when the issue of such shares was underwritten (or if such underwriting was conditional, on the date when the underwriting becomes unconditional) and (bb) subject as aforesaid, share capital (including any premium) shall be deemed to have been paid up as soon as it has been unconditionally agreed to be subscribed or taken up by any person (provided it is to be so subscribed or taken up within six months of such agreement),

(ii) excluding any sums attributable to outside interests in any subsidiary undertaking and making such adjustments as may be appropriate in respect of any variation in the interests of the Company in its subsidiary undertakings since the date of the Latest Accounts,

(iii) deducting any distributions declared, recommended or made by a member of the Group (other than attributable directly or indirectly to the Company) out of profits earned up to and including the date of the Latest Accounts to the extent that any such distributions are not provided for therein,

(iv) making all such adjustments, if the calculation is required for the purposes of, or in connection with, a transaction under or in connection with which any undertaking is to become or cease to be a subsidiary undertaking, as would be appropriate if such transaction had been carried into effect, and

(v) making such other adjustments (if any) as the auditors may consider appropriate to provide for the carrying into effect of the transaction for the purposes of which the Adjusted Capital and Reserves requires to be calculated or otherwise

Moneys borrowed

123 (E) (a) For the purposes of this Article 123, ***moneys borrowed*** shall, subject to paragraph (b) of this Article 123 (E), be deemed to include the following, except in so far as otherwise taken into account

(i) the principal amount for the time being outstanding and owing by a member of the Group in respect of any debenture (other than the debenture dated 30th April, 1991 issued in favour of the Secretary of State pursuant to a direction made under Section 71 of the Electricity Act 1989) whether issued for cash or otherwise,

(ii) the principal amount raised by a member of the Group by acceptances under any acceptance credit opened on its behalf and in its favour by any bank or accepting house (not being acceptances in respect of the purchase or sale of goods or the provision of services in the ordinary course of business which are outstanding for six months or less),

(iii) the nominal amount of any share capital and the principal amount of any borrowings of any person (together in each case with any fixed or minimum premium payable on final repayment) the redemption or repayment of which is guaranteed or wholly or (to the extent the same is partly secured) partly secured by a member of the Group (but excluding any such share capital which is for the time being beneficially owned by, and (as determined in accordance with paragraph (c) of this Article 123 (E)) any such borrowings which are for the time being owed to, a member of the Group),

(iv) the nominal amount of any share capital (not being equity share capital) of any subsidiary undertaking owned otherwise than by the Company or another subsidiary undertaking,

(v) any fixed or minimum premium payable on final redemption or repayment of any debentures, share capital or other borrowed moneys falling to be taken into account; and

(vi) any amount in respect of a hire purchase agreement or of a finance lease payable in either case by a member of the Group which would be shown as being so payable in a balance sheet prepared in accordance with the accounting principles used in the preparation of the Latest Accounts

(b) For the purposes of this Article 123 moneys borrowed shall be deemed not to include the following

(i) borrowings incurred by a member of the Group for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other member of the Group is guaranteed or insured by the Export Credits Guarantee Department or by any other governmental department or agency fulfilling a similar function, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured,

(ii) borrowings by a member of the Group before, and outstanding after, it becomes a subsidiary undertaking of the Company and amounts secured on an asset before, and remaining so secured after, it is acquired by a member of the Group until six months after the undertaking becomes a subsidiary undertaking or the asset is acquired, as the case may be,

(iii) any guarantee or indemnity given by any member of the group in respect of any amount or obligation deemed not to be moneys borrowed under any of the provisions of this Article 123, and

(iv) borrowings incurred by a member of the Group for the purpose of complying with any direction issued by the Secretary of State under Section 34 or Section 96 of the Electricity Act 1989,

(c) For the purposes of this Article 123·

(i) moneys borrowed by a partly owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding paragraph (a) of this Article 123 (E)) be taken into account subject to the exclusion of a proportion of such moneys borrowed attributable to outside interests,

(ii) moneys borrowed and owing to a partly owned subsidiary undertaking by another member of the Group shall, subject to paragraph (a) of this Article 123 (E) and sub paragraph (iii) below, be taken into account to the extent of the proportion of such moneys borrowed attributable to the outside interests in such partly owned subsidiary undertaking, and

(iii) in the case of moneys borrowed and owing to a partly owned subsidiary undertaking by another partly owned subsidiary undertaking, the proportion which would otherwise be taken into account under sub paragraph (ii) above shall be reduced by excluding such part of such moneys borrowed as is attributable to the outside interests in the borrowing subsidiary undertaking,

(d) There shall be offset against the amount of moneys borrowed, any amounts beneficially owned by a member of the Group which represent the value of Investments which would be shown as current assets in a balance sheet prepared in accordance with the accounting principles used in the preparation of the Latest Accounts, subject, in the case of Investments which are beneficially owned by a partly owned subsidiary undertaking, to the exclusion of a proportion thereof attributable to outside interests

(e) For the avoidance of doubt, no amount shall be taken into account more than once in any calculation of moneys borrowed, and

(f) When the aggregate principal amount of borrowings required to be taken into account on any particular date is being ascertained, any particular borrowing which is then outstanding and which is denominated or repayable in a currency other than sterling shall

(i) with the exception of Excepted Foreign Currency Borrowings, be translated into sterling at the rate of exchange prevailing in London at the close of business on the last business day before that date or, if it would result in a lower figure, at the rate of exchange prevailing in London at the close of business on the last business day six months before that time and so that, for these purposes, the rate of exchange shall be taken as the spot rate in London recommended by a London clearing bank selected by the Directors as being the most appropriate rate for the purchase by the Company of the currency and amount in question for sterling at the time in question; and

(ii) in the case of any Excepted Foreign Currency Borrowings, at the rate of exchange which would be applicable to such moneys borrowed on their repayment to the extent that such rate of exchange is fixed under any exchange cover scheme in connection with such moneys borrowed, provided that, where it is not possible to determine the, rate of exchange applicable at the time of repayment of such moneys borrowed, they shall be translated into sterling under the terms of the applicable exchange cover scheme on such basis as may be agreed with, or determined by, the auditors or, if it is agreed with the auditors not to be practicable, in accordance with the provisions of sub paragraph (f)(i) above

Fluctuating rates of exchange

123 (F) The Company shall not be in breach of the borrowing limit under this Article 123 by reason of the limit being exceeded as a result only of any fluctuation in rates of exchange provided that within six months of the Directors becoming aware of any such fluctuation or change which would but for this provision have caused such a breach, the aggregate principal amount as aforesaid is reduced to an amount not exceeding the said limit

Changes in legislation

123.(G) If, as a result of any change in legislation relating to or affecting taxation matters, any amount payable by a member of the Group in respect of any finance lease shall increase and, if in consequence the borrowing limit under this Article 123 is exceeded, an amount of moneys borrowed equal to the excess may be disregarded until the expiration of six months after the date on which the Directors become aware that such a situation has arisen.

Validity of borrowing arrangements

123 (H) No person dealing with the Company or any of its subsidiary undertakings shall, by reason of the foregoing provisions, be concerned to see or inquire whether the said limits are observed, and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded A certificate signed by two Directors that the amount of any moneys borrowed is within the said limits shall for the purposes of this Article 123.(H) be conclusive evidence in any question between any such person and the Company

Certification by auditors

123 (I) A certificate or report by the auditors as to the amount of Adjusted Capital and Reserves or as to the amount of moneys borrowed or to the effect that the limit imposed by this Article 123 has or has not been or will or will not be exceeded at any particular time or times shall be conclusive evidence of the amount or of that fact

SECRETARY

124. The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may, at any time, be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company If thought fit, two or more persons may be appointed as joint secretaries. The Directors may also appoint, from time to time, on such terms as they may think fit, one or more deputy secretaries and assistant secretaries Anything by the Statutes or by these Articles

required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any deputy or assistant secretary, or if there is no deputy or assistant secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors

SEALS

125 (A) The Directors shall provide for the safe custody of the seal and any securities seal and neither shall be used without the authority of the Directors or a committee authorised by the Directors on their behalf

125 (B) Every deed, contract, document, instrument or other writing to which the seal shall be affixed shall (except as permitted by Article 19 (A)) be subscribed on behalf of the Company by two of the Directors of the Company, or by a Director and the Secretary of the Company, or by two persons authorised to subscribe such deed, contract, document, instrument or other writing on its behalf

125 (C) Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument An instrument executed, with the authority of a resolution of the Directors, by a Director and the secretary or by two Directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal For the purpose of the preceding sentence only, ***secretary*** shall have the same meaning as in the 1985 Act

125 (D) The securities seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued Any such securities or documents sealed with the securities seal shall not require to be signed

AUTHENTICATION OF DOCUMENTS

126 Any Director or the Secretary or any person appointed by the Directors or by a duly authorised committee for the purpose shall have power to authenticate and certify as true copies of and extracts from

(a) any document comprising or affecting the constitution of the Company whether in an instrument or electronic form,

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company or the Directors or any committee whether in physical form or electronic form, and

(c) any book, record, document and accounts relating to the business of the Company, whether in physical form or electronic form

Where any books, records, documents or accounts are elsewhere than at the office the officer, servant or agent of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting of the Company or of the Directors or any committee, which is certified as aforesaid and whether in physical form or electronic form shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting

MINUTES AND BOOKS

Keeping of minutes and books

127 The Directors shall cause minutes to be made in books to be provided for the purpose:

(a) of all appointments of officers made by the Directors,

(b) of the names of the Directors or their alternates and any other persons present at each meeting of Directors and of any committee formed under Article 114 (A), and

(c) of all resolutions and proceedings at all meetings of the Company and of any class of members of the Company and of the Directors and of committees formed under Article 114 (A)

Any such minutes shall be conclusive evidence of any such proceedings if they purport to be executed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting.

Safeguarding of minutes and books

128 Any register, index, minute book, book of account or other book required by these Articles or the Statutes to be kept by or on behalf of the Company may be kept either by making entries in bound books or by recording them in any other manner In any case in which bound books are not used, the Directors shall take adequate precautions for guarding against falsification and for facilitating discovery of falsification

DIVIDENDS

Declaration of dividends by the Company

129 The Company may, by ordinary resolution, declare dividends in accordance with the respective rights of the members, but no dividend shall be payable except out of the profits of the Company available for distribution under the provisions of the Statutes and these Articles or in excess of the amount recommended by the Directors Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and

paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid For the purposes of this Article 129, no amount paid on a share in advance of calls shall be treated as paid on the share

Declaration of dividends by the Directors

130. Subject to the provisions of the Statutes, the Directors may pay dividends (whether final or otherwise) if it appears to them that they are justified by the profits of the Company available for distribution If the share capital is divided into different classes, the Directors may pay dividends on shares which confer deferred or non preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no dividend shall be paid on shares carrying deferred or non preferred rights if, at the time of payment, any preferential dividend is in arrears The Directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment If the Directors act in good faith, they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of a dividend on any shares having deferred or non preferred rights

Currency of payment

131 (A) The Directors may at their discretion make provisions to enable an ADR Depositary to receive dividends duly payable in a currency or currencies other than Sterling

131 (B) For the purpose of the calculation of the amount payable in respect of any dividend, the rate of exchange to be used to determine the relevant currency equivalent of any sum payable as a dividend shall be such market rate (whether spot or forward) selected by the Directors as they shall consider appropriate subject to such adjustments as the directors may determine ruling in London on the date which is the business day last preceding (a) in the case of a dividend to be declared by the Company in general meeting, the date on which the Directors publicly announce their intention to recommend that specific dividend and (b) in the case of any other dividend, the date on which the Directors publicly announce their intention to pay that specific dividend, provided that where the Directors consider the circumstances to be appropriate they shall determine such relevant currency equivalent of any sums payable as a dividend by reference to such market rate or rates or the mean of such market rates prevailing at such time or times or on such other date or dates, in each case falling before the time of the relevant announcement, as the Directors may in their discretion select The decision of the directors regarding the exchange rate shall be conclusive and binding

Interest not payable

132 No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company, unless otherwise provided by the rights attached to the share

Permitted deductions

133 The Directors may deduct from any dividend or other moneys payable to any member, whether alone or jointly with any other member, on or in respect of a share all sums of money (if any) presently payable by him, whether alone or jointly with any other member, to the Company on account of calls or otherwise in relation to shares of the Company

Retention of dividends

134. The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or other obligations in respect of which the lien exists

Waiver of dividends

135 The waiver, in whole or in part, of any dividend on any share by any document shall be effective only if such document is executed by the holder (or the person entitled to the share in consequence of a transmission event) and delivered to the Company and if, or to the extent that, the same is accepted as such or acted upon by the Company.

Unclaimed dividends

136 Without prejudice to the operation of Article 137, all dividends or other moneys payable on, or in respect of, a share unclaimed after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed The payment by the Directors of any unclaimed dividend or other moneys payable on, or in respect of, a share into a separate account shall not constitute the Company a trustee in respect thereof The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member's new address The entitlement conferred on the Company by this Article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque

Forfeiture of unclaimed dividends

137 Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and shall revert to the Company

Dividends in specie

138. The Company may either (i) upon the recommendation of the Directors, by ordinary resolution, or (ii) by resolution of the Directors in respect of a dividend to be paid pursuant to Article 130, direct that payment of a dividend (whether final or

otherwise), in whole or in part, be made by the distribution of specific assets (and in particular of paid up shares or debentures of any other company) and the Directors may give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may (a) settle the same as they think expedient and, in particular, may issue fractional certificates or may authorise any person to sell and transfer any fractions and distribute or retain the proceeds or disregard fractions altogether, (b) fix the value for distribution of such specific assets or any part thereof, (c) determine that cash payments shall be made to any members on the basis of the value so fixed in order to adjust the rights of those entitled to participate in the dividend, and (d) vest any such specific assets in trustees as may seem expedient to the Directors

Procedure for payment

139 (A) Any dividend or other moneys payable in respect of a share may be paid

(a) by cheque or warrant made payable to or to the order of the holder or person entitled to payment, or

(b) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment, or

(c) by any other method approved by the Directors and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including (without limitation) in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system)

Payment by post

139 (B) A cheque or warrant may be sent by post

(a) where a share is held by a sole holder, to the registered address of the holder of the share, or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the register, or

(c) if a person is entitled by transmission to the share, as if it were a notice to be given under Article 150, or

(d) in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company

Discharge to Company and risk

139 (C) Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may include the sending by the Company or by any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the holder or joint holders or, if permitted by the Company, of such person as the holder of joint holders may in writing direct) shall be a good discharge to the Company Every cheque or warrant sent or transfer of funds made by the relevant bank or system in accordance with these Articles shall be at risk of the holder or person entitled The Company shall have no responsibility for any sums lost or delayed in the course of payment by any method used by the Company in accordance with Article 139.(A)

Receipts where joint holders

140 If two or more persons are registered as joint holders of any share or are entitled jointly to a share in consequence of a transmission event, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share

Scrip dividends

141 Subject to approval by the Company at any annual general meeting, the Directors may, in respect of any dividend declared or proposed to be declared or payable within a specified period expiring no later than the conclusion of the fifth annual general meeting following the date of such approval (and provided that an adequate number of unissued shares is available for the purpose), determine and announce that shareholders will be entitled to elect to receive in lieu of such dividend (or part thereof, as the directors shall determine) an allotment of additional shares credited as fully paid Any such announcement shall, where practicable, be made prior to or contemporaneously with the announcement of the dividend in question and any related information as to the Company's profits for such financial period or part thereof In any such case the following provisions shall apply

(a) the basis of allotment shall be determined by the Directors so that, as nearly as may be considered convenient, the value calculated by reference to the average quotation of the additional shares (including any fractional entitlement) to be allotted in lieu of any amount of dividend shall equal such amount For such purpose the ***average quotation*** of a share shall be the average of the middle market quotations of the shares on the London Stock Exchange, as derived from the Daily Official List of the London Stock Exchange, on each of the first five consecutive business days on which such shares are quoted ex the relevant dividend A certificate or report by the auditors as to the amount of the average quotation in respect of any dividend shall be conclusive evidence of that amount,

(b) the Directors shall, after determining the basis of allotment, send notice to the members of the right of election accorded to them and shall send with or following such notice forms of election specifying the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective,

(c) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (the ***elected shares***), and in lieu thereof additional shares shall be allotted to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Directors shall capitalise out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of additional shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the elected shares on such basis,

(d) the additional shares so allotted shall rank *pari passu* in all respects with the fully paid shares then in issue, save only as regards participation in the relevant dividend (or share election in lieu),

(e) the Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are disregarded or rounded up or the benefit of fractional entitlements accrues to the Company rather than to the members concerned) The Directors may authorise any person to enter into, on behalf of all the members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned,

(f) notwithstanding the foregoing, the Directors may at any time prior to payment of the relevant dividend determine, if it appears to them desirable to do so because of a change in circumstances, that the dividend shall be payable wholly in cash after all and if they so determine then all elections made shall be disregarded The dividend shall be payable wholly in cash if the ordinary share capital of the Company ceases to be listed on the Official List of the London Stock Exchange at any time prior to the due date of issue of the additional shares or if the listing is suspended and not reinstated by the date immediately preceding the due date of such issue, and

(g) the Directors may on occasion determine that rights of election shall not be made available to any members with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of rights of election would or might be unlawful and in such event the provisions aforesaid shall be read and construed subject to such determination

CAPITALISATION OF PROFITS AND RESERVES

Capitalisation of profits and reserves

142 (A) The Directors may, with the authority of an ordinary resolution of the Company

(a) subject as hereinafter provided, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund including the Company's share premium account and capital redemption reserve,

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article 142 (A), only be applied in paying up unissued shares to be allotted to members credited as fully paid,

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividend only to the extent that the latter shares rank for dividend,

(d) make such provision by authorising the sale and transfer to any person of shares or debentures representing fractions to which any members would become entitled or by the issue of fractional certificates (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions,

(e) authorise any person to enter, on behalf of all the members concerned, into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members,

(f) generally do all acts and things required to give effect to such resolution as aforesaid, and

(g) for the purposes of this Article, unless the relevant resolution provides otherwise, if the Company holds treasury shares of the relevant class at the record date specified in the relevant resolution, it shall be treated as if it were entitled to receive the dividends and to participate in the capitalisation in respect of those treasury shares as if those treasury shares had been held by a person other than the Company

Avoidance of discounts on exercise of employees' share options

142 (B)(a) Where, pursuant to an employees' share scheme, the Company has granted options to subscribe for shares on terms which provide *inter alia* for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to and in accordance with the provisions of the Statutes, the Directors may, on the exercise of any of the options concerned and payment of the subscription which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in Article 142 (A) to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly

(b) The provisions of paragraphs (c) to (f) of Article 142 (A) above shall apply *mutatis mutandis* to this Article 142 (B) (but as if the authority of an ordinary resolution of the Company were not required)

ACCOUNTS

Right to inspect accounts

143 Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the office or, subject to and in accordance with the Statutes, at such other place or places as the Directors think fit and shall always be open to the inspection of the Directors No member (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors

Preparation and laying of accounts

144 The Directors shall, from time to time, in compliance with the provisions of the Statutes, cause to be prepared and to be laid before a general meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be required by the Statutes.

Accounts to be sent to members

145 Subject to the Statutes, a copy of every balance sheet and profit and loss account which is to be laid before a general meeting of the Company (including every document required by law to be attached or annexed thereto) and of the Directors' and auditors' reports or, where permitted by the Statutes, a summary financial statement in the form specified by the Statutes or any regulations made thereunder shall, not less than twenty one days before the date of the meeting, be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles, provided that this Article 145 shall not require a copy of these documents to be sent to more than one of joint holders or to any person who is not entitled to receive notices of meetings and of whose address the Company is not aware Whenever a listing or quotation on any stock exchange for all or any of the shares or debentures or other securities of the Company shall for the time being be in force, there shall be forwarded to the appropriate officer of such stock exchange such number of copies of such documents as may for the time being be required under its regulations or practice

AUDITORS

Validity of acts of auditors

146 Subject to the provisions of the Statutes, all acts done by any person acting as an auditor shall, as regards all persons dealing in good faith with the Company, be valid notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified

Rights of auditors

147 The auditors shall be entitled to attend any general meeting and to receive all notices of, and other communications relating to, any general meeting which any member is entitled to receive and to be heard at any general meeting on any part of the business of the meeting which concerns them as auditors

NOTICES

Notice in writing

148 (A) Save as otherwise provided in these Articles, any notice to be sent to or by any person pursuant to these Articles shall be in writing, except that a notice calling a meeting of the Directors need not be in writing Any such notice may be sent using electronic communications to such address (if any) as may for the time being be notified for that purpose to the person giving the notice by or on behalf of the person to whom the notice is sent

Method of giving notice to members

148 (B) The Company may send any notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine

(a) personally, or

(b) by posting the notice or other document in a prepaid envelope addressed to the member at his registered address, or

(c) by leaving the notice or other document at that address, or

(d) by sending the notice or other document using electronic communications to such address (if any) as may for the time being be notified to the Company by or on behalf of the member for that purpose.

148 (C) Subject to the Statutes, the Company may also send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where.

(a) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him),

(b) the notice or document is one to which that agreement applies,

(c) the member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website, and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed, and

(d) the notice or document continues to be published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid

In this Article 148 (C), ***publication period*** means

(a) in the case of a notice of an adjourned meeting of which notice is required to be given pursuant to Article 67, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub paragraph (c) above is sent or (if later) is deemed sent,

(b) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub paragraph (c) above is sent or (if later) is deemed sent

148 (D) A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent using electronic communications shall (provided that, in the case of electronic communications, the Company so agrees) be entitled to have notices or other documents sent to him at that address but otherwise

(a) no such member shall be entitled to receive any notice or other document from the Company, and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting

148 (E) The Directors may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members and by members to the Company

148 (F) In this Article (except for Article 148 (C)) and in Articles 149 to 154, references to a notice include without limitation references to any notification required by the Statutes or these Articles in relation to the publication of any notices or other documents on a website

Signature on notices

148 (G) The signature on any notice required to be sent by the Company may be typed or printed or otherwise executed

Notice to joint holders

148 (H) In respect of joint holdings, all notices or other documents shall be sent to the joint holder whose name stands first in the register of members and any notice or other document so sent shall be sufficient notice to all the joint holders in their capacity as such

When notices etc. deemed sent or delivered

149 (A) Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent Proof that a notice or other document contained in an electronic

communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the Directors so resolve, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent A notice or other document sent by the Company to a member by post shall be deemed to be sent

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted,

(b) in any other case, on the second day following that on which the envelope containing it was posted

149 (B) A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed sent to the member on the day following that on which the electronic communication was sent to the member.

149 (C) A notice or other document shall be deemed sent to the member in accordance with Articles 149 (A) or 149 (B) notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member or otherwise

Notice to persons entitled by transmission

150 A person entitled to a share in consequence of a transmission event, upon such evidence being produced as may from time to time properly be required by the Directors to show his title to the share and upon supplying an address within the United Kingdom for receiving notices, shall, save as herein otherwise expressly provided, be entitled to have sent to him at such address any notice or document to which the member but for the transmission event would be entitled, and such notice shall for all purposes be deemed sent to all persons interested (whether jointly with or as claiming through or under him) in the share. Until such address has been supplied, a notice may be sent in any manner in which it might have been sent if the transmission event had not occurred

Untraced members

151 If on three consecutive occasions notices have been sent to any member through the post at his registered address or his address for the service of notices or by using electronic communication to such address (if any) as may for the time being be notified to the Company by or on behalf of the member for that purpose but have been returned undelivered, or if, after any one such occasion, the Directors or any committee authorised by the Directors on their behalf are of the opinion, after the making of all reasonable enquiries, that any further notices to such member would, if sent as aforesaid, likewise be returned undelivered, such member shall not thereafter be entitled to receive notices from the Company until he shall have communicated

with the Company in respect of his shares and supplied in writing to the transfer office a new registered address or address within the United Kingdom for receiving notices

Advertisement of notices

152 Any notice required to be sent by the Company to the members or any of them, and not expressly provided for by or pursuant to these Articles, shall be sufficiently sent if given by advertisement inserted once in at least one leading Scottish and one leading national daily newspaper

Notices during disruption of postal services

153 If at any time, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one leading Scottish and one leading national daily newspaper published on the same date and such notice shall be deemed to have been duly sent to all members entitled thereto on the day when the advertisement appears In any such case the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable

Deemed notice

154 (A) A member present in person at any meeting of the Company or of the holders of any class of shares shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called

Successors in title bound by notice to predecessor

154 (B) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been sent to the person from whom he derives his title, but this Article 154 (B) shall not apply to a notice given under Section 212 of the 1985 Act

Statutory requirements

155 Nothing in any of Articles 148 to 154 inclusive shall affect any requirement of the Statutes that any particular offer, notice or other document be sent in any particular manner

WINDING UP

Liquidator may distribute in specie

156 If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the Court) the liquidator may, with the authority of an extraordinary resolution and any other sanction required by the Insolvency Act 1986, divide among the members *in specie* the whole, or any part of, the assets of the Company and

whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members

Disposal of assets to trusts

157 The liquidator may, with the like authority referred to in Article 156, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability

PROVISIONS FOR EMPLOYEES

158 The Directors may, by resolution, exercise any power conferred by Section 719 of the 1985 Act to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation, or the transfer to any person, of the whole, or part of, the undertaking of the Company or that subsidiary undertaking

INDEMNITY

159 Subject to the provisions of and so far as may be consistent with the Statutes, but without prejudice to any indemnity to which such person may otherwise be entitled, every Director, auditor, Secretary, other officer or employee of the Company shall be entitled to be indemnified out of the assets of the Company against all costs, charges, losses, expenses and liabilities incurred by him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer, auditor or employee of the Company and in which decree or judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court

ADR DEPOSITARIES

160 Without prejudice to the right of an ADR Depositary to exercise any other rights conferred in these Articles, an ADR Depositary may appoint as its proxy or proxies ADR Holders registered on the books of the ADR Depositary and may determine the method by which, and the terms on which, such appointments are made, save that each such appointment shall identify the number of Ordinary Shares in respect of which the appointment is made and the aggregate number of Ordinary Shares in respect of which appointments subsist at any one time shall not exceed the aggregate number of Ordinary Shares which for the time being shall be registered in

the name of the ADR Depositary or its nominee (such aggregate number of Ordinary Shares for the time being hereinafter called the ***Depositary Shares***)

161 The ADR Depositary shall maintain a register or system(s) (the ***Proxy Register***) in which shall be recorded such details as the Directors may determine to identify each person who is for the time being so appointed as proxy pursuant to Article 160 (an ***Appointed Proxy***) and the number of Depositary Shares (his ***Appointed Number***) in respect of which his appointment for the time being subsists The Proxy Register shall be open to inspection by any person authorised by the Company during usual business hours and the ADR Depositary shall furnish to the Company or its agents upon demand all such information as to the contents of the Proxy Register, or any part of it, as may be requested

162 Subject to the Statutes and provided there are sufficient Depositary Shares to satisfy his Appointed Number, an Appointed Proxy shall, in relation to proceedings at any general meeting

(i) upon production to the Company at a general meeting of evidence of his appointment (which shall be in such form as the Company and the ADR Depositary shall determine from time to time) be entitled to the same rights, and subject to the same restrictions, in relation to his Appointed Number of the Depositary Shares as though such shares were registered in the name of the Appointed Proxy,

(ii) himself be entitled, by a proxy appointment duly executed by him pursuant to Article 81 (A), to appoint another person, including the ADR Depositary, as his proxy in relation to his Appointed Number of Depositary Shares, and so that the provisions of these Articles shall apply (*mutatis mutandis*) in relation to a proxy appointment executed pursuant to this paragraph (ii) of this Article and to a person appointed pursuant to such proxy appointment as though such person were the proxy of a member and the proxy appointment were a form of proxy executed by the Appointed Proxy in accordance with Article 81 (A)

163 The Company may send to the Appointed Proxies as appearing in the Proxy Register at their addresses as so appearing all notices and other documents which are sent to the holders of Ordinary Shares The entitlement of Appointed Proxies to receive notice of general meetings pursuant to Article 59 (A) shall be governed by the provisions of Articles 148, 149, 151, 153 and 154 which shall apply in respect of such notices as if such Appointed Proxies were members.

164 When a Record Date is determined in accordance with the provisions of Article 167 for a particular purpose

(i) the number of Depositary Shares in respect of which a person entered in the Proxy Register as an Appointed Proxy is to be treated as having been appointed for that purpose shall be the number in respect of which his appointment subsists as identified by the Proxy Register as at the Record Date, and

(ii) changes to entries in the Proxy Register after the Record Date shall be disregarded in determining the entitlement of any person for the purpose concerned

165 Except as required by law, no Appointed Proxy shall be recognised by the Company as holding any interest in shares upon any trust and subject to the recognition of the rights conferred in relation to general meetings by appointments made by Appointed Proxies pursuant to Article 162 (ii) the Company shall be entitled to treat any person entered in the Proxy Register as an Appointed Proxy as the only person (other than the ADR Depositary) who has any interest in the Ordinary Shares in respect of which the Appointed Proxy has been appointed

166 If any question shall arise as to whether any particular person or persons has or have been validly appointed to vote (or exercise any other right) in respect of any Depositary Shares (whether by reason of the aggregate number of shares in respect of which appointments are identified in the Proxy Register exceeding the aggregate number of Depositary Shares or for any other reason) such question shall if arising at or in relation to a general meeting be determined by the chairman of the meeting (and if arising in any other circumstances shall be determined by the Directors) whose determination (which may include declining to recognise a particular appointment or appointments as valid) shall if made in good faith be conclusive and binding on all persons interested

Record date

167 Subject to the Statutes and Regulations but notwithstanding any other provision of these Articles, the Company or the Directors may by resolution specify any date and time (the ***Record Date***) as the date and time on which persons registered as the holders of shares or other securities or (as appropriate) Appointed Proxies shall be entitled (i) to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular or (ii) to attend at any general meeting and/or to exercise voting rights in respect of shares registered in their name in the register of members or in respect of which their appointment subsists as identified by the Proxy Register (as the case may be) as at such a date and time, and any such Record Date may be on, or at any time before, the date on which the same is paid, made, despatched or published or on which the general meeting is held or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced, but without prejudice to the rights *inter se* in respect of the same of transferors and transferees of any such shares or other securities

168 Rights and Restrictions attached to the B Shares

(A) Election Form

(a) Together with a circular to shareholders dated 31 March 2006 (the ***Circular***) holders of ordinary shares were sent a form of election relating to the B Shares (the ***Election Form***) under which they could elect in relation to any B Shares held by them to (i) receive the Single B Share Dividend (as defined below), (ii) accept an offer by an agent on behalf of the Company to purchase the B Shares (the ***Initial Repurchase Offer***), or (iii) retain B Shares and receive the B Share Continuing Dividend (as defined below).

(b) Holders of B Shares who have not returned a duly completed Election Form by 6 pm on 19 May 2006 (or such later time and/or date as the Directors may determine) electing (revocably until that time) to accept the Initial Repurchase Offer or to retain their B Shares and receive the B Share Continuing Dividend will be deemed instead to have elected to receive the Single B Share Dividend (as described in Article 168(B) below) in relation to each B Share held by them

(c) The Directors may, if they so determine in their absolute discretion, accept an Election Form which is received after the relevant time or which is not correctly completed or returned The Directors may, in addition, if they so determine in their absolute discretion, treat any other document or action as a valid Election Form or as the completion or delivery of a valid Election Form, as the case may be

(B) Income

(a) Out of the profits available for distribution, a single dividend of £3 60 per B Share (the ***Single B Share Dividend***) shall be payable to holders of B Shares on the register of members of B Shares at 6 pm on 19 May 2006 (or such later time and/or date as the Directors may determine) who have validly elected or are deemed pursuant to Article 168(A)(b) above or in accordance with the Circular and the Election Form to have elected to receive the Single B Share Dividend in respect of such B Shares registered in their name at such date and time

(b) Such dividend shall, if declared, become payable on 22 May 2006 or such later date as the Directors may determine (the ***Single Dividend Date***) Each B Share in respect of which such dividend is declared shall immediately be automatically converted into a deferred share of 50 pence nominal value with the rights and restrictions described in Article 168(H) (a ***Deferred Share***)

(c) Out of the profits available for distribution in respect of each financial year or other accounting period of the Company, the holders of the B Shares who have elected to retain their B Shares or in accordance with the Circular and the Election Form are deemed to have elected to retain their B Shares shall be entitled, in priority to any payment of dividend or other distribution to the holders of any ordinary shares and before profits are carried to reserves, to be paid a non cumulative preferential dividend (the ***B Share Continuing Dividend***) at such annual rate on a value of £3 60 per B Share as is calculated in accordance with Articles 168(B)(e) and 168(B)(f) below rounded down to the nearest 1/10 penny

(d) The first B Share Continuing Dividend will be in respect of the period commencing on the Single Dividend Date as defined under Article 168(B)(b), and is to be paid in arrears on 28 May 2007 (or such later date in 2007 as the Directors may determine) and thereafter, such dividend will be paid (without having to be declared) annually in arrears on 28 May (or such later date as the Directors may determine) in each year or, if any such date would otherwise fall on a date which is not a Business Day (as defined below) it shall be postponed to the next day which is a Business Day (without any interest or payment in respect of such delay being charged) (each, a ***Payment Date***)

(e) Each twelve month period ending on 28 May is called a ***Calculation Period*** The annual rate applicable to each Calculation Period shall be 75 per cent of 12 month LIBOR for the Calculation Period in question which appears on the display designated as page ISDA on Reuters (or such other page or service as may replace it or have replaced it for the purpose of displaying London inter bank offered rates of leading banks for pounds sterling deposits as determined by the Company), at or about 11 am (London time) on the first Business Day of such Calculation Period

(f) If the offered rate so appearing is replaced by the corresponding rates of more than one bank then Article 168(B)(e) above shall be applied, with any necessary consequential changes, to the arithmetic mean (rounded upward, if necessary, to the nearest 1/16 per cent) of the rates (being at least two) which so appear, as determined by the Company If for any other reason such offered rate does not so appear, or if the relevant page is unavailable, the Company will request each of the banks whose offered rates would have been used for the purposes of the relevant page, if the event leading to the application of this Article 168(B)(f) had not happened, through its principal London office to provide the Company with its offered quotation to leading banks for pounds sterling deposits in London for the Calculation Period concerned as at 11 am (London time) on the first Business Day of such Calculation Period The rate for such Calculation Period shall be the arithmetic mean (rounded upward, if necessary, to the nearest 1/16 per cent) of such quotations (or of such of them, being at least two, as are so provided), as determined by the Company.

(g) In this paragraph, the expression ***Business Day*** means a day upon which pounds sterling deposits may be dealt in on the London inter bank market and commercial banks are generally open in London, and 'non cumulative' in relation to the B Share Continuing Dividend means that the dividend payable on each Payment Date is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting reference periods) without any right in the case of a deficiency to resort to profits made in subsequent accounting reference periods

(h) Payments of the B Share Continuing Dividend under Article 168(B)(d) shall be made to holders on the Company's relevant register on a date selected by the Directors, being not less than 15 days nor more than 42 days (or, in default of selection by the Directors, on the date falling 15 days) prior to the relevant Payment Date

(i) The holders of the B Shares shall not be entitled to any further right of participation in the profits of the Company

(j) All B Share Continuing Dividends payable on the B Shares which are unclaimed for a period of 12 years from the date of due payment shall be forfeited and shall revert to the Company

(C) Capital

(a) Except as provided in Article 168(F) below, on a return of capital on winding up (excluding any intra group reorganisation on a solvent basis), the holders of the B Shares shall be entitled, in priority to any payment to the holders of ordinary shares, to £3 60 per B Share held by them, together with a sum equal to the relevant proportion of the B Share Continuing Dividend (if any) under Article 168(B)(c) which would have been payable, if the winding up had taken effect on the last day of the then current Calculation Period, the relevant proportion being the number of days from and including the preceding Payment Date (or, if the date of such winding up is prior to 22 May 2006, the Single Dividend Date) to, but excluding, the date of such winding up, divided by 365

(b) The aggregate entitlement of each holder of B Shares on a winding up in respect of all of the B Shares held by him shall be rounded up to the nearest whole penny

(c) On a winding up, the holders of the B Shares shall not be entitled to any further right of participation in the profits or assets of the Company in excess of that specified in Article 168(C)(a) above If on such a winding up the amounts available for payment are insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled

(d) The holders of the B Shares shall not be entitled to any further right of participation in the assets of the Company

(D) Attendance and voting at general meetings

(a) The holders of the B Shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of the Company nor to attend, speak or vote at any such general meeting unless

(i) the business of the meeting includes the consideration of a resolution for the winding up (excluding any intra group reorganisation on a solvent basis) of the Company, in which case the holders of the B

Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on any such resolution, or

(ii) at the date of the notice convening the meeting, the B Share Continuing Dividend has remained unpaid for six months or more from the relevant Payment Date, in which case the holders of the B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote on all resolutions

(b) Whenever the holders of the B Shares are entitled to vote at a general meeting of the Company, on a show of hands every holder thereof who (being an individual) is present in person or (being a corporation) by a representative shall have one vote, and on a poll every such holder shall have one vote per B Share.

(E) Company's right to purchase

(a) Subject to the provisions of the 1985 Act and to compliance with applicable securities law and regulations but without the need to obtain the sanction of any resolution of the holders of the B Shares, the Company may at any time and at its sole discretion purchase B Shares (i) in the market or (ii) by tender available alike to all holders of B Shares or (iii) by private treaty, in each case at a price and upon such other terms and conditions as the Directors may think fit

(b) Subject to the provisions of the 1985 Act, and pursuant to the authority provided in Article 168(E)(a) above, the Company may, at any time after 14 May 2011, without obtaining the sanction of the holders of the B Shares

(i) appoint any person to execute on behalf of all the holders of the B Shares a transfer of all of the B Shares or any part thereof (and/or an agreement to transfer the same) to the Company or to such person as the Directors may determine, subject to the Company or such person (as the case may be) paying to the holders of the B Shares so transferred such amount as they would be entitled to under Article 168(C) were the Company to be wound up on such day, and

(ii) cancel all or any B Shares so purchased by the Company in accordance with the 1985 Act, and

(iii) in connection therewith, change the form of any B Shares held in uncertificated form to certificated form and cancel any relevant listing or trading of such B Shares (and the holders of the B Shares shall take, and the Company may on their behalf take, such steps as may be required in connection with such change of form or cancellation of listing)

(F) Class rights

(a) The Company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority or subsequent to the B Shares The creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the B Shares) shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose or require the consent of the holders of B Shares

(b) A reduction by the Company of the capital paid up or credited as paid up on the B Shares and the cancellation of such shares and, upon such reduction, the payment to the holders of the B Shares of the preferential amounts to which they would be entitled to under Article 168(C) were the Company to be wound up on the day that such reduction becomes effective (or the issue to the holders of the B Shares of new shares in any new holding company of the Company with substantially the same terms as the B Shares), shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose or require the consent of the holders of the B Shares For the avoidance of doubt, the deemed variation of class rights referred to in Article 8(B)(a) shall not apply to the B Shares Without prejudice to the foregoing, the Company is authorised to reduce (or purchase shares in) its capital of any class or classes (subject to obtaining, as applicable, the consent of the holders of the ordinary shares and the confirmation of the Court in each case in accordance with the 1985 Act) and such reduction (or purchase) shall not involve a variation of any rights attaching to the B Shares for any purpose or require the consent of the holders of the B Shares The holders of the B Shares shall not be entitled to participate in any capitalisation of profits or reserves by the Company and any such capitalisation shall not involve a variation of any rights attaching to the B Shares for any purpose or require the consent of the holders of the B Shares.

(c) If at any time a currency other than pounds sterling is accepted as legal tender in the United Kingdom in place of or in addition to pounds sterling, the Directors shall be entitled, without the consent of holders of the ordinary shares or the B Shares, to make such arrangements and adjustments in respect of the method of calculation and payment of any of the entitlements of holders of B Shares under these Articles as the Directors consider necessary, fair and reasonable in the circumstances to give effect to the rights attaching to the B Shares, including (without limitation) in respect of the calculation and payment of the B Share Continuing Dividend, notwithstanding the fact of such acceptance Any such arrangements and adjustments shall not involve a variation of any rights attaching to the B Shares for any purpose or require the consent of the holders of B Shares

(G) Deletion of Article 168(A) (G) when no B Shares in existence

Article 168(A) (G) shall remain in force until there are no longer any B Shares in existence whether by way of conversion into Deferred Shares, repurchase and cancellation, whichever is earlier, notwithstanding any provision in the Articles to the contrary Thereafter Article 168(A) (G) shall be and shall be deemed to be of no effect (save to the extent that the provisions of Article 168(A) (G) are referred to in other Articles) and shall be deleted and replaced with the wording 'Article 168(A) (G) has been deleted', and the separate register for the holders of B Shares shall no longer be required to be maintained by the Company, but the validity of anything done under Article 168(A) (G) before that date shall not otherwise be affected and any actions taken under Article 168(A) (G) before that date shall be conclusive and shall not be open to challenge on any grounds whatsoever

(H) Deferred Shares

(a) Income

The Deferred Shares shall confer no right to participate in the profits of the Company

(b) Capital

On a return of capital on a winding up (excluding any intra group re organisation on a solvent basis) there shall be paid to the holders of the Deferred Shares the nominal capital paid up or credited as paid up on such Deferred Shares after

(i) firstly, paying to the holders of the B Shares £3 60 per B Share held by them together with any outstanding entitlement to the B Share Continuing Dividend up to the Payment Date last preceding the return of capital, and

(ii) secondly, paying to the holders of the ordinary shares the nominal capital paid up or credited as paid up on the ordinary shares held by them respectively, together with the sum of £100,000 on each ordinary share.

The holders of the Deferred Shares shall not be entitled to any further right of participation in the assets of the Company

(c) Attendance and voting at general meetings

The holders of the Deferred Shares shall not be entitled to receive notice of any general meeting of the Company or to attend, speak or vote at any such meeting

(d) Form

The Deferred Shares shall not be listed on any stock exchange nor shall any share certificates be issued in respect of such shares The Deferred Shares shall not be transferable except in accordance with Article 168(H)(f) below or with the written consent of the Directors

(e) Class rights

The Company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority or subsequent to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose or require the consent of the holders of the Deferred Shares A reduction by the Company of the capital paid up or credited as paid up on the Deferred Shares and the cancellation of such shares shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose or require the consent of the holders of the Deferred Shares For the avoidance of doubt, the deemed variation of class rights referred to in Article 8(B)(a) shall not apply to the Deferred Shares Without prejudice to the foregoing, the Company is authorised to reduce (or purchase shares in) its capital of any class or classes (subject to obtaining, as applicable, the consent of the holders of the ordinary shares and the confirmation of the Court in each case in accordance with the 1985 Act) and such reduction (or purchase) shall not involve a variation of any rights attaching to the Deferred Shares for any purpose or require the consent of the holders of the Deferred Shares

(f) Transfer

The Company may at any time (and from time to time), subject to the provisions of the 1985 Act, without obtaining the sanction of the holder or holders of the Deferred Shares

(i) appoint any person to execute on behalf of any holder of Deferred Shares a transfer of all of the Deferred Shares or any part thereof (and/or an agreement to transfer the same) to the Company or to such person as the Directors may determine (whether or not an officer of the Company), and any such transfer shall be for no consideration, and

(ii) cancel all or any of the Deferred Shares so acquired by the Company in accordance with the 1985 Act

(I) Deletion of Article 168(H) (I) when no Deferred Shares in existence

Article 168(H) (I) shall remain in force until there are no longet any Deferred Shares in existence, whichever is earlier, notwithstanding any provision in the Articles to the contrary Thereafter Article 168(H) (I) shall be and shall be deemed to be of no effect (save to the extent that the provisions of Article 168(H) (I) are referred to in other Articles) and shall be deleted and replaced with the wording 'Article 168(H) (I) has been deleted', and the separate register for the holders of Deferred Shares shall no longer be required to be maintained by the Company, but the validity of anything done under Article 168(H) (I) before that date shall not otherwise be affected and any actions taken under Article 168(H) (I) before that date shall be conclusive and shall not be open to challenge on any grounds whatsoever

INDEX TO ARTICLES OF ASSOCIATION


END